Form 10-K405, Exhibit 13
period 1995-12-31
DREW INDUSTRIES INCORPORATED
filed 1996-03-22
CIK 763744

               QUALITY PRODUCTS FOR MANUFACTURED HOMES AND RV'S

                         DREW INDUSTRIES INCORPORATED

                                    [LOGO]

                              ANNUAL REPORT 1995

Kinro                    Manufactured Housing Products

                                [ILLUSTRATION]

A drawing of an aluminum or vinyl window and manufactured homes appears here in the printed document.

                         Recreational Vehicle Products

                                [ILLUSTRATION]

A drawing of recreational vehicles appears here in the printed document.

The February 15, 1996 acquisition of Shoals Supply adds axles, tires and chassis parts for the manufactured housing industry to our product lines.

FINANCIAL HIGHLIGHTS
                                                                                  Fiscal Year
                                              Year Ended December 31,         Ended August 31,(a)
                                          ------------------------------      -------------------
(In thousands, except per share amounts)    1995        1994       1993         1992       1991
-------------------------------------------------------------------------------------------------
Net Sales                                 $100,084    $82,965    $67,065      $50,703    $41,855
Income From Continuing Operations(b)      $  7,822    $ 5,570    $ 6,368(c)   $ 3,945    $ 2,069
Income Per Common Share from Continuing
    Operations(b)                         $   1.58    $  1.14    $  1.34(c)   $   .85    $   .44
Working Capital(b)                        $  8,820    $ 6,017    $17,706      $11,948    $10,763
Stockholders' Equity(b)                   $ 16,002    $ 8,072    $22,376      $14,164    $10,383
Book Value Per Common Share(b)            $   3.23    $  1.64    $  4.62      $  3.03    $  2.23

(a) Effective December 31, 1992, the Company changed its year end from August 31 to December 31.

(b) On July 29, 1994, the Company spun off to stockholders its wholly-owned subsidiary, Leslie Building Products. The results of Leslie Building Products prior to the Spin-off are reflected as discontinued operations in the accompanying Consolidated Financial Statements. On the date of the Spin-off the net assets of Leslie Building Products was $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

(c) Includes income of $1,609,000 ($.34 per share) relating to a refund of prior years' Federal income taxes and interest thereon.

             Net Sales           Income From Continuing Operations
             In millions         In millions

             [BAR GRAPH]         [BAR GRAPH]

             1995  $100          1995  $7.8
             1994   $83          1994  $5.6
             1993   $67          1993  $6.4(c)
             1992   $51          1992  $3.9
             1991   $42          1991  $2.1

                 Earnings Per Share From Continuing Operations
                 In dollars

                 [BAR GRAPH]

                 1995   $1.58
                 1994   $1.14
                 1993   $1.34(c)
                 1992    $.85
                 1991    $.44

                                       1
                         DREW INDUSTRIES INCORPORATED

CORPORATE GOAL

     Drew has committed its financial and managerial resources to maximizing shareholder value. Through the efforts of its employees, the Company has become a leading nationwide supplier to the manufactured housing and recreational vehicle industries. The management team of Kinro, Inc., Drew's operating subsidiary, is motivated to maintain an entrepreneurial spirit, operating autonomously within the corporate strategy and financial framework developed in conjunction with Drew's executive staff.

Per Share Market Price Range

     A summary of the high and low closing prices of the Company's common stock, on the American Stock Exchange from February 8, 1995 and on the NASDAQ National Market prior to that date, is as follows:

                                    1995               1994
                              ----------------    ---------------
                               High       Low      High      Low
-----------------------------------------------------------------
Quarter Ended March 31        $10.50    $ 8.38    $11.25    $8.38
Quarter Ended June 30         $13.13    $10.38    $11.00    $9.75
Quarter Ended September 30    $13.88    $11.50    $11.00    $8.25
Quarter Ended December 31     $16.38    $12.63    $ 9.00    $8.25

     The closing price per share for the common stock on March 5, 1996 was $15.38 and there were 2,473 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names. Prices subsequent to July 28, 1994 give effect to the share for share Spin-off of Leslie Building Products.

Dividend Information

     Drew has not paid any dividends on its outstanding shares of Common Stock.

                                       2
                         DREW INDUSTRIES INCORPORATED

OPERATIONS

Kinro, Inc. - Manufactured Housing and Recreational Vehicle Products

     Kinro, Drew's operating subsidiary, is one of the leading producers of
(i) aluminum and vinyl windows for manufactured homes and (ii) windows and doors for recreational vehicles ( "RV's" ). Many of the producers of manufactured homes, to whom Kinro sells windows, also manufacture RV's. Kinro has eight domestic manufacturing plants located in geographic areas which provide it with access to its major markets, and a Maquila-dora operation in Juarez, Mexico.

     The February 15, 1996 acquisition of Shoals Supply adds axles, tires and chassis parts for the manufactured housing industry to our product lines, and expands our production capabilities by the addition of five plants in four states.

Plant Locations

                                     [MAP]

The Kinro and Shoals Supply locations listed below are displayed on a map of the United States and represented by a diamond and circle, respectively, in the printed document.

                              Number of Locations
                              -------------------
                                          Shoals
                               Kinro      Supply
                               -----      ------
               Alabama           1           2
               California        1           -
               Georgia           1           -
               Indiana           2           -
               North Carolina    1           1
               Ohio              1           -
               Tennessee         -           1
               Texas             1           -
               Mexico            1           -

                                       3
                         DREW INDUSTRIES INCORPORATED

LETTER TO STOCKHOLDERS

March 6, 1996

  The past year was truly outstanding for Drew and we are pleased to report the following:

     o  Record sales of $100 million - up 21% from 1994.

     o  Record net income of $7.8 million - up 42% from last year.

     o Record per share net income of $1.58 compared to $1.14 income from continuing operations for last year.

     o No bank debt at December 31, 1995. Short-term investments of $3.6 million at December 31, 1995, compared to $4.1 million of bank debt last year-end.

     o  Return on equity of 65%.

     o More than a 90% increase in the Company's market value since our listing on the American Stock Exchange on February 8, 1995.

     o  The acquisition of Shoals Supply, Inc. (which was announced in September
        1995) was completed on February 15, 1996. Results for 1995 do not include Shoals.

     o  The acquisition of Star Windows in November 1995.

     Shoals Supply, Inc. (Bear Creek, Alabama), a privately-owned company, manufactures, refurbishes and distributes new and used axles and tires and chassis parts, to manufacturers of manufactured homes. Shoals operates five locations in four states, and had 1995 sales of approximately $57 million. On a pro forma basis with Shoals, Drew's revenues for 1995 would have been $157 million and earnings per share would have been $1.72.

     The purchase price for the net assets and business of Shoals, consists of approximately 545,000 shares of Drew Common Stock (10% of Drew's outstanding shares) valued at $7.5 million, and cash and a note of approximately $2.0 million. In addition, Drew assumed $7.5 million of Shoals' bank debt and certain other operating liabilities. Approximately $11 million of goodwill will be recorded on this acquisition. The acquisition is expected to be non-dilutive and should add modestly to 1996 earnings per share.

     Shoals will be under the management umbrella of David L. Webster, President and CEO of Kinro, Inc., Drew's wholly-owned subsidiary engaged in the manufacture of aluminum and vinyl windows for use in manufactured homes, and windows and doors for use in recreational vehicles. Kinro, based in Arlington, Texas, operates eight domestic factories and a Maquilodora operation in Juarez, Mexico.

     Shoals will expand Kinro's presence in the manufactured housing industry by making Kinro an even more essential supplier to its customers. This should further our success as a low cost supplier offering superior service and quality products. Shoals, like Kinro, is an outstanding company that has won awards of excellence from its customers.

                                       4
                         DREW INDUSTRIES INCORPORATED

                                                          LETTER TO STOCKHOLDERS

     Star Window (Elkhart, Indiana), with sales of less than $1 million, was acquired in November 1995 for $300,000 cash. The Star Window line represents Kinro's initial entry into the niche window market for mini buses. Kinro is currently building a second Goshen, Indiana factory and will have Star occupy a portion of the premises with the remainder of the facility being used to expand Kinro's capacity. We expect to increase Star's market share.

     In addition to Kinro's growth through acquisitions, 1995 represented a continuation of Kinro's internal growth and extraordinary results. Sales broke the $100 million mark for the first time and market share improved. The manufactured housing industry reported growth of 12% to 341,000 homes while Kinro's product sales to the manufactured housing industry increased 36%. Manufactured housing sales now represents 70% of Kinro's sales, up from 62% last year. Much of this increase relates to higher sales of Kinro's relatively new vinyl window as well as price increases to cover higher raw material costs. The RV industry experienced an interruption of the rapid growth during the last several years with sales of RV's declining 5% to 247,000 units. Kinro's sales of RV products decreased 4% during 1995.

     Kinro's eight factories, and in particular those facilities which supply products for manufactured housing, are nearing full capacity. In anticipation of future growth, Kinro expanded its Goshen #1 factory during 1994 as indicated above and is building Goshen #2 during 1996. In addition, Kinro will build another factory during 1996 for use by the manufactured housing division principally to increase its capacity to produce vinyl windows. Kinro continues to improve its product line in both quality and function, and aims to offer superior service to its customers.

     Our long standing policy of rewarding all levels of management through incentives based upon operating results sparks the entrepreneurial spirit that, in our opinion, is responsible for the record results of Drew. We anticipate benefitting from this trend in 1996.

/s/ Edward W. Rose, III

Edward W. Rose, III
Chairman

/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer

                                       5
                         DREW INDUSTRIES INCORPORATED

ABOUT THE COMPANY

     Kinro is a leading supplier to both the manufactured housing and RV industries. Approximately 70% of Kinro's 1995 product sales are for manufactured homes, industry shipments of which have doubled since 1991 to 341,000 homes in 1995. The acquisition of Shoals Supply, which had 1995 sales of approximately $57 million, makes Kinro an even more essential supplier to its customers in the manufactured housing industry. Kinro also has a significant market share in the products it supplies to the RV industry, which has strong demographics for future growth. Shipments of RV's increased more than 50% from 1991 through 1994, then fell slightly to 247,000 units in 1995.

     Kinro's record of growth, profitability and strong cash flow results from its ability to supply high quality products and superior service while maintaining the most efficient and lowest cost production techniques. Kinro responds quickly to the demands of its customers and has been an industry leader in meeting the strict quality and safety standards for its products.

     Kinro's customers include the most highly regarded companies in the manufactured housing and RV industries, Kinro has received numerous awards of excellence from its customers in recognition of its superior service.

Manufactured Housing Industry

     A manufactured home is an affordable single family, factory-built structure, transportable in one or more sections, for use as a dwelling with or without a permanent foundation and includes plumbing, heating, air-conditioning and electrical systems. The homesite is often improved with lawns and other landscaping. Modern manufactured housing bears little resemblance to the old "trailer" or "mobile homes". These factory-built homes may come with peak and slanted roofs, cathedral ceilings, sky-lights, storm windows, wood siding, and fireplaces.

--------------------------------------------------------------------------------
                              Kinro Product Sales
                           1995 Sales - $100 million

                                  [PIE CHART]

                              Mfg. Housing    70%
                              RV Products     30%
--------------------------------------------------------------------------------

     Sales of factory-built homes have steadily gained market share from site-built homes because they represent the most affordable choice of single family homes. Also, financing alternatives for buyers of manufactured homes, as well as zoning regulations, are becoming more favorable. Many more families qualify for a mortgage for a manufactured home which is usually less than half the price of a site-built home. As a result of the high cost of site-built homes and related mortgage costs, the American dream of ownership of a conventional home has become too expensive for many people, and manufactured housing has become the only affordable home. Manufactured homes, which have an average price of around $35,000 (excluding land) are built to a stringent national building code developed and administered by the U.S. Department of Housing and Urban Development (HUD).

                                       6
                         DREW INDUSTRIES INCORPORATED

                                                               ABOUT THE COMPANY
Recreational Vehicle Industry

     An RV is, in effect, a traveling home which affords the owner the mobility to enjoy travel while providing all the comforts of home.

     RV's are available in a wide range of sizes and styles, which are classified into three main categories:

     o  Towables with average prices ranging from $4,000 to $20,000.

     o Motor Homes with prices ranging from an average of $30,000 to more than $100,000.

     o Van Conversions which are customizations of the standard van chassis and have average prices of around $25,000.

     Kinro's products are used in towables and to a lesser extent in motor homes. They are not used in vans.

--------------------------------------------------------------------------------
                    Industry Shipments of Mfg. Homes & RV's
                                (In thousands)

                                  [BAR GRAPH]

                                1991  1992  1993  1994  1995
                                ----  ----  ----  ----  ----
                   Mfg. Homes    171   211   254   304   341
                   RV's          170   203   228   259   247

--------------------------------------------------------------------------------

     U.S. demographic trends continue to favor the RV industry. The typical first-time RV buyer is in his or her late 40's or early 50's, which is the most rapidly expanding age group in the U.S. Moreover, the last sales peak for RV's was in the 1970's and since the average life of an RV is 15 to 20 years, there will be fewer used RV's available in the coming years to satisfy demand, thus providing further impetus for new sales.

                                       7
                         DREW INDUSTRIES INCORPORATED

FINANCIAL REVIEW

     The Company, through its wholly-owned subsidiary Kinro, Inc. ("Kinro") manufactures and markets windows for manufactured housing and mini buses, as well as windows and doors for recreational vehicles.

        Kinro is one of the leading producers of windows for manufactured homes in the United States. Kinro also manufactures windows and doors for RV's. Many of the producers of manufactured homes, to whom Kinro sells windows, also manufacture RV's. Kinro's products are manufactured in eight plants located in geographic areas throughout the United States and a Maquiladora operation in Juarez, Mexico, which provide it with access to its major markets.

     On February 15, 1996, the Company completed the acquisition of the assets and business of Shoals Supply, Inc., ("Shoals"), a privately-owned Alabama corporation which manufactures, refurbishes and distributes new and used axles, tires, chassis components and related products and services for the manufactured housing industry. Shoals had 1995 net sales of approximately $57 million.

     On July 29, 1994, the Company spun off Leslie Building Products, Inc., its home improvement building products segment, ("Leslie Building Products"), to shareholders on a one-for-one basis (the "Spin-off"). Thereafter Leslie Building Products became a stand-alone company whose common shares are publicly traded. On the date of the Spin-off the net assets of Leslie Building Products were $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by this $20.3 million.

Results of Operations

Net sales, gross margin and operating profit are (in thousands):

                           Year Ended December 31,
                        ----------------------------
                          1995       1994      1993
                          ----       ----      ----
     Net sales          $100,084   $82,965   $67,065
     Gross profit       $ 27,482   $22,436   $19,223
     Operating profit   $ 12,791   $ 9,149   $ 7,880

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Net sales for the year ended December 31, 1995 increased 21% over last year, resulting from a 35% increase in the sales of manufactured housing products. Such increase is primarily volume related including the growth in sales of Kinro's new vinyl window along with greater demand for storm windows. Also contributing to the increase in net sales were price increases implemented as a result of the increase in the cost of raw materials. In order to hedge the impact of price fluctuations on a portion of its future aluminum raw material requirements, the Company has been purchasing aluminum futures on the London Metals Exchange. Industry-wide shipments of manufactured homes increased 12%. Kinro's net sales of RV products decreased 4% for the year, despite price increases, following the trend of industry-wide shipments of RV's, which were down approximately 5% for the year.

     Operating profit increased 40% to $12,791,000 for 1995. While material costs as a percentage of sales were higher in 1995 than in 1994, higher sales and improved operating efficiencies resulted in a slight improvement in gross margin. Selling, general and administrative expenses for 1994 included $462,000 of costs relating to the Spin-off of Leslie Building Products on July 29, 1994. Excluding these costs, selling, general and administrative expenses for 1995 increased 15% which is less than the increase in sales since a substantial portion of these expenses are fixed costs which do not fluctuate with sales.

                                       8
                         DREW INDUSTRIES INCORPORATED

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Net sales for the year ended December 31, 1994, increased 24% over 1993 as a result of the continued improvement in both the RV industry and the manufactured housing industry as well as increased market share. Net sales of RV products increased 20% over 1993 compared to a 14% industry-wide increase for the year. Net sales to the manufactured housing industry were 26% above 1993, which is higher than industry-wide statistics which reflect an increase of 20%.

     Operating profit increased 16% to $9,149,000 for the year ended December 1994. The effect of the increased volume on operating profit was partially offset by (i) $462,000 of expenses relating to the Spin-off of Leslie Building Products and to the write-off of deferred financing costs and (ii) a 1.7 percentage point decrease in gross margin due to higher aluminum costs. Aluminum prices at December 31, 1994 were approximately 70% higher than they were in January 1994. In order to hedge the impact of price fluctuations on a portion of its future aluminum raw material requirements, the Company purchased aluminum futures contracts on the London Metal Exchange. Selling, general and administrative expenses increased 17% for the year, which is substantially less than the increase in sales since a substantial portion of these expenses are fixed or, as in the case of incentive compensation, based upon the profits of the Company. In addition, selling, general and administrative expenses includes the $462,000 of expenses related to the Spin-off of Leslie Building Products and to the write-off of deferred financing costs, noted above.

Shared Services Agreement

     Pursuant to a Shared Services Agreement, for a period of two years following the Spin-off, the Company and Leslie Building Products will share certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company will be reimbursed by Leslie Building Products for the fair market value of such services. This Agreement may be extended under certain circumstances. The Company charged fees to Leslie Building Products of $588,000 during 1995 and $889,000 during 1994 including $340,000 pursuant to the Shared Services Agreement for the five months subsequent to the Spin-off. These fees are included in selling, general and administrative expenses.

Interest Income (Expense), Net

     Net interest income increased by $147,000 for 1995 from 1994 primarily as a result of operating cash flow. Interest expense on the Company's debt to its secured lender was $81,000 compared to $141,000 for 1994. Such debt was paid off on June 1, 1995 and cash flow from operations since then was invested in short-term investments resulting in interest income of $144,000. The Company earned additional interest income of $134,000 for 1995 and $251,000 for 1994 primarily from the notes receivable and the related cash collateral account arising from the Company's 1986 sales of its direct-to-consumer merchandising operations.

     Net interest income decreased by $652,000 for 1994 from 1993 primarily because 1993 includes $745,000 of interest income on a Federal income tax refund. Due to lower average debt as a result of operating cash flow, interest expense on the Company's debt to its secured lender was $141,000 compared to $178,000 for 1993 despite the assumption of $5 million of Leslie Building Products' debt by the Company upon the Spin-off. The Company earned interest income of $251,000 for 1994 and $213,000 (excluding the interest on the tax refund) for 1993 from the notes receivable and the related cash collateral account arising from the Company's 1986 sales of its direct-to-consumer merchandising operations.

Income Taxes

     Pursuant to a tax sharing agreement between the Company and Leslie Building Products, through July 29, 1994, the Company allocated Federal income taxes to Leslie Building Products based upon its income and generally provided state income taxes on a separate return basis. Any benefit recognized by the Drew consolidated group associated with losses by Leslie Building Products was allocated to Leslie Building Products.

     In June 1993, the Company received a tax refund from the Internal Revenue Service in the amount of $1,142,000, plus interest of $745,000. The refund, for which the Company had applied in February 1991, had not been recorded by the Company in prior fiscal years since it was subject to audit by the Internal Revenue Service. The tax portion of the refund of $1,142,000 ($.24 per share) was recorded as a reduction of income tax expense and the interest of $745,000 ($.10 per share, after applicable tax provision) was recorded as interest income.

                                       9
                         DREW INDUSTRIES INCORPORATED

Accounting Changes

     In 1995 the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The effect of the adoption was immaterial.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", effective for years beginning after December 15, 1995, permits companies either to adopt a new method of accounting for employee stock options and similar equity instruments or to continue following the historical accounting method with supplemental pro forma disclosures. The Company will continue its historical practice, and provide the necessary additional information when it adopts the standard in 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has a $6 million 3 year credit agreement with Chemical Bank which matures on July 29, 1997 and is secured by substantially all assets of the Company and its subsidiary. Interest is payable at .25% over the prime rate. In addition, the Company has the option to either fix the rate or convert a portion of the loan to a Eurodollar loan at 2.25% over the LIBO rate. At December 31, 1995, there were no outstanding borrowings under the line of credit. In addition, the Company had short-term investments of $3.6 million at December 31, 1995.

The Statements of Cash Flows reflect the following (in thousands):

                                         Year Ended December 31,
                                       ---------------------------
                                         1995      1994      1993
                                         ----      ----      ----
   Net cash flows provided by
    continuing operations              $ 9,593   $ 6,475   $ 7,525
   Net cash flows (used for)
    investment activities              $(2,274)  $(8,563)  $(6,986)
   Net cash flows (used for)
    provided by financing activities   $(3,760)  $ 2,407   $   366

     Net cash provided by operating activities from continuing operations for 1995 was $9.6 million compared to $6.5 million for 1994. Accounts receivable rose 35% in 1995 and 13% in 1994 resulting primarily from the increase in sales. Inventories increased $.5 million (5%) in 1995 compared to $2.9 million (38%) for 1994. The increase in inventories in 1994 was intentional in view of conditions in the aluminum market. Payables increased $2.4 million and $2.8 million in 1995 and 1994, respectively.

     Capital expenditures approximated $1.9 million in 1995, $1.2 million for 1994 and $1.9 million in 1993. Capital expenditures are expected to increase to approximately $7 million in 1996 primarily as a result of the opening of two new facilities. Such capital expenditures are expected to be funded from borrowings under the line of credit and cash flow from operations. Cash flows used for investing activities in 1994 and 1993 includes Drew's funding of Leslie Building Products of $7.5 million and $5.1 million, respectively. Leslie Building Products was spun off to the Company's stockholders as of July 29, 1994.

     Cash flows used for financing activities in 1995 includes the repayment of the Company's secured debt of $4 million, offset by $.4 million from the exercise of employee stock options and the income tax benefits resulting therefrom.

                                      10
                         DREW INDUSTRIES INCORPORATED

     On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Leslie-Locke's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The net liabilities of White Metal of $3.5 million are substantially all accrued product liability costs. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

     On August 9, 1995 the chapter 7 Trustee of White Metal alleged that Drew and its affiliated companies obtained tax benefits in excess of $4.5 million solely attributable to the use of White Metal's net operating losses. The Trustee has demanded payment in an amount equal to the value of the alleged tax savings achieved. Management denies any liability for the amount claimed by the Trustee and intends to vigorously defend this claim. Management believes it has substantial and meritorious defenses, however, an estimate of potential loss, if any, cannot be made at this time.

     On March 8, 1995, the Board of Directors authorized the repurchase of up to 500,000 shares of the Company's common stock. The purchases will be made from time to time in the open market or in privately negotiated transactions during the next twelve months at market prices prevailing at the time of the purchase. The Company has no commitment or obligation to purchase any minimum number of shares, and actual purchases will depend upon market conditions. The repurchase program may be discontinued or suspended at any time. During 1995, the Company purchased 29,875 shares of treasury stock at a cost of $333,000.

INFLATION

     The prices of raw materials, consisting primarily of aluminum and glass, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Aluminum prices had been volatile and at December 31, 1994 were approximately 70% higher than they were in January 1994. Prices have been relatively stable in the second half of 1995. In order to hedge the impact of future price fluctuations on a portion of its future aluminum raw material requirements, the Company has purchased aluminum futures contracts on the London Metal Exchange. At December 31, 1995 the Company had futures contracts for 1.7 million pounds at an aggregate cost of $1.4 million, which is approximately current market value. In addition, the Company had forward purchase commitments for approximately 3.0 million pounds of aluminum to be delivered over the next four months, at approximately current market prices.

SUBSEQUENT EVENT - ACQUISITION

     On February 15, 1996, the Company completed the acquisition of the assets and business of Shoals Supply, Inc., ("Shoals"), a privately-owned Alabama corporation which manufactures, refurbishes and distributes new and used axles, tires, chassis components and related products and services for the manufactured housing industry. Shoals had 1995 net sales of approximately $57 million.

     The consideration for the acquisition was 544,959 shares of common stock of Drew Industries having a value of $7.5 million, cash at closing of $1,225,000, and a note for $760,000 payable over 5 years. In addition, the Company assumed $7.5 million of Shoals' bank debt and certain operating liabilities. The acquisition was financed with $3,225,000 of the Company's short-term investments and a $6 million acquisition loan from Chemical Bank, which is expected to be refinanced within 90 days.

     The acquisition will be accounted for as a purchase. The aggregate purchase price will be allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. Based on preliminary estimates which will be finalized at a later date, the excess of purchase price over the fair value of the net assets acquired ("goodwill") was approximately $11 million, which will be amortized over 30 years.

     The results of the acquired business will be included in the Company's consolidated statements of income beginning February 16, 1996. On an unaudited pro forma basis, assuming that the acquisition had occurred at the beginning of 1995, the Company would have had net income of $9,423,000 ($1.72 per share) on sales of $156,833,000. Such unaudited pro forma data is not necessarily indicative of the future results of operations of the combined operations.

                                      11
                         DREW INDUSTRIES INCORPORATED

SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                                                                           Four Months
                                                                                    Fiscal Year Ended         Ended
                                                   Year Ended December 31,           Ended August 31,      December 31,
                                              --------------------------------     -------------------     ------------
                                                1995         1994        1993        1992        1991        1992(a)
                                                ----         ----        ----        ----        ----        -------
Operating Data
  Net sales                                   $100,084     $82,965     $67,065     $50,703     $41,855       $20,158
                                              =======      =======     =======     =======     =======       =======
  Operating profit                            $ 12,791     $ 9,149     $ 7,880     $ 4,679     $ 2,980       $ 1,818
                                              =======      =======     =======     =======     =======       =======
  Income from continuing operations before
   income taxes and cumulative effect of
   change in accounting methods               $ 12,925     $ 9,136     $ 8,519(b)  $ 4,327     $ 2,258       $ 1,744
  Provision for income taxes                     5,103       3,566       2,151(b)      382(c)      189(c)        699(b)
                                              -------      -------     -------     -------     -------       -------
  Income from continuing operations before
   cumulative effect of change in
   accounting methods                            7,822       5,570       6,368       3,945       2,069         1,045
  Discontinued operations, net(d)                             (111)       (726)       (193)       (326)         (174)
  Cumulative effect of change in accounting
   methods                                                                                                       702(e)
                                              -------      -------     -------     -------     -------       -------
  Net income                                  $ 7,822      $ 5,459     $ 5,642     $ 3,752     $ 1,743       $ 1,573
                                              =======      =======     =======     =======     =======       =======
  Income per common share:
    Income from continuing operations before
     cumulative effect of change in
     accounting methods                       $  1.58      $  1.14     $  1.34     $   .85     $   .44       $   .22
    Discontinued operations, net                              (.02)       (.15)       (.05)       (.07)         (.03)
    Cumulative effect of change in
     accounting methods                                                                                          .15(e)
                                              -------      -------     -------     -------     -------       -------
    Net income per common  share              $  1.58      $  1.12     $  1.19     $   .80     $   .37       $   .34
                                              =======      =======     =======     =======     =======       =======
Financial Data
  Working capital                             $ 8,820      $ 6,017     $17,706     $11,948     $10,763       $12,362
  Total assets                                $28,231      $22,082     $31,664     $24,253     $20,436       $24,489
  Long-term obligations(f)                    $   311      $ 3,939     $ 2,513     $ 3,569     $ 5,632       $ 2,602
  Stockholders' equity(g)                     $16,002      $ 8,072     $22,376     $14,164     $10,383       $15,751

(a) Effective December 31, 1992, the Company changed its fiscal year end from August 31 to December 31.

(b) The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("Statement 109") as of September 1, 1992, the beginning of its four month transition period. The cumulative effect of this change in accounting for income taxes resulted in the recognition of income of $748,000. Pursuant to Statement 109, a benefit was recorded for net operating loss carryforwards, consequently, a full Federal income tax provision was required for the four months ended December 31, 1992 and thereafter. In 1993 the Company received Federal income tax refunds of $1,142,000, as well as interest thereon of $745,000.

(c) Under the provisions of Statement of Financial Accounting Standards No. 96 ("Statement 96"), the classification of the tax benefit of a net operating loss carryforward is based on the source of income in the current year that is offset by the carryforward. Accordingly, in fiscal 1991 and 1992, the Company's net operating loss carryforward was used to entirely offset its provision for Federal income taxes, subject to the limitations of the alternative minimum tax in fiscal 1992.

(d)  See Note 5 of Notes to Consolidated Financial Statements.

(e) Represents cumulative adjustments to give effect to the adoption of the following Statement(s) of Financial Accounting Standards ("SFAS") as of September 1, 1992:

       SFAS No. 106 (Postretirement benefits)                      $(46,000)
       SFAS No. 109 (Income taxes)                                  748,000
                                                                   --------
         Total cumulative effect of change in accounting methods   $702,000
                                                                   ========

(f) Includes long-term indebtedness, as well as long-term portion of obligations under capital leases and long-term portion of postretirement obligations.

(g) On July 29, 1994, the date of the Spin-off of Leslie Building Products, Inc., (see Note 5 of Notes to Consolidated Financial Statements), the net assets of Leslie Building Products were $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

                                      12
                         DREW INDUSTRIES INCORPORATED

CONSOLIDATED STATEMENTS OF INCOME
                                                 Year Ended December 31,
                                             ------------------------------
                                               1995        1994       1993
                                               ----        ----       ----
(In thousands, except per share amounts)
Net sales (Note 11)                          $100,084    $82,965    $67,065
Cost of sales                                  72,602     60,529     47,842
                                             --------    -------    -------
    Gross profit                               27,482     22,436     19,223
Selling, general and administrative expenses   14,691     13,287     11,343
                                             --------    -------    -------
    Operating profit                           12,791      9,149      7,880
Interest income (expense), net (Note 8)           134        (13)       639
                                             --------    -------    -------
    Income from continuing operations before
     income taxes                              12,925      9,136      8,519
Provision for income taxes (Note 8)             5,103      3,566      2,151
                                             --------    -------    -------
    Income from continuing operations           7,822      5,570      6,368
Discontinued operations, net (Notes 5 and 8)                (111)      (726)
                                             --------    -------    -------
    Net income                               $ 7,822     $ 5,459    $ 5,642
                                             ========    =======    =======
Income per common share (Note 10):
    Income from continuing operations        $  1.58     $  1.14    $  1.34
    Discontinued operations, net                            (.02)      (.15)
                                             --------    -------    -------
    Net income per common share              $  1.58     $  1.12    $  1.19
                                             ========    =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

                                      13
                         DREW INDUSTRIES INCORPORATED

CONSOLIDATED BALANCE SHEETS
                                                               December 31,
                                                            ------------------
                                                              1995       1994
                                                              ----       ----
(In thousands, except shares and per share amounts)
ASSETS
Current assets
  Cash and short term investments                           $ 4,028    $   469
  Accounts receivable, trade, less allowances of $266 in
   1995 and $197 in 1994                                      4,165      3,096
  Inventories (Note 2)                                       11,024     10,509
  Prepaid expenses and other current assets (Note 8)          1,521      2,014
                                                            -------    -------
Total current assets                                         20,738     16,088
Fixed assets, net (Note 3)                                    5,594      4,320
Goodwill, net                                                   319        199
Other assets                                                  1,580      1,475
                                                            -------    -------
    Total assets (Note 7)                                   $28,231    $22,082
                                                            =======    =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities of
   long-term indebtedness and obligations under capital
   leases (Notes 7 and 9)                                   $   128    $   701
  Accounts payable, trade                                     3,511      2,909
  Accrued expenses and other current
   liabilities (Notes 4 and 8)                                8,279      6,461
                                                            -------    -------
Total current liabilities                                    11,918     10,071
Long-term indebtedness (Note 7)                                          3,500
Other long-term liabilities (Note 9)                            311        439
                                                            -------    -------
    Total liabilities                                        12,229     14,010
                                                            -------    -------

Commitments and contingencies (Notes 5 and 9)
Stockholders' equity (Note 10)
  Common stock, par value $.01 per share: authorized
   20,000,000 shares; issued 4,999,644 shares in 1995 and
   4,942,376 shares in 1994                                      50         49
  Paid-in capital                                             9,103      8,663
  Retained earnings (deficit)                                 7,197       (625)
                                                            -------    -------
                                                             16,350      8,087
  Treasury stock, at cost--39,875 shares in 1995 and
   10,000 shares in 1994                                       (348)       (15)
                                                            -------    -------
    Total stockholders' equity                               16,002      8,072
                                                            -------    -------
    Total liabilities and stockholders' equity              $28,231    $22,082
                                                            =======    =======

The accompanying notes are an integral part of these consolidated financial statements.

                                      14
                         DREW INDUSTRIES INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                    Year Ended December 31,
                                                -------------------------------
                                                  1995        1994        1993
                                                  ----        ----        ----
(In thousands)
Cash flows from operating activities:
  Income from continuing operations             $  7,822    $  5,570    $ 6,368
  Adjustments to reconcile income from
   continuing operations to cash flows
   provided by operating activities:
     Depreciation and amortization                   797         710        592
     Deferred taxes                                 (259)       (316)        92
     Loss (gain) on disposal of fixed assets          (3)         (1)         2
     Changes in assets and liabilities:
       Accounts receivable, net                   (1,069)       (361)      (570)
       Inventories                                  (515)     (2,907)       (41)
       Prepaid expenses and other assets             400         937        (85)
       Accounts payable, accrued expenses and
        other current liabilities                  2,420       2,843      1,167
                                                --------    --------    -------
  Net cash flows provided by operating
    activities from continuing operations          9,593       6,475      7,525
  Net loss from discontinued operations                      (111)      (726)
                                                --------    --------    -------
    Net cash flows provided by operating
      activities                                   9,593       6,364      6,799
                                                --------    --------    -------
Cash flows from investing activities:
  Capital expenditures                            (1,944)     (1,152)    (1,901)
  Net transferred to discontinued operations                  (7,538)    (5,086)
  Acquisition of treasury stock                     (333)        (15)
  Proceeds from sales of fixed assets                  3         142          1
                                                --------    --------    -------
      Net cash flows used for investing
       activities                                 (2,274)     (8,563)    (6,986)
                                                --------    --------    -------

Cash flows from financing activities:
  Proceeds from line of credit with Chemical
   Bank and other borrowings                       9,450      29,480      5,800
  Repayments under line of credit with Chemical
   Bank and other borrowings                     (13,651)    (27,601)    (4,329)
  Net change in borrowings under prior secured
   revolving line of credit                                              (2,088)
  Exercise of stock options and other                441         528        983
                                                --------    --------    -------
      Net cash flows (used for) provided by
       financing activities                       (3,760)      2,407        366
                                                --------    --------    -------
      Net increase in cash                         3,559         208        179
  Cash and short term investments at
   beginning of year                                 469         261         82
                                                --------    --------    -------
  Cash and short term investments at end
   of year                                      $  4,028    $    469    $   261
                                                ========    ========    =======

The accompanying notes are an integral part of these consolidated financial statements.

                                      15
                         DREW INDUSTRIES INCORPORATED

                                                    Year Ended December 31,
                                                -------------------------------
                                                  1995        1994        1993
                                                  ----        ----        ----
(In thousands)
Supplemental disclosure of cash flows
 information:
   Cash paid during the year for:
     Interest on debt                           $    132    $    255    $   264
     Income taxes, net of refunds               $  4,856    $  3,750    $ 1,094
   Borrowings under prior revolving line
    of credit                                                           $31,445
   Loan repayments under prior revolving
    line of credit                                                      $33,533

The accompanying notes are an integral part of these consolidated financial statements.

                                      16
                         DREW INDUSTRIES INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                                        Retained      Total
(In thousands,              Common  Treasury   Paid-in  Earnings   Stockholders'
 except shares)             Stock    Stock     Capital  (Deficit)     Equity
                            ------  --------   -------  ---------  -------------
Balance--December 31, 1992   $47              $ 27,430  $(11,726)    $ 15,751

Net income                                                 5,642        5,642
Issuance of 165,625 shares
 of common stock pursuant
 to stock option plan          1                   478                    479
Income tax benefit relating
 to issuance of common
 stock pursuant to stock
 option plan                                       464                    464
Other                                               40                     40
                             ---              --------  --------     --------
Balance--December 31, 1993    48                28,412    (6,084)      22,376

Net income                                                 5,459        5,459
Issuance of 77,497 shares
 of common stock pursuant
 to stock option plan          1                   386                    387
Income tax benefit relating
 to issuance of common
 stock pursuant to stock
 option plan                                       141                    141
Acquisition of 10,000 shares
 of treasury stock                   $ (15)                               (15)
Spin-off of Leslie Building
 Products, Inc. common stock
 to stockholders as of
 July 29, 1994                                 (20,276)               (20,276)
                             ---     -----    --------  --------     --------
Balance--December 31, 1994    49       (15)      8,663      (625)       8,072

Net income                                                 7,822        7,822
Issuance of 57,268 shares
 of common stock pursuant
 to stock option plan          1                   289                    290
Income tax benefit
 relating to issuance of
 common stock pursuant
 to stock option plan                              151                    151
Acquisition of 29,875
 shares of treasury stock             (333)                              (333)
                             ---     -----    --------  --------     --------
Balance--December 31, 1995   $50     $(348)   $  9,103  $  7,197     $ 16,002
                             ===     =====    ========  ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                                      17
                         DREW INDUSTRIES INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

     The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. Drew's sole active subsidiary is Kinro, Inc. ("Kinro") which manufactures and markets windows for the manufactured housing industry and windows and doors for the recreational vehicle ("RV") industry. All significant intercompany balances and transactions have been eliminated.

Inventories

     Inventories are stated at the lower of cost (using the last-in, first-out method) or market. Cost includes material, labor and overhead; market is replacement cost or realizable value after allowance for costs of distribution.

     The Company has purchased commodity futures to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements. Gains and losses on such futures contracts are deferred until recognized in income as a component of cost of sales when the finished products are sold. Cash flow from such futures contracts are included in operating activities in the Consolidated Statements of Cash Flows.

Fixed Assets

     Fixed assets are depreciated principally on a straight-line basis over the estimated useful lives of properties and equipment. Leasehold improvements and leased equipment are amortized over the shorter of the lives of the leases or the underlying assets. Amortization of assets recorded under capital leases is included in depreciation expense. Maintenance and repairs are charged to operations as incurred; significant betterments are capitalized.

Income Taxes

     The Company and its subsidiaries file a consolidated Federal income tax return. The Company's subsidiaries generally file separate state income tax returns on the same basis as the Federal income tax return.

Accounting Changes

     The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") in 1995. The effect of the adoption of FAS 121 was immaterial.

Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                      18
                         DREW INDUSTRIES INCORPORATED

2. INVENTORIES

Inventories consist of the following (in thousands):

                                  December 31,
                               -----------------
                                 1995      1994
                                 ----      ----
Finished goods                 $ 2,147   $ 1,965
Work in process                  1,076     1,123
Raw materials                    9,163     8,285
                               -------   -------
                                12,386    11,373
Adjustment to LIFO cost basis   (1,362)     (864)
                               -------   -------
    Total                      $11,024   $10,509
                               =======   =======
3. FIXED ASSETS

Fixed assets, at cost, consist of the following (in thousands):

                                   December 31,      Estimated
                                -----------------   Useful Life
                                  1995      1994     In Years
                                  ----      ----    -----------
Land                            $   372    $  372
Buildings and improvements        2,099     1,926     8 to 45
Leasehold improvements              686       679     5 to 25
Machinery and equipment           6,038     4,672      5 to 8
Automotive equipment                283       238      2 to 3
Furniture and fixtures              920       635      3 to 8
Capitalized real estate leases      925       925          15
                                -------    ------
                                 11,323     9,447
Less accumulated depreciation
 and amortization                 5,729     5,127
                                -------    ------
    Fixed assets, net           $ 5,594    $4,320
                                =======    ======

Depreciation and amortization of fixed assets consists of (in thousands):

                             Year Ended December 31,
                             -----------------------
                               1995   1994   1993
                               ----   ----   ----
Charged to cost of sales       $554   $472   $381
Charged to selling, general
 and administrative expenses    116    114    120
                               ----   ----   ----
                               $670   $586   $501
                               ====   ====   ====

4. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                        December 31,
                                                      ---------------
                                                       1995     1994
                                                       ----     ----
Accrued employee compensation                         $1,974   $1,767
Accrued employee benefits                              1,702    1,701
Accrued workmen's compensation and other insurance     2,039    1,544
Income taxes                                             940      583
Accrued expenses and other                             1,624      866
                                                      ------   ------
Total                                                 $8,279   $6,461
                                                      ======   ======

                                      19
                         DREW INDUSTRIES INCORPORATED

5. DISCONTINUED OPERATIONS

     On April 19, 1994, the Board of Directors of the Company approved a plan to transfer the stock of Leslie-Locke, Inc. ("Leslie-Locke"), its home improvement building products segment, to Leslie Building Products, Inc. ("Leslie Building Products"), Drew's newly formed subsidiary, and to spin off Leslie Building Products common stock to stockholders on a one-for-one basis (the "Spin-off"). The transfer of the stock of Leslie-Locke to Leslie Building Products became effective May 10, 1994 and the Spin-off of Leslie Building Products common stock to stockholders became effective July 29, 1994. Thereafter Leslie Building Products became a stand-alone company whose common shares are publicly traded.

     Pursuant to a Shared Services Agreement, for a period of two years following the Spin-off, the Company and Leslie Building Products will share certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company will be reimbursed by Leslie Building Products for the fair market value of such services. This Agreement may be extended under certain circumstances. The Company charged fees to Leslie Building Products of $588,000 during 1995 and $889,000 during 1994 including $340,000 pursuant to the Shared Services Agreement for the five months subsequent to the Spin-off.

     Pursuant to a tax sharing agreement between the Company and Leslie Building Products, through July 29, 1994, the Company allocated Federal income taxes to Leslie Building Products based upon its income and generally provided state income taxes on a separate return basis. Any benefit recognized by the Drew consolidated group associated with losses by Leslie Building Products was allocated to Leslie Building Products.

     As a result of the Spin-off, the operating results of Leslie Building Products and its subsidiaries prior to July 29, 1994 are shown as discontinued operations in the accompanying Consolidated Financial Statements.

     On the date of the Spin-off the Company assumed approximately $5 million of Leslie-Locke's debt. Subsequent to the assumption of debt by the Company the net assets of Leslie Building Products were $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

     Net sales of Leslie Building Products prior to the Spin-off were $44,639,000 for the seven months ended July 29, 1994 and $63,689,000 for the year ended December 31, 1993.

     On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Leslie-Locke's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The net liabilities of White Metal of $3.5 million are substantially all accrued product liability costs. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

     On August 9, 1995 the chapter 7 Trustee of White Metal alleged that Drew and its affiliated companies obtained tax benefits in excess of $4.5 million solely attributable to the use of White Metal's net operating losses. The Trustee has demanded payment in an amount equal to the value of the alleged tax savings achieved. Management denies any liability for the amount claimed by the Trustee and intends to vigorously defend this claim. Management believes it has substantial and meritorious defenses, however, an estimate of potential loss, if any, cannot be made at this time.

6. RETIREMENT AND OTHER BENEFIT PLANS

     The Company has a discretionary defined contribution profit sharing plan covering substantially all eligible employees. The Company contributed $92,000, $91,000, and $111,000 to this Plan during the years ended December 31, 1995, 1994 and 1993, respectively.

                                      20
                         DREW INDUSTRIES INCORPORATED

7. LONG-TERM INDEBTEDNESS

     The Company has a $6 million credit agreement with Chemical Bank which matures on July 29, 1997 and is secured by substantially all assets of the Company and its subsidiary. At December 31, 1995, there were no outstanding borrowings under the line of credit. Interest is payable at .25% over the prime rate. In addition, the Company has the option to either fix the rate or convert a portion of the loan to a Eurodollar loan at 2.25% over the LIBO rate. Pursuant to the Agreement, the Company is required to maintain minimum net worth, working capital, and income levels, and meet certain other financial requirements typical to secured borrowing arrangements. In addition, for the term of the loan, the Company will be prohibited from declaring or paying dividends without the prior written consent of the lender. Borrowings under the line of credit in 1994 were classified as long-term since such borrowings were less than an estimate of the minimum amount of borrowings expected to be available during the subsequent year.

Long-term indebtedness consists of the following (in thousands):

                                                        December 31,
                                                      ----------------
                                                       1995      1994
                                                       ----      ----
Notes payable pursuant to a credit agreement
 expiring July 29, 1997 consisting of:
   Note payable due in monthly installments of
    $167 (Paid in full in 1995)                       $         $  500
   Revolving loan, not to exceed $6,000 in 1995
    and $5,000 in 1994, due in 1997                              3,500
   Other                                                            89
                                                      -----     ------
                                                                 4,089
Less current portion                                               589
                                                      -----     ------
   Total long-term indebtedness                       $ --      $3,500
                                                      =====     ======

8. INCOME TAXES

The income tax provision (benefit) in the Consolidated Statements of Income is as follows (in thousands):

                                      Year Ended December 31,
                                    --------------------------
                                     1995      1994      1993
                                     ----      ----      ----
Continuing operations:
  Current:
    Federal                         $4,462    $3,324    $1,423
    State                              900       558       634
  Deferred:
    Federal                           (245)     (233)      128
    State                              (14)      (83)      (34)
                                    ------    ------    ------
  Total income tax provision for
   continuing operations            $5,103    $3,566    $2,151
                                    ======    ======    ======
Discontinued operations             $  --     $  234    $ (274)
                                    ======    ======    ======

                                      21
                         DREW INDUSTRIES INCORPORATED

     The provision for income taxes differs from the amount computed by applying the Federal statutory rate (34%) to income before taxes for the following reasons (in thousands):

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1995    1994    1993
                                                         ----    ----    ----
Income tax at Federal statutory rate                    $4,395  $3,106  $2,896
State income taxes, net of Federal income tax benefit      585     314     396
Surtaxes                                                    40
Change in estimate of prior year's tax liability           (30)            (13)
Amortization and write-off of purchase adjustments on
 acquired companies and other non-deductible expenses      113     146      16
Refund of prior years' Federal tax                                      (1,142)
Other                                                                       (2)
                                                        ------  ------  ------
    Provision for income taxes                          $5,103  $3,566  $2,151
                                                        ======  ======  ======

The significant components of deferred income taxes are as follows (in thousands):

                                                 Year Ended December 31,
                                                 -----------------------
                                                  1995     1994     1993
                                                  ----     ----     ----
Utlization of net operating loss carryforward                      $ 309
Alternative minimum tax credit carryforward                          120
Asset valuation allowances                       $ (29)   $  57     (137)
Depreciation                                        43        8     (186)
Inventory                                          (51)     (36)     (80)
Change in accruals not currently deductible       (359)    (452)     123
Other                                              137      107      (55)
                                                 -----    -----    -----
    Total                                        $(259)   $(316)   $ (94)
                                                 =====    =====    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows (in thousands):

                                              December 31,
                                           ------------------
                                            1995        1994
                                            ----        ----
Deferred tax assets:
  Accounts receivable                      $   97      $   73
  Inventories                                 200         149
  Capital leases                               89         105
  Other asset valuation allowances            247         259
  Employee benefits other than pensions        27          27
  Vacation and holiday pay                    268         269
  Other accruals                              811         570
                                           ------      ------
    Total deferred tax assets               1,739       1,452
Deferred tax liability:
  Fixed assets                                256         228
                                           ------      ------
    Net deferred tax asset                 $1,483      $1,224
                                           ======      ======

     The Company concluded that it is more likely than not that the deferred tax assets at December 31, 1995 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

                                      22
                         DREW INDUSTRIES INCORPORATED

     Deferred income tax benefits of $1,376,000 are included in prepaid expenses and other current assets and $107,000 are included in other assets in the Consolidated Balance Sheets at December 31, 1995. At December 31, 1994, deferred income tax benefits of $1,061,000 were included in prepaid expenses and other current assets and $163,000 were included in other assets in the Consolidated Balance Sheets.

     In 1993, the Company received Federal income tax refunds of $1,142,000 plus interest of $745,000. No benefit had previously been recorded for the refunds, or the interest thereon, since the refunds were subject to audit by the Internal Revenue Service.

9. COMMITMENTS AND CONTINGENCIES

Leases

     The Company's lease commitments are primarily for real estate and vehicles. The significant real estate leases provide for renewal options and periodic rental adjustments to reflect price index changes and require the Company to pay for property taxes and all other costs associated with the leased property. The interest rate on the capital leases is 13.5%. Most vehicle leases provide for contingent payments based upon miles driven and other factors.

     Future minimum lease payments under capital and operating leases at December 31, 1995 are summarized as follows (in thousands):

Years                                        Capital  Operating
-----                                        -------  ---------
1996                                           $170     $1,365
1997                                            170      1,241
1998                                             99        881
1999                                                       678
2000                                                       490
Thereafter                                                 713
                                               ----     ------
    Total lease obligations                     439     $5,368
Less amount representing interest                70     ======
                                               ----
Present value of net minimum lease payments
 (includes $128 payable within one year)       $369
                                               ====

     Rent expense was $1,760,000 and $1,621,000 for the years ended December 31, 1995 and 1994, respectively.

Other

     In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company has purchased aluminum futures contracts on the London Metal Exchange for 1.7 million pounds at an aggregate cost of $1.4 million. At December 31, 1995, the market value of outstanding aluminum futures contracts approximated the aggregate cost of such contracts.

     The Company has an employment contract with one of its employees which expires in 1996 and is expected to be renewed. The approximate minimum commitments under this contract is $83,000 in 1996. In addition, an arrangement with another employee of the Company provides for incentives to be paid, based on a percentage of profits as defined.

                                      23
                         DREW INDUSTRIES INCORPORATED

10. STOCKHOLDERS' EQUITY

Stock Options and Warrants

     In June 1995, the stockholders approved amendments to the Drew Industries Incorporated 1988 Non-Qualified Stock Option Plan and restated it as the Drew Industries Incorporated Stock Option Plan (the "Plan"). Pursuant to the Plan, the Company may grant its directors and/or key employees options to purchase Drew common stock. The Plan provides for the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Code and non-qualified stock options ("NQSOs")

     Under the Plan, Drew's Stock Option Plan Committee is authorized to grant options to purchase up to an aggregate of 780,000 shares of Drew's common stock. The Committee will determine the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the Plan, and the exercise price of options granted under the Plan, are subject to adjustments that may be made by the Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate action.

     The exercise price for options granted under the Plan shall be determined by the Committee in its sole discretion; provided, however, in the case of an ISO granted to an optionee, the exercise price shall be at least equal to 100% of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Drew Common Stock. Options granted under the Plan become exercisable in annual installments as determined by the Committee.

     Under the terms of the Plan, the number of shares that each holder of options was entitled to purchase as well as the option price was adjusted to reflect the dilution of the shares resulting from the Spin-off of Leslie Building Products, as of July 29, 1994.

     Transactions in stock options under this Plan are summarized as follows:

                                                     Number
                                                    Of Shares    Option Price
                                                    ---------    ------------
Outstanding at December 31, 1992                      335,500   $2.88 - $ 7.00
  Granted                                              10,000           $ 8.38
  Exercised                                          (165,625)  $2.88 - $ 2.90
  Canceled                                             (8,000)  $2.88 - $ 7.00
                                                     --------
Outstanding at December 31, 1993                      171,875   $2.88 - $ 8.38
  Granted                                             210,000   $8.50 - $ 9.88
  Replaced in connection with spin-off               (314,800)  $2.88 - $ 9.88
  Granted as replacement of shares canceled
   in connection with spin-off                        364,521   $2.48 - $ 8.53
  Exercised                                           (77,497)  $2.48 - $ 7.00
  Canceled                                               (232)          $ 6.05
                                                     --------
Outstanding at December 31, 1994                      353,867   $2.48 - $ 9.88
  Granted                                               5,000           $14.00
  Exercised                                           (57,268)  $2.48 - $ 8.53
                                                     --------
Outstanding at December 31, 1995                      301,599   $2.48 - $14.00
                                                     ========
Exercisable at December 31, 1995                      174,227   $2.48 - $14.00
                                                     ========
Options available for grant at December 31, 1995      165,511
                                                     ========

                                      24
                         DREW INDUSTRIES INCORPORATED

Weighted Average Common Shares Outstanding

     Net income per common share is based on 4,947,405 shares, 4,880,709 shares and 4,756,498 shares for the years ended December 31, 1995, 1994, and 1993, respectively, the weighted average of common shares outstanding. Fully diluted earnings per share is not presented as there are no outstanding securities of the Company that have not been considered in the calculation of primary earnings per share.

11. SIGNIFICANT CUSTOMERS

     One customer accounted for 10%, 14% and 17% of the Company's net sales in the years ended December 31, 1995, 1994 and 1993, respectively.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Interim unaudited financial information follows (in thousands, except per share amounts):

                                    First   Second    Third   Fourth
                                   Quarter  Quarter  Quarter  Quarter    Year
                                   -------  -------  -------  -------    ----
Year Ended December 31, 1995
Net sales                          $25,363  $25,430  $24,747  $24,544  $100,084
Gross profit                         7,116    6,885    6,634    6,847    27,482
Net income                           2,069    2,010    1,918    1,825     7,822

Net income per common share            .42      .41      .39      .37      1.58

Year Ended December 31, 1994
Net sales                          $19,506  $21,987  $20,423  $21,049  $ 82,965
Gross profit                         5,694    6,172    5,069    5,501    22,436
Income from continuing operations,
 net of  taxes(a)                    1,501    1,521    1,275    1,273     5,570
Discontinued operations, net of
 tax benefits                         (597)     348      138               (111)
Net income                             904    1,869    1,413    1,273     5,459

Income per common share:
  Income from continuing
   operations(a)                       .31      .31      .26      .26      1.14
  Discontinued operations             (.12)     .07      .03               (.02)
  Net income                           .19      .38      .29      .26      1.12

(a) Income from continuing operations for 1994 includes after tax charges of $282,000 related to the Spin-off of Leslie Building Products, Inc. and to the write-off of deferred finance costs, of which approximately $214,000 is included in the second quarter.

                                      25
                         DREW INDUSTRIES INCORPORATED

13. SUBSEQUENT EVENT - ACQUISITION (UNAUDITED)

     On February 15, 1996, the Company completed the acquisition of the assets and business of Shoals Supply, Inc., ("Shoals"), a privately-owned Alabama corporation which manufactures, refurbishes and distributes new and used axles, tires, chassis components and related products and services for the manufactured housing industry. Shoals had 1995 net sales of approximately $57 million.

     The consideration for the acquisition was 544,959 shares of common stock of Drew having a value of $7.5 million, cash at closing of $1,225,000, and a note for $760,000 payable over 5 years. In addition, the Company assumed $7.5 million of Shoals' bank debt and certain operating liabilities. The acquisition was financed with $3,225,000 of the Company's short-term investments and a $6 million acquisition loan from Chemical Bank, which is expected to be refinanced within 90 days.

     The acquisition will be accounted for as a purchase. The aggregate purchase price will be allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. Based on preliminary estimates which will be finalized at a later date, the excess of purchase price over the fair value of the net assets acquired ("goodwill") was approximately $11 million, which will be amortized over 30 years.

     The results of the acquired business will be included in the Company's consolidated statements of income beginning February 16, 1996. The following pro forma condensed consolidated results of operations, however, assumes that the acquisition had occurred at the beginning of 1995. The unaudited pro forma data below is not necessarily indicative of the future results of operations of the combined operations (in thousands, except per share amount):

                                       Pro Forma
                                       Year End
                                   December 31, 1995
                                      (unaudited)
Net sales                              $156,833
                                       ========
Net income                             $  9,423
                                       ========
Net income per common share            $   1.72
                                       ========
Average common shares outstanding         5,492
                                       ========

                                      26
                         DREW INDUSTRIES INCORPORATED

Independent Auditors' Report

The Board of Directors and Stockholders

Drew Industries Incorporated:

     We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
February 19, 1996

Management's Responsibility for Financial Statements

     The management of the Company has prepared and is responsible for the consolidated financial statements and related financial information included in this report. These consolidated financial statements were prepared in accordance with generally accepted accounting principles which are consistently applied and appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates.

     The Company maintains accounting and other control systems which provide reasonable assurance that assets are safeguarded and that the books and records reflect the authorized transactions of the Company. Although accounting controls are designed to achieve this objective, it must be recognized that errors or irregularities may occur. In addition, it is necessary to assess and consider the relative costs and the expected benefits of the internal accounting controls.

     The Company's independent auditors, KPMG Peat Marwick LLP, provide an independent, objective review of the consolidated financial statements and underlying transactions. They perform such tests and other procedures as they deem necessary to express an opinion on the financial statements. The report of KPMG Peat Marwick LLP accompanies the consolidated financial statements.

/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer

/s/ Fredric M. Zinn

Fredric M. Zinn
Chief Financial Officer

                                      27
                         DREW INDUSTRIES INCORPORATED

CORPORATE INFORMATION

Board of Directors

Edward W. Rose, III
Chairman of the Board of Drew Industries Incorporated
President of Cardinal Investment Company

James F. Gero
Chairman and Chief Executive Officer of Sierra Technologies, Inc.

Gene H. Bishop
Retired Bank Executive

Leigh J. Abrams
President and Chief Executive Officer of Drew Industries Incorporated

David L. Webster
President and Chief Executive Officer of Kinro, Inc. and Shoals Supply, Inc.

Audit Committee of the Board of Directors

Edward W. Rose, III, Chairman
James F. Gero
Gene H. Bishop

Compensation Committee of the Board of Directors

Edward W. Rose, III
James F. Gero
Gene H. Bishop

Corporate Officers

Leigh J. Abrams
President and Chief Executive Officer

Fredric M. Zinn
Chief Financial Officer

Harvey J. Kaplan
Treasurer and Secretary

John F. Cupak
Controller

General Counsel

Harvey F. Milman, Esq.
Berlack, Israels & Liberman LLP
120 West 45th Street
New York, NY 10036

Independent Certified Public Accountants

KPMG Peat Marwick LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

Chemical Mellon
Shareholder Services, L.L.C.
450 West 33rd Street
New York, NY 10001

Executive Offices

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098

Kinro, Inc. and Shoals Supply, Inc.

David L. Webster,
President and Chief Executive Officer

Corporate Headquarters
4381 Green Oaks Boulevard West
Arlington, TX 76016
(817) 483-7791

Form 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

     Treasurer
     Drew Industries Incorporated
     200 Mamaroneck Avenue
     White Plains, NY 10601

                                      28
                         DREW INDUSTRIES INCORPORATED