Form 10-K, Exhibit 13
period 1996-12-31
DREW INDUSTRIES INCORPORATED
filed 1997-03-28
CIK 763744

DREW

                                                    1996 ANNUAL REPORT

              Quality Products for
               Manufactured Homes

                    and RV's

                                                [Photograph]

  Windows and Doors for RV's

[Photograph]

                                   Windows, axles, tires and chassis parts

                                           for Manufactured Homes

                                           [Photograph]

                                     [MAP]

Company Profile

--------------------------------------------------------------------------------
"Drew has committed its financial and managerial resources to maximizing shareholder value. Our long standing policy of rewarding all levels of management through incentives based upon operating results sparks the entrepreneurial spirit that, we believe, is responsible for Drew's record results and outstanding returns to shareholders."

      Drew, through its subsidiaries, Kinro, Inc., and Shoals Supply, Inc., is a nationwide supplier to the manufactured housing and recreational vehicle ("RV") industries.

      Kinro is a leading producer of aluminum and vinyl windows for manufactured homes, as well as windows and doors for RV's. Many of the producers of manufactured homes to whom Kinro sells windows also manufacture RV's. Kinro has ten domestic manufacturing plants in eight states, and has an eleventh plant under construction, located in geographic areas which provide access to its major markets.

      Shoals, under the management umbrella of Kinro, is a supplier of products used to transport manufactured homes. Shoals manufactures new axles and chassis parts, refurbishes used axles, and distributes new and refurbished tires. Shoals operates four plants in four states.

Financial Highlights

                                            1996         1995          1994
--------------------------------------------------------------------------------
                                        (In thousands, except per share amounts)
--------------------------------------------------------------------------------
Net Sales                                 $168,151     $100,084      $ 82,965
--------------------------------------------------------------------------------
Income From Continuing Operations (a)     $ 13,386     $  7,822      $  5,570
--------------------------------------------------------------------------------
Income Per Common Share from
  Continuing Operations (a),(b)           $   1.25     $    .79      $    .57
--------------------------------------------------------------------------------
Working Capital (a)                       $ 16,124     $  8,820      $  6,017
--------------------------------------------------------------------------------
Stockholders' Equity (a)                  $ 34,765     $ 16,002      $  8,072
--------------------------------------------------------------------------------
Book Value Per Common Share (a),(b)       $   3.24     $   1.61      $    .82
--------------------------------------------------------------------------------

(a) On July 29, 1994, the Company spun off to stockholders its wholly-owned subsidiary, Leslie Building Products. The results of Leslie Building Products prior to the Spin-off are reflected as discontinued operations in the accompanying Consolidated Financial Statements. On the date of the Spin-off the net assets of Leslie Building Products was $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

(b) Adjusted retroactively to give effect to two-for-one stock split effective March 21, 1997.

  [The following table was represented by bar graphs in the printed material.]

                                     INCOME FROM
                                      CONTINUING        EARNINGS
                       NET SALES      OPERATIONS       PER SHARE
                      (MILLIONS)      (MILLIONS)        (DOLLARS)
                      ----------      ----------       ----------

1994                    $ 83.0          $ 5.6            $0.57
1995                    $100.1          $ 7.8            $0.79
1996                    $168.2          $13.4            $1.25



                                                               DREW INDUSTRIES 1

Letter to Stockholders

--------------------------------------------------------------------------------
"Our outstanding results were attained only through the extraordinary efforts of our dedicated employees and the entrepreneurial spirit at all levels of our Company. With this in sight, we look optimistically to 1997."

      We are pleased to report that 1996 was another outstanding year for Drew:

o     Record sales of $168 million - up 68% from 1995.

o     Record net income of $13.4 million - up 71% from last year.

o     Record per share net income of $1.25 compared with $.79 for last year.


o     Return on equity of 53%.

o     The acquisition of Shoals Supply in February 1996.

o Bank debt of $3 million at December 31, 1996 despite spending cash of $13 million related to the Shoals Supply acquisition and $6 million for capital improvements.

o A 95% increase in the price of the Company's common stock to $27.25 (pre-split) on February 26, 1997 from $14.00 at the beginning of 1996.

      If this looks similar to last year's letter, it is - except the numbers are better.

[Photograph]

[Photograph]


      Shoals Supply, under the management umbrella of Kinro, is included in our results for ten and-a-half months and performed better than anticipated. The acquisition of Shoals helped Drew in several ways: first, Shoals has a strong earnings capacity, second, the new products strengthen our importance as a supplier to our customers, and third, the new products provide new sources of growth. The axle business is highly fragmented and Kinro will introduce Shoals' products to Kinro's wider distribution network and customer base. As Shoals' manufacturing capacity is expanded, we look for significant growth.

      Kinro had outstanding 1996 results - again. Profits and cash flow were at record levels. Two new factories were built, providing greater capacity and permitting the introduction of new manufacturing processes. Kinro is now producing

[Photograph]

its own tempered glass and has expanded its vinyl window production with a "state of the art" vinyl line.

      Kinro's 11% sales growth came from both the manufactured housing and RV divisions. Kinro continues to produce quality products at reasonable prices, and to provide its customers with superior service. As a result, Kinro enjoys significant market share for each of its products.

      On February 13, 1997 we announced that the Company will split its stock two-for-one effective March 21, 1997, and that the Company had acquired 800,000 pre-split Drew shares from our Chairman, Edward W. Rose III, at $26 per share, which was below the market price. Mr. Rose will continue to own 20.3 percent of the Company's stock and he intends to remain active and to continue as Chairman. The buyback will be accretive to earnings per share.

      We're satisfied - in fact, we're delighted - with our current status. Basic operations remain strong, our management is the best in the industry, and we are poised for expansion through internal growth and acquisitions. We will continue our search for other companies that fit our strategic plans.

     We've saved the best for last. Our outstanding results were attained only through the extraordinary efforts of our dedicated employees and the entrepreneurial spirit at all levels of our Company. With this in sight, we look optimistically to 1997.


/s/ Edward W. Rose, III

Edward W. Rose, III
Chairman of the Board


/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer


                                                               DREW INDUSTRIES 3

About the Company

      Drew, through its subsidiaries, Kinro, and Shoals, is a leading supplier of windows, axles, tires and chassis parts for manufactured homes (81 percent of sales), as well as windows and doors for recreational vehicles ("RV's") and windows for mini-buses (19 percent of sales). Both manufactured housing and recreational vehicles are expected to be solid growth industries in the years ahead.

 [The following table was represented as a pie graph in the printed material.]

1996 Product Sales

      MFG. HOUSING - WINDOWS                         47%
      MFG. HOUSING - AXLES, TIRES AND OTHER          34%
      RV AND OTHER - WINDOWS AND DOORS               19%

                TOTAL                               100%

      Drew's record of growth, profitability and strong cash flow results from the ability to supply quality products and superior service while maintaining the most efficient and lowest cost production techniques. Drew's strong balance sheet, the result of both cash flow from operations and asset management, should enable it to take advantage of future growth opportunities.

Manufactured Housing Industry

      A modern manufactured home is an affordable, single family, factory-built structure, transportable in one or more sections, which bears little resemblance to the old "trailer" or "mobile home." Single section homes average 1,100 sq. ft. and multi-section homes over 1,600 sq. ft.

      Sales of factory-built homes have steadily taken market share from site-built homes because they represent the most affordable choice of quality single family homes. Financing alternatives for buyers, and zoning regulations are becoming more favorable. Manufactured homes, which cost an average of $36,000 (excluding land) are built to a stringent national building code.

      In 1996 the industry shipped 363,400 homes, up 7 percent from 1995 and 112 percent from 1991. In 1997 shipments are expected to grow to about 380,000 homes, more than 25 percent of single-family housing starts. Growth of Drew's business is augmented by the continuing trend towards multi-section homes, which require more windows, axles and tires. Multi-section homes represented 54 percent of 1996 production, versus 47 percent in 1991.

Recreational Vehicle Industry

      An RV is, in effect, a traveling home which affords the owner the mobility to enjoy travel while providing many of the comforts of home. Industry sales of RV's were 247,500 units in 1996, equal to 1995 and 58 percent above 1991. Demographic trends continue to favor growth in the RV industry, since typical first-time RV buyers are in their late 40's or early 50's, the fastest growing segment of the population. The industry has also recently begun to promote RV's to younger adults.

  [The following table was represented by a bar graph in the printed material.]


Industry Shipments of Mfg. Homes & RV's
(In Thousands)

                              MFG. HOUSING        RV'S
                              ------------        ----

1991                             170.7            163.3
1992                             210.8            203.4
1993                             254.3            227.8
1994                             303.9            259.2
1995                             339.6            247.0
1996                             363.4            247.5

Our Divisions

--------------------------------------------------------------------------------
"Drew's record of growth, profitability and strong cash flow results from the ability to supply quality products and superior service while maintaining the most efficient and lowest cost production techniques."

Kinro

      Kinro's ten strategically located factories supply windows for manufactured homes, windows and doors for RV's and windows for mini-buses. Kinro's high market share demonstrates its ability to respond quickly to the demands of its customers. As a result, Kinro has received numerous awards of excellence from its customers in recognition of its superior service. Through internal growth and a series of successful acquisitions, Kinro has expanded its product line and broadened its geographic territory, enabling it to increase sales from $10 million in 1980 to over $110 million in 1996.

[Photograph]

      Kinro's highly experienced and knowledgeable operating management, participates in profit incentive plans and a company-wide stock option plan, which ensure incentive to maximize shareholder value.

Shoals

[Photograph]

      Shoals, a supplier of products used to transport manufactured homes, was acquired in February 1996. Shoals manufactures new axles and chassis parts, refurbishes used axles, and distributes new and refurbished tires.

      Shoals increases the Company's presence in the manufactured housing industry, making it an even more essential supplier to its customers. The Company intends to expand Shoals' geographic territory, now primarily in the south eastern and south central states, both internally and through strategically selected acquisitions.

      Shoals' first year of operations after its acquisition was more successful than anticipated. With the help of Kinro's management team, sales force and engineering capabilities, Shoals' sales and profits are expected to continue to grow.

[Photograph]


                                                               DREW INDUSTRIES 5

Drew Industries Incorporated
Financial Review

      The Company, through its wholly-owned subsidiaries Kinro, Inc. ("Kinro") and Shoals Supply, Inc. ("Shoals") manufactures and markets (i) windows, axles, tires and chassis parts for manufactured housing (81% of sales), (ii) windows and doors for recreational vehicles ("RV's") (18% of sales) and (iii) to a lesser extent, windows for mini-buses (1% of sales).

      Kinro is one of the leading producers of windows for manufactured homes in the United States. Kinro also manufactures windows and doors for RV's. Many of the producers of manufactured homes, to whom Kinro sells windows, also manufacture RV's. Kinro's products are manufactured in ten domestic plants which provide it with access to its major markets. An eleventh plant is currently under construction.

      Shoals, which was acquired by the Company on February 15, 1996, and is under the management umbrella of Kinro, is a supplier of products used to transport manufactured homes. Shoals manufactures new axles and chassis parts, refurbishes used axles, and distributes new and refurbished tires. Shoals operates four domestic factories located in four states.

Results of Operations

      Net sales, gross margin and operating profit are (in thousands):

                                                Year Ended December 31,
--------------------------------------------------------------------------------
                                            1996          1995         1994
--------------------------------------------------------------------------------
Net sales                                 $168,151      $100,084     $82,965
Gross profit                              $ 42,759      $ 27,482     $22,436
Operating profit                          $ 22,329      $ 12,791     $ 9,149
--------------------------------------------------------------------------------

Year Ended December 31, 1996 Compared to
Year Ended December 31, 1995

      Net sales for the year ended December 31, 1996 increased 68% over last year. Sales for the current year include Shoals' sales from February 15, 1996, the date that Shoals was acquired by the Company. Excluding Shoals, the Company's sales (consisting of Kinro's sales) increased 11% for the year. The increase in Kinro's net sales resulted both from the sales of manufactured housing products, which increased 14%, and sales of RV products which increased 5% for the year. Such increases, which exceed the industry-wide increases in shipments of manufactured homes and RV's, are volume related. 1996 industry-wide shipments of manufactured homes were 7% higher than last year and shipments of RV's of the types supplied by Kinro were 1% higher than last year.

      Operating profit increased 75% to $22,329,000 for 1996. Included in the current year's operating profit are the results of Shoals since the date that it was acquired by the Company. Excluding Shoals, operating profit increased approximately 40% for 1996 as a result of the 11% increase in net sales and an improvement in gross profit as a percent of sales. The increase in gross profit percentage resulted from lower aluminum prices, which have been volatile and, to a lesser extent, a reduction in labor and overhead costs. Aluminum prices have increased subsequent to the end of the year. The Company has been purchasing aluminum futures on the London Metal Exchange to hedge against potential price increases.

      Selling, general and administrative expenses, again excluding Shoals, increased 20% for 1996 as a result of the increased sales as well as increased profits upon which incentive compensation is based. Shoals' contribution to the Company's operating profit was $4.4 million on net sales of $57 million for the 10 1/2 months since its acquisition.

Year Ended December 31, 1995 Compared to
Year Ended December 31, 1994

      Net sales for the year ended December 31, 1995 increased 21% over 1994, resulting from a 35% increase in the sales of manufactured housing products. Such increase is primarily volume related including the growth in sales of Kinro's new vinyl window along with greater demand for storm windows. To a lesser extent, price increases contributed to the sales growth. Industry-wide shipments of manufactured homes increased 12% in 1995. Kinro's net sales of RV products decreased 4% for the year, despite price increases, following the trend of industry-wide shipments of RV's, which were down approximately 5% for the year.

      Operating profit increased 40% to $12,791,000 for 1995. While material costs as a percentage of sales were higher in 1995 than in 1994, higher sales and improved operating efficiencies resulted in a slight improvement in gross profit percentage. Selling, general and administrative expenses for 1994 included $462,000 of costs relating to the Spin-off of Leslie Building Products on July 29, 1994. Excluding these costs, selling, general and administrative expenses for 1995 increased 15% which is less than the increase in sales since a substantial portion of these expenses are fixed costs which do not fluctuate with sales.

Shared Services Agreement

      Pursuant to a Shared Services Agreement, following the Spin-off by the Company of Leslie Building Products, Inc. on July 29, 1994, the Company and Leslie Building Products have shared certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company has been reimbursed by Leslie Building Products for the fair market value of such services. This Agreement expires on December 31, 1997 and may be extended. The Company charged fees to Leslie Building Products of $509,000 during 1996, $588,000 during 1995 and $889,000 during 1994 including $340,000 pursuant to the Shared Services Agreement for the five months subsequent to the Spin-off. These fees are included in selling, general and administrative expenses.

Interest (Expense) Income Net

      Net interest expense increased by $460,000 for 1996 from 1995 primarily as a result of debt incurred for the acquisition of Shoals and the $2.8 million purchase of treasury stock. Such debt, and the resulting interest costs, were partially offset by cash flow from operations.

      Net interest income increased by $147,000 for 1995 from 1994 primarily as a result of operating cash flow. Interest expense on the Company's debt to its secured lender was $81,000 compared to $141,000 for 1994. Such debt was paid off on June 1, 1995 and subsequent cash flow from operations was invested in short-term investments resulting in interest income of $144,000 during 1995. The Company earned additional interest income of $134,000 for 1995 and $251,000 for 1994 primarily from the notes receivable and the related cash collateral account arising from the Company's 1986 sales of its direct-to-consumer merchandising operations.

Accounting Changes

      In 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits companies either to adopt a new method of accounting for employee stock options and similar equity instruments or to continue following the historical accounting method with supplemental pro forma disclosures. The Company is continuing its historical practice, and provides the necessary additional information in footnote disclosure. For 1995 and 1996 the effect of the adoption was immaterial.

Liquidity and Capital Resources

      The Company has a $6 million credit agreement with Chase Manhattan Bank which matures on January 31, 1999 and is secured by the accounts receivable of the Company. At December 31, 1996, there were outstanding borrowings of $3,150,000 under the line of credit and available additional borrowings for general corporate purposes under this line of credit was $2.8 million. As discussed further below, subsequent to December 31, 1996 the Company received a commitment to increase the line of credit. Interest is payable at .25% over the prime rate. In addition, the Company has the option to either fix the rate or convert a portion of the loan to a Eurodollar loan at 2.25% over the LIBO rate. The interest rate is subject to reduction if certain financial targets are achieved.

      The Statements of Cash Flows reflect the following:

                                             Year Ended December 31,
--------------------------------------------------------------------------------
                                        1996          1995          1994
--------------------------------------------------------------------------------
Net cash flows
  provided by
  continuing operations               $ 11,927       $ 9,593       $ 6,475
Net cash flows (used for)
  investment activities               $(14,948)      $(1,941)      $(8,548)
Net cash flows provided
  by (used for)
  financing activities                $   538        $(4,093)      $ 2,392
--------------------------------------------------------------------------------

      Net cash provided by operating activities from continuing operations for 1996, which does not include the balance of the assets and liabilities of Shoals on February 15, 1996, the date of the acquisition of Shoals, was $11.9 million compared to $9.6 million for 1995. Accounts receivable decreased $2.2 million in 1996 and increased $1.1 million in 1995 resulting primarily from the timing of customer payments in late December. Inventories increased $4.6 million in 1996 compared to $.5 million for 1995. Part of the increase in inventories in 1996 was due to a build up in tire purchases. Payables decreased $.3 million and increased $2.4 million in 1996 and 1995, respectively.

      Cash flows used for investing activities in 1996 are primarily the $10 million cost of the Shoals acquisition, as well as capital expenditures. Capital expenditures approximated $5.8 million in 1996, $1.9 million in 1995 and $1.2 million for 1994. Capital expenditures for 1996 were primarily for the construction of two new plants and the purchase of related machinery and equipment. Construction began recently on another plant in Goshen, Indiana which will be completed in mid 1997. Capital expenditures for 1997 are expected to range from $4 million to $8 million depending upon expansion projects currently under review. Such capital expenditures are being funded from borrowings under the line of credit and cash flow from operations. Cash flows used for investing activities in 1994 includes Drew's funding of Leslie Building Products of $7.5 million. Leslie Building Products was spun off to the Company's stockholders as of July 29, 1994.

      Cash flows provided by financing activities in 1996 includes the borrowing of $6 million for the acquisition of Shoals and $.8 million from the exercise of employee stock options and the income tax benefits resulting therefrom. These funds provided were offset by $2.8 million used to reacquire 400,000 shares of treasury stock and $3.5 million to pay down the Company's loan under its revolving line of credit. The reacquired shares were originally issued in connection with the acquisition of Shoals.

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

      On May 7, 1996, the Company and its subsidiary, Kinro, Inc., and Leslie Building Products, Inc. and its subsidiary, Leslie-Locke, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to allege several duplicate claims, seeks damages in the aggregate amount of $10.6 million plus attorneys fees, of which up to approximately $8.4 million is sought, jointly and severally, from the Company, Kinro, Leslie Building Products and Leslie-Locke. The proceeding is based principally upon the trustee's allegations, previously disclosed by the Company, that the Company and its affiliated companies obtained tax benefits attributable to the use of White Metal's net operating losses. The trustee seeks to recover the purported value of the tax savings achieved, which appears to be approximately $7.5 million. Management believes that the trustee's allegations are without merit and have no basis in fact. In addition, the trustee alleges that White Metal made certain payments to the Company which were preferential and are recoverable by White Metal, in the approximate amount of $900,000. The Company denies liability for any such amount and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that it has sufficient accruals for the defense of this proceeding and that such defense will not have a material adverse impact on the Company's financial condition or results of operations.

Inflation

      The prices of raw materials, consisting primarily of aluminum, steel, glass and tires, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain of these commodities have historically been volatile. In order to hedge the impact of future price fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1996 the Company had no futures contracts outstanding, however, in January 1997 the Company purchased futures contracts to hedge a portion of its 1997 aluminum requirements.

Subsequent Event

      On February 13, 1997, the Board of Directors declared a two-for-one split of its Common Stock, payable in the form of a 100 percent stock dividend on March 21, 1997 to stockholders of record on March 4, 1997.

      Simultaneously, the Company announced that it will purchase from Edward W. Rose, III, Chairman of the Board of Drew, 800,000 pre-split shares of Drew Common Stock, representing approximately 15 percent of Drew stock outstanding and 50 percent of Drew shares owned by Mr. Rose, at a purchase price of $26 per share for an aggregate consideration of $20.8 million. The closing market price of Drew Common Stock on the American Stock Exchange on February 12, 1997 was $26.375.

      The Company has received a commitment letter from Chase Manhattan Bank to increase Drew's line of credit to $40 million, of which approximately $21 million will be utilized to repurchase Mr. Rose's shares, and the balance will be used for potential acquisitions and working capital.

Drew Industries Incorporated
Selected Financial Data

      The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                                                                         Fiscal Year   Four Months
                                                                                                            Ended         Ended
                                                                  Year Ended December 31,                 August 31,   December 31,
-----------------------------------------------------------------------------------------------------------------------------------
                                                        1996        1995         1994         1993          1992          1992(a)
-----------------------------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                                            $ 168,151    $ 100,084   $  82,965     $  67,065     $  50,703     $  20,158
===================================================================================================================================
Operating profit                                     $  22,329    $  12,791   $   9,149     $   7,880     $   4,679     $   1,818
===================================================================================================================================
Income from continuing operations before
  income taxes and cumulative effect of
  change in accounting methods                       $  22,003    $  12,925   $   9,136     $   8,519(b)  $   4,327     $   1,744
Provision for income taxes                               8,617        5,103       3,566         2,151(b)        382(c)        699
-----------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  cumulative effect of change in accounting methods     13,386        7,822       5,570         6,368         3,945         1,045
Discontinued operations, net (d)                                                   (111)         (726)         (193)         (174)
Cumulative effect of change
  in accounting methods                                                                                                       702(e)
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                           $  13,386    $   7,822   $   5,459     $   5,642     $   3,752     $   1,573
===================================================================================================================================
Income per common share (f):
  Income from continuing operations
    before cumulative effect of
    change in accounting methods                     $    1.25    $     .79   $     .57     $     .67     $     .42     $     .11
  Discontinued operations, net                                                     (.01)         (.08)         (.02)         (.02)
  Cumulative effect of
    change in accounting methods                                                                                              .08(e)
-----------------------------------------------------------------------------------------------------------------------------------
  Net income per common share                        $    1.25    $     .79   $     .56(b)  $     .59     $     .40     $     .17
===================================================================================================================================
Financial Data
Working capital                                      $  16,124    $   8,820   $   6,017     $  17,706     $  11,948     $  12,362
Total assets                                         $  55,260    $  28,231   $  22,082     $  31,664     $  24,253     $  24,489
Long-term obligations (g)                            $   4,938    $     311   $   3,939     $   2,513     $   3,569     $   2,602
Stockholders' equity (h)                             $  34,765    $  16,002   $   8,072     $  22,376     $  14,164     $  15,751
-----------------------------------------------------------------------------------------------------------------------------------

(a) Effective December 31, 1992, the Company changed its fiscal year end from August 31 to December 31.

(b) In 1993 the Company received Federal income tax refunds of $1,142,000, as well as interest thereon of $745,000.

(c) Under the provisions of Statement of Financial Accounting Standards No. 96 ("Statement 96"), the classification of the tax benefit of a net operating loss carryforward was based on the source of income in the current year that is offset by the carryforward. Accordingly, in fiscal 1992, the Company's net operating loss carryforward was used to entirely offset its provision for Federal income taxes, subject to the limitations of the alternative minimum tax.

(d)   See Note 6 of Notes to Consolidated Financial Statements.

(e) Represents cumulative adjustments to give effect to the adoption of the following Statement(s) of Financial Accounting Standards ("SFAS") as of September 1, 1992:

         SFAS No. 106 (Postretirement benefits)                      $ (46,000)
         SFAS No. 109 (Income taxes)                                   748,000
                                                                     ---------
           Total cumulative effect of change in accounting methods   $ 702,000
                                                                     =========

(f) Adjusted to give effect to two-for-one stock split effective March 21, 1997.

(g) Includes long-term indebtedness, as well as long-term portion of obligations under capital leases and long-term portion of postretirement obligations.

(h) On July 29, 1994, the date of the Spin-off of Leslie Building Products, Inc., (see Note 6 of Notes to Consolidated Financial Statements), the net assets of Leslie Building Products were $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

Drew Industries Incorporated
Consolidated Statements of Income

                                                                     Year Ended December 31,
----------------------------------------------------------------------------------------------------
                                                                1996           1995          1994
----------------------------------------------------------------------------------------------------
                                                            (In thousands, except per share amounts)

Net sales (Note 12)                                          $ 168,151       $100,084      $ 82,965
Cost of sales                                                  125,392         72,602        60,529
----------------------------------------------------------------------------------------------------
  Gross profit                                                  42,759         27,482        22,436
Selling, general and administrative expenses                    20,430         14,691        13,287
----------------------------------------------------------------------------------------------------
  Operating profit                                              22,329         12,791         9,149
Interest (expense) income, net                                    (326)           134           (13)
----------------------------------------------------------------------------------------------------
  Income from continuing operations before income taxes         22,003         12,925         9,136
Provision for income taxes (Note 9)                              8,617          5,103         3,566
----------------------------------------------------------------------------------------------------
  Income from continuing operations                             13,386          7,822         5,570
Discontinued operations, net (Notes 6 and 9)                                                   (111)
----------------------------------------------------------------------------------------------------
  Net income                                                 $  13,386       $  7,822      $  5,459
====================================================================================================

Income per common share (Note 11):
  Income from continuing operations                          $    1.25       $    .79      $    .57
  Discontinued operations, net                                                                 (.01)
----------------------------------------------------------------------------------------------------
    Net income per common share                              $    1.25       $    .79      $    .56
====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Drew Industries Incorporated
Consolidated Balance Sheets

                                                                                                   December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                               1996           1995
----------------------------------------------------------------------------------------------------------------------
                                                                                          (In thousands, except shares
                                                                                              and per share amounts)
ASSETS
Current assets
  Cash and short term investments                                                            $  1,545       $  4,028
  Accounts receivable, trade, less allowances of $308 in 1996 and $266 in 1995 (Note 8)         4,924          4,165
  Inventories (Note 3)                                                                         22,663         11,024
  Prepaid expenses and other current assets (Note 9)                                            2,549          1,521
----------------------------------------------------------------------------------------------------------------------
Total current assets                                                                           31,681         20,738
Fixed assets, net (Note 4)                                                                     10,865          5,594
Goodwill, net (Note 2)                                                                         11,582            319
Other assets (Note 9)                                                                           1,132          1,580
----------------------------------------------------------------------------------------------------------------------
    Total assets                                                                             $ 55,260       $ 28,231
======================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities of long-term indebtedness and
    obligations under capital leases (Notes 8 and 10)                                        $    276       $    128
  Accounts payable, trade                                                                       3,958          3,511
  Accrued expenses and other current liabilities (Note 5)                                      11,323          8,279
----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      15,557         11,918
Long-term indebtedness (Note 8)                                                                 3,652
Other long-term liabilities (Notes 9 and 10)                                                    1,286            311
----------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                          20,495         12,229
----------------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 6 and 10)
Stockholders' equity (Notes 11 and 14)
  Common stock, par value $.01 per share: authorized 20,000,000 shares;
    issued 11,202,946 shares in 1996 and 9,999,288 shares in 1995                                 112            100
  Paid-in capital                                                                              17,218          9,053
  Retained earnings                                                                            20,583          7,197
----------------------------------------------------------------------------------------------------------------------
                                                                                               37,913         16,350
Treasury stock, at cost - 479,770 shares in 1996 and 79,750 shares in 1995                     (3,148)          (348)
----------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                                 34,765         16,002
----------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                               $ 55,260       $ 28,231
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Drew Industries Incorporated
Consolidated Statements of Cash Flows

                                                                                      Year Ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                                                1996           1995           1994
----------------------------------------------------------------------------------------------------------------------
                                                                                          (In thousands)
Cash flows from operating activities:
  Income from continuing operations                                           $ 13,386       $  7,822       $  5,570
  Adjustments to reconcile income from continuing operations to cash flows provided by operating activities:
      Depreciation and amortization                                              1,712            797            710
      Deferred taxes                                                              (297)          (259)          (316)
      Gain on disposal of fixed assets                                             (37)            (3)            (1)
      Changes in assets and liabilities:
        Accounts receivable, net                                                 2,188         (1,069)          (361)
        Inventories                                                             (4,623)          (515)        (2,907)
        Prepaid expenses and other assets                                          (74)           400            937
        Accounts payable, accrued expenses and other current liabilities          (328)         2,420          2,843
----------------------------------------------------------------------------------------------------------------------
  Net cash flows provided by operating activities
    from continuing operations                                                  11,927          9,593          6,475
  Net loss from discontinued operations                                                                         (111)
----------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by operating activities                       11,927          9,593          6,364
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                          (5,841)        (1,944)        (1,152)
  Acquisition of net assets and business of Shoals Supply, Inc.                 (9,941)
  Proceeds from sales of fixed assets                                              834              3            142
  Net transferred to discontinued operations                                                                  (7,538)
----------------------------------------------------------------------------------------------------------------------
          Net cash flows used for investing activities                         (14,948)        (1,941)        (8,548)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Acquisition loan from Chase Manhattan Bank                                     5,982
  Proceeds under line of credit with Chase Manhattan Bank
    and other borrowings                                                        23,737          9,450         29,480
  Repayments under line of credit with Chase Manhattan Bank
    and other borrowings                                                       (27,228)       (13,651)       (27,601)
  Acquisition of treasury stock                                                 (2,800)          (333)           (15)
  Exercise of stock options and other                                              847            441            528
----------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by (used for) financing activities               538         (4,093)         2,392
----------------------------------------------------------------------------------------------------------------------
          Net (decrease) increase in cash                                       (2,483)         3,559            208
  Cash and short term investments at beginning of year                           4,028            469            261
----------------------------------------------------------------------------------------------------------------------
  Cash and short term investments at end of year                              $  1,545       $  4,028       $    469
======================================================================================================================
Supplemental disclosure of cash flows information:
  Cash paid during the year for:
    Interest on debt                                                          $    285       $    132       $    255
    Income taxes, net of refunds                                              $  7,986       $  4,856       $  3,750
----------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

Drew Industries Incorporated Consolidated Statements of
Stockholders' Equity

                                                                                                     Retained         Total
                                                          Common        Treasury       Paid-in       Earnings     Stockholders'
                                                           Stock          Stock        Capital       (Deficit)       Equity
===============================================================================================================================
                                                                             (In thousands, except shares)
Balance - December 31, 1993                                $ 97                       $ 28,363        $(6,084)       $ 22,376

Net income                                                                                              5,459          5,459
Issuance of 154,994 shares of common
  stock pursuant to stock option plan                         2                            385                           387
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                               141                           141
Acquisition of 20,000 shares of treasury stock                          $   (15)                                         (15)
Spin-off of Leslie Building Products, Inc.
  common stock to stockholders as of
  July 29, 1994                                                                        (20,276)                      (20,276)
-------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1994                                  99             (15)         8,613           (625)         8,072

Net income                                                                                              7,822          7,822
Issuance of 114,536 shares of common
  stock pursuant to stock option plan                         1                            289                           290
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                               151                           151
Acquisition of 59,750 shares of treasury stock                             (333)                                        (333)
-------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1995                                 100            (348)         9,053          7,197         16,002

Net income                                                                                             13,386         13,386
Issuance of 113,740 shares of common
  stock pursuant to stock option plan                         1                            427                           428
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                               249                           249
Issuance of 1,089,918 shares of common stock
  in connection with the acquisition of the
  assets and business of Shoals Supply, Inc.                 11                          7,489                         7,500
Purchase of 400,020 shares of treasury stock                             (2,800)                                      (2,800)
-------------------------------------------------------------------------------------------------------------------------------
Balance - December 31, 1996                                $112         $(3,148)      $ 17,218        $20,583       $ 34,765
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Drew Industries Incorporated
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

      The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. Drew's active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro"), and Shoals Supply, Inc. and its subsidiaries ("Shoals"). Kinro manufactures and markets windows for the manufactured housing industry, and windows and doors for the recreational vehicle ("RV") industry. Shoals manufactures new axles and chassis parts, refurbishes used axles, and distributes new and refurbished tires, all of which are used to transport manufactured homes. All significant intercompany balances and transactions have been eliminated. On February 13, 1997 the Board of Directors declared a two-for-one split of its Common Stock, payable in the form of a 100 percent stock dividend on March 21, 1997 to stockholders of record on March 4, 1997. Where appropriate, all share and per share amounts included in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the stock split.

Inventories

      Inventories are stated at the lower of cost (using the last-in, first-out method for Kinro and the first-in, first-out method for Shoals) or market. Cost includes material, labor and overhead; market is replacement cost or realizable value after allowance for costs of distribution.

      The Company periodically purchases commodity futures to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements. Gains and losses on such futures contracts are deferred until recognized in income as a component of cost of sales when the finished products are sold. Cash flow from such futures contracts are included in operating activities in the Consolidated Statements of Cash Flows.

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

Accounting Changes

In 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which permits companies either to adopt a new method of accounting for employee stock options and similar equity instruments or to continue following the historical accounting method with supplemental pro forma disclosures. The Company is continuing its historical practice, and provides the necessary additional information in footnote disclosure.

Goodwill

      Goodwill is the excess of cost over the fair value of net tangible assets acquired and is amortized on a straight-line basis primarily over thirty years. The balance of goodwill at December 31, 1996 primarily relates to the acquisition of Shoals Supply, Inc. on February 15, 1996.

      The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to its net capital investment in the subsidiary. Based on its review, the Company does not believe that an impairment of its goodwill has occurred.

Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2. Acquisition

      On February 15, 1996, the Company acquired the assets and business of Shoals Supply, Inc., ("Shoals"), a privately-owned Alabama corporation which is a supplier of products used to transport manufactured homes. Shoals manufactures new axles and chassis parts, refurbishes used axles, and distributes new and refurbished tires. Shoals had 1995 net sales of approximately $56 million.

      The consideration for the acquisition was 1,089,918 shares of common stock of the Company having a value of $7.5 million, cash of $1.6 million and a note for $760,000 payable over 5 years. In addition, the Company assumed $7.5 million of Shoals' bank debt and certain operating liabilities. The acquisition was financed primarily with $3.2 million of the Company's short-term investments and a $6 million acquisition loan from Chase Manhattan Bank (formerly Chemical
Bank). On June 28, 1996, the Company paid $2.8 million for the repurchase of 400,000 shares of its Common Stock issued in connection with the acquisition.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired ("goodwill") is $11,757,000, which is being amortized over 30 years.

      The results of the acquired business have been included in the Company's consolidated statements of income beginning February 16, 1996. The following pro forma condensed consolidated results of operations, however, assumes that the acquisition had occurred at the beginning of 1995. The unaudited pro forma data below is not necessarily indicative of the future results of operations of the combined operations (in thousands, except per share amounts):

                                                              Pro Forma
                                                         Year End December 31,
                                                      --------------------------
                                                        1996              1995
                                                             (unaudited)
--------------------------------------------------------------------------------
Net sales                                             $175,861          $155,827
================================================================================
Net income                                            $ 13,553          $  9,425
================================================================================
Net income per common share                           $   1.25          $    .86
================================================================================
Average common shares outstanding                       10,856            10,984
================================================================================

3. Inventories

      Inventories consist of the following (in thousands):

                                                             December 31,
                                                      --------------------------
                                                      1996               1995
--------------------------------------------------------------------------------
Finished goods                                      $  6,045           $  2,147
Work in process                                        1,810              1,076
Raw materials                                         14,831              9,163
--------------------------------------------------------------------------------
                                                      22,686             12,386
Adjustment to LIFO cost basis                            (23)            (1,362)
--------------------------------------------------------------------------------
Total                                               $ 22,663           $ 11,024
================================================================================

4. Fixed Assets

      Fixed assets, at cost, consist of the following (in thousands):


                                        December 31,                 Estimated
                                 ------------------------            Useful Life
                                  1996              1995              In Years
--------------------------------------------------------------------------------
Land                             $  479            $  372
Buildings and improvements        2,964             2,099             8 to 45
Leasehold improvements              745               686             5 to 25
Machinery and equipment           7,943             6,038             5 to 8
Automotive equipment                420               283             2 to 3
Furniture and fixtures            1,019               920             3 to 8
Capitalized real estate leases      925               925               15
Construction in progress          3,078                                 15
----------------------------------------------------------
                                 17,573            11,323
Less accumulated
  depreciation and
  amortization                    6,708             5,729
----------------------------------------------------------
    Fixed assets, net           $10,865           $ 5,594
==========================================================


      Depreciation and amortization of fixed assets consists of (in thousands):

                                                     Year Ended December 31,
                                                 1996          1995         1994
--------------------------------------------------------------------------------
Charged to cost of sales                        $  908         $554         $472
Charged to selling, general
  and administrative
  expenses                                         203          116          114
--------------------------------------------------------------------------------
                                                $1,111         $670         $586
================================================================================


5. Accrued Expenses and Other Current Liabilities

      Accrued expenses and other current liabilities consist of the following (in thousands):

                                                               December 31,
                                                        ------------------------
                                                         1996             1995
--------------------------------------------------------------------------------
Accrued employee compensation                           $ 3,063           $1,974
Accrued employee benefits                                 2,291            1,702
Accrued workmen's compensation
  and other insurance                                     2,128            2,039
Income taxes                                              1,619              940
Accrued expenses and other                                2,222            1,624
--------------------------------------------------------------------------------
    Total                                               $11,323           $8,279
================================================================================


6. Discontinued Operations

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

      Pursuant to a Shared Services Agreement, following the Spin-off, the Company and Leslie Building Products have shared certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company has been reimbursed by Leslie Building Products for the fair market value of such services. This Agreement expires on December 31, 1997 and may be extended. The Company charged fees to Leslie Building Products of $509,000 during 1996, $588,000 during 1995 and $889,000 during 1994 including $340,000 pursuant to the Shared Services Agreement for the five months subsequent to the Spin-off.

      As a result of the spin-off, the operating results of Leslie Building Products and its subsidiaries prior to July 29, 1994 are shown as discontinued operations in the accompanying Consolidated Financial Statements.

      On the date of the Spin-off the Company assumed approximately $5 million of Leslie-Locke's debt. Subsequent to the assumption of debt by the Company, the net assets of Leslie Building Products were $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

      Net sales of Leslie Building Products prior to the Spin-off were $44,639,000 for the seven months ended July 29, 1994.

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

      On May 7, 1996, the Company and its subsidiary, Kinro, Inc., and Leslie Building Products, Inc. and its subsidiary, Leslie-Locke, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to allege several duplicate claims, seeks damages in the aggregate amount of $10.6 million plus attorneys fees, of which up to approximately $8.4 million is sought, jointly and severally, from the Company, Kinro, Leslie Building Products and Leslie-Locke. The proceeding is based principally upon the trustee's allegations, previously disclosed by the Company, that the Company and its affiliated companies obtained tax benefits attributable to the use of White Metal's net operating losses. The trustee seeks to recover the purported value of the tax savings achieved, which appears to be approximately $7.5 million. Management believes that the trustee's allegations are without merit and have no basis in fact. In addition, the trustee alleges that White Metal made certain payments to the Company which were preferential and are recoverable by White Metal, in the approximate amount of $900,000. The Company denies liability for any such amount and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that it has sufficient accruals for the defense of this proceeding and that such defense will not have a material adverse impact on the Company's financial condition or results of operations.

 7. Retirement and Other Benefit Plans

      The Company has a discretionary defined contribution profit sharing plan covering substantially all eligible employees. The Company contributed $206,000, $92,000, and $91,000 to this Plan during the years ended December 31, 1996, 1995 and 1994, respectively.

8. Long-term Indebtedness

      The Company has a $6 million credit agreement with Chase Manhattan Bank which matures on January 31, 1999 and is secured by the accounts receivable of the Company. At December 31, 1996, there were outstanding borrowings of $3,150,000 under the line of credit and available additional borrowings for general corporate purposes under this line of credit was $2.8 million. Interest is payable at .25% over the prime rate. In addition, the Company has the option to either fix the rate or convert a portion of the loan to a Eurodollar loan at 2.25% over the LIBO rate. The interest rate on such borrowings at December 31, 1996 was 8.5%. The interest rate is subject to reduction after one year if certain financial targets are achieved. Pursuant to the Agreement, the Company is required to maintain minimum net worth, working capital, and income levels, and meet certain other financial requirements typical to secured borrowing arrangements. In addition, for the term of the loan, the Company will be prohibited from declaring or paying dividends without the prior written consent of the lender.

      Long-term indebtedness consists of the following (in thousands):

                                                              December 31,
                                                        ------------------------
                                                         1996            1995
--------------------------------------------------------------------------------
Notes payable pursuant to a
  credit agreement expiring
  January 31, 1999 consisting
  of revolving loan, not
  to exceed $6,000                                      $3,150
Acquisition note payable to
  seller of Shoals, payable in
  quarterly installments of
  $44 until February 15, 2001
  with interest imputed at
  8% per annum                                             632
--------------------------------------------------------------------------------
                                                         3,782
Less current portion                                       130
--------------------------------------------------------------------------------
  Total long-term indebtedness                          $3,652         $   --
================================================================================

9. Income Taxes

      The income tax provision (benefit) in the Consolidated Statements of Income is as follows (in thousands):

                                                 Year Ended December 31,
                                          --------------------------------------
                                           1996           1995           1994
--------------------------------------------------------------------------------
Continuing operations:
  Current:
    Federal                               $ 7,429        $ 4,462        $ 3,324
    State                                   1,485            900            558
  Deferred:
    Federal                                  (200)          (245)          (233)
    State                                     (97)           (14)           (83)
  Total income tax provision
    for continuing
    operations                            $ 8,617        $ 5,103        $ 3,566
================================================================================
Discontinued operations                   $  --          $  --          $   234
================================================================================

      The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

                                                  Year Ended December 31,
                                          --------------------------------------
                                            1996           1995           1994
--------------------------------------------------------------------------------
Income tax at Federal
  statutory rate                            $7,701         $4,524         $3,106
State income taxes, net of
  Federal income tax benefit                   902            576            314
Other                                           14              3            146
--------------------------------------------------------------------------------
  Provision for income taxes                $8,617         $5,103         $3,566
================================================================================

      The significant components of deferred income taxes are as follows (in thousands):

                                                  Year Ended December 31,
                                           -------------------------------------
                                             1996           1995           1994
--------------------------------------------------------------------------------
Asset valuation allowances                  $  43          $ (29)         $  57
Depreciation                                   77             43              8
Inventory                                    (159)           (51)           (36)
Change in accruals not
  currently deductible                       (368)          (359)          (452)
Other                                         110            137            107
--------------------------------------------------------------------------------
  Total                                     $(297)         $(259)         $(316)
================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are as follows (in thousands):

                                                               December 31,
                                                         -----------------------
                                                          1996            1995
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                     $  115          $   97
  Inventories                                                371             200
  Capital leases                                              61              89
  Other asset valuation allowances                           139             247
  Employee benefits other
    than pensions                                             28              27
  Vacation and holiday pay                                   264             268
  Other accruals                                           1,196             811
--------------------------------------------------------------------------------
    Total deferred tax assets                              2,174           1,739
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                               309             256
  Long-term obligations                                       64
--------------------------------------------------------------------------------
    Total deferred tax liabilities                           373             256
--------------------------------------------------------------------------------
    Net deferred tax asset                                $1,801          $1,483
================================================================================

      The Company concluded that it is more likely than not that the deferred tax assets at December 31, 1996 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

      Net current deferred income tax assets of $1,946,000 are included in prepaid expenses and other current assets and net non-current deferred tax liabilities of $145,000 are included in other long-term liabilities in the Consolidated Balance Sheet at December 31, 1996. At December 31, 1995, net current deferred income tax assets of $1,376,000 were included in prepaid expenses and other current assets and net non-current deferred tax assets of $107,000 were included in other assets in the Consolidated Balance Sheet.

10. Commitments and Contingencies

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

      Future minimum lease payments under capital and operating leases at December 31, 1996 are summarized as follows (in thousands):

Years                                                     Capital      Operating
--------------------------------------------------------------------------------
1997                                                       $170          $2,134
1998                                                         99           1,761
1999                                                                      1,600
2000                                                                      1,509
2001                                                                      1,178
Thereafter                                                                  758
--------------------------------------------------------------------------------
  Total lease obligations                                   269          $8,940
                                                                         ======
Less amount representing interest                            29
----------------------------------------------------------------
Present value of net minimum
  lease payments (includes $146
  payable within one year)                                 $240
================================================================

      Rent expense was $2,522,000, $1,760,000 and $1,621,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

Other

      In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1996, the Company had no futures contracts outstanding. The Company has an employment contract with one of its employees which expires on December 31, 2001. The minimum commitments under this contract is $400,000 per annum. In addition, an arrangement with another employee of the Company provides for incentives to be paid, based on a percentage of profits as defined.

11. Stockholders' Equity

Stock Options and Warrants

      In June 1995, the stockholders approved amendments to the Drew Industries Incorporated 1988 Non-Qualified Stock Option Plan and restated it as the Drew Industries Incorporated Stock Option Plan (the "Plan"). Pursuant to the Plan, the Company may grant its directors and/or key employees options to purchase Drew Common Stock. The Plan provides for the grant of stock options that qualify as incentive stock options ("ISO") under Section 422 of the Code and non-qualified stock options ("NQSOs").

      Under the Plan, since 1988 Drew's Stock Option Plan Committee has been authorized to grant options to purchase up to an aggregate of 1,560,000 shares of Drew's Common Stock, of which options for 177,324 shares have not yet been granted. The Committee will determine the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the Plan, and the exercise price of options granted under the Plan, are subject to adjustments that may be made by the Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate action.

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

      Under the terms of the Plan, the number of shares that each holder of options was entitled to purchase as well as the option price was adjusted to reflect the dilution of the shares resulting from the Spin-off of Leslie Building Products, as of July 29, 1994, as well as the two-for-one stock split effective March 21, 1997.

      Transactions in stock options under this plan are summarized as follows:

                                                   Number
                                                  Of Shares         Option Price
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1993                                343,750          $1.44-$ 4.19
    Granted                                        420,000          $4.25-$ 4.94
    Replaced in connection
      with spin-off                               (629,600)         $1.44-$ 4.94
    Granted as replacement
      of shares canceled in
      connection with spin-off                     729,042          $1.24-$ 4.27
    Exercised                                     (154,994)         $1.24-$ 3.50
    Canceled                                          (464)         $3.03
-----------------------------------------------------------
Outstanding at
  December 31, 1994                                707,734          $1.24-$ 4.94
    Granted                                         10,000          $7.35
    Exercised                                     (114,536)         $1.24-$ 4.27
-----------------------------------------------------------
Outstanding at
  December 31, 1995                                603,198          $1.24-$ 7.35
    Granted                                        169,140          $6.94-$10.75
    Exercised                                     (113,740)         $1.24-$ 4.27
    Canceled                                       (15,442)         $3.03-$ 6.94
-----------------------------------------------------------
Outstanding at
  December 31, 1996                                643,156
===========================================================
Exercisable at
  December 31, 1996                                499,826          $1.24-$10.75
===========================================================
Options available for grant
  at December 31, 1996                             177,324
===========================================================


      The Company adopted the disclosure-only option under SFAS No.123, Accounting for Stock-Based Compensation ("FAS 123"), as of December 31, 1996. If the accounting provisions of FAS 123 had been adopted as of the beginning of 1996, the effect on 1996 net income and earnings per share would have been immaterial.

      The following table summarizes information about stock options outstanding at December 31, 1996 (shares in thousands):

                                                Average
                                               Remaining
 Exercise                  Shares                 Life                Shares
   Price                 Outstanding             (Years)            Exercisable
--------------------------------------------------------------------------------
  $ 1.24                     3,474                  .1                  3,474
  $ 3.02                    49,338                 1.0                 49,338
  $ 3.62                    23,160                 2.0                 23,160
  $ 3.67                    69,480                 2.1                 69,480
  $ 4.26                   329,374                 2.3                329,374
  $ 6.94                   143,330                 4.1                      0
  $ 7.35                    10,000                 4.0                 10,000
  $10.75                    15,000                 5.0                 15,000
--------------------------------------------------------------------------------
                           643,156                                    499,826
================================================================================


      Stock options expire in five years from the date they are granted; options vest over service periods that range from zero to five years.

Weighted Average Common Shares Outstanding

      Net income per common share is based on 10,688,552 shares, 9,894,810 shares and 9,761,418 shares for the years ended December 31, 1996, 1995 and 1994, respectively, the weighted average of common shares outstanding after giving effect to the stock split effective March 21, 1997. Fully diluted earnings per share is not presented as there are no outstanding securities of the Company that have not been considered in the calculation of primary earnings per share.

12. Significant Customers

      One customer accounted for 17%, 10%, and 14% of the Company's net sales in the years ended December 31, 1996, 1995 and 1994, respectively.

13. Quarterly Results of Operations (Unaudited)

      Interim unaudited financial information follows (in thousands, except per share amounts):

                                         First         Second         Third         Fourth
                                        Quarter        Quarter       Quarter        Quarter        Year
-----------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996 (a)
Net sales                               $34,114       $48,330        $44,815        $40,892       $168,151
Gross profit                              8,784        11,932         11,127         10,916         42,759
Net income                                2,666         3,815          3,680          3,225         13,386

Net income per common share               $ .25         $ .35          $ .34          $ .30         $ 1.25

Year Ended December 31, 1995
Net sales                               $25,363       $25,430        $24,747        $24,544       $100,084
Gross profit                              7,116         6,885          6,634          6,847         27,482
Net income                                2,069         2,010          1,918          1,825          7,822

Net income per common share               $ .21         $ .20          $ .19          $ .18          $ .79
-----------------------------------------------------------------------------------------------------------

(a) Includes results of operations of Shoals Supply, Inc. since its acquisition by the Company on February 15, 1996.

14. Subsequent Event

      On February 13, 1997, the Board of Directors declared a two-for-one split of its Common Stock, payable in the form of a 100 percent stock dividend on March 21, 1997 to stockholders of record on March 4, 1997. All share amounts in this report have been adjusted to reflect this stock split.

      Simultaneously, the Company announced that it will purchase from Edward W. Rose, III, Chairman of the Board of Drew, 800,000 pre-split shares of Drew Common Stock, representing approximately 15 percent of Drew stock outstanding and 50 percent of Drew shares owned by Mr. Rose, at a purchase price of $26 per share for an aggregate consideration of $20.8 million. The closing market price of Drew Common Stock on the American Stock Exchange on February 12, 1997 was $26.375 (pre-split).

      The Company has received a commitment letter from Chase Manhattan Bank to increase Drew's line of credit to $40 million, of which approximately $21 million will be utilized to repurchase Mr. Rose's shares, and the balance will be used for potential acquisitions and working capital.

Independent Auditors' Report

The Board of Directors and Stockholders
Drew Industries Incorporated:

      We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
February 12, 1997, except for the first paragraph of Note 14, which is as of March 21, 1997*

Drew Industries Incorporated

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



/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer



/s/ Fredric M. Zinn

Fredric M. Zinn
Chief Financial Officer

                        --------------------------------

Per Share Market Price Range(1)

      A summary of the high and low closing prices of the Company's common stock on the American Stock Exchange is as follows:

                                  1996                         1995
--------------------------------------------------------------------------------
                          High            Low           High           Low
Quarter Ended
  March 31               $ 8.00         $ 6.75         $ 5.25        $ 4.19
Quarter Ended
  June 30                $ 9.25         $ 7.32         $ 6.56        $ 5.19
Quarter Ended
  September 30           $12.32         $ 8.38         $ 6.94        $ 5.75
Quarter Ended
  December 31            $13.62         $10.62         $ 8.19        $ 6.32
--------------------------------------------------------------------------------

(1) Adjusted retroactively to give effect to a two-for-one stock split effective March 21, 1997 to holders of record on March 4, 1997.

      The closing price per share for the common stock on February 26, 1997 was $13.62 and there were 2,369 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.

Dividend Information

      Drew has not paid any cash dividends on its outstanding shares of Common Stock. On February 13, 1997, Drew declared a two-for-one stock split by means of a 100 percent stock dividend, payable on March 21, 1997 to stockholders of record on March 4, 1997.

Drew Industries Incorporated
Corporate Information


Board of Directors

Edward W. Rose, III
Chairman of the Board of
Drew Industries Incorporated
President of Cardinal Investment Company

James F. Gero
Chairman and Chief Executive Officer of
Sierra Technologies, Inc.

Gene Bishop
Retired Bank Executive

Leigh J. Abrams
President and Chief Executive Officer of
Drew Industries Incorporated

David L. Webster
President and Chief Executive Officer of Kinro, Inc.
and Shoals Supply, Inc.

Audit Committee of the Board of Directors

Edward W. Rose, III, Chairman
James F. Gero
Gene Bishop

Compensation Committee of the Board of Directors

Edward W. Rose, III
James F. Gero
Gene Bishop

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

General Counsel

Harvey F. Milman, Esq.
Berlack, Israels & Liberman LLP
120 West 45th Street
New York, NY 10036

Independent Certified Public Accountants

KPMG Peat Marwick LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

Chase Mellon Shareholder Services
450 West 33rd Street
New York, NY 10001

Executive Offices

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098

Kinro, Inc.
Shoals Supply, Inc.

David L. Webster
President and Chief Executive Officer

Corporate Headquarters
4381 Green Oaks Boulevard West
Arlington, TX 76016
(817) 483-7791

Form 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

Treasurer
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, NY 10601

Designed by Curran & Connors, Inc.

DREW

DREW INDUSTRIES INCORPORATED



200 Mamaroneck Avenue
White Plains, NY 10601