Form 10-K, Exhibit 13
period 1997-12-31
DREW INDUSTRIES INCORPORATED
filed 1998-03-31
CIK 763744

Drew Industries Incorporated
                 ----------------------------------------------
                               1997 Annual Report

                               [GRAPHIC OMITTED]

                                      DREW

                                 Company Profile
                 ----------------------------------------------
                          Drew Industries Incorporated

"During 1997, Drew established the foundation for future growth and profitability. Through strategic acquisitions and internal growth we have expanded both our product lines and market territory. Future results should benefit from this expansion, as well as from our recently completed refinancing and plant additions."

Drew, through its wholly-owned subsidiaries, Kinro, Lippert and Shoals, supplies a broad array of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, galvanized roofing and new and refurbished axles. The Company also distributes new and refurbished tires. Approximately 85 percent of the Company's sales are for manufactured homes and 15 percent are for recreational vehicles.

      Our operating management is led by David L. Webster, President and Chief Executive Officer of both Kinro and Shoals, who has more than 30 years of experience in the manufactured housing industry. David, as CEO of Kinro, has been the driving force behind Drew's growth and profitability over the past 18 years. Under David's leadership, Kinro and Shoals have built one of the finest management teams in our industries.

      With the October 1997 acquisition of Lippert Components, our superb management group now has the additional talent and support of L. Douglas Lippert, President and Chief Executive Officer of Lippert Components and his experienced staff. Because of our "all star" management team, we have good reason to be extremely confident about Drew's future performance.

      The Company's common stock is traded on the American Stock Exchange (Symbol: DW).

                               [GRAPHIC OMITTED]

KEY LOCATIONS

The Company's 35 manufacturing and warehouse facilities are concentrated in the south east, south central and north central United States, as are the facilities of our customers in the manufactured housing and recreational vehicle industries. Our facilities are generally located within 250 miles of our major customers in order to minimize freight costs and delivery times. In 1998, we expect to close five older facilities and open two factories.

                              Financial Highlights
                   -----------------------------------------
                          Drew Industries Incorporated

(In thousands, except per share amounts)         1997        1996        1995
-------------------------------------------------------------------------------
Net Sales                                      $208,365    $168,151    $100,084
Net Income(a)                                  $ 11,994    $ 12,572    $  8,123
Net Income Per Basic Common Share(a),(b)       $   1.22    $   1.18    $    .82
Net Income Per Diluted Common Share(a),(b)     $   1.19    $   1.15    $    .81
Working Capital(a)                             $ 24,009    $ 16,138    $  9,648
Stockholders' Equity(a)                        $ 51,953    $ 34,779    $ 16,830
Book Value Per Common Share(a),(b)             $   4.67    $   3.24    $   1.70
-------------------------------------------------------------------------------
(a) Years prior to 1997 have been restated to retroactively reflect the adoption of the FIFO method to value that portion of the inventories for which the LIFO method had previously been utilized for determining cost.
(b) Adjusted retroactively to give effect to two-for-one stock split effective March 21, 1997.

                               [GRAPHIC OMITTED]

Letter to Stockholders

Drew Industries Incorporated

"Our primary goal is to continue to achieve outstanding returns for our shareholders. Through incentive compensation, stock options and stock ownership, all our key executives and managers participate in Drew's performance and are highly motivated to achieve this goal."

Drew had another outstanding year in 1997. We established the foundation for greater future growth and profitability, despite a temporary industry slowdown. Today, Drew's $300 million annualized sales of windows, doors, chassis, chassis parts, galvanized roofing, axles and tires to the manufactured housing industry (85 percent of total sales) and to the RV industry are produced in 35 factories in 16 states, by 2,250 employees.
--------------------------------------------------------------------------------

We are pleased to report:

o Record net sales of $208 million for 1997, an increase of 24 percent from $168 million in 1996, were attained primarily as a result of three acquisitions consummated in 1997.

o Earnings per share increased to $1.22 ($1.19 diluted) in 1997 from $1.18 ($1.15 diluted) in 1996. Net income for 1997 of $12.0 million was lower than last year's net income of $12.6 million, due to the interest expense ($850,000 net of taxes) applicable to the Company's purchase of 1.6 million shares from its Chairman in February 1997, which transaction was below market and accretive to earnings per share.

o During 1997, Drew acquired Lippert Components, our largest acquisition ever, with annual sales of $99 million and two additional companies with annual sales of more than $13 million, for an aggregate purchase price of $60 million, including 1.9 million shares of common stock. These three new operations, with combined annual sales of more than $110 million, are expected to be accretive to both net income and earnings per share in 1998, and have expanded both our product lines and market territory, adding 19 factories and 700 employees.

o     In March 1997, Drew effected a two-for-one stock split.

o In January 1998, Drew refinanced its debt, reducing its credit line from $65 million to $25 million and sold $40 million of seven-year Senior Notes at a favorable fixed interest rate of 6.95 percent.

      Although total homes shipped by the manufactured housing industry during 1997 decreased 3 percent, a greater percentage of these homes were multi-section homes (two or more sections combined into one unit). Accordingly, the number of sections produced was equal to 1996 production. This trend toward a larger, more traditional size home is a positive development for the industry and increased the demand for Drew's products.

      Our 1997 sales were further bolstered by the industry-wide trend to higher quality homes, which increased demand for our higher quality vinyl windows. To meet increased demand, we constructed and commenced operations at two new factories, and added a product line to our California facility, all of which are expected to be profitable in 1998.

      We anticipate that manufactured housing will continue to gain market share over the next several years, due to the affordability and improved quality of these homes, as well as the innovative marketing efforts by the premiere manufactured home builders in the industry.

      It is our operating and acquisition strategy to continue to expand the geographic territory and increase the market share of each of our product categories. We have successfully accomplished this goal in the past and will seek to do so in the future.

      Since the acquisition of Lippert in October 1997, we have consolidated its operations with similar operations of our Shoals subsidiary. Lippert's axle and tire business was transferred to Shoals' facilities (except in Florida, where Shoals has no facility), and Shoals transferred to Lippert its manufactured housing chassis parts business. These consolidations should result in freight and overhead savings and improved production efficiencies during 1998. Due to the benefits of these consolidations, as well as improvements in our factories, five older factories will be closed during 1998, and two will be opened. The cost of vacating these factories is not material.

      Although the RV industry represents only 15 percent of consolidated sales, we were buoyed by the resurgence of sales of RV products in late 1997. This strong sales trend has continued into early 1998.

      During the first quarter of 1998, the Company will complete the integration of the operations of the recently acquired Lippert business and the start-up of newly constructed facilities. Costs associated with these actions, and the continuing impact of competitive pressures which began in the second quarter of 1997, will likely result in lower profits in the first quarter of 1998 as compared to last year's first quarter which benefited from very favorable material costs and lower start-up costs.

      The Company anticipates that full year 1998 results will benefit from growth in the manufactured housing and RV industries, as well as from our recently completed acquisitions, refinancing and plant expansions. As a result, we look forward to continued strength in earnings and cash flow in 1998.

      As always, our excellent results were attained because of the dedicated efforts of our talented managerial team and thousands of hard working employees.

                                   Sincerely,


                                   /s/ Edward W. Rose, III
                                   ----------------------------
                                   Edward W. Rose, III
                                   Chairman of the Board
[GRAPHIC]

                                   /s/ Leigh J. Abrams
                                   ----------------------------
                                   Leigh J. Abrams
                                   President and Chief Executive Officer

                               [GRAPHIC OMITTED]

Our Business
Drew Industries Incorporated

MANUFACTURED HOUSING INDUSTRY
(85% of sales)
-- Aluminum and vinyl windows and screens
-- Chassis and chassis parts
-- Axles and tires
-- Galvanized steel roofing

RECREATIONAL VEHICLE INDUSTRY
(15% of sales)
-- Windows and doors
-- Chassis and chassis parts

STRATEGY TO CONTINUE
GROWTH AND PROFITABILITY
--  Low cost producer
--  "Quick response" manufacturing
--  Reasonable prices
--  Quality products
--  Superior customer service
--  Product line extensions and increased
    market share
--  Strategic acquisitions

What is a Manufactured Home?
--------------------------------------------------------------------------------
o     Affordable single family housing

o     Superior quality home

      -- Built in a factory in one or more sections

      -- Built to a national building code

o     Typical prices, excluding land, range from under $14,000 to $100,000

o Homes may have cathedral ceilings, two to four bedrooms, walk-in closets, custom cabinets and brand name appliances

o Delivered on a chassis to a homesite, often in a planned community, and typically placed on a permanent foundation

                          ---------------------------
                                 SINGLE SECTION
                          ---------------------------
                             Average Price: $28,200
                          ---------------------------
                             Average Sq. Ft.: 1,100
                          ---------------------------

        ---------------------------
               MULTI-SECTION
        ---------------------------
           Average Price: $47,300
        ---------------------------
           Average Sq. Ft.: 1,600
        ---------------------------

Industry Shipments--Manufactured Homes
(in thousands)

                               [BAR GRAPH OMITTED]

Strong Manufactured Housing
Growth Prospects
-------------------------------------------------------------------------------

o     Affordability
      -- 52% cost advantage over site built homes

o     Financing readily available

o     Improved quality leads to home value appreciation

o     Easing of zoning restrictions

o     Job growth in target market
      --Median family incomes of $26,000 to $40,000

o     Lower apartment starts and low vacancy rates

o     Demographics--those over 50 years old and first-time home buyers

What is a Recreational Vehicle?
-------------------------------------------------------------------------------
Traveling home which may provide kitchen, sleeping and bathroom facilities

o     Towables--80% of industry units

o     Motor Homes--20% of industry units

Strong RV Growth Prospects
-------------------------------------------------------------------------------

o     Positive demographic trends
      --Largest market--
        those over 50 years old

o Increasing demand for leisure time activities should result in sales growth of RV's

o     National advertising campaign targeting younger generation

o     Low interest rates continue to spur sales growth

Industry Shipments--Recreational Vehicles
(in thousands)

                               [BAR GRAPH OMITTED]


"Manufactured homes represent over 25% of all single family housing starts. The quality, affordability, financing and appearance of today's manufactured home should enable the industry's market share to grow faster"

                               [GRAPHIC OMITTED]

Operations
Drew Industries Incorporated

Drew's broad array of products are produced and distributed by its wholly-owned subsidiaries Kinro, Lippert and Shoals. The Company's 35 facilities are strategically located in 16 states to meet the needs of our customers.

    [THE FOLLOWING TABLE WAS DEPICTED AS A PIE GRAPH IN THE PRINTED MATERIAL]

                             Sales by Product Line

               Product Line                              Sales
         ------------------------------------            -----
         Mfg. Housing Galvanized Roofing                   1%
         Mfg. Housing Windows and Screens                 40%
         Mfg. Housing Chassis and Parts                   16%
         Mfg. Housing Axles and Tires                     26%
         RV Windows, Doors, Chassis and Parts             17%


Kinro is one of the largest producers of vinyl and aluminum windows for manufactured homes. Kinro supplies primary and storm windows, as well as screens, patio doors and windows in a variety of architectural sizes and shapes. Kinro is also a leading supplier of windows and doors for recreational vehicles. In 1996 Kinro inaugurated a glass tempering operation to supply its own glass requirements as well as those of customers.

      Lippert is one of the largest suppliers of chassis, chassis parts and galvanized roofing for manufactured homes. In addition, Lippert is becoming a significant supplier of chassis for recreational vehicles.

      Shoals manufactures new and refurbished axles, and distributes new and used tires for manufactured homes. Shoals is one of the largest suppliers of such products.

      Drew's growth in recent years has resulted primarily from the acquisitions of Lippert, Pritt and Shoals, which expanded our product lines and broadened our geographic territory. Internal growth has also been a key factor to our success.

      Due to the rapid increase in demand for these new products, Drew recently completed new facilities in Indiana (2), Texas and Tennessee. New facilities will be completed in 1998 in West Virginia and Georgia. These facilities are equipped with the most efficient production equipment available today. In 1998, five older facilities will be closed reducing freight and production costs, while maintaining customer service. The recently completed acquisitions and new factories will also enable us to improve operating efficiencies.

      Growth in the manufactured housing industry stems largely from the quality of the homes produced. Drew has committed its resources to supplying the leading producers of manufactured homes with the high quality, cost effective components they demand.

      Our significant market share for many products and numerous awards of excellence from our customers, testify to the expertise of our operating management, the efforts of our employees, and our dedication to continual product improvement and customer service. Strong cash flow generated by our highly efficient factories has enabled Drew to commit the resources necessary to support this dedication.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations
                  ---------------------------------------------
                          Drew Industries Incorporated

      The Company, through its wholly-owned subsidiaries Kinro, Inc. ("Kinro"), Lippert Components, Inc. ("Lippert") and Shoals Supply, Inc. ("Shoals") is a leading supplier of a broad array of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, galvanized roofing and new and refurbished axles. The Company also distributes new and refurbished tires. Approximately 85 percent of the Company's sales are for manufactured homes and 15 percent are for recreational vehicles ("RV's"). Many of the producers of manufactured homes, to whom the Company sells windows, also manufacture RV's. At December 31, 1997, the Company operated 34 plants in 15 states.

      On May 5, 1997 Shoals acquired the assets and business of Pritt Tire and Axle, Inc. ("Pritt") which is being operated as an additional branch of Shoals. Pritt had 1996 sales of $10.7 million.

      Lippert, which was acquired by the Company on October 7, 1997, manufactures products for the manufactured housing and recreational vehicle industry, consisting primarily of chassis and chassis parts, refurbished axles and tires, and galvanized roofing. At December 31, 1997, Lippert had 17 plants in 12 states east of the Rocky Mountains. Lippert's sales for its fiscal year ended September 30, 1997 were $99 million, on which they achieved earnings before interest, taxes and goodwill amortization, of approximately $8.2 million, excluding shareholder compensation, benefits and related items which did not continue subsequent to the acquisition. These earnings are net of other nonrecurring compensation and startup costs of approximately $.5 million.

RESULTS OF OPERATIONS

      Net sales, gross profit and operating profit are (in thousands):

                                                Year Ended December 31,
                                        ----------------------------------------
                                          1997            1996            1995
--------------------------------------------------------------------------------
Net sales                               $208,365        $168,151        $100,084
Gross profit                            $ 46,281        $ 41,420        $ 27,980
Operating profit                        $ 21,761        $ 20,990        $ 13,289
--------------------------------------------------------------------------------

Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

      Net sales for the year ended December 31, 1997 increased 24% over last year. Net sales for the current year include Lippert's net sales of $21.1 million from October 7, 1997, the date that Lippert was acquired by the Company. Also included are Pritt's net sales of $8.2 million from May 5, 1997, the date that Pritt was acquired by the Company. Excluding net sales of operations acquired in 1997, and adjusting for the 1 1/2 months prior to the Shoals acquisition in 1996, the Company's net sales increased 2% for the year. The increase in net sales resulted both from sales of manufactured housing products and sales of RV products, which both reflected modest increases for the year. Such increases compare to a 3% industry-wide decline in shipments of manufactured homes and a 3% increase in sales of RV's. The decline in industry shipments of manufactured homes is partially offset by the continuing growth of multi-section homes resulting in year-to-date industry floor shipments being 1% ahead of last year.

      Operating profit increased 4% to $21.8 million for 1997. Included in the current year's operating profit are the results of Lippert and Pritt since the dates that they were acquired by the Company. Lippert's contribution to the Company's operating profit was $1.0 million on net sales of $21.1 million for the three months since its acquisition. Pritt's contribution to the Company's operating profit was $.5 million on net sales of $8.2 million for the eight months since its acquisition. Excluding the operations acquired in 1997, operating profit decreased approximately 6% for 1997, and gross profit percentage decreased 1% because of competitive pressures, as well as $400,000 of startup costs relating to three new plants opened by Kinro in 1997. Selling, general and administrative expenses, again excluding the operations acquired in 1997, decreased 3% as a result of lower incentive compensation due to reduced profits.

      During the first quarter of 1998, the Company will continue the integration of the operations of the recently acquired Lippert business, while completing the start-up of several newly constructed facilities. Costs associated with these actions and the continuing impact of competitive pressures which began in the second quarter of 1997, will likely result in lower profits in the first quarter of 1998, as compared to last year's first quarter which benefitted from very favorable material costs. However, the Company anticipates that full year 1998 will benefit from growth in the manufactured housing industry, as well as from recently completed acquisitions, refinancing and plant expansions. As a result, improved earnings and cash flow are expected in 1998.

Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

      Net sales for the year ended December 31, 1996 increased 68% over 1995. Sales for 1996 include Shoals' sales from February 15, 1996, the date that Shoals was acquired by the Company. Excluding Shoals, the Company's

                     Management's Discussion and Analysis of
            Financial Condition and Results of Operations (continued)
            ---------------------------------------------------------
                          Drew Industries Incorporated

sales (consisting of Kinro's sales) increased 11% for the year. The increase in Kinro's net sales resulted both from the sales of manufactured housing products, which increased 14%, and sales of RV products which increased 5% for the year. Such increases, which exceed the industry-wide increases in shipments of manufactured homes and RV's, are volume related. 1996 industry-wide shipments of manufactured homes were 7% higher than 1995 and shipments of RV's of the types supplied by Kinro were 1% higher than 1995.

      Operating profit increased 58% to $21.0 million for 1996. Included in the 1996 operating profit are the results of Shoals since February 15, 1996, the date that Shoals was acquired by the Company. Excluding Shoals, operating profit increased approximately 25% for 1996 as a result of the 11% increase in net sales and an improvement in gross profit as a percent of sales. The increase in gross profit percentage resulted from lower aluminum prices which had been volatile and, to a lesser extent, a reduction in labor and overhead costs. The Company purchases aluminum futures on the London Metal Exchange to hedge against potential price increases. Selling, general and administrative expenses, again excluding Shoals, increased 20% for 1996 as a result of the increased sales as well as increased profits upon which incentive compensation is based. Shoals' contribution to the Company's operating profit was $4.4 million on net sales of $57 million for the 10 1/2 months since its acquisition.

Shared Services Agreement

      Pursuant to a Shared Services Agreement, following the Spin-off by the Company of Leslie Building Products, Inc. on July 29, 1994, the Company and Leslie Building Products have shared certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company has been reimbursed by Leslie Building Products for the fair market value of such services. This Agreement has been extended and now expires on December 31, 1998 and may be further extended. The Company charged fees to Leslie Building Products of $526,000 during 1997, $509,000 during 1996, and $588,000 during 1995. These fees are recorded as a reduction of selling, general and administrative expenses.

Interest (Expense) Income Net

      Interest expense, net, increased to $2.5 million in 1997 from $.3 million in 1996 primarily as a result of debt incurred for the purchase of 1.6 million shares of treasury stock from the Company's Chairman for $20.8 million, as well as $31.8 million for acquisitions.

      Net interest expense increased by $460,000 for 1996 from 1995 primarily as a result of debt incurred for the acquisition of Shoals and the $2.8 million purchase of treasury stock, partially offset by cash flow from operations.

Accounting Changes

      During the first quarter of 1997, the Company adopted the FIFO method to value that portion of inventories for which the LIFO method had previously been utilized for determining cost. The FIFO method will better measure the current value of such inventories, provide a more appropriate matching of revenues and expenses, and conform all inventories of the Company to the same accounting method. Additionally, the change will enhance the comparability of the Company's financial statements by changing to the predominant method utilized in its industry. The Company applied this change retroactively which resulted in an increase in retained earnings of $527,000 at January 1, 1995. The impact on net income for the years ended December 31, 1996 and 1995 was a reduction of $814,000 ($.07 per share) and an increase of $301,000 ($.03 per share), respectively.

New Accounting Standards

      Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting both basic and diluted earnings per share ("EPS"). Basic EPS represents the earnings available to each common share outstanding during the reporting period. Diluted EPS reflect the earnings available to each common share after the effect of all potentially dilutive common shares, such as stock options and warrants. All prior period income per share data have been restated to conform with SFAS No. 128.

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

      In June 1997, the Financial Accounting Standards Board issued SFAS 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," for fiscal years beginning after December 15, 1997. These statements address presentation and disclosure matters and will have no impact on the Company's financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

      The Statements of Cash Flows reflect the following:

                                                 Year Ended December 31,
                                         ---------------------------------------
                                           1997           1996           1995
--------------------------------------------------------------------------------
Net cash flows provided by
  operating activities                   $ 11,009       $ 11,927       $  9,593
Net cash flows (used for)
  investment activities                  $(42,032)      $(14,948)      $ (1,941)
Net cash flows provided
  by (used for) financing
  activities                             $ 30,506       $    538       $ (4,093)
--------------------------------------------------------------------------------

      Net cash provided by operating activities for 1997, which does not include the balance of the assets and liabilities of the acquired operations on the date of the acquisition of such operations, primarily resulted from net income. The $1.2 million increase in depreciation and amortization was offset by changes in working capital.

      Cash flows used for investing activities in 1997 was primarily the $31.8 million cash portion of the cost of acquisitions and, in 1996 was primarily the $10 million cost of the Shoals acquisition. Capital expenditures for 1997 of $10.4 million include three plants for Kinro and the purchase of related equipment, as well as two new factories being constructed by Lippert. Capital expenditures for 1996 of $5.8 million were primarily for the construction of two new plants and the purchase of related machinery and equipment. Capital expenditures for 1998 are expected to approximate $6 to $8 million. Such capital expenditures will be funded from Industrial Revenue Bonds as well as cash flow from operations.

      Cash flows provided by financing activities in 1997 includes increases in debt of approximately $51 million, of which $20.8 million was used for the acquisition of treasury stock and $31.8 million was used for acquisitions. Cash flows provided by financing activities in 1996 included the borrowing of $6 million for the acquisition of Shoals, and $2.8 million used to acquire 400,000 shares of treasury stock.

      On January 28, 1998, the Company completed a private placement of $40 million of 6.95 percent, seven year Senior Notes. Amortization of the seven year Senior Notes is $8 million annually beginning at the end of year three.

      Proceeds of the Senior Notes were used to reduce borrowings under Drew's $65 million credit facility with The Chase Manhattan Bank, as agent. Simultaneously, such credit facility was replaced with a $25 million revolving credit facility which expires on May 15, 2002.

      Effective July 29, 1994, the Company spun off to its stockholders Leslie Building Products, Inc. and its subsidiary, Leslie-Locke, Inc. ("Leslie-Locke"), the Company's former home improvement building products segment.

      On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Leslie-Locke's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The liabilities of White Metal are primarily product liability costs. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

      On May 7, 1996, the Company and its subsidiary, Kinro, Inc., and Leslie Building Products, Inc. and its subsidiary, Leslie-Locke, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to allege several duplicate claims, seeks damages in the aggregate amount of $10.6 million plus attorneys fees, of which up to approximately $7.5 million is sought, jointly and severally, from the Company, Kinro, Leslie Building Products and Leslie-Locke. The proceeding is based principally upon the trustee's allegations that the Company and its affiliated companies obtained tax benefits attributable to the use of White Metal's net operating losses. The trustee seeks to recover the purported value of the tax savings achieved. Management believes that the trustee's allegations are without merit and have no basis in fact. In addition, the trustee alleges that White Metal made certain payments to the Company which were preferential and are recoverable by White Metal, in the approximate amount of $900,000. The Company denies liability for any such amount and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that it has sufficient accruals for the defense of this proceeding and that such defense will not have a material adverse impact on the Company's financial condition or results of operations.

                     Management's Discussion and Analysis of
            Financial Condition and Results of Operations (continued)
            ---------------------------------------------------------
                          Drew Industries Incorporated

INFLATION

      The prices of raw materials, consisting primarily of aluminum, steel, glass and tires, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. In order to hedge the impact of future prices fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1997, the Company currently had futures contracts for 3.3 million pounds at an aggregate cost of $2.4 million, which was approximately current market value.

YEAR 2000

      The Company recognizes the need to ensure its operations will not be adversely impacted by year 2000 software failures. Software failures due to processing errors potentially arising from calculations using the Year 2000 date are a known risk. The Company has addressed this risk to the availability and integrity of financial systems and the reliability of operational systems. The Company had previously decided to upgrade its computer systems. These upgrades will allow the Company to achieve Year 2000 compliance. The cost of these upgrades, which are currently in progress and expected to be completed during 1998, are not material to the Company's results of operations or financial position. Remaining expenditures, primarily capital in nature, are expected to be less than $.5 million. No significant expenditures were required to specifically achieve Year 2000 compliance.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

      This report contains certain statements, including the Company's plans regarding its operating strategy, its products and performance and its views of industry prospects, which could be construed to be forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance. The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, steel and glass), adverse weather conditions impacting retail sales, inventory adjustments by retailers and interest rates. In addition, general economic conditions may affect the retail sale of manufactured homes and RV's.

                             Selected Financial Data
                  ---------------------------------------------
                          Drew Industries Incorporated

      The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                                           Year Ended December 31,
                                                        ---------------------------------------------------------------
                                                           1997        1996(a)      1995(a)     1994(a)     1993(a)
-----------------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                                               $ 208,365    $ 168,151    $ 100,084   $  82,965   $  67,065
=======================================================================================================================
Operating profit                                        $  21,761    $  20,990    $  13,289   $  10,258   $   8,006
=======================================================================================================================
Income from continuing operations before income taxes   $  19,256    $  20,664    $  13,423   $  10,245   $   8,645 (b)
Provision for income taxes                                  7,262        8,092        5,300       3,999       2,183 (b)
-----------------------------------------------------------------------------------------------------------------------
Income from continuing operations                          11,994       12,572        8,123       6,246       6,462
Discontinued operations, net (c)                                                                   (111)       (726)
-----------------------------------------------------------------------------------------------------------------------
Net income                                              $  11,994    $  12,572    $   8,123   $   6,135   $   5,736
=======================================================================================================================
Income per basic common share (d):
  Income from continuing operations                     $    1.22    $    1.18    $     .82   $     .64   $     .68
  Discontinued operations, net                                                                     (.01)       (.08)
-----------------------------------------------------------------------------------------------------------------------
  Net income per common share (basic)                   $    1.22    $    1.18    $     .82   $     .63   $     .60
=======================================================================================================================
Income per diluted common share (d):
  Income from continuing operations                     $    1.19    $    1.15    $     .81   $     .62   $     .64
  Discontinued operations, net                                                                     (.01)       (.07)
-----------------------------------------------------------------------------------------------------------------------
  Net income per common share (diluted)                 $    1.19    $    1.15    $     .81   $     .61   $     .57
=======================================================================================================================
Financial Data
Working capital                                         $  24,009    $  16,138    $   9,648   $   6,544   $  17,457
Total assets                                            $ 130,349    $  55,283    $  29,593   $  22,946   $  31,319
Long-term obligations (e)                               $  56,130    $   4,938    $     311   $   3,939   $   2,513
Stockholders' equity (f)                                $  51,953    $  34,779    $  16,830   $   8,599   $  22,127
-----------------------------------------------------------------------------------------------------------------------

(a) Years prior to 1997 have been restated to retroactively reflect the adoption of the FIFO method to value that portion of the inventories for which the LIFO method had previously been utilized for determining cost. The impact on net income was a reduction of $814,000 ($.07 per share) for 1996, an increase of $301,000 ($.03 per share) for 1995, a reduction of $676,000 ($.07 per share) for 1994 and a reduction of $94,000 ($.01 per share) for 1993.

(b) In 1993 the Company received Federal income tax refunds of $1,142,000, as well as interest thereon of $745,000.

(c) Operating results of Leslie Building Products prior to Spin-off on July 29, 1994.

(d) Adjusted to give effect to two-for-one stock split effective March 21, 1997.

(e) Includes long-term indebtedness, as well as long-term portion of deferred income taxes, obligations under capital leases and postretirement obligations.

(f) On July 29, 1994, the date of the Spin-off of Leslie Building Products, Inc., the net assets of Leslie Building Products were $20.3 million. Accordingly, upon the Spin-off the Company's equity was reduced by $20.3 million.

                        Consolidated Statements of Income
                  ---------------------------------------------
                          Drew Industries Incorporated

                                                     Year Ended December 31,
                                               -----------------------------------
(In thousands, except per share amounts)          1997         1996         1995
----------------------------------------------------------------------------------
Net sales (Note 11)                            $ 208,365    $ 168,151    $ 100,084
Cost of sales                                    162,084      126,731       72,104
----------------------------------------------------------------------------------
  Gross profit                                    46,281       41,420       27,980
Selling, general and administrative expenses      24,520       20,430       14,691
----------------------------------------------------------------------------------
  Operating profit                                21,761       20,990       13,289
Interest (expense) income, net                    (2,505)        (326)         134
----------------------------------------------------------------------------------
  Income before income taxes                      19,256       20,664       13,423
Provision for income taxes (Note 8)                7,262        8,092        5,300
----------------------------------------------------------------------------------
  Net income                                   $  11,994    $  12,572    $   8,123
==================================================================================

Income per common share (Note 10):
  Net income per common share (basic)          $    1.22    $    1.18    $     .82
==================================================================================
  Net income per common share (diluted)        $    1.19    $    1.15    $     .81
==================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                        Consolidated Statements of Income
                  ---------------------------------------------
                          Drew Industries Incorporated

                                                                 December 31,
                                                            ----------------------
(In thousands, except shares and per share amounts)           1997         1996
----------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and short-term investments                           $   1,028    $   1,545
  Accounts receivable, trade, less allowances of
    $528 in 1997 and $308 in 1996                               9,181        4,924
  Inventories (Note 3)                                         29,456       22,686
  Prepaid expenses and other current assets (Note 8)            6,610        2,549
----------------------------------------------------------------------------------
    Total current assets                                       46,275       31,704
Fixed assets, net (Note 4)                                     38,096       10,865
Goodwill, net (Note 2)                                         44,215       11,582
Other assets                                                    1,763        1,132
----------------------------------------------------------------------------------
    Total assets                                            $ 130,349    $  55,283
==================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities of
    long-term indebtedness and obligations under
    capital leases (Notes 7 and 9)                          $     643    $     276
  Accounts payable, trade                                       6,372        3,958
  Accrued expenses and other current liabilities (Note 5)      15,251       11,332
----------------------------------------------------------------------------------
    Total current liabilities                                  22,266       15,566
Long-term indebtedness (Note 7)                                54,760        3,652
Other long-term liabilities (Note 8)                            1,370        1,286
----------------------------------------------------------------------------------
    Total liabilities                                          78,396       20,504
----------------------------------------------------------------------------------
Commitments and contingencies (Note 9)
Stockholders' equity (Note 10)
  Common stock, par value $.01 per share: authorized
    20,000,000 shares; issued 11,363,166 shares in
    1997 and 11,202,946 shares in 1996                            113          112
  Paid-in capital                                              19,249       17,218
  Retained earnings                                            32,591       20,597
----------------------------------------------------------------------------------
                                                               51,953       37,927
Treasury stock, at cost--479,770 shares in 1996                             (3,148)
----------------------------------------------------------------------------------
    Total stockholders' equity                                 51,953       34,779
----------------------------------------------------------------------------------
    Total liabilities and stockholders' equity              $ 130,349    $  55,283
==================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                      Consolidated Statements of Cash Flows
                  ---------------------------------------------
                          Drew Industries Incorporated

                                                                                Year Ended December 31,
                                                                         ------------------------------------
(In thousands)                                                               1997         1996         1995
-------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                             $  11,994    $  12,572    $   8,123
  Adjustments to reconcile net income to cash flows
   provided by operating activities:
    Depreciation and amortization                                            2,972        1,712          797
    Deferred taxes                                                             325         (297)        (259)
    Gain on disposal of fixed assets                                           (34)         (37)          (3)
    Changes in assets and liabilities:
      Accounts receivable, net                                               2,170        2,188       (1,069)
      Inventories                                                              (86)      (3,284)      (1,013)
      Prepaid expenses and other assets                                     (3,414)         (74)         400
      Accounts payable, accrued expenses and other current liabilities      (2,918)        (853)       2,617
-------------------------------------------------------------------------------------------------------------
        Net cash flows provided by operating activities                     11,009       11,927        9,593
-------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                     (10,377)      (5,841)      (1,944)
  Acquisitions of companies' net assets and businesses                     (31,804)      (9,941)
  Proceeds from sales of fixed assets                                          149          834            3
-------------------------------------------------------------------------------------------------------------
        Net cash flows used for investing activities                       (42,032)     (14,948)      (1,941)
-------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Acquisition loan                                                                        5,982
  Equipment loan                                                             1,560
  Proceeds under line of credit and other borrowings                       118,150       23,737        9,450
  Repayments under line of credit and other borrowings                     (69,050)     (27,228)     (13,651)
  Acquisition of treasury stock                                            (20,800)      (2,800)        (333)
  Exercise of stock options and other                                          646          847          441
-------------------------------------------------------------------------------------------------------------
        Net cash flows provided by (used for) financing activities          30,506          538       (4,093)
-------------------------------------------------------------------------------------------------------------
        Net (decrease) increase in cash                                       (517)      (2,483)       3,559
  Cash and short term investments at beginning of year                       1,545        4,028          469
-------------------------------------------------------------------------------------------------------------
  Cash and short term investments at end of year                         $   1,028    $   1,545    $   4,028
=============================================================================================================
Supplemental disclosure of cash flows information:
  Cash paid during the year for:
    Interest on debt                                                     $   1,981    $     285    $     132
    Income taxes                                                         $   8,433    $   7,986    $   4,856
-------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                 Consolidated Statements of Stockholders' Equity
               ---------------------------------------------------
                          Drew Industries Incorporated

                                                                                                 Retained     Total
                                                              Common     Treasury     Paid-in    Earnings  Stockholders'
(In thousands, except shares)                                  Stock       Stock      Capital   (Deficit)     Equity
------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1994                                   $     99    $    (15)   $  8,613   $    (98)    $  8,599

Net income                                                                                         8,123        8,123
Issuance of 114,536 shares of common
  stock pursuant to stock option plan                               1                     289                     290
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                              151                     151
Acquisition of 59,750 shares of treasury stock                               (333)                               (333)
------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1995                                        100        (348)      9,053      8,025       16,830

Net income                                                                                        12,572       12,572
Issuance of 113,740 shares of common
  stock pursuant to stock option plan                               1                     427                     428
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                              249                     249
Issuance of 1,089,918 shares of common stock
  in connection with the acquisition of the
assets and business of Shoals Supply, Inc.                         11                   7,489                   7,500
Purchase of 400,020 shares of treasury stock                               (2,800)                             (2,800)
------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1996                                        112      (3,148)     17,218     20,597       34,779

Net income                                                                                        11,994       11,994
Issuance of 85,990 shares of common
  stock pursuant to stock option plan                               1                     383                     384
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                              267                     267
Issuance of 2,154,000 shares of common stock in connection
  with the acquisition of Lippert Components, Inc.                         23,948       1,399                  25,347
Purchase of 1,600,000 shares of treasury stock                            (20,800)                            (20,800)
Costs of two-for-one split of common stock                                                (18)                    (18)
------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1997                                   $    113    $     --    $ 19,249   $ 32,591     $ 51,953
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                   Notes to Consolidated Financial Statements
                 ----------------------------------------------
                          Drew Industries Incorporated


1. Summary of Significant Accounting Policies

Basis of Presentation

      The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. Drew's wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro"), Shoals Supply, Inc. and its subsidiaries ("Shoals"), and Lippert Components, Inc. ("Lippert"). Drew, through its wholly-owned subsidiaries, supplies a broad array of components for manufactured homes and recreational vehicles. Manufactured products include windows, doors, chassis, chassis parts, roofs and new and refurbished axles. The Company also distributes new and refurbished tires. Approximately 85 percent of the Company's sales are for manufactured homes and 15 percent are for recreational vehicles. At December 31, 1997 the Company operated 34 plants in 15 states. All significant intercompany balances and transactions have been eliminated. On February 13, 1997 the Board of Directors declared a two-for-one split of its Common Stock, payable in the form of a 100 percent stock dividend on March 21, 1997 to stockholders of record on March 4, 1997. Where appropriate, all share and per share amounts included in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the stock split.

Inventories

      Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Cost includes material, labor and overhead; market is replacement cost or realizable value after allowance for costs of distribution.

      During the first quarter of 1997, the Company adopted the FIFO method to value that portion of the inventories for which the LIFO method had previously been utilized for determining cost. The FIFO method will better measure the current value of such inventories, provide a more appropriate matching of revenues and expenses, and conform all inventories of the Company to the same accounting method. Additionally, the change will enhance the comparability of the Company's financial statements by changing to the predominant method utilized in its industry. The Company applied this change retroactively which resulted in an increase in retained earnings of $527,000 at January 1, 1995. The impact on net income for the years ended December 31, 1996 and 1995 was a reduction of $814,000 ($.07 per share) and an increase of $301,000 ($.03 per share), respectively.

      The Company periodically purchases commodity futures to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements. Gains and losses on such futures contracts are deferred until recognized in income as a component of cost of sales when the finished products are sold. Cash flows from such futures contracts are included in operating activities in the Consolidated Statements of Cash Flows.

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

New Accounting Standards

      Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting both basic and diluted earnings per share ("EPS"). Basic EPS represents the earnings available to each common share outstanding during the reporting period. Diluted EPS reflect the earnings available to each common share after the effect of all potentially dilutive common shares, such as stock options and warrants.

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

Goodwill

      Goodwill is the excess of cost over the fair value of net tangible assets acquired and is amortized on a straight-line basis primarily over thirty years. The balance of goodwill of $44.2 million at December 31, 1997 primarily relates to the acquisitions of Lippert on October 7, 1997, Pritt on May 5, 1997 and Shoals on February 15, 1996.

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

2. Acquisitions

Lippert Components, Inc.

      On October 7, 1997, the Company acquired Lippert for $27 million in cash and 1,923,231 shares of Drew common stock having a value of approximately $25.3 million. In addition, 230,769 shares are held in escrow pending the results of an earnout. All 2,154,000 shares are restricted and are subject to a registration rights agreement. The cash portion of the transaction has been financed by Drew's then existing credit facility.

      Lippert, which has 17 plants in 12 states east of the Rocky Mountains, manufactures products for the manufactured housing and recreational vehicle industry, consisting primarily of chassis and chassis parts, refurbished axles and tires, and galvanized roofing. The refurbishing of axles and tires, except for the Florida operation, has now been transferred to Shoals, while Shoals has transferred to Lippert all of its chassis parts business.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired ("goodwill") was $30.1 million, which is being amortized over 30 years.

      The results of the acquired business have been included in the Company's consolidated statements of income beginning October 7, 1997. Lippert's sales for its fiscal year ended September 30, 1997 were $99 million, on which they achieved earnings before interest, taxes and goodwill amortization of approximately $8.2 million, excluding shareholder compensation, benefits and related items which will not continue subsequent to the acquisition. These earnings are net of other nonrecurring compensation and startup costs of approximately $.5 million.

Pritt Tire and Axle, Inc.

      On May 5, 1997 the Company's subsidiary, Shoals acquired the assets and business of Pritt Tire and Axle, Inc. ("Pritt") of Bristol, Indiana. Pritt refurbishes axles and tires used in the transportation of manufactured homes.

      The purchase price consisted of cash of $4.4 million and a three-year warrant to purchase 40,000 shares of the common stock of Drew at $11.00 per share. As part of this transaction, in the third quarter of 1997, Shoals acquired, from the former owner of Pritt, the manufacturing facility utilized by Pritt for approximately $1 million.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired ("goodwill") is $2.9 million, which is being amortized over 30 years.

      The results of the acquired business have been included in the Company's consolidated statements of income beginning May 5, 1997. Pritt had 1996 net sales of $10.7 million.

Shoals Supply, Inc.

      On February 15, 1996, the Company acquired the assets and business of Shoals, a supplier of products used to transport manufactured homes. Shoals manufactures new axles and chassis parts, refurbishes used axles, and distributes new and refurbished tires. The manufacture of chassis parts has since been transferred to Lippert, while Lippert has transferred to Shoals the refurbishing of axles and tires, except for the Florida operation.

      The consideration for the acquisition was 1,089,918 shares of common stock of the Company having a value of $7.5 million, cash of $1.6 million and a note for $.8 million payable over 5 years. In addition, the Company assumed $7.5 million of Shoals' bank debt and certain operating liabilities.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The goodwill of $11.8 million is being amortized over 30 years.

      The results of the acquired business have been included in the Company's consolidated statements of income beginning February 16, 1996. Shoals had 1996 net sales of $65 million, of which $57 million was for the 10 1/2 months since Shoals was acquired by the Company.

      The following pro forma condensed consolidated results of operations assumes that the acquisitions had occurred at the beginning of 1996. The unaudited pro forma data below is not necessarily indicative of the

            --------------------------------------------------------
                          Drew Industries Incorporated


future results of operations of the combined operations (in thousands, except per share amounts):

                                                           Pro Forma Year End
                                                               December 31,
                                                        ------------------------
(unaudited)                                               1997            1996
--------------------------------------------------------------------------------
Net sales                                               $288,671        $293,640
================================================================================
Net income                                              $ 13,955        $ 17,374
================================================================================
Net income per common share:
  Basic                                                 $   1.23        $   1.36
================================================================================
  Diluted                                               $   1.21        $   1.34
================================================================================
Average common shares outstanding:
  Basic                                                   11,325          12,779
  Diluted                                                 11,575          13,012

      Goodwill of $44,215,000 at December 31, 1997, is net of accumulated amortization of $1,223,000. Amortization of goodwill was $765,000, $494,000 and $23,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

3. Inventories

      Inventories consist of the following (in thousands):

                                                              December 31,
                                                     ---------------------------
                                                       1997                1996
--------------------------------------------------------------------------------
Finished goods                                       $ 8,989             $ 6,045
Work in process                                        1,746               1,810
Raw materials                                         18,721              14,831
--------------------------------------------------------------------------------
  Total                                              $29,456             $22,686
================================================================================

4. Fixed Assets

      Fixed assets, at cost, consist of the following (in thousands):

                                                      Estimated
                                                      December 31,
                                                   ----------------  Useful Life
                                                     1997     1996     In Years
-------------------------------------------------------------------------------
Land                                               $ 3,252  $   479
Buildings and improvements                          16,140    2,964     8 to 45
Leasehold improvements                                 779      745     5 to 25
Machinery and equipment                             17,490    7,943     5 to 8
Automotive equipment                                 1,523      420     2 to 3
Furniture and fixtures                               2,294    1,019     3 to 8
Capitalized real estate leases                         925      925       15
Construction in progress                             4,391    3,078
-------------------------------------------------------------------
                                                    46,794   17,573
Less accumulated depreciation
  and amortization                                   8,698    6,708
-------------------------------------------------------------------
    Fixed assets, net                              $38,096  $10,865
===================================================================

      Depreciation and amortization of fixed assets consists of (in thousands):

                                                       Year Ended December 31,
                                                    ----------------------------
                                                     1997       1996       1995
--------------------------------------------------------------------------------
Charges to cost of sales                            $1,674     $  908     $  554
Charges to selling, general
  and administrative expenses                          376        203        116
--------------------------------------------------------------------------------
                                                    $2,050     $1,111     $  670
================================================================================

5. Accrued Expenses and Other Current Liabilities

      Accrued expenses and other current liabilities consist of the following (in thousands):

                                                               December 31,
                                                         -----------------------
                                                           1997            1996
--------------------------------------------------------------------------------
Accrued employee compensation                            $ 3,384         $ 3,063
Accrued employee benefits                                  3,244           2,291
Accrued workmen's compensation
  and other insurance                                      3,353           2,128
Income taxes                                                 690           1,628
Accrued expenses and other                                 4,580           2,222
--------------------------------------------------------------------------------
  Total                                                  $15,251         $11,332
================================================================================

6. Retirement and Other Benefit Plans

      The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $336,000, $206,000, and $92,000 to this Plan during the years ended December 31, 1997, 1996 and 1995, respectively.

7. Long-term Indebtedness

      On May 15, 1997, the Company entered into a $60 million syndicated credit agreement with The Chase Manhattan Bank as lead bank. The credit facility was subsequently amended to $65 million on October 7, 1997 in connection with the Lippert acquisition. Borrowings were secured by substantially all of the assets of the Company, except real estate. At December 31, 1997, there were outstanding borrowings of $52,600,000 under the credit facility.

      Interest on borrowings under the $65 million credit facility was payable at .25% over the prime rate. In addition, the Company had the option to either fix the rate or convert a portion of the loan to a Eurodollar loan at 1.5% over the LIBO rate. Furthermore, the Company was required to pay a commitment fee, accrued at the rate of 3/8 of 1% per annum, on the daily unused amount of the revolving line of credit. Pursuant to the agreement, the Company was required to maintain minimum net worth and income levels, and meet certain other financial requirements typical to secured borrowing arrangements. In addition, the Company was prohibited from declaring or paying dividends without the prior written consent of the lender.

      On January 28, 1998, the Company completed a private placement of $40 million of 6.95 percent, seven year Senior Notes. Amortization of the seven year Senior Notes is $8 million annually beginning at the end of year three.

      Proceeds of the Senior Notes were used to reduce borrowings under Drew's $65 million credit facility with The Chase Manhattan Bank, as agent. Simultaneously, such credit facility was replaced with a $25 million revolving credit facility which expires on May 15, 2002.

      Interest on borrowings under the new credit facility is payable at the prime rate. In addition, the Company has the option to convert a portion of the loan to a Eurodollar loan at 1% over the LIBO rate. Furthermore, the Company is required to pay a commitment fee, accrued at the rate of 3/8 of 1% per annum, on the daily unused amount of the revolving line of credit.

      Pursuant to both the Senior Notes and the new credit facility, the Company is required to maintain minimum net worth and interest and fixed charge coverages and meet certain other financial requirements. Borrowings under both facilities are secured only by capital stock of the Company's subsidiaries.

      The Company has entered into interest rate hedge agreements to effectively convert variable rate debt to fixed rate debt in order to reduce the risk of incurring higher interest costs due to rising interest rates. At December 31, 1997, the Company had entered into contracts that expire in May 1998 and May 1999 which hedge interest related to $5 million and $10 million of debt, respectively. Both of these contracts had an effective rate of 7.94%. Such rate was revised to 7.44% as a result of the new credit agreement.

      Long-term indebtedness consists of the following (in thousands):

                                                                December 31,
                                                           ---------------------
                                                             1997        1996
--------------------------------------------------------------------------------
Notes payable pursuant to a $65,000
  credit agreement expiring May 15, 2002
  consisting of:
    Term loan payable in quarterly
      installments of $2,000 commencing
      March 31, 1998                                       $32,000
    Revolving loan, not to exceed $33,000                   20,600
Notes payable pursuant to a credit
  agreement expiring January 31, 1999
  consisting of revolving loan, not to
  exceed $6,000                                                           $3,150
Equipment note payable in 84 monthly
  payments of $24 commencing
  February 1, 1998 with interest at
  7.25% per annum                                            1,560
Other                                                        1,148           632
--------------------------------------------------------------------------------
                                                            55,308         3,782
Less current portion (reflecting terms of
  new credit agreement and Senior Notes)                       548           130
--------------------------------------------------------------------------------
    Total long-term indebtedness                           $54,760       $ 3,652
================================================================================

8. Income Taxes

      The income tax provision (benefit) in the Consolidated Statements of Income is as follows (in thousands):

                                                      Year Ended December 31,
                                                   -----------------------------
                                                     1997      1996       1995
--------------------------------------------------------------------------------
Current:
  Federal                                          $ 6,312   $ 6,988    $ 4,625
  State                                                625     1,401        934
Deferred:
  Federal                                              200      (200)      (245)
  State                                                125       (97)       (14)
--------------------------------------------------------------------------------
    Total income tax provision                     $ 7,262   $ 8,092    $ 5,300
================================================================================

            --------------------------------------------------------
                          Drew Industries Incorporated


      The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

                                                      Year Ended December 31,
                                                   -----------------------------
                                                     1997      1996       1995
--------------------------------------------------------------------------------
Income tax at Federal
  statutory rate                                   $ 6,740   $ 7,232    $ 4,698
State income taxes, net of
  Federal income tax benefit                           487       861        626
Other                                                   35        (1)       (24)
--------------------------------------------------------------------------------
    Provision for income taxes                     $ 7,262   $ 8,092    $ 5,300
================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are as follows (in thousands):

                                                                  December 31,
                                                                ----------------
                                                                 1997      1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                           $  179    $  115
  Inventories                                                      438       371
  Capital leases                                                    22        61
  Other asset valuation allowances                               1,114       139
  Employee benefits other than pensions                            101        28
  Vacation and holiday pay                                         268       264
  Other accruals                                                 2,138     1,196
--------------------------------------------------------------------------------
    Total deferred tax assets                                    4,260     2,174
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                                   2,368       309
  Long-term obligations                                             16        64
--------------------------------------------------------------------------------
    Total deferred tax liabilities                               2,384       373
--------------------------------------------------------------------------------
    Net deferred tax asset                                      $1,876    $1,801
================================================================================

      The Company concluded that it is more likely than not that the deferred tax assets at December 31, 1997 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

      Net deferred income tax assets of $3,023,000 and $1,946,000 are included in prepaid expenses and other current assets, and net deferred tax liabilities of $1,147,000 and $145,000 are included in other long-term liabilities, in the Consolidated Balance Sheets at December 31, 1997 and 1996, respectively.

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

      Future minimum lease payments under capital and operating leases at December 31, 1997 are summarized as follows (in thousands):

Years                                                        Capital   Operating
--------------------------------------------------------------------------------
1998                                                           $99       $2,715
1999                                                                      2,340
2000                                                                      2,093
2001                                                                      1,642
2002                                                                        943
Thereafter                                                                  443
--------------------------------------------------------------------------------
Total lease obligations                                         99      $10,176
                                                                        ========
Less amount representing interest                                4
------------------------------------------------------------------
Present value of net minimum lease
  payments (payable within one year)                           $95
==================================================================

      Rent expense was $3,087,000, $2,522,000, and $1,760,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

Other

      Effective July 29, 1994, the Company spun off to its stockholders Leslie Building Products, Inc. and its subsidiary, Leslie-Locke, Inc. ("Leslie-Locke"), the Company's former home improvement building products segment.

      On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Leslie-Locke's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The liabilities of White Metal are primarily product liability costs. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

      On May 7, 1996, the Company and its subsidiary, Kinro, Inc., and Leslie Building Products, Inc. and its subsidiary, Leslie-Locke, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to allege several duplicate claims, seeks damages in the aggregate amount of $10.6 million plus attorneys fees, of which up to approximately $7.5 million is sought, jointly and severally, from the Company, Kinro, Leslie Building Products and Leslie-Locke. The proceeding is based principally upon the trustee's allegations that the Company and its affiliated companies obtained tax benefits attributable to the use of White Metal's net operating losses. The trustee seeks to recover the purported value of the tax savings achieved. Management believes that the trustee's allegations are without merit and have no basis in fact. In addition, the trustee alleges that White Metal made certain payments to the Company which were preferential and are recoverable by White Metal, in the approximate amount of $900,000. The Company denies liability for any such amount and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that it has sufficient accruals for the defense of this proceeding and that such defense will not have a material adverse impact on the Company's financial condition or results of operations.

      In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1997, the Company had futures contracts outstanding for 3.3 million pounds of aluminum at a cost of $2.6 million which approximates market value.

      The Company has employment contracts with five of its employees which expire on various dates through July 2002. The minimum commitments under these contracts are $1,180,000 in 1998, $978,000 in 1999, $896,000 in 2000, $608,000
in 2001 and $89,000 in 2002. In addition, an arrangement with another employee of the Company provides for incentives to be paid, based on a percentage of profits as defined.

10. Stockholders' Equity

Stock Options and Warrants

      Pursuant to the Drew Industries Incorporated Stock Option Plan (the "Plan"), the Company may grant its directors and/or key employees options to purchase Drew Common Stock. The Plan provides for the grant of stock options that qualify as incentive stock options ("ISO") under Section 422 of the Code and non-qualified stock options ("NQSOs").

      Under the Plan, the Committee determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the Plan, and the exercise price of options granted under the Plan, are subject to adjustments that may be made by the Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate action. Under the terms of the Plan, the number of shares that each holder of options was entitled to purchase as well as the option price was adjusted to reflect the two-for-one stock split effective March 21, 1997.

      The exercise price for options granted under the Plan shall be at least equal to 100% of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Drew Common Stock. Options granted under the Plan become exercisable in annual installments as determined by the Committee.

      Transactions in stock options under this plan are summarized as follows:

                                                  Number of
                                                Option Shares       Option Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1994                   707,734         $ 1.24-$ 4.94
  Granted                                           10,000                $ 7.35
  Exercised                                       (114,536)        $ 1.24-$ 4.27
----------------------------------------------------------
Outstanding at December 31, 1995                   603,198         $ 1.24-$ 7.35
  Granted                                          169,140         $ 6.94-$10.75
  Exercised                                       (113,740)        $ 1.24-$ 4.27
  Canceled                                         (15,442)        $ 3.03-$ 6.94
----------------------------------------------------------
Outstanding at December 31, 1996                   643,156
  Granted                                          326,000         $12.13-$12.48
  Exercised                                        (85,990)        $ 1.24-$ 6.94
  Canceled                                         (24,054)        $ 6.94-$12.13
----------------------------------------------------------
Outstanding at December 31, 1997                   859,112
==========================================================
Exercisable at December 31, 1997                   464,176         $ 3.62-$12.48
==========================================================

            --------------------------------------------------------
                          Drew Industries Incorporated


      The Company adopted the disclosure-only option under SFAS No.123, Accounting for Stock-Based Compensation ("FAS 123"), as of December 31, 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants included no dividend yields, risk-free interest rates of 5.0%, 5.9% and 5.4%; assumed expected volatilities of 40.2%, 30.3% and 29.8%; and expected lives of 5, 5, and 5 years; for 1997, 1996 and 1995, respectively. The respective number of shares available for granting options were 275,378, 177,324 and 331,022 at December 31, 1997, 1996 and 1995, respectively.

      If compensation cost for the Company's stock option plan had been recognized in the income statement based upon the fair market method, net income would have been reduced to $11,806,000, $12,498,000 and $8,107,000 and earnings per basic share would have been reduced to $1.20 ($1.17 diluted ), $1.17 ($1.14 diluted) and $.82 ($.81 diluted) in 1997, 1996 and 1995, respectively.

      The following table summarizes information about stock options outstanding at December 31, 1997:

                                                  Average
                            Option               Remaining             Option
Exercise                    Shares                 Life                Shares
Price                     Outstanding             (Years)            Exercisable
--------------------------------------------------------------------------------
$ 3.62                       23,160                 1.0                 23,160
$ 3.67                       69,480                 1.1                 69,480
$ 4.26                      329,374                 1.3                329,374
$ 6.94                       87,098                 3.1                  2,162
$ 7.35                       10,000                 3.0                 10,000
$10.75                       15,000                 4.0                 15,000
$12.13                      310,000                 5.9                      0
$12.48                       15,000                 5.0                 15,000
--------------------------------------------------------------------------------
                            859,112                                    464,176
================================================================================

      Outstanding stock options expire in five to six years from the date they are granted; options vest over service periods that range from zero to five years.

      In connection with the acquisition of Pritt on May 5, 1997, the Company issued a warrant to purchase 40,000 shares of its common stock at $11 per share. The warrant expires May 5, 2000.

Treasury Stock

      On February 14, 1997, the Company purchased 1.6 million shares from its chairman for $13 per share, which was below the market price at that time. These treasury shares were included in the shares issued in connection with the acquisition of Lippert.

Weighted Average Common Shares Outstanding

      Net income per basic common share is based on 9,845,138 shares, 10,688,552 shares and 9,894,810 shares for the years ended December 31, 1997, 1996 and 1995, respectively, the weighted average of common shares outstanding after giving effect to the stock split effective March 21, 1997. Net income per diluted common share is based on 10,090,106 shares, 10,916,608 shares and 10,047,612 shares for the years ended December 31, 1997, 1996 and 1995, respectively. The increase in diluted average shares outstanding results from the assumed issuance of common stock pertaining to stock options and warrants. The numerator, which is equal to net income, is constant for both the basic and diluted earnings per share calculations.

      In connection with the acquisition of Lippert on October 7, 1997, the Company issued 230,769 shares of common stock to the sellers which are being held in escrow pending the results of an earnout. Such shares are not considered outstanding for the calculation of weighted average common shares outstanding until the contingency is resolved.

11. Significant Customers

      One customer accounted for 16%, 17% and 10%, of the Company's net sales in the years ended December 31, 1997, 1996 and 1995, respectively. Another customer accounted for 10% of the Company's net sales in 1997.

12. Quarterly Results of Operations (Unaudited)

      Interim unaudited financial information follows (in thousands, except per share amounts):

                                              First      Second      Third     Fourth
                                             Quarter     Quarter    Quarter    Quarter     Year
-------------------------------------------------------------------------------------------------
Year Ended December 31, 1997 (a)
  Net sales                                  $41,628    $50,201     $50,182    $66,354   $208,365
  Gross profit                                10,163     11,082      11,088     13,948     46,281
  Net income                                   2,946      3,081       2,939      3,028     11,994

  Net income per common share (basic)          $ .30      $ .34       $ .32      $ .29     $ 1.22
  Net income per common share (diluted)          .29        .33         .31        .28       1.19

Year Ended December 31, 1996 (b)
  Net sales                                  $34,114    $48,330     $44,815    $40,892   $168,151
  Gross profit                                 8,538     11,599      10,860     10,423     41,420
  Net income                                   2,517      3,614       3,518      2,923     12,572

  Net income per common share (basic)          $ .24      $ .33       $ .33      $ .27     $ 1.18
  Net income per common share (diluted)          .24        .32         .32        .27       1.15
-------------------------------------------------------------------------------------------------

(a) Includes results of operations of Pritt and Lippert since their acquisitions by the Company on May 5, and October 7, 1997, respectively.

(b) Includes results of operations of Shoals since its acquisition by the Company on February 15, 1996.


                          Independent Auditors' Report
                   -------------------------------------------
                          Drew Industries Incorporated

The Board of Directors and Stockholders
Drew Industries Incorporated:

      We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.

      As discussed in Note 1 of the consolidated financial statements, the Company changed its method of accounting for inventories in 1997.


/s/ KPMG Peat Marwick LLP

Stamford, Connecticut
February 11, 1998

                           Management's Responsibility
                            for Financial Statements
                  ---------------------------------------------
                          Drew Industries Incorporated


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

      The Company's independent auditors, KPMG Peat Marwick LLP, provide an independent audit of the consolidated financial statements and underlying transactions. They perform such tests and other procedures as they deem necessary to express an opinion on the financial statements. The report of KPMG Peat Marwick LLP accompanies the consolidated financial statements.

      The Audit Committee of the Board of Directors consists solely of non-employee directors. The Committee meets periodically with management and the independent auditors to review audit results, financial reporting, internal accounting controls and other financial matters. The independent auditors have free access to the Committee.


/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer


/s/ Fredric M. Zinn

Fredric M. Zinn
Chief Financial Officer


                        Per Share Market Price Range (1)
              -----------------------------------------------------
                          Drew Industries Incorporated

      A summary of the high and low closing prices of the Company's common stock on the American Stock Exchange is as follows:

                                               1997                 1996
--------------------------------------------------------------------------------
                                         High        Low       High       Low
--------------------------------------------------------------------------------
Quarter Ended March 31                  $13.81     $10.75     $ 8.00    $ 6.75

Quarter Ended June 30                   $13.00     $10.63     $ 9.25    $ 7.32

Quarter Ended September 30              $14.38     $11.75     $12.32    $ 8.38

Quarter Ended December 31               $14.13     $11.06     $13.62    $10.62
--------------------------------------------------------------------------------

(1) Adjusted retroactively to give effect to a two-for-one stock split effective March 21, 1997 to holders of record on March 4, 1997.

      The closing price per share for the common stock on March 9, 1998 was $12.75 and there were 2,302 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.

Dividend Information

      Drew has not paid any cash dividends on its outstanding shares of Common Stock. On February 13, 1997, Drew declared a two-for-one stock split by means of a 100 percent stock dividend, payable on March 21, 1997 to stockholders of record on March 4, 1997.

                              Corporate Information
               ----------------------------------------------------
                        Drew Industries Incorporated

Board of Directors

EDWARD W. ROSE, III(a)
Chairman of the Board of
Drew Industries Incorporated
President of Cardinal Investment Company

JAMES F. GERO(a)
Chairman and Chief Executive Officer of
Sierra Technologies, Inc.

GENE BISHOP(a)
Retired Bank Executive

LEIGH J. ABRAMS
President and Chief Executive Officer of
Drew Industries Incorporated

DAVID L. WEBSTER
President and Chief Executive Officer of
Kinro, Inc. and Shoals Supply, Inc.

L. DOUGLAS LIPPERT
President and Chief Executive Officer of
Lippert Components, Inc.

(a) Members of Audit Committee and Compensation Committee of the Board of Directors

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

JOHN F. CUPAK
Controller

Form 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

Treasurer
Drew Industries Incorporated
200 Mamaroneck Avenue
White Plains, NY 10601

General Counsel

Harvey F. Milman, Esq.
Gilbert, Segall and Young LLP
430 Park Avenue
New York, NY 10022-3592

Independent Certified Public Accountants

KPMG Peat Marwick LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

ChaseMellon Shareholder Services
85 Challenger Road
Ridgefield, NJ 07660

Executive Offices

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098

Kinro, Inc.
Shoals Supply, Inc.

DAVID L. WEBSTER
President and Chief Executive Officer

Corporate Headquarters
4381 Green Oaks Boulevard West
Arlington, TX 76016
(817) 483-7791

Lippert Components, Inc.

L. DOUGLAS LIPPERT
President and Chief Executive Officer

Corporate Headquarters
608 Wright Avenue
Alma, MI 48801
(517) 463-8341

Forward Looking Statements and Risk Factors

This Report contains certain statements, including the Company's plans regarding its operating strategy, its products and performance and its views of industry prospects, which could be construed to be forward looking statements within the meaning of the Securities and Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance. The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, steel and glass), adverse weather conditions impacting retail sales, inventory adjustments by retailers and interest rates. In addition, general economic conditions may affect the retail sale of manufactured homes and RV's.

DREW

DREW INDUSTRIES INCORPORATED
200 Mamaroneck Avenue
White Plains, NY 10601

Designed by Curran & Connors, Inc.