Form 10-K405, Exhibit 13
period 1998-12-31
DREW INDUSTRIES INCORPORATED
filed 1999-03-30
CIK 763744

DREW Industries Incorporated

                                [PHOTO OMITTED]

                                                   1998 ANNUAL REPORT

COMPANY PROFILE "Drew's sales have increased nearly 400 percent over the last five years, through acquisitions, product line extensions and geographic expansion. During that period, our net income has grown at an average annual compound rate of 22 percent, including an increase of 27 percent for 1998."

Drew, through its wholly-owned subsidiaries, Kinro, Lippert and Shoals, supplies a broad line of components for manufactured homes and recreational vehicles. Drew's manufactured housing products segment, which accounts for 82 percent of consolidated sales, manufactures a variety of products used in the construction of manufactured homes, including windows and screens, chassis and chassis parts, axles, and galvanized roofing. The manufactured housing products segment also imports new tires and refurbishes used axles and tires which are supplied to producers of manufactured homes. The recreational vehicle products segment, which accounts for 18 percent of consolidated net sales, manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis.

Our greatest strength continues to be the dedication, skill and expertise of our thousands of employees. Without their efforts, Drew's success over the past years could not have been achieved.

                               [GRAPHIC OMITTED]

               STRATEGY TO CONTINUE GROWTH AND PROFITABILITY

               - Low cost producer
               - "Quick response" manufacturing
               - Reasonable prices
1998           - Quality products
               - Superior customer service
               - Product line extensions and increased market share
               - Strategic acquisitions
================================================================================
In Memoriam

On September 2, 1998, Ray Romano, our audit partner from KPMG LLP, independent auditors, died in the crash of SwissAir flight 111 in Halifax, Nova Scotia. His guidance and his smile will be dearly missed.
================================================================================

TABLE OF CONTENTS

Financial Highlights 1   Letter to Stockholders 2   Capacity Expansion 4
Industries and Products 6   Management's Discussion and Analysis of Financial
Condition and Results of Operations 7   Selected Financial Data 11
Consolidated Statements of Income 12   Consolidated Balance Sheets 13
Consolidated Statements of Cash Flows 14   Consolidated Statements of
Stockholders' Equity 15   Notes to Consolidated Financial Statements 16
Corporate Information & Stock Information IBC

                                                    Drew Industries Incorporated
FINANCIAL HIGHLIGHTS
                                                  ------------------------------
(In thousands, except per share amounts)            1998       1997       1996
--------------------------------------------------------------------------------
Net Sales                                         $330,640   $208,365   $168,151
Net Income                                        $ 15,217   $ 11,994   $ 12,572
Net Income Per Basic Common Share                 $   1.36   $   1.22   $   1.18
Net Income Per Diluted Common Share               $   1.34   $   1.19   $   1.15
Working Capital                                   $ 31,630   $ 24,009   $ 16,138
Stockholders' Equity                              $ 68,762   $ 51,953   $ 34,779
Book Value Per Common Share                       $   6.06   $   4.67   $   3.24
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

LETTER TO STOCKHOLDERS

[PHOTO OMITTED]

For Drew, 1998 was a year of outstanding accomplishments despite significant challenges. Drew reported record net sales of $331 million in 1998, an increase of 59 percent from $208 million in 1997. The sales increase resulted primarily from acquisitions consummated during the past two years, however, sales by currently owned operations increased
14 percent in 1998.

Earnings per share (diluted) increased 13 percent to $1.34 in 1998 from $1.19 in 1997, while net income for 1998 of $15.2 million represented a 27 percent increase over last year's net income of $12.0 million. The acquisitions completed in the past two years were accretive to earnings for 1998.

Drew's record results were achieved even though we experienced new competition in our axle and tire refurbishing product line, which reduced its gross margin. Although competition in this line of products is expected to continue throughout 1999, we anticipate that its effect will be offset by increased sales and improved efficiencies in other product lines, enabling Drew to achieve another year of earnings growth.

During 1998 Drew achieved the following:

      o Gained market share in both its manufactured housing products segment and recreational vehicle products segment, highlighted by a 58 percent increase in sales of manufactured housing vinyl windows, the successful introduction of a new vinyl patio door product line and a four-fold increase in our RV chassis business. Because of these market share gains, Drew has been growing much faster than the industries it serves.

      o Received a significant commitment from a major manufacturer for the purchase of our manufactured housing chassis, with shipments to begin in mid-1999.

      o Acquired the assets and business of Coil Clip, a supplier of speciality steel and steel parts used in our operations as well as by other manufacturers. This acquisition will help to keep our steel costs competitive.

      o Constructed three new manufacturing and warehouse facilities, to support increased demand for our RV chassis. This expansion has been well managed, as production efficiencies improved throughout the year. Further expansion of capacity in this product line is planned for 1999.


2 1998 Annual Report

                                                    Drew Industries Incorporated

                                                                     ACHEIVEMENT

      o Completed the consolidation under budget and ahead of schedule, of certain of our operations within the manufacturing housing segment, by transferring all manufacturing of chassis parts to our Lippert subsidiary and substantially all refurbishing of axles and tires to our Shoals subsidiary. These moves helped lower production costs, improve customer service, and eliminate duplicate operations.

      o Completed the refinancing of our debt, by reducing our revolving credit line from $65 million to $25 million, and placing $40 million of seven-year Senior Notes at a fixed interest rate of 6.95 percent.

      o Based upon our stock price relative to earnings and cash flow, our Board of Directors determined that one of the best uses of our available resources was to repurchase our own common stock. Accordingly, in 1998 we repurchased approximately 176,000 outstanding shares of our common stock. An additional 102,000 shares have been repurchased in 1999, and we are authorized to repurchase up to 172,000 more shares in 1999.

Both industries served by Drew experienced outstanding growth in 1998. Industry shipments of manufactured homes during 1998 increased 5 percent from 1997 to 373,000 homes, representing 23 percent of all new single family housing starts. This is the highest level of shipments for the industry since 1973. Equally significant is the continuing increase in the sale of multi-section manufactured homes, which now represent over 61 percent of all manufactured homes sold. The sale of multi-section homes, which can range from 1,600 sq. ft. to over 2,500 sq. ft., bodes well for the industry because it reflects wide recognition of the quality and cost advantage of manufactured homes. Drew's manufactured housing products segment represents 82 percent of consolidated sales and 85 percent of total segment operating profit.

The RV industry experienced its best year in two decades. Sales of all RV's reached 292,700 units, representing an increase of 15 percent over 1997. Demographic trends continue to be favorable for this industry, as the largest market for RV's consists of Americans over 50 years old.

Drew's sales have more than tripled over the last three years, through acquisitions, product line extensions and geographic expansion. In 1999, we expect to continue to increase sales and improve production efficiencies, which should more than offset the effects of competition in our refurbished axles and tires product line. In addition, Drew will continue to explore geographic expansion and strategic acquisitions, and pursue managed growth in both sales and income.

Sincerely,


/s/ Edward W. Rose, III

EDWARD W. ROSE, III
Chairman of the Board


/s/ Leigh J. Abrams

LEIGH J. ABRAMS
President and Chief Executive Officer

CAPACITY EXPANSION

                               [GRAPHIC OMITTED]

KEY LOCATIONS

The Company's 34 manufacturing and warehouse facilities are concentrated in the southeast, south central and north central United States. Our facilities are generally located within 250 miles of our major customers in order to minimize freight costs and delivery times. In 1999, we expect to open three new facilities.


4 1998 Annual Report

                                                    Drew Industries Incorporated

FACILITIES EXPANSION

During the past several years, Drew has met the increasing demand for its products, particularly vinyl windows for manufactured homes and chassis for recreational vehicles, by constructing new facilities strategically located to meet the needs of our customers. During 1997 and 1998, new facilities to manufacture vinyl windows were completed in Tennessee and Indiana, while RV chassis facilities were opened in Texas, West Virginia, Indiana and Ohio.

                               [GRAPHIC OMITTED]

GROWTH THROUGH ACQUISITIONS

Drew has also expanded geographically and broadened its product line through acquisitions. In late 1998, Drew acquired the assets and business of Coil Clip, a supplier of specialty steel parts, with sales of more than $10 million. Lippert Components, which produces a broad line of products for manufactured homes and RV's, and which had annual sales of nearly $100 million, was acquired in late 1997. Also acquired in 1997 were the assets and business of Pritt Tire and Axle, a refurbisher of axles and tires used to transport manufactured homes, with annual sales of more than $10 million. In early 1996, Drew acquired the assets and business of Shoals Supply, Inc., which sells new and refurbished axles and tires for manufactured homes. Shoals had annual sales of more than $55 million prior to the acquisition. These acquisitions have added to the line of products supplied by Kinro, Inc., a Drew subsidiary for many years.


AWARDS

                                [PHOTO OMITTED]

--------------------------------------------------------------------------------

Over recent years Kinro, Lippert, and Shoals have been recognized as outstanding suppliers by a number of the leading producers of manufactured homes and recreational vehicles. Our customer service, quick delivery time and superb product quality have enabled us to become a leading supplier of a broad range of products for these industries. Drew's commitment to customer service is evidenced by the fact that our 34 facilities are typically located close to our customers to minimize delivery times. Also, products are designed to meet the needs of our customers, while being standardized to allow for efficient, cost effective production. With a customer list that includes nearly all of the largest producers of manufactured homes and recreational vehicles across the country, we are proud that our efforts have been recognized by these awards.

[PHOTO OMITTED]

PRODUCTS

MANUFACTURED HOUSING PRODUCTS
(82% of sales)

- Aluminum and vinyl windows and screens
- Chassis and chassis parts
- Axles and tires
- Galvanized steel roofing

RECREATIONAL VEHICLE
PRODUCTS (18% of sales)

- Windows and doors
- Chassis and chassis parts

INDUSTRIES

MANUFACTURED HOUSING

Drew's manufactured housing products segment accounts for 82 percent of consolidated sales. Over the past decade, manufactured homes have become recognized as quality, low cost housing compared to site-built homes. As a result of the improved quality of manufactured homes, availability of financing has greatly increased, and zoning restrictions have eased, enabling hundreds of thousands of people to realize the dream of home ownership, which they could otherwise not have achieved. Since 1991, industry shipments of manufactured homes have more than doubled, reaching 373,000 homes in 1998, or nearly 23 percent of all new single-family housing starts. There are approximately 19 million people living full time in over 8 million manufactured homes across the nation.

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                      Manufactured Housing Products Segment

                         Roofing                  3%
                         Other                    4%
                         Windows and Screens     33%
                         Axles and Tires         22%
                         Chassis and Parts       33%

A manufactured home is built entirely in a factory, in sections (floors) ranging from 800-1200 square feet. In 1998 more than 61 percent of new manufactured homes consisted of two or more sections. Each section is built on a chassis to which axles and tires are attached for use in transporting the home to the retail dealer and then to the homesite.

RECREATIONAL VEHICLES

Recreational vehicles enable their owners to travel economically throughout our country with comfort and convenience. The recreational vehicle industry has also experienced robust growth this decade, with industry shipments reaching over 292,000 RV's in 1998, an increase of nearly 80 percent since 1991. Demo graphic trends support the continued growth of this industry, as the number of people over 50 years old, the largest market for RV's, continues to grow.

                               [GRAPHIC OMITTED]

   [The following table was depicted as a pie chart in the printed material.]

                               RV Products Segment

                            Other                  4%
                            Chassis               34%
                            Windows and Doors     33%

                               [GRAPHIC OMITTED]


6 1998 Annual Report

                                                    Drew Industries Incorporated

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment, which accounts for 82 percent of consolidated sales, manufactures a variety of products used in the construction of manufactured homes, including windows and screens, chassis and chassis parts, axles, and galvanized roofing. The MH segment also imports new tires and refurbishes used axles and tires which it supplies to producers of manufactured homes. The RV segment, which accounts for 18 percent of consolidated net sales, manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis. The MH segment and the RV segment primarily sell their products to the producers of manufactured homes and recreational vehicles, respectively. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales.

      The Company's operations are performed through its four primary operating subsidiaries. Kinro, Inc. ("Kinro") and Lippert Components, Inc. ("Lippert") have operations in both the MH and RV segments, while Shoals Supply, Inc. ("Shoals") and Coil Clip, Inc. ("Coil Clip") operate entirely within the MH segment. At December 31, 1998 the Company's subsidiaries operated 34 plants in 16 states.

      In May 1998 Lippert acquired the assets and business of Coil Clip related to its supply of stamped steel parts to the manufactured housing industry, and entered into an agreement pursuant to which Coil Clip would supply certain steel parts to Lippert. In December 1998 Lippert acquired the remaining assets and business of Coil Clip. Coil Clip's sales to the manufactured housing industry were approximately $5 million annually, and its sales of related steel parts to other industries were approximately $7 million annually.

      Lippert, which was acquired by the Company on October 7, 1997, had annual net sales of $99 million for the 12 months prior to its acquisition by the Company, of which more than 95 percent were sales of manufactured housing products. For such year Lippert achieved earnings before interest, goodwill amortization and taxes, of $8.2 million, excluding shareholder compensation, benefits and related items which did not continue subsequent to the acquisition. These earnings were net of other nonrecurring compensation and start-up costs of $.5 million.

      On May 5, 1997 Shoals acquired the assets and business of Pritt Tire and Axle, Inc., which had 1996 net sales of $10.7 million.

RESULTS OF OPERATIONS

      Net sales and operating profit are as follows
(in thousands):

                                               Year Ended December 31,
                                      ------------------------------------------
                                        1998            1997            1996
-------------------------------------------------------------------------------
Net sales:
  MH segment                          $ 271,287       $ 171,271       $ 133,774
  RV segment                             59,353          37,094          34,377
-------------------------------------------------------------------------------
    Total                             $ 330,640       $ 208,365       $ 168,151
-------------------------------------------------------------------------------
Operating profit:
  MH segment                          $  28,572       $  20,490       $  19,650
  RV segment                              4,974           3,591           4,417
  Amortization of
    intangibles                          (2,442)           (854)           (533)
  Corporate and other                    (2,162)         (1,466)         (2,544)
-------------------------------------------------------------------------------
    Total                             $  28,942       $  21,761       $  20,990
===============================================================================

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

MH Segment

      Net sales of the MH segment increased 58 percent in 1998 over 1997 primarily as a result of the Lippert acquisition on October 7, 1997. Excluding Lippert's sales, net sales increased 16 percent largely as a result of the $13 million (58 percent) increase in sales of vinyl windows. This increase is volume related and compared favorably with the industry which reported a 5 percent increase in shipments of manufactured homes for 1998 over 1997. This growth was further enhanced by the continuation of the trend towards multi-section homes.

      Operating profit of the MH segment increased 39 percent in 1998 over 1997 primarily as a result of the Lippert acquisition. Excluding Lippert's results, operating profit increased 9 percent. Operating margins in 1998 did not increase proportionately with the increase in sales, as margins were adversely affected by competitive pressures in the axle and tire refurbishing product line, which is expected to continue in 1999. These competitive pressures acted to both increase purchase costs for used axles to be refurbished and to lower the selling prices of the refurbished axles. A decline in other raw material costs was offset by labor cost increases.

      As a result of the promulgation of new regulations in November 1998, the Company's customers began to use tires with new specifications. During 1998, operating results were charged approximately $.6 million to reduce the value of tires for which there is no longer a significant demand as a result of the new regulations. In addition, the supply of used tires with the new specifications that are available for refurbishing has been limited, negatively impacting the Company's sales of such tires in the last

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

two months of 1998. This supply shortage of tires for refurbishing is expected to continue to impact sales of such tires in the first quarter of 1999.

RV Segment

      Net sales of the RV segment increased 60 percent in 1998 over 1997 primarily as a result of the Lippert acquisition. However, excluding Lippert's RV sales, 1998 net sales exceeded 1997 net sales by 29 percent, substantially higher than the 15 percent increase in shipments reported by the RV industry. In addition, Lippert's RV chassis business reached $13 million in 1998 compared to less than $6 million on an annualized basis in 1997.

      Operating profit increased 39 percent including Lippert's results and 10 percent excluding Lippert's results. Operating margins did not increase proportionately with the increase in sales, as margins were reduced from 1997 as a result of competitive price pressures, higher labor costs in parts of the country and startup costs at Lippert's new RV chassis facilities.

Amortization of Intangibles, Corporate and Other

      Amortization of intangibles increased by $1.6 million in 1998 primarily as a result of the goodwill and other intangibles relating to the acquisition of Lippert and Coil Clip. Corporate and other expenses increased $.7 million primarily as a result of $.4 million losses on aluminum hedging contracts in 1998 compared to $.1 million gains on such contracts in 1997.

Year Ended December 31, 1997 Compared to
Year Ended December 31, 1996

MH Segment

      Net sales for 1997 increased 28 percent over 1996. Net sales for 1997 include Lippert's net sales of $19.7 million from October 7, 1997, the date that Lippert was acquired by the Company. Also included are Pritt's net sales of $8.2 million from May 5, 1997, the date that Pritt was acquired by the Company. Excluding sales of operations acquired in 1997, and adjusting for the 11/2 months prior to the Shoals acquisition in 1996, the segment's net sales increased 2 percent for the year. Such increase compares to a 3 percent industry-wide decline in shipments of manufactured homes. The decline in industry shipments of manufactured homes was partially offset by the continuing growth of multi-section homes resulting in year-to-date industry floor shipments being 1 percent ahead of the prior year.

      Operating profit increased 4 percent to $20.5 million for 1997. Included in the 1997 operating profit are the results of Lippert and Pritt since the dates that they were acquired by the Company. Lippert's contribution to the segment's operating profit was $1.3 million on net sales of $19.7 million for the three months since its acquisition. Pritt's contribution to the Company's operating profit was $.5 million on net sales of $8.2 million for the eight months since its acquisition. Excluding the operations acquired in 1997, operating profit decreased approximately 7 percent for 1997 because of competitive pressures, as well as $.4 million of startup costs relating to three new plants opened by Kinro in 1997. In addition, higher labor costs in certain parts of the country reduced margins.

RV Segment

      Net sales for the year ended December 31, 1997 increased 8 percent over 1996. Net sales for 1997 include Lippert's net sales of $1.4 million from October 7, 1997, the date that Lippert was acquired by the Company. Excluding net sales of operations acquired in 1997, the segment's net sales increased 4 percent for the year. Such increase compares to a 3 percent industry-wide increase in sales of RV's.

      Operating profit decreased 19 percent to $3.6 million for 1997. Included in the 1997 operating profit are the results of Lippert since the date of acquisition by the Company. Lippert's segment operating profit was essentially a break-even on net sales of $1.4 million, due to startup costs of new facilities, for the three months since its acquisition. Excluding Lippert in 1997, operating profit decreased approximately 17 percent for 1997 because of competitive pressures, as well as higher labor costs.

Amortization of Intangibles, Corporate and Other

      Amortization of intangibles increased approximately $.3 million primarily as a result of the amortization of the goodwill relating to the Pritt and Lippert acquisitions. Corporate and other expenses were reduced approximately $1.1 million largely because of (a) expenses of approximately $.6 million in 1996 relating to legal costs in connection with White Metal (see Note 10 of Notes to Consolidated Financial Statements), (b) a $.3 million improvement in 1997 in the Company's aluminum hedging results, and (c) a $.3 million recovery of notes receivable that were previously reserved.

Shared Services Agreement

      Pursuant to a Shared Services Agreement, following the spin-off by the Company of LBP, Inc. on July 29, 1994, the Company and LBP have shared certain administrative functions and employee services, such as management over view and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company has been reimbursed by LBP for the fair market value of such services. This Agree ment has been extended and now expires on December 31, 1999 and may be further extended. The Company charged fees to LBP of approximately $.5 million in each of 1998, 1997 and 1996. These fees are included in selling, general and administrative expenses.


8 1998 Annual Report

                                                    Drew Industries Incorporated

Interest Expense, Net

      Interest expense, net, increased $1.4 million in 1998 primarily as a result of debt incurred for the $27 million cash portion of the Lippert acquisition in October 1997.

      Interest expense, net, increased to $2.5 million in 1997 from $.3 million in 1996 primarily as a result of debt incurred for the purchase of 1.6 million shares of treasury stock from the Company's Chairman for $20.8 million, as well as $31.8 million for acquisitions.

New Accounting Standards

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Statement 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company had no "other" comprehensive income for the years ended December 31, 1998, 1997 and 1996.

      Effective December 31, 1998, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." The Company has included footnote disclosures regarding segments for the years ended December 31, 1998, 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

      The Statements of Cash Flows reflect the following (in thousands):

                                                 Year Ended December 31,
                                         ---------------------------------------
                                           1998           1997           1996
--------------------------------------------------------------------------------
Net cash flows provided by
  operating activities                   $ 17,995       $ 11,009       $ 11,927
Net cash flows (used for)
  investment activities                  $(18,554)      $(42,032)      $(14,948)
Net cash flows provided by
  financing activities                   $  2,261       $ 30,506       $    538

      Net cash provided by operating activities, which does not include the balance of the assets and liabilities of the acquired operations on the date of the acquisition of such operations, primarily resulted from net income. The $6.8 million depreciation and amortization in 1998 was partially offset by changes in working capital.

      Cash flows used for investing activities in 1998 consisted of $10.4 million for the acquisition of Coil Clip and $8.5 million for capital expenditures, including three RV chassis factories constructed by Lippert. Such capital expenditures were primarily funded by cash flows from operations. Cash flows used for investing activities in 1997 was primarily the $31.8 million cash portion of the cost of the acquisitions of Lippert and Pritt and, in 1996 was primarily the $10 million cash portion of the cost of the Shoals acquisition. Capital expenditures for 1997 of $10.4 million include three manufactured housing products plants for Kinro and the purchase of related equipment, as well as two new RV products factories constructed by Lippert. Capital expenditures for 1999 are expected to approximate $6 to $7 million. Such capital expenditures will be funded from cash flow from operations.

      Cash flows from financing activities for 1998 included increases in debt of approximately $3 million, and $1 million from the exercise of stock options, offset by $2 million used to acquire treasury stock. Cash flows provided by financing activities in 1997 includes increases in debt of approximately $51 million, of which $20.8 million was used for the acquisition of treasury stock and $31.8 million was used for acquisitions.

      On January 28, 1998, the Company completed a private placement of $40 million of 6.95 percent, seven year Senior Notes. Amortization of the seven year Senior Notes is $8 million annually beginning on January 28, 2001.

      Proceeds of the Senior Notes were used to reduce borrowings under Drew's then existing $65 million credit facility with The Chase Manhattan Bank, as agent. Simul taneously, such credit facility was reduced to a $25 million revolving credit facility which expires on May 15, 2002. The balance of the loan under such facility was $12 million at December 31, 1998.

      Effective July 29, 1994, the Company spun off to its stockholders LBP, Inc. (formerly known as Leslie Building Products, Inc.) including its subsidiary, Prime Acquisition Corp. ("Prime") (formerly known as Leslie-Locke, Inc.), the Company's former home improvement building products segment.

      On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Prime's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The liabilities of White Metal are all product liability claims and related costs, resulting from its discontinued ladder manufacturing business. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)

      On May 7, 1996, the Company and its subsidiary, Kinro, Inc., and LBP, Inc. and its subsidiary, Prime, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to have alleged several duplicate claims, sought damages in the aggregate amount of $10.6 million plus attorneys fees, of which approximately $7.5 million of tax related claims was sought, jointly and severally, from the Company, Kinro, LBP, Inc. and Prime. On July 14, 1998, the bankruptcy court granted defendants' motion to dismiss the trustee's tax-related claims. The court permitted the trustee to replead the dismissed claims, but the trustee elected not to replead. The trustee could appeal the court's decision dismissing these claims upon the termination of the proceeding.

      Other than the dismissed tax-related claims, the trustee alleges that White Metal made certain payments to the Company which were preferential and are recoverable by White Metal, in the approximate amount of $.9 million. Although these claims were not dismissed, the Company believes that the claims are without merit, denies liability for any such amount, and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that the defense of this proceeding will not have a material adverse impact on the Company's financial condition or results of operations.

INFLATION

      The prices of raw materials, consisting primarily of aluminum, vinyl, steel, glass and tires, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. In order to hedge the impact of future prices fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1998, the Company had no futures contracts outstanding.

YEAR 2000

      The "Year 2000" issue is the result of computer programs being written using two digits rather than four digits to define a specific year. Such a computer program may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in system failures or miscalculations.

      The Company has addressed this risk to the reliability and availability of its financial, operational and administrative information systems. Unrelated to concerns about the Year 2000 issue, the Company had decided to upgrade its computer systems in order to enhance the information flow, capacity and functionality of its systems. The upgrades to the computer systems should enable the Company to achieve Year 2000 compliance. Some of the Company's manufacturing processes are reliant on computer technology and all such significant processes are expected to be Year 2000 compliant. The installation and testing of certain critical systems has been completed at a cost of less than $1 million, and the balance of the systems should be completed in the summer of 1999 at a cost of less than $.5 million which is expected to be funded from operating cash flows. The Company has obtained assurances from its software vendors that the new systems will be Year 2000 compliant.

      Approximately 70 percent of the Company's sales are to publicly-owned companies which file periodic reports pursuant to the Securities Exchange Act of 1934, including all customers which represent more than 3 percent of the consolidated net sales. The Company has reviewed the Year 2000 disclosures in such filings and found that, while many of these companies address certain risks, they expect to be Year 2000 compliant before the end of 1999.

      While the Company believes that its internal computer systems, as well as those of vendors who provide data processing services to the Company, will be Year 2000 compliant, there can be no assurance that Year 2000 system failures by the Company's vendors, customers or financial institutions will not result in significant disruptions to the Company's operations. The Company believes, however, that its alternative sources of supply of critical raw materials, diverse customer list and financial resources mitigate the likelihood of a severe adverse impact on the Company's operating results. The Company will also consider operating strategies, such as maintaining easily accessible back-up of critical information and adjusting inventory levels as the year 2000 approaches, to minimize the impact of short-term disruptions caused by systems failures of third parties.

FORWARD LOOKING STATEMENTS AND RISK FACTORS

      This report contains certain statements, including the Company's plans regarding its operating strategy, its products and performance and its views of industry prospects, which could be construed to be forward looking statements within the meaning of the Securities Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance.

      The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and tires), adverse weather conditions impacting retail sales, inventory adjustments by retailers, availability and costs of labor, and interest rates. In addition, general economic conditions may affect the retail sale of manufactured homes and RV's.


10 1998 Annual Report

                                                    Drew Industries Incorporated

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                         Year Ended December 31,
                                          ----------------------------------------------------
                                              1998       1997       1996       1995       1994
----------------------------------------------------------------------------------------------
Operating Data
Net sales                                 $330,640   $208,365   $168,151   $100,084   $ 82,965
==============================================================================================
Operating profit                          $ 28,942   $ 21,761   $ 20,990   $ 13,289   $ 10,258
==============================================================================================
Income from continuing operations
  before income taxes                     $ 25,052   $ 19,256   $ 20,664   $ 13,423   $ 10,245
Provision for income taxes                   9,835      7,262      8,092      5,300      3,999
----------------------------------------------------------------------------------------------
Income from continuing operations           15,217     11,994     12,572      8,123      6,246
Discontinued operations, net                                                              (111)
----------------------------------------------------------------------------------------------
Net income                                $ 15,217   $ 11,994   $ 12,572   $  8,123   $  6,135
==============================================================================================
Income per basic common share:
  Income from continuing operations       $   1.36   $   1.22   $   1.18   $    .82   $    .64
  Discontinued operations, net                                                            (.01)
----------------------------------------------------------------------------------------------
  Net income per common share (basic)     $   1.36   $   1.22   $   1.18   $    .82   $    .63
==============================================================================================
Income per diluted common share:
  Income from continuing operations       $   1.34   $   1.19   $   1.15   $    .81   $    .62
  Discontinued operations, net                                                            (.01)
----------------------------------------------------------------------------------------------
  Net income per common share (diluted)   $   1.34   $   1.19   $   1.15   $    .81   $    .61
==============================================================================================
Financial Data
Working capital                           $ 31,630   $ 24,009   $ 16,138   $  9,648   $  6,544
Total assets                              $154,425   $130,349   $ 55,283   $ 29,593   $ 22,946
Long-term obligations                     $ 59,612   $ 56,130   $  4,938   $    311   $  3,939
Stockholders' equity                      $ 68,762   $ 51,953   $ 34,779   $ 16,830   $  8,599
----------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

                                                     Year Ended December 31,
                                                  ------------------------------
(In thousands, except per share amounts)            1998       1997       1996
--------------------------------------------------------------------------------
Net sales                                         $330,640   $208,365   $168,151
Cost of sales                                      262,741    162,084    126,731
--------------------------------------------------------------------------------
  Gross profit                                      67,899     46,281     41,420
Selling, general and administrative expenses        38,957     24,520     20,430
--------------------------------------------------------------------------------
  Operating profit                                  28,942     21,761     20,990
Interest expense, net                                3,890      2,505        326
--------------------------------------------------------------------------------
  Income before income taxes                        25,052     19,256     20,664
Provision for income taxes (Note 9)                  9,835      7,262      8,092
--------------------------------------------------------------------------------
  Net income                                      $ 15,217   $ 11,994   $ 12,572
================================================================================
Income per common share (Note 11):
  Net income per common share (basic)             $   1.36   $   1.22   $   1.18
================================================================================
  Net income per common share (diluted)           $   1.34   $   1.19   $   1.15
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


12 1998 Annual Report

CONSOLIDATED BALANCE SHEETS

                                                                         December 31,
                                                                 -----------------------
(In thousands, except shares and per share amounts)                  1998         1997
----------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and short-term investments                                 $   2,690    $   1,028
  Accounts receivable, trade, less allowances
     of $690 in 1998 and $528 in 1997                                13,559        9,181
  Inventories (Note 4)                                               35,400       29,456
  Prepaid expenses and other current assets (Note 9)                  6,032        6,610
----------------------------------------------------------------------------------------
    Total current assets                                             57,681       46,275
Fixed assets, net (Note 5)                                           43,139       38,096
Goodwill, net (Note 3)                                               47,887       44,215
Other assets                                                          5,718        1,763
----------------------------------------------------------------------------------------
    Total assets                                                  $ 154,425    $ 130,349
========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities of long-term
    indebtedness and obligations under capital leases (Note 8)    $     779    $     643
  Accounts payable, trade                                             8,043        6,372
  Accrued expenses and other current liabilities (Note 6)            17,229       15,251
----------------------------------------------------------------------------------------
    Total current liabilities                                        26,051       22,266
Long-term indebtedness (Note 8)                                      57,947       54,760
Other long-term liabilities (Note 9)                                  1,665        1,370
----------------------------------------------------------------------------------------
    Total liabilities                                                85,663       78,396
----------------------------------------------------------------------------------------
Commitments and contingencies (Note 10)
Stockholders' equity (Note 11)
  Common stock, par value $.01 per share: authorized 20,000,000 shares; issued 11,513,702 shares in 1998 and
     11,363,166 shares in 1997                                          115          113
  Paid-in capital                                                    22,943       19,249
  Retained earnings                                                  47,808       32,591
----------------------------------------------------------------------------------------
                                                                     70,866       51,953
Treasury stock, at cost--175,600 shares in 1998                      (2,104)
----------------------------------------------------------------------------------------
    Total stockholders' equity                                       68,762       51,953
    Total liabilities and stockholders' equity                    $ 154,425    $ 130,349
========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   Year Ended December 31,
                                                            -----------------------------------
(In thousands)                                                 1998         1997         1996
-----------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                $  15,217    $  11,994    $  12,572
  Adjustments to reconcile net income to
    cash flows provided by operating activities:
      Depreciation and amortization                             6,836        2,972        1,712
      Deferred taxes                                               50          325         (297)
      Loss (gain) on disposal of fixed assets                     135          (34)         (37)
      Changes in assets and liabilities, excluding
        acquisitions of businesses:
        Accounts receivable, net                               (3,595)       2,170        2,188
        Inventories                                            (3,743)         (86)      (3,284)
        Prepaid expenses and other assets                        (392)      (3,414)         (74)
        Accounts payable, accrued expenses and other
          current liabilities                                   3,447       (2,918)        (853)
-----------------------------------------------------------------------------------------------
          Net cash flows provided by operating activities      17,955       11,009       11,927
-----------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                         (8,450)     (10,377)      (5,841)
  Acquisitions of companies' net assets and businesses        (10,449)     (31,804)      (9,941)
  Proceeds from sales of fixed assets                             345          149          834
-----------------------------------------------------------------------------------------------
          Net cash flows used for investing activities        (18,554)     (42,032)     (14,948)
-----------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from private placement of Senior Notes              40,000
  Proceeds from Industrial Revenue Bonds                        5,713
  Other loans                                                     500        1,560        5,982
  Proceeds under line of credit and other borrowings           75,000      118,150       23,737
  Repayments under line of credit and other borrowings       (117,890)     (69,050)     (27,228)
  Acquisition of treasury stock                                (2,104)     (20,800)      (2,800)
  Exercise of stock options and other                           1,042          646          847
-----------------------------------------------------------------------------------------------
          Net cash flows provided by financing activities       2,261       30,506          538
-----------------------------------------------------------------------------------------------
            Net increase (decrease) in cash                     1,662         (517)      (2,483)
Cash and short term investments at beginning of year            1,028        1,545        4,028
-----------------------------------------------------------------------------------------------
Cash and short term investments at end of year              $   2,690    $   1,028    $   1,545
===============================================================================================
Supplemental disclosure of cash flows information:
  Cash paid during the year for:
    Interest on debt                                        $   3,072    $   1,981    $     285
    Income taxes, net of refunds                            $  10,053    $   8,433    $   7,986
===============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


14 1998 Annual Report

                                                    Drew Industries Incorporated

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                                    Total
                                                  Common    Treasury     Paid-in     Retained   Stockholders'
(In thousands, except shares)                     Stock      Stock       Capital     Earnings      Equity
-------------------------------------------------------------------------------------------------------------
Balance--December 31, 1995                         $100    $   (348)    $  9,053     $  8,025     $ 16,830

Net income                                                                             12,572       12,572
Issuance of 113,740 shares of common stock
  pursuant to stock option plan                       1                      427                       428
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                 249                       249
Issuance of 1,089,918 shares of common stock
  in connection with the acquisition of the
  assets and business of Shoals Supply, Inc.         11                    7,489                     7,500
Purchase of 400,020 shares of treasury stock                 (2,800)                                (2,800)
-------------------------------------------------------------------------------------------------------------
Balance--December 31, 1996                          112      (3,148)      17,218       20,597       34,779

Net income                                                                             11,994       11,994
Issuance of 85,990 shares of common stock
  pursuant to stock option plan                       1                      383                       384
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                 267                       267
Issuance of 2,154,231 shares of common stock
  in connection with the acquisition of Lippert
Components, Inc., of which 230,769 shares are
subject to an earnout contingency                            23,948        1,399                    25,347
Purchase of 1,600,000 shares of treasury stock              (20,800)                               (20,800)
Costs of two-for-one split of common stock                                   (18)                      (18)
-------------------------------------------------------------------------------------------------------------
Balance--December 31, 1997                          113          --       19,249       32,591       51,953

Net income                                                                             15,217       15,217
Issuance of 150,538 shares of common stock
  pursuant to stock option plan                       2                      654                       656
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                 386                       386
Resolution of earnout contingency relating to
  230,769 shares of common stock in connection
with the acquisition of the assets and business
of Lippert Components, Inc.                                                2,654                     2,654
Purchase of 175,600 shares of treasury stock                 (2,104)                                (2,104)
-------------------------------------------------------------------------------------------------------------
Balance--December 31, 1998                         $115    $ (2,104)    $ 22,943     $ 47,808     $ 68,762
=============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. Drew's wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro"), Shoals Supply, Inc. and its subsidiaries ("Shoals"), and Lippert Components, Inc. and its subsidiaries ("Lippert"). Lippert's subsidiaries include Coil Clip, Inc. ("Coil Clip") which was acquired on December 16, 1998. Drew, through its wholly-owned subsidiaries, supplies a broad array of components for manufactured homes and recreational vehicles. All significant intercompany balances and transactions have been eliminated.

      Manufactured products include windows, doors, chassis, chassis parts, roofs and new and refurbished axles. The Company also distributes new and refurbished tires. Approximately 82 percent of the Company's sales are made by its manufactured housing products segment and 18 percent are made by its recreational vehicles products segment. At December 31, 1998 the Company operated 34 plants in 16 states.

Inventories

      Inventories are stated at the lower of cost (using the first-in, first-out method) or market. Cost includes material, labor and overhead; market is replacement cost or realizable value after allowance for costs of distribution.

      During the first quarter of 1997, the Company adopted the FIFO method to value that portion of the inventories for which the LIFO method had previously been utilized for determining cost. The FIFO method will better measure the current value of such inventories, provide a more appropriate matching of revenues and expenses, and conform all inventories of the Company to the same accounting method. Additionally, the change will enhance the comparability of the Company's financial statements by changing to the predominant method utilized in its industry. The Company applied this change retroactively which resulted in an increase in retained earnings of $828,000 at January 1, 1996. The impact on net income for the year ended December 31, 1996 was a reduction of $814,000 ($.07 per share).

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

New Accounting Standards

      Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Statement 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. The Company had no "other" comprehensive income for the years ended December 31, 1998, 1997 and 1996.

      Effective December 31, 1998, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information." The Company has included footnote disclosures regarding segments for the years ended December 31, 1998, 1997 and 1996.

Goodwill

      Goodwill is the excess of cost over the fair value of net tangible assets acquired and is amortized on a straight-line basis primarily over thirty years. The balance of goodwill of $47.9 million at December 31, 1998 primarily relates to the acquisitions of Coil Clip on December 16, 1998, Lippert on October 7, 1997, Pritt on May 5, 1997 and Shoals on February 15, 1996.

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


16 1998 Annual Report

                                                    Drew Industries Incorporated

2. SEGMENT REPORTING

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment manufactures a variety of products used in the construction of manufactured homes, including windows and screens, chassis and chassis parts, axles, and galvanized roofing. The MH segment also imports new tires and refurbishes used axles and tires which it supplies to producers of manufactured homes. The RV segment manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis. The MH segment and the RV segment primarily sell their products to the producers of manufactured homes and recreational vehicles, respectively. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales. The Company has only an insignificant amount of intersegment sales.

      Decisions concerning the allocation of the Company's resources are made by the Company's key executives. This group evaluates the performance of each segment based upon segment profit or loss, defined as income before interest, amortization of intangibles and income taxes. Management of debt is considered a corporate function. The accounting policies of the MH and RV segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements.

      To determine the Company's reportable segments, management considered, among other factors, the underlying long-term economic characteristics of its operations, and the Company's management structure. The long-term growth potential of the Company's various products are significantly dependent upon the two industries to which the Company supplies such products. While industry shipments of manufactured homes are dependent upon factors such as the quality of the homes, comparative price to site-built homes, availability of financing, and zoning restrictions, industry shipments of recreational vehicles are more dependent upon levels of disposable income, consumer confidence and age demographics.

      Information relating to segments follows (in thousands):

                                                         Segments
                                            -------------------------------------     Corporate
                                                MH             RV         Total       and Other      Intangibles       Total
------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1998
  Revenues from external customers(a)       $ 271,287     $  59,353     $ 330,640                                   $ 330,640
  Segment profit (loss)                        28,572         4,974        33,546     $  (2,162)     $  (2,442)        28,942

  Segment assets(b)                            68,256        23,842        92,098        10,225         52,102        154,425
  Expenditures for long-lived assets(c)         5,622         4,118         9,740            28                         9,768
  Depreciation and amortization                 3,436           942         4,378            16          2,442          6,836

Year ended December 31, 1997
  Revenues from external customers(a)       $ 171,271     $  37,094     $ 208,365                                   $ 208,365
  Segment profit (loss)                        20,490         3,591        24,081     $  (1,466)     $    (854)        21,761

  Segment assets(b)                            60,372        16,361        76,733         8,904         44,712        130,349
  Expenditures for long-lived assets(c)        23,344         6,034        29,378            18                        29,396
  Depreciation and amortization                 1,598           504         2,102            16            854          2,972

Year ended December 31, 1996
  Revenues from external customers(a)       $ 133,774     $  34,377     $ 168,151                                   $ 168,151
  Segment profit (loss)                        19,650         4,417        24,067     $  (2,544)     $    (533)        20,990

  Segment assets(b)                            29,179         9,296        38,475         5,172         11,636         55,283
  Expenditures for long-lived assets(c)         5,445         1,665         7,110            21                         7,131
  Depreciation and amortization                   858           303         1,161            18            533          1,712

(a) One customer accounted for 15 percent, 16 percent and 17 percent, of the Company's net sales in the years ended December 31, 1998, 1997 and 1996, respectively. Another customer accounted for 10 percent of the Company's net sales in 1998 and 1997. Both segments had sales to each of such customers.

(b) Segment assets include accounts receivable, inventory and fixed assets. Corporate and other assets include cash and cash equivalents, prepaid expenses and other current assets, and other assets, excluding intangible assets. Intangibles include goodwill and deferred charges which are not considered in the measurement of each segment's performance.

(c) Expenditures for long-lived assets include capital expenditures and fixed assets purchased as part of the acquisition of companies and businesses. Expenditures for other long-term assets are not included in the segment since they are not considered in the measurement of each segment's performance.

3. ACQUISITIONS

Coil Clip, Inc.

      On December 16, 1998 the Company's subsidiary, Lippert, acquired the assets and business of Coil Clip, Inc., a fabricator of specialty steel parts, located in Boaz, Alabama. Previously, in May 1998, Lippert acquired the manufactured housing business of Coil Clip and entered into a supply agreement to purchase steel from Coil Clip. It is expected that these acquisitions will add approximately $12 million to the Company's annual sales.

      The purchase price consisted of cash of approximately $3.8 million for the May transaction and $6.5 million, including a $.5 million note, for the December transaction.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets based upon their respective estimated fair values at the date of acquisition. Intangible assets of approximately $3.8 million are being amortized over useful lives averaging approximately 5 years. The excess of purchase price over the fair value of the net assets acquired ("goodwill") was approximately $2.6 million, which is being amortized over 20 years.

Lippert Components, Inc.

      On October 7, 1997, the Company acquired Lippert Components, Inc. ("Lippert") for $27 million in cash and 1,923,231 shares of Drew common stock having a value of approximately $25.3 million. In addition, 230,769 shares were held in escrow pending the results of an earn-out, which was achieved in October 1998. All 2,154,000 shares are restricted and are subject to a registration rights agreement. The cash portion of the transaction was financed by Drew's then existing credit facility.

      Lippert manufactured products for the manufactured housing and recreational vehicle industry, consisting primarily of chassis and chassis parts, refurbished axles and tires, and galvanized roofing. The refurbishing of axles and tires, except for the Florida operation, was transferred to Shoals, while Shoals transferred to Lippert all of its chassis parts business.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired ("goodwill") was $32.7 million, including $2.6 million recorded in 1998 as a result of the resolution of the contingency concerning the shares subject to the earnout, which is being amortized over 30 years.

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

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the


18 1998 Annual Report

                                                    Drew Industries Incorporated

underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The goodwill of $11.8 million is being amortized over 30 years.

      The results of the acquired business have been included in the Company's consolidated statements of income beginning February 16, 1996. Shoals had 1996 net sales of $65 million, of which $57 million was for the 101/2 months since Shoals was acquired by the Company.

Pro Forma Results

      The following pro forma condensed consolidated results of operations for 1997 and 1996 assumes that the acquisitions of Shoals, Lippert and Pritt had occurred at the beginning of 1996. Pro forma results of Coil Clip are not included because its impact on 1998 earnings is not material. The unaudited pro forma data below is not necessarily indicative of the future results of operations of the combined operations (in thousands, except per share amounts):

                                                 Pro Forma Year End December 31,
                                                 -------------------------------
(Unaudited)                                              1997             1996
--------------------------------------------------------------------------------
Net sales                                              $288,671         $293,640
================================================================================
Net income                                             $ 13,955         $ 17,374
================================================================================
Net income per common share:
  Basic                                                $   1.23         $   1.36
================================================================================
  Diluted                                              $   1.21         $   1.34
================================================================================
Average common shares outstanding:
  Basic                                                  11,325           12,779
================================================================================
  Diluted                                                11,575           13,012
================================================================================

Goodwill

      Goodwill of $47,887,000 at December 31, 1998, is net of accumulated amortization of $2,806,000. Amorti zation of goodwill was $1,583,000, $765,000, and $494,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

4. INVENTORIES

      Inventories consist of the following (in thousands):

                                                              December 31,
                                                     ---------------------------
                                                     1998                1997
--------------------------------------------------------------------------------
Finished goods                                       $10,629             $ 8,989
Work in process                                        2,052               1,746
Raw materials                                         22,719              18,721
--------------------------------------------------------------------------------
    Total                                            $35,400             $29,456
================================================================================

5. FIXED ASSETS

      Fixed assets, at cost, consist of the following
(in thousands):

                                              December 31,           Estimated
                                        ----------------------      Useful Life
                                          1998           1997         in Years
--------------------------------------------------------------------------------
Land                                    $ 3,548        $ 3,252
Buildings and improvements               23,096         16,140        8 to 45
Leasehold improvements                      973            779        5 to 25
Machinery and equipment                  22,308         17,490        5 to 8
Automotive equipment                      1,698          1,523        2 to 3
Furniture and fixtures                    2,827          2,294        3 to 8
Capitalized real estate leases                             925          15
Construction in progress                    631          4,391
--------------------------------------------------------------------------------
                                         55,081         46,794
Less accumulated depreciation
  and amortization                       11,942          8,698
--------------------------------------------------------------------------------
    Fixed assets, net                   $43,139        $38,096
================================================================================

      Depreciation and amortization of fixed assets consists of (in thousands):

                                                    Year Ended December 31,
                                              ----------------------------------
                                               1998          1997          1996
--------------------------------------------------------------------------------
Charges to cost of sales                      $3,459        $1,674        $  908
Charges to selling, general
  and administrative expenses                    786           376           203
--------------------------------------------------------------------------------
                                              $4,245        $2,050        $1,111
================================================================================

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Accrued expenses and other current liabilities consist of the following (in thousands):

                                                               December 31,
                                                        ------------------------
                                                          1998             1997
--------------------------------------------------------------------------------
Accrued employee compensation                           $ 4,815          $ 3,384
Accrued employee benefits                                 3,039            3,244
Accrued workmen's compensation
  and other insurance                                     2,980            3,353
Income taxes                                                774              690
Accrued expenses and other                                5,621            4,580
--------------------------------------------------------------------------------
    Total                                               $17,229          $15,251
================================================================================

7. RETIREMENT AND OTHER BENEFIT PLANS

      The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $715,000, $336,000 and $206,000 to these Plans during the years ended December 31, 1998, 1997 and 1996, respectively.

8. LONG-TERM INDEBTEDNESS

      On January 28, 1998, the Company completed a private placement of $40 million of 6.95 percent, seven year Senior Notes. Proceeds of the Senior Notes were used to reduce borrowings under Drew's then existing $65 million credit facility with The Chase Manhattan Bank, as agent. Simul taneously, such credit facility was reduced to a $25 million revolving credit facility which expires on May 15, 2002.

      Interest on borrowings under the new credit facility is payable at the prime rate. In addition, the Company has the option to convert a portion of the loan to a Eurodollar loan at 1 percent over the LIBO rate. Furthermore, the Company is required to pay a commitment fee, accrued at the rate of 3/8 of 1 percent per annum, on the daily unused amount of the revolving line of credit.

      Pursuant to both the Senior Notes and the new credit facility, the Company is required to maintain minimum net worth and interest and fixed charge coverages and meet certain other financial requirements. Borrowings under both facilities are secured only by capital stock of the Company's subsidiaries.

      The Company has entered into interest rate hedge agreements to effectively convert variable rate debt to fixed rate debt in order to reduce the risk of incurring higher interest costs due to rising interest rates. At December 31, 1998, the Company had entered into a contract that expires in May 1999 which hedges interest related to $10 million of debt. Such contract has an effective rate of 7.44 percent. The Company has determined that its exposure to losses on these hedges, as a result of declines in interest rates, is not material.

      Long-term indebtedness consists of the following (in thousands):

                                                                 December 31,
                                                            --------------------
                                                                1998        1997
--------------------------------------------------------------------------------
Senior Notes payable at the rate of $8,000 per annum
  commencing January 28, 2001 with interest payable
  semiannually at the rate of 6.95% per annum                $40,000
Notes payable pursuant to a credit agreement expiring
  May 15, 2002 consisting of revolving loan, not to
  exceed $25,000                                              12,000
Notes payable pursuant to a $65,000 credit agreement                     $52,600
Industrial Revenue Bonds, payable in monthly install-
  ments of $61 until 2008, interest at 5.8% per annum          5,464
Equipment note payable, interest at 7.25% per annum                        1,560
Other                                                          1,262       1,148
--------------------------------------------------------------------------------
                                                              58,726      55,308
Less current portion                                             779         548
--------------------------------------------------------------------------------
  Total long-term indebtedness                               $57,947     $54,760
================================================================================

      While it is not practicable to determine the fair value of the Company's fixed rate debt, the Company believes the interest rates on similar instruments have not changed significantly. Therefore, the book value of such debt approximates fair value.

9. INCOME TAXES

      The income tax provision (benefit) in the Consolidated Statements of Income is as follows (in thousands):

                                                    Year Ended December 31,
                                            ------------------------------------
                                               1998          1997          1996
-------------------------------------------------------------------------------
Current:
  Federal                                   $ 8,747       $ 6,312       $ 6,988
  State                                       1,038           625         1,401
Deferred:
  Federal                                        37           200          (200)
  State                                          13           125           (97)
-------------------------------------------------------------------------------
    Total income tax provision              $ 9,835       $ 7,262       $ 8,092
================================================================================

      The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

                                                    Year Ended December 31,
                                            ------------------------------------
                                               1998          1997          1996
-------------------------------------------------------------------------------
Income tax at Federal
  statutory rate                            $ 8,768       $ 6,740       $ 7,232
State income taxes, net of
  Federal income tax benefit                    683           487           861
Other                                           384            35            (1)
-------------------------------------------------------------------------------
    Provision for income taxes              $ 9,835       $7,262         $8,092
================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are as follows (in thousands):

                                                                December 31,
                                                           ---------------------
                                                           1998           1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                      $  230         $  179
  Inventories                                                 706            438
  Capital leases                                                              22
  Other asset valuation allowances                          1,044          1,114
  Employee benefits other than pensions                       101            101
  Vacation and holiday pay                                    342            268
  Other accruals                                            2,023          2,138
--------------------------------------------------------------------------------
    Total deferred tax assets                               4,446          4,260
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                              2,585          2,368
  Long-term obligations                                         3             16
--------------------------------------------------------------------------------
    Total deferred tax liabilities                          2,588          2,384
--------------------------------------------------------------------------------
    Net deferred tax asset                                 $1,858         $1,876
================================================================================


20 1998 Annual Report

                                                    Drew Industries Incorporated

      The Company concluded that it is more likely than not that the deferred tax assets at December 31, 1998 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

      Net deferred income tax assets of $3,300,000 and $3,023,000 are included in prepaid expenses and other current assets, and net deferred tax liabilities of $1,442,000 and $1,147,000 are included in other long-term liabilities, in the Consolidated Balance Sheets at December 31, 1998 and 1997, respectively.

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

      Future minimum lease payments under operating leases at December 31, 1998 are summarized as follows (in thousands):

1999                                                                      $2,745
2000                                                                       2,499
2001                                                                       2,049
2002                                                                       1,335
2003                                                                         640
Thereafter                                                                   460
--------------------------------------------------------------------------------
  Total lease obligations                                                 $9,728
================================================================================

      Rent expense was $3,636,000, $3,087,000 and $2,522,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

Other

      Effective July 29, 1994, the Company spun off to its stockholders LBP, Inc. (formerly known as Leslie Building Products, Inc.) including its subsidiary, Prime Acquisition Corp. ("Prime"), (formerly known as Leslie-Locke, Inc.), the Company's former home improvement building products segment.

      On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Prime's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The liabilities of White Metal are all product liability claims, and related costs, resulting from its discontinued ladder manufacturing business. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

      On May 7, 1996, the Company and its subsidiary, Kinro, Inc., and LBP, Inc. and its subsidiary, Prime, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal. The complaint, which appears to have alleged several duplicate claims, sought damages in the aggregate amount of $10.6 million plus attorneys fees, of which approximately $7.5 million of tax related claims was sought, jointly and severally, from the Company, Kinro, LBP, and Prime. On July 14, 1998, the bankruptcy court granted defendants' motion to dismiss the trustee's tax-related claims. The court permitted the trustee to replead the dismissed claims, but the trustee elected not to replead. The trustee could appeal the court's decision dismissing these claims upon the termination of the proceeding.

      Other than the dismissed tax-related claims, the trustee alleges that White Metal made certain payments to the Company which were preferential and are recoverable by White Metal, in the approximate amount of $900,000. Although these claims were not dismissed, the Company believes that the claims are without merit, denies liability for any such amount, and is vigorously defending against the allegations. However, an estimate of potential loss, if any, cannot be made at this time. The Company believes that the defense of this proceeding will not have a material adverse impact on the Company's financial condition or results of operations.

      In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1998, the Company had no futures contracts outstanding.

      The Company has employment contracts with eight of its employees which expire on various dates through July 2002. The minimum commitments under these contracts are $1,137,000 in 1999, $890,000 in 2000, $585,000 in 2001, and
$108,000 in 2002. In addition, an arrangement with three employees of the Company provides for incentives to be paid, based on a percentage of profits as defined.

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

      The exercise price for options granted under the Plan shall be at least equal to 100 percent of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Drew Common Stock. Options granted under the Plan become exercisable in annual installments as determined by the Committee.

      Transactions in stock options under this plan are summarized as follows:

                                                  Number of
                                                Option Shares      Option Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                   603,198        $ 1.24-$ 7.35
  Granted                                          169,140        $ 6.94-$10.75
  Exercised                                       (113,740)       $ 1.24-$ 4.27
  Canceled                                         (15,442)       $ 3.03-$ 6.94
--------------------------------------------------------------------------------
Outstanding at December 31, 1996                   643,156
  Granted                                          326,000         $12.13-$12.48
  Exercised                                        (85,990)        $ 1.24-$ 6.94
  Canceled                                         (24,054)        $ 6.94-$12.13
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                   859,112
  Granted                                           34,000         $11.79-$12.50
  Exercised                                       (150,538)        $ 3.62-$12.13
  Canceled                                         (50,288)        $ 6.94-$12.13
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                   692,286
================================================================================
Exercisable at December 31, 1998                   406,628         $ 3.67-$12.48
================================================================================

      The respective number of shares available for granting options were 291,666, 275,378 and 177,324 at December 31, 1998, 1997 and 1996, respectively.

      The Company adopted the disclosure-only option under SFAS No.123, "Accounting for Stock-Based Compen sation" ("FAS 123"), as of December 31, 1996. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants included no dividend yields, risk-free interest rates of 5.0 percent, 5.0 percent and 5.9 percent; assumed expected volatilities of 26.6 percent, 40.2 percent and 30.3 percent; and expected lives of 5, 5 and 5 years for 1998, 1997 and 1996, respectively.

      If compensation cost for the Company's stock option plan had been recognized in the income statement based upon the fair market method, net income would have been reduced to the pro forma amounts indicated below:

                                                 Year Ended December 31,
                                        ----------------------------------------
                                            1998           1997           1996
--------------------------------------------------------------------------------
Net income (in thousands):
  As reported                           $   15,217     $   11,994     $   12,572
  Pro forma                             $   14,940     $   11,807     $   12,498
Earnings per share (basic)
  As reported                           $     1.36     $     1.22     $     1.18
  Pro forma                             $     1.34     $     1.20     $     1.17
Earnings per share (diluted)
  As reported                           $     1.34     $     1.19     $     1.15
  Pro forma                             $     1.31     $     1.17     $     1.14

      The following table summarizes information about stock options outstanding at December 31, 1997:

                          Option                 Average             Option
Exercise                  Shares                Remaining            Shares
 Price                 Outstanding             Life (Years)        Exercisable
--------------------------------------------------------------------------------
$ 3.67                   69,480                     .1                69,480
$ 4.26                  211,762                     .3               211,762
$ 6.94                   35,944                    2.1                10,486
$ 7.35                   10,000                    2.0                10,000
$10.75                   15,000                    3.0                15,000
$11.79                   15,000                    5.0                15,000
$12.13                  301,100                    4.9                59,900
$12.48                   15,000                    4.0                15,000
$12.50                   19,000                    5.6                     0
--------------------------------------------------------------------------------
                        692,286                                      406,628
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

Treasury Stock

      In 1998, the Board of Directors authorized the Company to repurchase up to 250,000 shares of the Company's common stock. During 1998, the Company purchased 175,600 shares of such stock at a cost of $2,104,000. In January 1999, the Board of Directors authorized the Company to repurchase an additional 200,000 shares.

      On February 14, 1997, the Company purchased 1.6 million shares from its chairman for $13 per share, which was below the market price at that time. These treasury shares were included in the shares issued in connection with the acquisition of Lippert.


22 1998 Annual Report

                                                    Drew Industries Incorporated

Weighted Average Common Shares Outstanding

      The following reconciliation, which retroactively gives effect to the stock split effective March 21, 1997, details the denominator used in the computation of basic and diluted earnings per share:

                                                       Year Ended December 31,
                                            ----------------------------------------
                                               1998           1997           1996
------------------------------------------------------------------------------------
Weighted average shares
  outstanding for basic
  earnings per share                        11,178,588      9,845,138     10,688,552
Common stock equivalents pertaining to:
    Stock options                              201,724        241,678        228,056
    Warrants                                     6,169          3,290
------------------------------------------------------------------------------------
Total for diluted shares                    11,386,481     10,090,106     10,916,608
------------------------------------------------------------------------------------

      The numerator is constant for both the basic and diluted earnings per share calculations.

      In connection with the acquisition of Lippert on October 7, 1997, the Company issued 230,769 shares of common stock to the sellers which were held in escrow pending the results of an earnout. Such shares were not considered outstanding for the calculation of weighted average common shares until October 1998 at which time the contingency was resolved.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      Interim unaudited financial information follows (in thousands, except per share amounts):

                                           First       Second        Third       Fourth
                                          Quarter      Quarter      Quarter      Quarter        Year
------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998(a)
  Net sales                               $ 75,181     $ 87,325     $ 87,923     $ 80,211     $330,640
  Gross profit                              15,080       17,926       17,948       16,945       67,899
  Net income                                 3,036        4,395        4,280        3,506       15,217

  Net income per common share (basic)     $    .27     $    .39     $    .38     $    .31     $   1.36
  Net income per common share (diluted)        .27          .39          .38          .31         1.34

Year Ended December 31, 1997(a)
  Net sales                               $ 41,628     $ 50,201     $ 50,182     $ 66,354     $208,365
  Gross profit                              10,163       11,082       11,088       13,948       46,281
  Net income                                 2,946        3,081        2,939        3,028       11,994

  Net income per common share (basic)     $    .30     $    .34     $    .32     $    .29     $   1.22
  Net income per common share (diluted)        .29          .33          .31          .28         1.19

(a) Includes results of operations of Pritt, Lippert and Coil Clip since their acquisitions by the Company.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Drew Industries Incorporated:

      We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

      As discussed in note 1 of the consolidated financial statements, the Company changed its method of accounting for inventories in 1997.

KPMG LLP

Stamford, Connecticut
February 10, 1999

--------------------------------------------------------------------------------

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

The Company's independent auditors, KPMG LLP, provide an independent, objective review of the consolidated financial statements and underlying transactions. They perform such tests and other procedures as they deem necessary to express an opinion on the financial statements. The report of KPMG LLP accompanies the consolidated financial statements.



/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer


/s/ Federic M. Zinn

Fredric M. Zinn
Chief Financial Officer

24 1998 Annual Report

CORPORATE INFORMATION
   DREW INDUSTRIES INCORPORATED

Board of Directors

EDWARD W. ROSE, III(a)
Chairman of the Board of Drew Industries Incorporated
President of Cardinal Investment Company

JAMES F. GERO(a)
Chairman and Chief Executive Officer of
Sierra Technologies, Inc.

GENE BISHOP(a)
Retired Bank Executive

LEIGH J. ABRAMS
President and Chief Executive Officer of
Drew Industries Incorporated

L. DOUGLAS LIPPERT
President and Chief Executive Officer of
Lippert Components, Inc. and Coil Clip, Inc.

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

JOHN F. CUPAK
Controller

Form 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

  Treasurer
  Drew Industries Incorporated
  200 Mamaroneck Avenue
  White Plains, NY 10601

General Counsel

Harvey F. Milman, Esq.
Gilbert Segall & Young, LLP
430 Park Avenue
New York, NY 10022-3592

Independent Certified Public Accountants

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

ChaseMellon Shareholder Services
85 Challenger Road
Ridgefield, NJ 07660

Executive Offices

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098

Kinro, Inc.
Shoals Supply, Inc.

DAVID L. WEBSTER
President and Chief Executive Officer

Corporate Headquarters
4381 Green Oaks Boulevard West
Arlington, TX 76016
(817) 483-7791

Lippert Components, Inc.
Coil Clip, Inc.

L. DOUGLAS LIPPERT
President and Chief Executive Officer

Corporate Headquarters
2375 9th Street North
Suite 110
Naples, FL 34103
(941) 659-2005

Forward Looking Statements and Risk Factors

This report contains certain statements, including the Company's plans regarding its operating strategy, its products and performance and its views of industry prospects, which could be construed to be forward looking statements within the meaning of the Securities Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance.

The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and tires), adverse weather conditions impacting retail sales, inventory adjustments by retailers, availability and costs of labor, and interest rates. In addition, general economic conditions may affect the retail sale of manu factured homes and RV's.

MARKET PRICE RANGE

      A summary of the high and low closing prices of the Company's common stock on the American Stock Exchange is as follows:

                                               1998                  1997
--------------------------------------------------------------------------------
                                         High        Low        High       Low
--------------------------------------------------------------------------------
Quarter Ended March 31                  $13.38      $11.75     $13.81     $10.75
Quarter Ended June 30                   $15.13      $12.63     $13.00     $10.63
Quarter Ended September 30              $15.00      $11.50     $14.38     $11.75
Quarter Ended December 31               $12.88      $10.13     $14.13     $11.06

      The closing price per share for the common stock on March 12, 1999 was $12.25 and there were 2,204 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.

DIVIDEND INFORMATION

      Drew has not paid any cash dividends on its outstanding shares of Common Stock. On February 13, 1997, Drew declared a two-for-one stock split by means of a 100 percent stock dividend, payable on March 21, 1997 to stockholders of record on March 4, 1997.

Designed by Curran & Connors, Inc. / www.curran-connors.com

[LOGO]
DREW INDUSTRIES INCORPORATED
200 Mamaroneck Avenue
White Plains, NY 10601