Form 10-K405, Exhibit 13
period 1999-12-31
DREW INDUSTRIES INCORPORATED
filed 2000-03-24
CIK 763744

--------------------------------------------------------------------------------

                                      DREW

                             INDUSTRIES INCORPORATED

                                [PHOTO OMITTED]

                                     1 9 9 9

--------------------------------------------------------------------------------
                                 Annual Report

                                 DREW INDUSTRIES INCORPORATED 1999 Annual Report
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 COMPANY PROFILE
--------------------------------------------------------------------------------

Drew is a leading supplier of a broad line of components for manufactured homes and recreational vehicles. Components produced by Drew's manufactured housing products segment include vinyl and aluminum windows and screens, chassis and chassis parts, new and refurbished axles and galvanized roofing. This segment also distributes new and refurbished tires. Drew's recreational vehicle products segment manufactures windows, doors and chassis.

Drew has grown through increased market share, and through acquisitions. As a result, Drew now has 39 manufacturing and warehouse facilities in 18 states, typically located near our major customers to minimize freight and delivery costs. In 2000, we expect to open 4 new facilities and replace several other older facilities.

Drew's success is due to the experience and skill of our employees and their dedication to meeting the needs of our customers. Their efforts have been recognized by numerous supplier awards received from our customers.

Drew will continue its strategy of supplying our customers with outstanding service and quality products at fair prices, while remaining the low cost producer through continually upgraded production facilities and efficient operations.

--------------------------------------------------------------------------------

                  Manufactured housing products segments   76%

                  Recreational vehicle products segments   24%

                                [PHOTOS OMITTED]

                            TABLE OF CONTENTS

                            1   Selected Financial Data

                            2   Letter to Stockholders

                            4   Strength in Management

                            5   Manufactured Housing

                            6   Recreational Vehicles

                            7   Management's Discussion and
                                Analysis of Financial Condition
                                and Results of Operations

                            11  Consolidated Statements
                                of Income

                            12  Consolidated Balance Sheets

                            13  Consolidated Statements of Cash Flows

                            14  Consolidated Statements of Stockholders' Equity

                            15  Notes to Consolidated Financial Statements

                            23  Independent Auditors' Report

                            23  Management's Responsibility for
                                Financial Statements

                            24  Per Share Market Price Range

                           IBC  Corporate Information

                                 DREW INDUSTRIES INCORPORATED 1999 Annual Report
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              CORPORATE INFORMATION
--------------------------------------------------------------------------------

Board of Directors

Edward W. Rose, III(a)
Chairman of the Board of
Drew Industries Incorporated
President of Cardinal Investment Company

James F. Gero(a)
Chairman and Chief Executive Officer of
Sierra Technologies, Inc.

Gene H. Bishop(a)
Retired Bank Executive

Leigh J. Abrams
President and Chief Executive Officer of
Drew Industries Incorporated

L. Douglas Lippert
President and Chief Executive Officer of
Lippert Components, Inc., Lippert Tire and
Axle, Inc. and Coil Clip, Inc.

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

John F. Cupak
Controller

Form 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

  Treasurer
  Drew Industries Incorporated
  200 Mamaroneck Avenue
  White Plains, NY 10601

General Counsel

Harvey F. Milman, Esq.
Gilbert Segall and Young LLP
430 Park Avenue
New York, NY 10022-3592

Independent Certified Public Accountants

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

Transfer Agent and Registrar

ChaseMellon Shareholder Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606-1915
Website: www.chasemellon.com

Executive Offices

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098
Website: www.drewindustries.com
E-mail: drew@drewindustries.com

Kinro, Inc.

David L. Webster
President and Chief Executive Officer

Corporate Headquarters
4381 Green Oaks Boulevard West
Arlington, TX 76016
(817) 483-7791

Lippert Components, Inc.
Lippert Tire and Axle, Inc.
Coil Clip, Inc.

L. Douglas Lippert
President and Chief Executive Officer

Corporate Headquarters
2375 Tamiami Trail North
Suite 110
Naples, FL 34103
(941) 659-2005

Designed by Curran & Connors, Inc. / www.curran-connors.com

                              DREW INDUSTRIES INCORPORATED 1999 Annual Report  1
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                             SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

      The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                                Year Ended December 31,
                                               1999         1998           1997         1996          1995
-------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                                    $324,455      $330,640      $208,365      $168,151      $100,084
-------------------------------------------------------------------------------------------------------------
Operating profit                             $ 31,934      $ 28,942      $ 21,761      $ 20,990      $ 13,289
-------------------------------------------------------------------------------------------------------------
Income before income taxes                   $ 28,566      $ 25,052      $ 19,256      $ 20,664      $ 13,423
Provision for income taxes                     11,375         9,835         7,262         8,092         5,300
-------------------------------------------------------------------------------------------------------------
Net income                                   $ 17,191      $ 15,217      $ 11,994      $ 12,572      $  8,123
=============================================================================================================
Income per common share:
  Net income per common share (basic)        $   1.51      $   1.36      $   1.22      $   1.18      $    .82
-------------------------------------------------------------------------------------------------------------
  Net income per common share (diluted)      $   1.51      $   1.34      $   1.19      $   1.15      $    .81
=============================================================================================================
Financial Data
Working capital                              $ 28,970      $ 31,630      $ 24,009      $ 16,138      $  9,648
Total assets                                 $156,044      $154,425      $130,349      $ 55,283      $ 29,593
Long-term obligations                        $ 46,740      $ 59,612      $ 56,130      $  4,938      $    311
Stockholders' equity                         $ 84,089      $ 68,762      $ 51,953      $ 34,779      $ 16,830
-------------------------------------------------------------------------------------------------------------

                                   Net Sales
                             (dollars in millions)

                                [GRAPHIC OMITTED]

                                   Net Income
                             (dollars in millions)

                                [GRAPHIC OMITTED]

                     Net Income Per Common Share--(diluted)
                                   (dollars)

                                [GRAPHIC OMITTED]

2 & 3  DREW INDUSTRIES INCORPORATED 1999 Annual Report
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

[Photo of Edward W. Rose, III]

[Photo of Leigh J. Abrams]

"We are aggressively pursuing opportunities to improve our operating results, including expansion through product-line extensions, market share growth, and acquisitions."

We are pleased to report another record year for Drew. During the past year, the Company benefitted from a number of significant achievements, including:

o     Record net income and earnings per share, despite 2 percent lower sales.

o     Record operating cash flow. o Reduced debt to equity levels.

o     The opening of four new factories.

o Increased market share in the RV industry and in certain manufactured housing products.

o Repurchase of more than 330,000 shares of the Company's stock, resulting in higher earnings per share.

Despite these achievements, we are disappointed with the performance of our stock, which declined more than 20 percent during the year. We attribute this decline to the expectation by the investment community that sales of manufactured homes will continue to decline in 2000. The industry-wide decline in wholesale shipments during the past nine months has been precipitated by various factors, including excess production of homes by manufacturers and the opening of numerous retail dealerships. These conditions resulted in intense price competition on the retail level, leading to the failure of dealers and causing additional unsold inventory to accumulate. In addition, the industry has experienced a temporary tightening of credit by mortgage lenders, which has reduced retail demand. Our customers, the producers of manufactured homes, have responded to these conditions by closing factories and cutting back production schedules.

Industry-wide production of manufactured homes declined from more than 370,000 homes in 1998 to 349,000 homes in 1999. Some industry experts expect production to continue to fall, at least through the first half of 2000, with shipments for all of 2000 totaling 300,000 to 320,000 homes. We believe that this is a short-term "slump" and that the long-term future of the manufactured housing industry is bright because the need for quality, low cost homes will grow.

We are extremely pleased with Drew's 1999 results, despite the decline in the manufactured housing industry this past year. Drew was one of the few companies in the industry which reported improved results for 1999.

Our positive results were due largely to sharply higher revenues and profits from our rapidly growing RV segment. The RV segment achieved market share gains in nearly every product category, including more than 80 percent sales growth by the RV chassis line, without incurring substantial start-up costs. Throughout the year, our operating efficiencies remained high due to the efforts of our employees.

We are extremely confident in our operating management team, which has many years experience in both the manufactured housing and RV industries. These talented and dedicated executives and managers have guided the Company through similar down turns in the past, and were able to respond to the first signals of the slow-down by cutting costs early in the year. The positive effects of those actions are clearly apparent in our year-end results. While our earnings in 2000 will likely decline as a result of lower industry sales of manufactured homes, and higher raw material costs, we expect that because of continued growth of our RV segment, continued improvements in operating efficiencies, and additional cost control, the adverse earnings impact will be minimized.

                                [PHOTO OMITTED]

We anticipate that during the next several years the manufactured housing industry will increase its share of the single family housing market from its current market share of approximately 20 percent, as home buyers continue to realize the significant cost advantage and high quality of a manufactured home. In addition, the trend toward multi-section manufactured homes, which represented 65 percent of all manufactured homes sold in 1999, and the introduction of the two story manufactured home, should enhance the appeal of manufactured homes to a broader segment of the population, and enable the manufactured housing industry to continue to gain market share.

In addition, we are aggressively pursuing opportunities to improve our operating results, including expansion through product-line extensions, market share growth, and acquisitions. Our confidence in Drew's future is demonstrated by our share repurchase program, and our primary goal is to continue to maximize shareholder returns.

We thank all of our employees for their continued dedication and hard work.

Sincerely,


/s/ Edward W. Rose, III

Edward W. Rose, III
Chairman of the Board


/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer

                          DREW INDUSTRIES INCORPORATED 1999 Annual Report  4 & 5
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
STRENGTH IN MANAGEMENT
--------------------------------------------------------------------------------

Drew's operating management at all levels is highly experienced and well respected throughout the manufactured housing and recreational vehicle industries. Our operating management is led by David L. Webster and L. Douglas Lippert, who each have vast experience in both the manufactured housing and RVindustries. Their knowledge and insight enable them to anticipate the direction of the industries we supply, and chart a course of expansion which enables Drew to meet the changing needs of its customers. David and Doug have also built outstanding management teams comprised of experienced and talented individuals, dedicated to continuing Drew's record of profitability and strong cash flow by maintaining the most efficient and lowest cost production techniques to produce superior quality products.

                                [PHOTOS OMITTED]

Drew has a long standing policy of rewarding operating management through profit incentive programs and a stock option plan designed to align the motivation of our employees with the goal of increasing returns to our stockholders. These compensation programs have enabled Drew to attract and retain outstanding managers, and encourage the entrepreneurial spirit responsible for Drew's success.

Drew is committed to ensuring its continued success by developing individuals who will become the outstanding managers of the future. Succession planning and a formal management training program, through which recent college graduates learn various aspects of the Company's business and develop leadership skills, have been successful at building the core of the management team of Drew's future. This has permitted Drew to grow through internal expansion, including the opening of six new factories over the last two years.

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

[Photo of David Webster]
President and CEO of Kinro, Inc.

QUESTION: How have manufactured homes changed in the last 30 years?

ANSWER: Manufactured homes have been vastly improved in quality, appearance and durability, since the old "trailer" homes of 30 years ago. The industry has recognized that to be successful, manufactured homes must appeal to a broader segment of the population; from the first time home buyer to the retiree, as well as local officials who set zoning policies. Manufactured homes today are often more than 1600 square feet with more appealing designs, and still have a significant cost advantage over site-built homes. For buyers seeking a lower cost alternative, smaller, "single section" manufactured homes are still available.

QUESTION: How have Drew's products kept pace with the changing needs of the manufactured housing industry?

ANSWER: We have always been concerned with the quality of our products, and sensitive to the needs of our customers. Over the years, our products have been engineered for improved quality, and we've introduced new products, such as our vinyl windows and vinyl patio doors, which, although more expensive than our aluminum products, have a great appearance and enhance the thermal efficiency of the home.

QUESTION: Industry shipments of manufactured homes have declined recently. Do you think this will be a long-term trend?

ANSWER: The decline in shipments has been largely due to an industry-wide over production of finished homes. This caused an excess inventory of homes and forced our customers, the producers of the homes, to reduce production levels. This should be a temporary problem if retail demand remains strong. We believe that the demand for quality, affordable manufactured homes will increase in the long-term.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MANUFACTURED HOUSING
--------------------------------------------------------------------------------

A manufactured home is a single family residence built entirely in a factory, in sections ranging from 800 to 1,200 square feet. In 1999 about 65% of new manufactured homes consisted of two or more sections, compared to 49 percent in 1995. There are about 19 million people living in over 8 million manufactured homes across the nation.

Drew's Manufactured Housing Products Segment supplies a broad line of components to builders of manufactured homes, including aluminum and vinyl windows and screens, chassis and chassis parts, axles and tires, and galvanized steel roofing. Sales by this segment account for 76 percent of consolidated sales.

On average, Drew supplies about $700 of components for each manufactured home built in the U.S., representing an aggregate market share of nearly 30 percent in our product lines, making us an important supplier to builders of manufactured homes.

These products are manufactured in 28 factories across the country, located near our customers to minimize freight costs and delivery times. Customer service has always been a key factor in the success of this business, and locating factories near our customers enables us to quickly respond to their needs.

Industry Shipments--Manufactured Homes
(in thousands of units)

                               [GRAPHIC OMITTED]

6  DREW INDUSTRIES INCORPORATED 1999 Annual Report
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                              RECREATIONAL VEHICLES
--------------------------------------------------------------------------------

[Photo of L. Douglas Lippert]
President and CEO of Lippert Components.

--------------------------------------------------------------------------------
QUESTION: The growth of Drew's recreational vehicle products segment has far outpaced the growth by the RV industry. How has this growth been achieved?

ANSWER: Two years ago, Fleetwood, the largest manufacturer of towable RV's agreed to test our RV chassis products. Since then, sales of RV chassis to Fleetwood, as well as other industry leaders, have grown from about $2 million to nearly $25 million in 1999. The growth in Drew's other RV products has also exceeded industry growth, largely due to the quality of our products and our outstanding reputation in the RV industry.

QUESTION: How has the Company met this increased demand?

ANSWER: Over the last two and a half years we've built 7 new factories located near our new customers, because transportation costs for these products can be significant. But the key to our success has been our management team who have made sure these facilities were built quickly and on budget, as well as our plant managers who have minimized start-up costs and rapidly improved operating efficiencies at these facilities. Through our management training program, we have been able to develop outstanding new managers to run these facilities.

QUESTION: Do you expect this growth to continue?

ANSWER: We expect sales of our RV products to continue to far outpace industry growth over at least the next two years, as we continue to increase our market share. In addition, since the prime buyers of RV's are those approaching fifty, the demographic trend of the baby boomers bodes well for the industry for years to come.
--------------------------------------------------------------------------------

Recreational vehicles enable their owners to travel economically throughout North America with comfort and convenience. Towable RV's represent 78 percent of industry unit sales, while motor homes represent 22 percent.

Demographic trends continue to favor long-term growth in the RV industry, since the number of people in their late 40's and early 50's, the largest market for RV's, continues to grow.

                                 [PHOTO OMITTED]

Drew's Recreational Vehicle Products Segment supplies windows and doors, and chassis and chassis parts to producers of RV's. Sales by this segment have grown rapidly, and now represent 24 percent of consolidated sales, up from 18 percent in 1998. Growth in this segment is expected to continue.

Drew manufactures RV products in 14 facilities, including 5 in Indiana, a hub of RV manufacturing. In response to rapidly increasing demand for our products, seven new facilities were built in the last two and a half years. Five additional factories are planned for the next 18 months.

Industry Shipments--Recreation Vehicles
(in thousands of units)

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------

                               DREW INDUSTRIES INCORPORATED 1999 Annual Report 7
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment, which accounts for 76 percent of consolidated sales, manufactures a variety of products used in the construction of manufactured homes, including aluminum and vinyl windows and screens, chassis and chassis parts, axles, and galvanized roofing. The MH segment also imports new tires and refurbishes used axles and tires which it supplies to producers of manufactured homes. The RV segment, which accounts for 24 percent of consolidated net sales, manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis. The MH segment and the RV segment primarily sell their products to the producers of manufactured homes and recreational vehicles, respectively. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales.

      The Company's operations are performed through its four primary operating subsidiaries. Kinro, Inc. ("Kinro") and Lippert Components, Inc. ("LCI") have operations in both the MH and RV segments, while Lippert Tire and Axle, Inc. (formerly known as Shoals Supply, Inc.) ("LTA") and Coil Clip, Inc. ("Coil Clip") operate entirely within the MH segment. At December 31, 1999 the Company's subsidiaries operated 39 plants in 18 states.

RESULTS OF OPERATIONS

      Net sales and operating profit are as follows (in thousands):

                                               Year Ended December 31,
--------------------------------------------------------------------------------
                                       1999            1998             1997
--------------------------------------------------------------------------------
Net sales:
  MH segment                        $ 246,509        $ 271,287        $ 171,271
  RV segment                           77,946           59,353           37,094
--------------------------------------------------------------------------------
      Total                         $ 324,455        $ 330,640        $ 208,365
--------------------------------------------------------------------------------
Operating profit:
  MH segment                        $  28,330        $  28,572        $  20,490
  RV segment                            8,819            4,974            3,591
  Amortization of
    intangibles                        (2,694)          (2,442)            (854)
  Corporate and other                  (2,521)          (2,162)          (1,466)
--------------------------------------------------------------------------------
      Total                         $  31,934        $  28,942        $  21,761
================================================================================

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

MH Segment

      Net sales of the MH segment declined 9 percent in 1999 from 1998 primarily as a result of a decline in industry-wide shipments of manufactured homes. Industry shipments declined 7 percent for the year after being 1 percent ahead of last year for the first half of 1999. The Company's market share of vinyl window sales continues to expand as sales of such windows increased more than 10 percent in 1999, while sales of axles and tires were down 25 percent primarily as a result of competitive pressures in the refurbished products line. The Company's customers, the producers of manufactured homes, have recently closed factories and cut back manufacturing schedules, due to the combination of excessive inventory of manufactured homes maintained by manufacturers and retailers, as well as declining retail sales due to tightening of mortgage credit and increasing repossessions. Industry experts expect that current conditions will continue through at least the first half of 2000. The Company believes long-term prospects for the manufactured housing industry are favorable. The Company will continue to invest its resources in order to increase market share for its manufactured housing products.

      Despite the 9 percent decline in sales, operating profit of the MH segment decreased less than 1 percent from last year. Gross margin percent improved, as the adverse effect of lower sales, competitive pressures in the axle and tire refurbishing product line and higher hourly labor costs were more than offset by temporary declines in certain raw material costs. The improvement in gross margin percent was partially offset by increases in selling, general and administrative expenses as a percentage of sales, reflecting the effect of reduced sales on fixed costs.

      Margins of the manufactured housing segment for the year 2000 are expected to be adversely affected by increases in raw material costs which began in the fourth quarter of 1999.

RV Segment

      Net sales of the RV segment increased 31 percent for 1999 compared to 1998, primarily as a result of the expansion of the Company's RV chassis product line. The Company added two RV chassis manufacturing plants in 1999 after adding three of such plants in 1998. In addition, sales of RV windows and doors increased 17 percent to $34 million. The RV industry reported a 10 percent increase in shipments in 1999.

8
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

      Operating profit increased 77 percent in 1999, as operating margins rose to 11 percent in 1999 from 8 percent in 1998. The improvement in operating margins resulted in part, from greater efficiencies at the new RV chassis facilities opened last year, as well as temporary declines in certain raw material costs. Production costs and operating efficiencies at the Company's mature RV facilities also improved. The improvement in gross margin was partially offset by increases in selling, general and administrative expenses including incentive compensation, which is based on profits at certain of the Company's divisions, and additional general and administrative costs at the recently opened RV chassis facilities.

      Margins of the RV segment for the year 2000 are expected to be adversely affected by increases in certain raw material costs which began in the fourth quarter of 1999.

Amortization of Intangibles, Corporate and Other

      Amortization of intangibles increased by $.3 million in 1999, primarily as a result of the effect in 1999 of a full year's amortization of goodwill and other intangibles relating to the acquisition of Coil Clip, versus the partial year of such amortization in 1998. Corporate and other expenses increased $.4 million primarily as a result of a reduction in the shared services charged to LBP, Inc. ("LBP") as described below.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

MH Segment

      Net sales of the MH segment increased 58 percent in 1998 over 1997 primarily as a result of the LCI acquisition on October 7, 1997. LCI had annual sales of $99 million for the 12 months prior to its acquisition by the Company. Excluding LCI's sales, net sales increased 16 percent largely as a result of the $13 million (58 percent) increase in sales of vinyl windows. This increase is volume related and compared favorably with the industry which reported a 5 percent increase in shipments of manufactured homes for 1998 over 1997. This growth was further enhanced by the continuation of the trend towards multi-section homes.

      Operating profit of the MH segment increased 39 percent in 1998 over 1997 primarily as a result of the LCI acquisition. Excluding LCI's results, operating profit increased 9 percent. Operating margins in 1998 did not increase proportionately with the increase in sales, as margins were adversely affected by competitive pressures in the axle and tire refurbishing product line. These competitive pressures acted to both increase purchase costs for used axles to be refurbished and to lower the selling prices of the refurbished axles. A decline in other raw material costs was offset by labor cost increases.

      As a result of the promulgation of new regulations in November 1998, the Company's customers began to use tires with new specifications. During 1998, operating results were charged approximately $.6 million to reduce the value of tires for which there is no longer a significant demand as a result of the new regulations. In addition, the supply of used tires with the new specifications that were available for refurbishing was limited, negatively impacting the Company's sales of such tires in the last two months of 1998 and early 1999.

RV Segment

      Net sales of the RV segment increased 60 percent in 1998 over 1997 primarily as a result of the LCI acquisition. However, excluding LCI's RV sales, 1998 net sales exceeded 1997 net sales by 29 percent, substantially higher than the 15 percent increase in shipments reported by the RV industry. In addition, LCI's RV chassis business reached $13 million in 1998 compared to less than $6 million on an annualized basis in 1997. LCI constructed three RV products plants in 1998 after adding two of such plants in 1997.

      Operating profit of the RV segment increased 39 percent including LCI's results and 10 percent excluding LCI's results. Operating margins did not increase proportionately with the increase in sales, as margins were reduced from 1997 as a result of competitive price pressures, higher labor costs in parts of the country and startup costs at LCI's new RV chassis facilities.

Amortization of Intangibles, Corporate and Other

      Amortization of intangibles increased by $1.6 million in 1998 primarily as a result of the goodwill and other intangibles relating to the acquisition of LCI and Coil Clip. Corporate and other expenses increased $.7 million primarily as a result of $.4 million losses on aluminum hedging contracts in 1998 compared to $.1 million gains on such contracts in 1997.

Shared Services Agreement

      Pursuant to a Shared Services Agreement, following the spin-off by the Company of LBP on July 29, 1994, the Company and LBP have shared certain administrative functions and employee services, such as management overview and

                               DREW INDUSTRIES INCORPORATED 1999 Annual Report 9


planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company has been reimbursed by LBP for such services. This Agreement has been extended and now expires on December 31, 2000 unless further extended. The Company charged fees to LBP of approximately $.1 million in 1999 and $.5 million in each of 1998 and 1997. These fees are recorded as a reduction of selling, general and administrative expenses.

Interest Expense, Net

      Interest expense, net, decreased $.5 million in 1999 as cash flow from operations, which exceeded capital expenditures and working capital needs, was utilized to reduce debt. Interest expense, net, increased $1.4 million in 1998 primarily as a result of debt incurred for the $27 million cash portion of the LCI acquisition in October 1997.

New Accounting Standards

      Statement of Financial Accounting Standards ("SFAS") No. 133--"Accounting for Derivative Instruments and Hedging Activities" establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities and measure the instruments at fair value. The accounting for changes in fair value of a derivative depends upon the intended use of such derivative. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company is still evaluating the effect of SFAS No. 133 on the financial statements and disclosure requirements.

LIQUIDITY AND CAPITAL RESOURCES

      The Statements of Cash Flows reflect the following (in thousands):

                                                 Year Ended December 31,
--------------------------------------------------------------------------------
                                         1999            1998            1997
--------------------------------------------------------------------------------
Net cash flows provided by
  operating activities                 $ 29,626        $ 17,955        $ 11,009
Net cash flows (used for)
  investment activities                $(12,963)       $(18,554)       $(42,032)
Net cash flows (used for)
  provided by financing
  activities                           $(14,243)       $  2,261        $ 30,506

      Net cash provided by operating activities, which does not include the balance of the assets and liabilities on the date of the acquisition of the operations acquired in 1998 and 1997, primarily resulted from net income. Working capital other than cash decreased $3.3 million in 1999 in response to the reduction in net sales. In 1998 and 1997, $4.3 million and $4.2 million, respectively, of operating cash flow were utilized to fund increases in working capital and other assets.

      Capital expenditures of $13.4 million in 1999 include the construction of a new manufactured housing products plant, two RV products plants, and the initial construction costs for a new efficient facility to replace an older facility that produces both manufactured housing and RV products. Cash flows used for investing activities in 1998 consisted of $10.4 million for the acquisition of Coil Clip and $8.5 million for capital expenditures, including three RV chassis factories. Such capital expenditures were primarily funded by cash flows from operations. Cash flows used for investing activities in 1997 was primarily the $31.8 million cash portion of the cost of the acquisitions of LCI and Pritt Tire and Axle, Inc. Capital expenditures for 1997 of $10.4 million include three manufactured housing products plants and the purchase of related equipment, as well as two new RV products factories. Capital expenditures for 2000 are expected to approximate $25 million primarily to accommodate the further expansion of the RV products segment. Such capital expenditures will be funded by cash flow from operations as well as Industrial Development Bonds where feasible.

      Cash flows used for financing activities for 1999 included a reduction in debt of approximately $12.4 million, and $3.9 million used to acquire treasury stock, offset by $2.0 million from the exercise of stock options. Cash flows from financing activities for 1998 included increases in debt of approximately $3.3 million, and $1.0 million from the exercise of stock options, offset by $2.1 million used to acquire treasury stock. Cash flows provided by financing activities in 1997 included increases in debt of approximately $50.7 million, of which $20.8 million was used for the acquisition of treasury stock and $31.8 million was used for acquisitions.

      The Company has outstanding $40 million of 6.95 percent, seven year Senior Notes. Amortization of the seven year Senior Notes is $8 million annually beginning on January 28, 2001.

10
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

      The Company also has a $25 million revolving credit facility with The Chase Manhattan Bank, as agent, which expires on May 15, 2002. Availability under the Company's $25 million line of credit, which is unused at December 31, 1999, combined with available cash and cash flow from operations, are adequate to finance the Company's working capital and capital expenditure requirements.

      Effective July 29, 1994, the Company spun off to its stockholders LBP (formerly known as Leslie Building Products, Inc.) including its subsidiary, Prime Acquisition Corp. ("Prime") (formerly known as Leslie-Locke, Inc.), the Company's former home improvement building products segment.

      On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Prime's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The liabilities of White Metal were primarily product liability claims and related costs, resulting from its discontinued ladder manufacturing business. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

      On May 7, 1996, the Company and its subsidiary, Kinro, and LBP and its subsidiary, Prime, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal (the "Adversary Proceeding"). The complaint sought damages in the aggregate amount of $10.6 million plus attorneys fees, of which approximately $7.5 million of tax-related claims was sought, jointly and severally, from the Company, Kinro, LBP, and Prime. On July 14, 1998, the Bankruptcy Court granted defendants' motion to dismiss the trustee's tax-related claims. Other than the dismissed tax-related claims, the trustee alleged that White Metal made certain payments to the defendants which were preferential and recoverable by White Metal, in the approximate amount of $3.1 million, of which $900,000 was sought from the Company. Pursuant to a Consent Order Settling and Compromising Claims, dated January 27, 2000 (the "Settlement"), by and among the trustee, on behalf of White Metal, and the Company, LBP, Prime, Kinro and Sears Roebuck & Co., Inc. ("Sears"), White Metal's largest creditor, the parties agreed to settle the Adversary Proceeding in consideration for payment by the defendants to White Metal's estate in the aggregate amount of $672,000, of which $186,500 was paid by the Company. The defendants, the trustee and Sears agreed to release each other, and their respective affiliates, and the trustee agreed not to appeal the Bankruptcy Court's dismissal of the tax-related claims. In connection with the Settlement, the Adversary Proceeding was terminated.

INFLATION

      The prices of raw materials, consisting primarily of aluminum, vinyl, steel, glass and tires, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. In order to hedge the impact of future price fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1999, the Company had no futures contracts outstanding.

YEAR 2000

      The "Year 2000" issue referred to the risk of disruptions of operations caused by the failure of computer-controlled systems, including systems used by third parties, to properly recognize date sensitive information when the year changed from 1999 to 2000. During the year ended December 31, 1999, the Company installed new software as part of an ongoing project to upgrade its financial and management information systems. The cost of upgrading the software occurred in the normal course of business and was not material to the results of operations or financial condition of the Company.

      The Company has not experienced any significant business disruptions due to year 2000 issues causing processing errors in its systems, or a third party's systems, including the period of operation after January 1, 2000.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      This report contains certain statements, including the Company's plans regarding its operating strategy, its products, costs, and performance and its views of industry prospects, which could be construed to be forward-looking statements within the meaning of the Securities Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance.

      The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and tires), adverse weather conditions impacting retail sales, inventory adjustments by retailers, availability and costs of labor, and interest rates. In addition, general economic conditions may affect the retail sale of manufactured homes and RV's.

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report 11
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                         Year Ended December 31,
--------------------------------------------------------------------------------------
(In thousands, except per share amounts)            1999          1998          1997
--------------------------------------------------------------------------------------
Net sales                                         $324,455      $330,640      $208,365
Cost of sales                                      249,129       262,741       162,084
--------------------------------------------------------------------------------------
  Gross profit                                      75,326        67,899        46,281
Selling, general and administrative expenses        43,392        38,957        24,520
--------------------------------------------------------------------------------------
  Operating profit                                  31,934        28,942        21,761
Interest expense, net                                3,368         3,890         2,505
--------------------------------------------------------------------------------------
  Income before income taxes                        28,566        25,052        19,256
Provision for income taxes (Note 9)                 11,375         9,835         7,262
--------------------------------------------------------------------------------------
  Net income                                      $ 17,191      $ 15,217      $ 11,994
======================================================================================
Income per common share (Note 11):
  Net income per common share (basic)             $   1.51      $   1.36      $   1.22
======================================================================================
  Net income per common share (diluted)           $   1.51      $   1.34      $   1.19
======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

12
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                      December 31,
---------------------------------------------------------------------------------------------------------
(In thousands, except shares and per share amounts)                               1999            1998
---------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                                     $   5,110       $   2,690
  Accounts receivable, trade, less allowances of $521 in 1999
    and $690 in 1998                                                               11,303          13,559
  Inventories (Note 4)                                                             33,382          35,400
  Prepaid expenses and other current assets (Note 9)                                4,390           6,032
---------------------------------------------------------------------------------------------------------
      Total current assets                                                         54,185          57,681
Fixed assets, net (Note 5)                                                         51,028          43,139
Goodwill, net (Note 3)                                                             46,087          47,887
Other assets                                                                        4,744           5,718
---------------------------------------------------------------------------------------------------------
      Total assets                                                              $ 156,044       $ 154,425
=========================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities of long-term
    indebtedness (Note 8)                                                       $   1,717       $     779
  Accounts payable, trade                                                           6,391           8,043
  Accrued expenses and other current liabilities (Note 6)                          17,107          17,229
---------------------------------------------------------------------------------------------------------
      Total current liabilities                                                    25,215          26,051
Long-term indebtedness (Note 8)                                                    44,630          57,947
Other long-term liabilities (Note 9)                                                2,110           1,665
---------------------------------------------------------------------------------------------------------
      Total liabilities                                                            71,955          85,663
---------------------------------------------------------------------------------------------------------
Commitments and contingencies (Note 10)
Stockholders' equity (Note 11)
  Common stock, par value $.01 per share: authorized 20,000,000 shares;
    issued 11,805,754 shares in 1999 and 11,513,702 shares in 1998                    118             115
  Paid-in capital                                                                  24,967          22,943
  Retained earnings                                                                64,999          47,808
---------------------------------------------------------------------------------------------------------
                                                                                   90,084          70,866
Treasury stock, at cost--509,300 shares in 1999 and 175,600 shares in 1998         (5,995)         (2,104)
---------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                   84,089          68,762
---------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                $ 156,044       $ 154,425
=========================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report  13
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                             Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                        1999            1998             1997
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                        $  17,191       $  15,217       $  11,994
  Adjustments to reconcile net income to cash flows provided by operating activities:
      Depreciation and amortization                                                     8,142           6,836           2,972
      Deferred taxes                                                                    1,054              50             325
      (Gain) loss on disposal of fixed assets                                             (82)            135             (34)
      Changes in assets and liabilities, excluding acquisitions of businesses:
        Accounts receivable, net                                                        2,256          (3,595)          2,170
        Inventories                                                                     2,018          (3,743)            (86)
        Prepaid expenses and other assets                                                 799            (392)         (3,414)
        Accounts payable, accrued expenses and other liabilities                       (1,752)          3,447          (2,918)
-----------------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by operating activities                              29,626          17,955          11,009
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                                (13,384)         (8,450)        (10,377)
  Acquisitions of companies' net assets and businesses                                                (10,449)        (31,804)
  Proceeds from sales of fixed assets                                                     421             345             149
-----------------------------------------------------------------------------------------------------------------------------
          Net cash flows used for investing activities                                (12,963)        (18,554)        (42,032)
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from private placement of Senior Notes                                                      40,000
  Proceeds from Industrial Revenue Bonds                                                                5,713
  Proceeds from other notes and loans                                                     400             500           1,560
  Proceeds under line of credit and other borrowings                                   17,550          75,000         118,150
  Repayments under line of credit and other borrowings                                (30,329)       (117,890)        (69,050)
  Acquisition of treasury stock                                                        (3,891)         (2,104)        (20,800)
  Exercise of stock options and other                                                   2,027           1,042             646
-----------------------------------------------------------------------------------------------------------------------------
          Net cash flows (used for) provided by financing activities                  (14,243)          2,261          30,506
-----------------------------------------------------------------------------------------------------------------------------
            Net increase (decrease) in cash                                             2,420           1,662            (517)
Cash and cash equivalents at beginning of year                                          2,690           1,028           1,545
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                            $   5,110       $   2,690       $   1,028
=============================================================================================================================
Supplemental disclosure of cash flows information:
  Cash paid during the year for:
    Interest on debt                                                                $   3,421       $   3,072       $   1,981
    Income taxes, net of refunds                                                    $   9,058       $  10,053       $   8,433
=============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

14
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                                  Total
                                                        Common       Treasury        Paid-In        Retained  Stockholders'
(In thousands, except shares)                            Stock         Stock         Capital        Earnings     Equity
---------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1996                             $     112     $  (3,148)      $ 17,218       $  20,597    $ 34,779

Net income                                                                                             11,994      11,994
Issuance of 85,990 shares of common stock
  pursuant to stock option plan                                1                          383                         384
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                              267                         267
Issuance of 2,154,231 shares of common stock
  in connection with the acquisition of
  Lippert Components, Inc., of which
  230,769 shares were subject to an earnout
  contingency                                                           23,948          1,399                      25,347
Purchase of 1,600,000 shares of treasury stock                         (20,800)                                   (20,800)
Costs of two-for-one split of common stock                                                (18)                        (18)
---------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1997                                   113            --         19,249          32,591      51,953

Net income                                                                                             15,217      15,217
Issuance of 150,538 shares of common stock
  pursuant to stock option plan                                2                          654                         656
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                              386                         386
Resolution of earnout contingency relating to
  230,769 shares of common stock in connection
  with the acquisition of the assets and business
  of Lippert Components, Inc.                                                           2,654                       2,654
Purchase of 175,600 shares of treasury stock                            (2,104)                                    (2,104)
---------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1998                                   115        (2,104)        22,943          47,808      68,762

Net income                                                                                             17,191      17,191
Issuance of 292,052 shares of common stock
  pursuant to stock option plan                                3                        1,230                       1,233
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                              794                         794
Purchase of 333,700 shares of treasury stock                            (3,891)                                    (3,891)
---------------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1999                             $     118     $  (5,995)      $ 24,967       $  64,999    $ 84,089
===========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report  15
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. Drew's wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro"), Lippert Components, Inc. and its subsidiaries ("LCI"), and Lippert Tire and Axle, Inc. (formerly known as Shoals Supply, Inc.) and its subsidiaries ("LTA"). Drew, through its wholly-owned subsidiaries, supplies a broad array of components for manufactured homes and recreational vehicles. All significant intercompany balances and transactions have been eliminated.

      Manufactured products include aluminum and vinyl windows, doors, chassis, chassis parts, galvanized roofing and new and refurbished axles. The Company also distributes new and refurbished tires. Approximately 76 percent of the Company's sales are made by its manufactured housing products segment and 24 percent are made by its recreational vehicles products segment. At December 31, 1999 the Company operated 39 plants in 18 states.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. Investments, which consist of government-backed money market funds are recorded at cost which approximates market value.

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

Revenue Recognition

      Revenue is recognized upon shipment of goods to customers.

Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2. SEGMENT REPORTING

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment manufactures a variety of products used in the construction of manufactured homes, including aluminum and vinyl windows and screens, chassis and chassis parts, axles, and galvanized roofing. The MH segment also imports new tires and refurbishes used axles and tires which it supplies to producers of manufactured homes.

16
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
      Information relating to segments follows (in thousands):

                                                             Segments
                                             ---------------------------------------      Corporate
                                                 MH            RV            Total        and Other      Intangibles        Total
------------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 1999
  Revenues from external customers(a)        $ 246,509      $  77,946      $ 324,455                                      $ 324,455
  Segment operating profit (loss)               28,330          8,819         37,149      $  (2,521)      $  (2,694)      $  31,934

  Segment assets(b)                             63,949         31,608         95,557         10,865          49,622         156,044
  Expenditures for long-lived assets(c)          7,311          6,049         13,360            323              54          13,737
  Depreciation and amortization                  3,830          1,309          5,139             17           2,986           8,142

Year ended December 31, 1998
  Revenues from external customers(a)        $ 271,287      $  59,353      $ 330,640                                      $ 330,640
  Segment operating profit (loss)               28,572          4,974         33,546      $  (2,162)      $  (2,442)         28,942

  Segment assets(b)                             68,256         23,842         92,098         10,225          52,102         154,425
  Expenditures for long-lived assets(c)          5,622          4,118          9,740            584          10,045          20,369
  Depreciation and amortization                  3,436            942          4,378             16           2,442           6,836

Year ended December 31, 1997
  Revenues from external customers(a)        $ 171,271      $  37,094      $ 208,365                                      $ 208,365
  Segment operating profit (loss)               20,490          3,591         24,081      $  (1,466)      $    (854)         21,761

  Segment assets(b)                             60,372         16,361         76,733          8,904          44,712         130,349
  Expenditures for long-lived assets(c)         23,344          6,034         29,378            409          34,029          63,816
  Depreciation and amortization                  1,598            504          2,102             16             854           2,972

a) One customer accounted for 14 percent, 15 percent and 16 percent, of the Company's net sales in the years ended December 31, 1999, 1998 and 1997, respectively. Another customer accounted for 10 percent of the Company's net sales in 1998 and 1997. Both segments had sales to each of such customers.
b) Segment assets include accounts receivable, inventory and fixed assets. Corporate and other assets include cash and cash equivalents, prepaid expenses and other current assets, and other assets, excluding intangible assets. Intangibles include goodwill and deferred charges which are not considered in the measurement of each segment's performance.
c) Segment expenditures for long-lived assets include capital expenditures and fixed assets purchased as part of the acquisition of companies and businesses. Expenditures for other long-term assets are not included in the segment since they are not considered in the measurement of each segment's performance.

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report  17
--------------------------------------------------------------------------------


3. ACQUISITIONS

Coil Clip, Inc.

      On December 16, 1998 the Company's subsidiary, LCI, acquired the assets and business of Coil Clip, Inc. ("Coil Clip"), a fabricator of specialty steel parts, located in Boaz, Alabama. Previously, in May 1998, LCI acquired the manufactured housing business of Coil Clip and entered into a supply agreement to purchase steel from Coil Clip.

      The purchase price consisted of cash of approximately $3.8 million for the May transaction and $6.5 million, including a $.5 million note, for the December transaction.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets based upon their respective estimated fair values at the date of acquisition. Intangible assets of approximately $3.8 million are being amortized over useful lives averaging approximately 5 years. The excess of purchase price over the fair value of the net assets acquired ("goodwill") was approximately $2.6 million, which is being amortized over 20 years. The results of the acquired business have been included in the Company's consolidated statements of income beginning December 16, 1998.

Lippert Components, Inc.

      On October 7, 1997, the Company acquired LCI for $27 million in cash and 1,923,231 shares of Drew common stock having a value of approximately $25.3 million. In addition, 230,769 shares were held in escrow pending the results of an earnout, which was achieved in October 1998. All 2,154,000 shares are restricted and are subject to a registration rights agreement. The cash portion of the transaction was financed by Drew's then existing credit facility.

      LCI manufactured products for the manufactured housing and recreational vehicle industry, consisting primarily of chassis and chassis parts, refurbished axles and tires, and galvanized roofing. The refurbishing of axles and tires, except for the Florida operation, was transferred to LTA, while LTA transferred to LCI all of its chassis parts business.

      The acquisition has been accounted for as a purchase. The aggregate purchase price has been allocated to the underlying assets and liabilities based upon their respective estimated fair values at the date of acquisition. The excess of purchase price over the fair value of the net assets acquired ("goodwill") was $32.7 million, including $2.6 million recorded in 1998 as a result of the resolution of the contingency concerning the shares subject to the earn-out, which is being amortized over 30 years. The results of the acquired business have been included in the Company's consolidated statements of income beginning October 7, 1997.

Pritt Tire and Axle, Inc.

      On May 5, 1997 the Company's subsidiary, LTA acquired the assets and business of Pritt Tire and Axle, Inc. ("Pritt") of Bristol, Indiana. Pritt refurbished axles and tires used in the transportation of manufactured homes.

      The purchase price consisted of cash of $4.4 million and a three-year warrant to purchase 40,000 shares of the common stock of Drew at $11.00 per share. As part of this transaction, in the third quarter of 1997, LTA acquired, from the former owner of Pritt, the manufacturing facility utilized by Pritt for approximately $1 million.

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

Pro Forma Results

      The following pro forma condensed consolidated results of operations for 1997 assumes that the acquisitions of LCI and Pritt had occurred at the beginning of 1997. Pro forma results of Coil Clip are not included because they are not material.

      The unaudited pro forma data below is not necessarily indicative of the future results of operations of the combined operations (in thousands, except per share amounts):

                                                                    Pro Forma
                                                                    Year Ended
                                                                    December 31,
--------------------------------------------------------------------------------
(Unaudited)                                                              1997
--------------------------------------------------------------------------------
Net sales                                                            $288,671
================================================================================
Net income                                                           $ 13,955
================================================================================
Net income per common share:
  Basic                                                              $   1.23
================================================================================
  Diluted                                                            $   1.21
================================================================================
Average common shares outstanding:
  Basic                                                                11,325
================================================================================
  Diluted                                                              11,575
================================================================================

18
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

Goodwill

      Goodwill of $46,087,000 at December 31, 1999, is net of accumulated amortization of $4,606,000. Amortization of goodwill was $1,800,000, $1,583,000 and $765,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

4. INVENTORIES

      Inventories consist of the following (in thousands):

                                                            December 31,
--------------------------------------------------------------------------------
                                                     1999                  1998
--------------------------------------------------------------------------------
Finished goods                                      $10,494              $10,629
Work in process                                       2,123                2,052
Raw materials                                        20,765               22,719
--------------------------------------------------------------------------------
Total                                               $33,382              $35,400
================================================================================

5. FIXED ASSETS

      Fixed assets, at cost, consist of the following (in thousands):

                                                 December 31,         Estimated
-----------------------------------------------------------------    Useful Life
                                            1999           1998       in Years
--------------------------------------------------------------------------------
Land                                       $ 4,931        $ 3,548
Buildings and improvements                  29,203         23,096      8 to 45
Leasehold improvements                       1,128            973      2 to 11
Machinery and equipment                     25,515         22,308      3 to 10
Transportation equipment                     1,849          1,698      3 to 7
Furniture and fixtures                       3,137          2,827      3 to 8
Construction in progress                     2,029            631
--------------------------------------------------------------------------------
                                            67,792         55,081
Less accumulated depreciation
  and amortization                          16,764         11,942
--------------------------------------------------------------------------------
 Fixed assets, net                         $51,028        $43,139
================================================================================

      Depreciation and amortization of fixed assets consists of (in thousands):

                                                    Year Ended December 31,
--------------------------------------------------------------------------------
                                               1999          1998          1997
--------------------------------------------------------------------------------

Charges to cost of sales                      $4,167        $3,459        $1,674
Charges to selling, general
  and administrative expenses                    989           786           376
--------------------------------------------------------------------------------
Total                                         $5,156        $4,245        $2,050
================================================================================

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Accrued expenses and other current liabilities consist of the following (in thousands):

                                                             December 31,
--------------------------------------------------------------------------------
                                                        1999              1998
--------------------------------------------------------------------------------
Accrued employee compensation
  and fringes                                          $ 7,718           $ 7,867
Accrued insurance                                        2,169             2,980
Income taxes                                               912               774
Accrued expenses and other                               6,308             5,608
--------------------------------------------------------------------------------
  Total                                                $17,107           $17,229
================================================================================

7. RETIREMENT AND OTHER BENEFIT PLANS

      The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $784,000, $715,000 and $336,000 to these Plans during the years ended December 31, 1999, 1998 and 1997, respectively.

8. LONG-TERM INDEBTEDNESS

      Long-term indebtedness consists of the following (in thousands):

                                                                December 31,
--------------------------------------------------------------------------------
                                                           1999           1998
--------------------------------------------------------------------------------
Senior Notes payable at the rate of
  $8,000 per annum commencing
  January 28, 2001 with interest
  payable semiannually at the rate of
  6.95% per annum                                        $40,000         $40,000
Notes payable pursuant to a credit
  agreement expiring May 15, 2002
  consisting of a revolving loan, not
  to exceed $25,000; interest at
  prime rate or LIBOR plus 1 percent                                      12,000
Industrial Revenue Bonds, payable in
  monthly installments of $61 until
  2008, interest at 5.8% per annum                         5,038           5,464
Other                                                      1,309           1,262
--------------------------------------------------------------------------------
                                                          46,347          58,726
Less current portion                                       1,717             779
--------------------------------------------------------------------------------
  Total long-term indebtedness                           $44,630         $57,947
================================================================================

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report  19
--------------------------------------------------------------------------------


      Pursuant to both the Senior Notes and the $25 million credit facility, the Company is required to maintain minimum net worth and interest and fixed charge coverages and meet certain other financial requirements. Borrowings under both facilities are secured only by capital stock of the Company's subsidiaries.

      The Company pays a commitment fee, accrued at the rate of 3/8 of 1 percent per annum, on the daily unused amount of the revolving line of credit.

      The approximate amount of maturities of long-term indebtedness (in thousands) are: 2001--$8,523; 2002--$8,499; 2003--$8,518; 2004--$8,512;
2005--$8,206; and 2006 to 2010--$2,372.

      While it is not practicable to determine the fair value of the Company's fixed rate debt, the Company believes the interest rates on similar instruments have not changed significantly. Therefore, the book value of such debt approximates fair value.

9. INCOME TAXES

      The income tax provision in the Consolidated Statements of Income is as follows (in thousands):

                                                  Year Ended December 31,
--------------------------------------------------------------------------------
                                           1999           1998             1997
--------------------------------------------------------------------------------
Current:
  Federal                                $ 9,031         $ 8,747         $ 6,312
  State                                    1,290           1,038             625
Deferred:
  Federal                                    938              37             200
  State                                      116              13             125
--------------------------------------------------------------------------------
    Total income
      tax provision                      $11,375         $ 9,835         $ 7,262
================================================================================

      The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

                                                  Year Ended December 31,
--------------------------------------------------------------------------------
                                            1999           1998            1997
--------------------------------------------------------------------------------
Income tax at Federal
  statutory rate                           $ 9,998        $ 8,768        $ 6,740
State income taxes, net of
  Federal income tax benefit                   914            683            487
Other                                          463            384             35
--------------------------------------------------------------------------------
  Provision for income taxes               $11,375        $ 9,835        $ 7,262
================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1999 and 1998 are as follows (in thousands):

                                                               December 31,
--------------------------------------------------------------------------------
                                                            1999          1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                      $  163         $  230
  Inventories                                                 569            706
  Other asset valuation allowances                            833          1,044
  Employee benefits other than pensions                       162            101
  Vacation and holiday pay                                    293            342
  Other accruals                                            1,541          2,023
--------------------------------------------------------------------------------
    Total deferred tax assets                               3,561          4,446
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                              2,756          2,585
  Long-term obligations                                         1              3
--------------------------------------------------------------------------------
    Total deferred tax liabilities                          2,757          2,588
--------------------------------------------------------------------------------
    Net deferred tax asset                                 $  804         $1,858
================================================================================

      The Company concluded that it is more likely than not that the deferred tax assets at December 31, 1999 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

      Net deferred income tax assets of $2,669,000 and $3,300,000 are included in prepaid expenses and other current assets, and net deferred tax liabilities of $1,865,000 and $1,442,000 are included in other long-term liabilities, in the Consolidated Balance Sheets at December 31, 1999 and 1998, respectively.

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

20
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

      Future minimum lease payments under operating leases at December 31, 1999 are summarized as follows (in thousands):

2000                                                                     $ 3,234
2001                                                                       2,774
2002                                                                       1,990
2003                                                                       1,210
2004                                                                         751
Thereafter                                                                   502
--------------------------------------------------------------------------------
  Total lease obligations                                                $10,461
================================================================================

      Rent expense was $3,754,000, $3,636,000 and $3,087,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

Other

      Effective July 29, 1994, the Company spun off to its stockholders LBP, Inc. ("LBP") (formerly known as Leslie Building Products, Inc.) including its subsidiary, Prime Acquisition Corp. ("Prime"), (formerly known as Leslie-Locke, Inc.), the Company's former home improvement building products segment.

      On September 30, 1994, White Metal Rolling and Stamping Corp. ("White Metal"), Prime's discontinued ladder manufacturing subsidiary, filed a voluntary petition seeking liquidation under the provisions of chapter 7 of the United States Bankruptcy Code. The liabilities of White Metal were primarily product liability claims, and related costs, resulting from its discontinued ladder manufacturing business. While Drew was named as a defendant in certain actions commenced in connection with these claims, Drew has not been held responsible, and Drew disclaims any liability for the obligations of White Metal.

      On May 7, 1996, the Company and its subsidiary, Kinro, and LBP, and its subsidiary, Prime, were served with a summons and complaint in an adversary proceeding commenced by the chapter 7 trustee of White Metal (the "Adversary Proceeding"). The complaint sought damages in the aggregate amount of $10.6 million plus attorneys fees, of which approximately $7.5 million of tax-related claims was sought, jointly and severally, from the Company, Kinro, LBP, and Prime. On July 14, 1998, the Bankruptcy Court granted defendants' motion to dismiss the trustee's tax-related claims. Other than the dismissed tax-related claims, the trustee alleged that White Metal made certain payments to the defendants which were preferential and recoverable by White Metal, in the approximate amount of $3.1 million, of which $900,000 was sought from the Company. Pursuant to a Consent Order Settling and Compromising Claims, dated January 27, 2000 (the "Settlement"), by and among the trustee, on behalf of White Metal, and the Company, LBP, Prime, Kinro and Sears Roebuck & Co., Inc. ("Sears"), White Metal's largest creditor, the parties agreed to settle the Adversary Proceeding in consideration for payment by the defendants to White Metal's estate in the aggregate amount of $672,000, of which $186,500 was paid by the Company. The defendants, the trustee and Sears agreed to release each other, and their respective affiliates, and the trustee agreed not to appeal the Bankruptcy Court's dismissal of the tax-related claims. In connection with the Settlement, the Adversary Proceeding was terminated.

      In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 1999, the Company had no futures contracts outstanding.

      The Company has employment contracts with four of its employees which expire on various dates through July 2002. The minimum commitments under these contracts are $992,000 in 2000, $607,000 in 2001, and $119,000 in 2002. In
addition, an arrangement with three employees of the Company provides for incentives to be paid, based on a percentage of profits as defined.

11. STOCKHOLDERS' EQUITY

Stock Options and Warrants

      Pursuant to the Drew Industries Incorporated Stock Option Plan (the "Plan"), the Company may grant its directors and/or key employees options to purchase Drew Common Stock. The Plan provides for the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Code and non-qualified stock options ("NQSOs"). All stock options granted to date have been NQSOs.

      Under the Plan, the Stock Option Committee ("the Committee") determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the Plan, and the exercise price of options granted under the Plan, are subject to adjustments that may be made by the Committee to

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report  21
--------------------------------------------------------------------------------


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

      Transactions in stock options under this plan are summarized as follows:

                                               Number of
                                              Option Shares        Option Price
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1996                              643,156
    Granted                                      326,000           $12.13-$12.48
    Exercised                                    (85,990)          $ 1.24-$ 6.94
    Canceled                                     (24,054)          $ 6.94-$12.13
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1997                              859,112
    Granted                                       34,000           $11.79-$12.50
    Exercised                                   (150,538)          $ 3.62-$12.13
    Canceled                                     (50,288)          $ 6.94-$12.13
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1998                              692,286
    Granted                                      556,000           $ 8.81-$11.63
    Exercised                                   (292,052)          $ 3.67-$ 6.94
    Canceled                                     (13,500)          $12.13-$12.50
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1999                              942,734           $ 6.94-$12.50
================================================================================
Exercisable at
  December 31, 1999                              202,326           $ 6.94-$12.50
================================================================================

      The respective number of shares available for granting options were 249,166, 291,666, and 275,378 at December 31, 1999, 1998 and 1997, respectively.

      The Company adopted the disclosure-only option under SFAS No.123, "Accounting for Stock-Based Compensation" ("FAS 123"). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants included no dividend yields, risk-free interest rates of 6.0 percent, 5.0 percent and 5.0 percent; assumed expected volatilities of 27.8 percent, 26.6 percent and 40.2 percent; and expected lives of 5, 5 and 5 years for 1999, 1998 and 1997, respectively.

      If compensation cost for the Company's stock option plan had been recognized in the income statement based upon the fair market method, net income would have been reduced to the pro forma amounts indicated below:

                                                   Year Ended December 31,
--------------------------------------------------------------------------------
                                              1999          1998          1997
--------------------------------------------------------------------------------
Net income (in thousands):
  As reported                               $17,191        $15,217       $11,994
  Pro forma                                 $16,902        $14,947       $11,808
Earnings per share (basic)
  As reported                               $  1.51        $  1.36       $  1.22
  Pro forma                                 $  1.48        $  1.34       $  1.20
Earnings per share (diluted)
  As reported                               $  1.51        $  1.34       $  1.19
  Pro forma                                 $  1.48        $  1.31       $  1.17

      The following table summarizes information about stock options outstanding at December 31, 1999:

 Option                                            Option
Exercise                     Shares               Remaining            Shares
 Price                     Outstanding           Life (Years)        Exercisable
--------------------------------------------------------------------------------
$ 6.94                        25,134                  1.1              12,486
$ 7.35                        10,000                  1.0              10,000
$ 8.81                       353,000                  5.9                   0
$ 9.20                        15,000                  5.0              15,000
$ 9.31                       150,000                  5.9                   0
$10.75                        15,000                  2.0              15,000
$11.63                        38,000                  5.2                   0
$11.79                        15,000                  4.0              15,000
$12.13                       292,600                  3.9             117,040
$12.48                        15,000                  3.0              15,000
$12.50                        14,000                  4.6               2,800

      Outstanding stock options expire in five to six years from the date they are granted; options vest over service periods that range from zero to five years.

      In connection with the acquisition of Pritt on May 5, 1997, the Company issued a warrant to purchase 40,000 shares of its common stock at $11 per share. The warrant expires May 5, 2000.

Treasury Stock

      Pursuant to authorizations of the Board of Directors, the Company purchased 333,700 shares of its common stock at a cost of $3,891,000 in 1999 and 175,600 shares of such stock at a cost of $2,104,000 in 1998. At December 31, 1999 the Company was authorized to purchase up to an additional 940,700 shares of its common stock.

      On February 14, 1997, the Company purchased 1.6 million shares from its chairman for $13 per share, which was below the market price at that time. These treasury shares were included in the shares issued in connection with the acquisition of LCI.

22
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
--------------------------------------------------------------------------------

Weighted Average Common Shares Outstanding

      The following reconciliation details the denominator used in the computation of basic and diluted earnings per share:

                                              Year Ended December 31,
--------------------------------------------------------------------------------
                                       1999             1998             1997
--------------------------------------------------------------------------------
Weighted average shares
  outstanding for basic
  earnings per share                11,385,400       11,178,588        9,845,138
Common stock equivalents
  pertaining to:
    Stock options                       33,579          201,724          241,678
    Warrants                               931            6,169            3,290
--------------------------------------------------------------------------------
Total for diluted shares            11,419,910       11,386,481       10,090,106
================================================================================

      The numerator is constant for both the basic and diluted earnings per share calculations.

      In connection with the acquisition of LCI on October 7, 1997, the Company issued 230,769 shares of common stock to the sellers which were held in escrow pending the results of an earnout. Such shares were not considered outstanding for the calculation of weighted average common shares until October 1998 at which time the contingency was resolved.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      Interim unaudited financial information follows (in thousands, except per share amounts):

                                              First      Second       Third        Fourth
                                             Quarter     Quarter      Quarter      Quarter       Year
--------------------------------------------------------------------------------------------------------
Year Ended December 31, 1999
  Net sales                                 $ 85,887     $ 89,209     $ 79,703     $ 69,656     $324,455
  Gross profit                                18,273       21,349       18,739       16,965       75,326
  Net income                                   3,942        5,097        4,330        3,822       17,191

  Net income per common share (basic)       $    .35     $    .44     $    .38     $    .34     $   1.51
  Net income per common share (diluted)          .34          .44          .38          .34         1.51

Year Ended December 31, 1998
  Net sales                                 $ 75,181     $ 87,325     $ 87,923     $ 80,211     $330,640
  Gross profit                                15,080       17,926       17,948       16,945       67,899
  Net income                                   3,036        4,395        4,280        3,506       15,217

  Net income per common share (basic)       $    .27     $    .39     $    .38     $    .31     $   1.36
  Net income per common share (diluted)          .27          .39          .38          .31         1.34

                             DREW INDUSTRIES INCORPORATED 1999 Annual Report  23
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------

The Board of Directors and Stockholders
Drew Industries Incorporated:

      We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1999 in conformity with generally accepted accounting principles.

     /s/ KPMG LLP

Stamford, Connecticut
February 9, 2000

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
              MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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


/s/ LEIGH J. ABRAMS

Leigh J. Abrams
President and Chief Executive Officer


/s/ Fredric M. Zinn

FREDRIC M. ZINN
Chief Financial Officer

24
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          PER SHARE MARKET PRICE RANGE
--------------------------------------------------------------------------------

      The Company's common stock is traded on the American Stock Exchange(R) under the symbol DW. A summary of the high and low closing prices of is as follows:

                                             1999                    1998
--------------------------------------------------------------------------------
                                       High        Low         High        Low
--------------------------------------------------------------------------------

Quarter Ended March 31                $12.75      $11.38      $13.38      $11.75
Quarter Ended June 30                 $13.00      $11.25      $15.13      $12.63
Quarter Ended September 30            $12.19      $ 8.75      $15.00      $11.50
Quarter Ended December 31             $ 9.69      $ 8.44      $12.88      $10.13

      The closing price per share for the common stock on March 10, 2000 was $7.50 and there were 2,103 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.

DIVIDEND INFORMATION

      Drew has not paid any cash dividends on its outstanding shares of Common Stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                   FORWARD LOOKING STATEMENTS AND RISK FACTORS
--------------------------------------------------------------------------------

This report contains certain statements, including the Company's plans regarding its operating strategy, its products and performance and its views of industry prospects, which could be construed to be forward-looking statements within the meaning of the Securities Exchange Act of 1934. These statements reflect the Company's current views with respect to future plans, events and financial performance.

The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and tires), adverse weather conditions impacting retail sales, inventory adjustments by retailers, availability and costs of labor, and interest rates. In addition, general economic conditions may affect the retail sale of manufactured homes and RV's.

DREW
DREW INDUSTRIES INCORPORATED
200 Mamaroneck Avenue
White Plains, NY 10601