Form 10-K405, Exhibit 13
period 2000-12-31
DREW INDUSTRIES INCORPORATED
filed 2001-03-28
CIK 763744

2000 ANNUAL REPORT
--------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

                                      DREW
                            INDUSTRIES INCORPORATED

                               [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

--------------------------------------------------------------------------------
                                CORPORATE PROFILE
--------------------------------------------------------------------------------

DREW, through its wholly-owned subsidiaries, Kinro, Inc., and Lippert Components, Inc., supplies a wide variety of components for manufactured homes and recreational vehicles. Drew operates 42 manufacturing facilities in 18 states and Canada, strategically located in proximity to our customers to minimize freight costs and reduce delivery times. Drew employs over 2,500 employees dedicated to ensuring the continued success of the Company by producing quality products and responding to the needs of its customers.

DREW's manufactured housing products segment produces vinyl and aluminum windows and screens, chassis and chassis parts, new and refurbished axles and galvanized roofing. This segment also distributes new and refurbished tires. On average, Drew supplies about $750 of components for each manufactured home built in the United States.

DREW's recreational vehicle products segment manufactures RV windows, doors and chassis. In 2000, sales of this segment increased 30%, and now account for 35% of Drew's consolidated sales, up from 24% in 1999.

   [The following table was depicted as a pie chart in the printed material.]

                                                [PIE CHART OMITTED]

Recreational vehicle product Segment 35%
Manufactured Housing product Segment 65%

                                     D R E W

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

                             SELECTED FINANCIAL DATA

      The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                           Year Ended December 31,
                                          --------
                                            2000          1999       1998       1997       1996
-------------------------------------------------------------------------------------------------
Operating Data
Net sales                                 $287,765      $324,455   $330,640   $208,365   $168,151
-------------------------------------------------------------------------------------------------
Operating profit                          $  7,535(1)   $ 31,934   $ 28,942   $ 21,761   $ 20,990
-------------------------------------------------------------------------------------------------
Income before income taxes                $  3,576      $ 28,566   $ 25,052   $ 19,256   $ 20,664
Provision for income taxes                   2,029        11,375      9,835      7,262      8,092
-------------------------------------------------------------------------------------------------
Net income                                $  1,547      $ 17,191   $ 15,217   $ 11,994   $ 12,572
=================================================================================================
Income per common share:
  Net income per common share (basic)     $    .15      $   1.51   $   1.36   $   1.22   $   1.18
-------------------------------------------------------------------------------------------------
  Net income per common share (diluted)   $    .15      $   1.51   $   1.34   $   1.19   $   1.15
=================================================================================================
Financial Data
Working capital                           $ 22,367      $ 28,970   $ 31,630   $ 24,009   $ 16,138
Total assets                              $159,298      $156,044   $154,425   $130,349   $ 55,283
Long-term obligations                     $ 58,321      $ 46,740   $ 59,612   $ 56,130   $  4,938
Stockholders' equity                      $ 72,164(2)   $ 84,089   $ 68,762   $ 51,953   $ 34,779
=================================================================================================

1) After a non-cash charge of $6,897,000 to reflect an impairment of goodwill, as well as an accrual of $409,000 for plant closing expenses, related to the Company's axle and tire refurbishing operation.
2)    After purchase of 1,640,025 shares of treasury stock for $13,472,000.

   [The following table was depicted as a bar chart in the printed material.]

                              [BAR CHARTS OMITTED]

                                  '96       '97       '98       '99       '00
                                 -----     -----     -----     -----     ----
Net Sales                        $ 168     $ 208     $ 331     $ 324     $288
(dollars in millions)

Net Income                       $12.6     $12.0     $15.2     $17.2     $1.5
(dollars in millions)

Net Income Per Common Share      $1.15     $1.19     $1.34     $1.51     $.15
(diluted) (in dollars)


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                                 [PHOTO OMITTED]

--------------------------------------------------------------------------------
                             LETTER TO STOCKHOLDERS:
--------------------------------------------------------------------------------

For the first time since 1991, we report lower sales and operating profit than the prior year, in part as a result of lower industry-wide sales of manufactured homes and recreational vehicles.

Sales by the Company's manufactured housing ("MH") products segment declined 24 percent in 2000, mirroring the 28 percent industry-wide reduction in the production of manufactured homes. On the positive side, the Company's MH window product line achieved market share gains offsetting part of the industry-wide decline. However, sales of MH axle and tire products were lower substantially due to market share losses and lower selling prices. The 24 percent sales decline experienced by the MH products segment, along with competitive pricing pressures, rising production costs, and facility start-up costs and related production inefficiencies, caused the operating profit of this segment to fall 56 percent to $12.6 million for 2000.

The slump in the manufactured housing industry, which began in the spring of 1999, continued throughout 2000. Although some progress has reportedly been made in reducing the inventory of homes at manufacturers and retail dealers, an oversupply persists. The problem is exacerbated by the lack of mortgage financing and higher mortgage interest rates, along with increased repossessions of homes by lenders. While the recent interest rate cuts should help, we do not anticipate any significant increase in industry-wide production of manufactured homes until (i) inventory levels are further reduced, (ii) repossessions return to more normal levels, (iii) credit availability improves, and (iv) manufactured housing mortgage interest rates decline.

Sales by the Company's recreational vehicle ("RV") products segment increased nearly 30 percent in 2000, despite a 4 percent decline in industry-wide shipments of towable RVs, which decline began in the latter part of the year. The Company's RV chassis product line continued to experience dramatic growth, with sales increasing 80 percent in 2000. This sales increase was made possible by the opening of five


----
 2

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

new manufacturing facilities during 2000. Sales of RV window and door products also increased 8 percent due to market share gains. Although sales increased, operating profit of this segment declined 22 percent, partly as a result of start-up costs and lower operating efficiencies at the newly constructed RV chassis facilities. Competitive pricing pressures and higher labor costs also reduced profit levels.

Sales of RVs have historically been closely tied to consumer confidence levels, which declined in recent months, after being very high for a number of years. Industry-wide sales of RVs fell 19 percent in the fourth quarter of 2000, and are likely to suffer if consumer confidence continues to fall. Some analysts believe the decline in sales by RV producers has, in part, been the result of efforts by retailers to reduce inventory and thus lower interest costs. This is supported by industry retail shipment statistics which are $.4 million down less than production. Again, recent interest rate cuts should help alleviate this problem.

During the past few years, the axle and tire operation of our manufactured housing products segment has not performed well, primarily due to increased competition which severely affected operating margins. The Company has determined that goodwill related to this operation had been impaired and a non-cash charge of $6.9 million was recorded in the fourth quarter, as well as related plant closing charges of $.4 million. In January 2001 the axle operation closed two of its five factories.

Despite the down-turn, we believe in the long-term prospects of the industries we serve and our Company. Thus during 2000, Drew took several actions that we hope will benefit stockholders in the long run. The Company acquired 1.6 million shares of its Common Stock in the open market for approximately $13.5 million. In addition, we expended $22 million for five new manufacturing facilities and other capital improvements, primarily for the Company's RV segment. Although these factories experienced significant startup costs and were not profitable in 2000, they are expected to achieve profitability in the current year.

The industry-wide declines in the manufactured housing and recreational vehicle industries are expected to continue into at least the middle of 2001. Therefore competitive price pressures may limit the Company's ability to pass cost increases through to its customers. As a result, the Company's operating results for the first half of 2001 are not anticipated to reach year-ago levels. The Company will continue its efforts to reduce costs wherever practicable, and management believes that operating efficiencies at its new facilities will continue to improve through the year.

We thank all of our employees for their continued dedication and hard work.

Sincerely,


/s/ Edward W. Rose, III                   /s/ Leigh J. Abrams

Edward W. Rose, III                       Leigh J. Abrams
Chairman of the Board                     President and Chief Executive Officer


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                                STRATEGIC VISION
--------------------------------------------------------------------------------

Drew's long-term goal is to enhance value for our stockholders.

Our strategies are simple and direct:

o     Satisfy customer needs while recognizing opportunities.

                                                               [GRAPHIC OMITTED]

o     Emphasize profitability.

o     Align management incentives with our goal to increase stockholder value.

While annual results may vary, we believe that long-term adherence to these strategies will enable us to achieve our goal.

   [The following table was depicted as a bar chart in the printed material.]

                              [BAR CHART OMITTED]

                                  '96       '97       '98       '99       '00
                                 -----     -----     -----     -----     ----

Book Value (per share)           $3.24     $4.57     $6.06     $7.44     $7.47
(in dollars)


----
 4

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

--------------------------------------------------------------------------------
                                STRATEGIC VISION
--------------------------------------------------------------------------------

Satisfy customer needs while recognizing opportunities

Management's key functions are to guide the Company through the complex daily demands of effectively and efficiently meeting the needs of customers, while maintaining the vision to recognize opportunities that present superior profit potential.

Drew's key executives have decades of industry experience. They are keenly aware that opportunities can be found both in periods of expansion and contraction.

Drew's continued profitability during the current down turn in our industries results from management's ability to respond quickly to the changing business environment, as well as from our status as a valued supplier and partner to our customers. Management has also recognized trends and seized the opportunities which led to the rapid growth of our vinyl window and RV chassis product lines.

Emphasize profitability

Drew's management seizes opportunities for profit growth. Thus, we will make acquisitions, but only at reasonable prices, and we will introduce new product lines only when they have adequate profit potential.

While Drew continues to seek expansion through acquisition and internal growth, we remain focused on evaluating the long-term profit potential of expansion opportunities. Although growth is always accompanied by risk, we carefully analyze the risks against the success likely to be achieved.

Align management incentives with our goal to increase stockholder value

Effective management compensation plans motivate the success of corporate strategies.

Drew has a long standing policy of rewarding operating management and employees through profit incentive programs and a stock option plan. This policy is designed to align employee interests with those of stockholders.

Drew encourages management to maintain ownership of Drew stock. Directors and key management own more than 50 percent of Drew's common shares, ensuring that they continually strive to enhance stockholder value.


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                               [GRAPHIC OMITTED]

--------------------------------------------------------------------------------
                                   INDUSTRIES
--------------------------------------------------------------------------------

MANUFACTURED HOUSING

Manufactured housing offers the homeowner value and quality. Manufactured homes are built entirely in a factory-controlled environment, in accordance with strict federally regulated building codes. In 1999, the average cost per square foot of a manufactured home was $29.46, more than 50 percent less than the cost of a site-built home. Approximately 19 million people currently reside full-time in over 8 million manufactured homes in the U.S.

   [The following table was depicted as a bar chart in the printed material.]

                              [BAR CHART OMITTED]

                                  '96       '97       '98       '99       '00
                                 -----     -----     -----     -----     ----
Manufactured Housing Products     $134      $171      $271      $247      $187
Segment Sales
(dollars in thousands)

RECREATIONAL VEHICLES

By combining transportation and temporary living quarters, RV travelers have the freedom and flexibility to travel where and when they want.

Demographic trends continue to favor long-term growth in the RV industry. Every day 12,000 people in the U.S. reach the age of 50, the prime age for RV buyers. About 8.6 million families in the U.S. own a motorized or towable RV and this is expected to continue to grow over the next decade. [GRAPHIC OMITTED]

   [The following table was depicted as a bar chart in the printed material.]

                              [BAR CHART OMITTED]

                                  '96       '97       '98       '99       '00
                                 -----     -----     -----     -----     ----
RV Products                       $ 34      $ 37      $ 59      $ 78     $101
Segment Sales
(dollars in thousands)

                                                               [GRAPHIC OMITTED]


----
 6

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

--------------------------------------------------------------------------------
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment, which accounted for 65 percent of consolidated sales in 2000, manufactures a variety of components used in the construction of manufactured homes, including aluminum and vinyl windows and screens, chassis and chassis parts, axles, and galvanized roofing. The MH segment also imports new tires and refurbishes used axles and tires which it supplies to producers of manufactured homes. The RV segment, which accounted for 35 percent of consolidated sales in 2000, manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis. The MH segment and the RV segment primarily sell their products to the producers of manufactured homes and recreational vehicles, respectively. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales.

      The Company's operations are performed through its four primary operating subsidiaries. Kinro, Inc. ("Kinro") and Lippert Components, Inc. ("LCI") have operations in both the MH and RV segments, while Lippert Tire and Axle, Inc. ("LTA") and Coil Clip, Inc. ("Coil Clip") operate entirely within the MH segment and are suppliers to LCI. At December 31, 2000, the Company's subsidiaries operated 42 plants in 18 states and Canada.

RESULTS OF OPERATIONS

      Net sales and operating profit are as follows (in thousands):

                                                      Year Ended December 31,
                                                 ----
                                                 2000         1999       1998
--------------------------------------------------------------------------------
Net sales:
  MH segment                                   $186,593    $246,509    $271,287
  RV segment                                    101,172      77,946      59,353
--------------------------------------------------------------------------------
    Total                                      $287,765    $324,455    $330,640
================================================================================
Operating profit:
  MH segment                                   $ 12,574    $ 28,330    $ 28,572
  RV segment                                      6,853       8,819       4,974
  Amortization of intangibles                    (2,694)     (2,694)     (2,442)
  Writedown of intangibles                       (6,897)
  Corporate and other                            (2,301)     (2,521)     (2,162)
--------------------------------------------------------------------------------
    Total                                       $ 7,535    $ 31,934    $ 28,942
================================================================================

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

MH Segment

      Net sales of the MH segment declined 24 percent in 2000 from 1999 primarily as a result of a decline in industry-wide shipments of manufactured homes. Industry shipments declined 28 percent for the year after a decline of 7 percent for the year 1999. The Company's market share of vinyl window sales continues to expand as sales of such windows decreased only 1 percent in 2000. Sales of axles and tires were down 32 percent primarily as a result of the continuation of competitive pressures in the refurbished products line.

      The slump in the manufactured housing industry, which began in the spring of 1999, continued throughout 2000. Although some progress has reportedly been made in reducing the inventory of homes at manufacturers and retail dealers, an oversupply persists. The problem is exacerbated by the lack of mortgage financing and higher mortgage interest rates, along with increased repossessions of homes by lenders. While the recent interest rate cuts should help, the Company does not anticipate any significant increase in industry-wide production of manufactured homes until (i) inventory levels are further reduced, (ii) repossessions return to more normal levels, (iii) credit availability improves, and (iv) manufactured housing mortgage interest rates decline.

      Operating profit of the MH segment decreased $16 million (56 percent) in 2000 from 1999 primarily as a result of the reduction in sales. In addition, increases in the cost of labor and services could not be fully passed on to the customers due to competition. For the year 2000, plant consolidation, start-up costs and related production inefficiencies of about $1.0 million also impacted operating profit. Selling, general and administrative expenses were down in dollar terms, however, they increased as a percentage of sales due to the effect of lower sales on fixed costs.

      Drew's axle and tire refurbishing operation has not performed well over the past several years, primarily due to increased competition, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this operation had been impaired. Based upon this


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

evaluation, it was determined that goodwill had been impaired, resulting in a non-cash charge of $6,897,000, which, along with a charge of $409,000 for plant closing expenses, were recorded in the fourth quarter. The goodwill impairment charge is not included in the MH segment results in the above table. In January 2001, the axle and tire refurbishing operation closed two of its five factories.

      It is anticipated that lower sales and higher labor costs in certain areas will continue to adversely affect operating results in the near term. Margins of the manufactured housing segment for the year 2001 are also expected to be adversely affected by the continuation of competitive price pressures until at least the middle part of 2001. While start-up costs are expected to be lower in the future, it is anticipated that until the manufactured housing industry recovers, operating margins are unlikely to significantly improve.

RV Segment

      Net sales of the RV segment increased 30 percent for 2000 compared to 1999. The five manufacturing plants opened by the Company in 2000 were primarily to accommodate the expansion of the Company's RV chassis product line, which reflected an 80 percent increase in sales. In addition, sales of RV windows and doors increased 8 percent. The RV industry reported a 4 percent decline in shipments in 2000.

      Operating profit of the RV segment decreased 22 percent for the year 2000. Such reduction in operating profit was largely due to plant consolidation, start-up costs and related production inefficiencies of $1.7 million. Excluding these start-up and related costs, operating profit of this segment was 8.5 percent of net sales in 2000 compared to 11 percent in 1999. This decline resulted largely from increased material and labor costs that could not be passed on to customers due to competition.

      Margins of the RV segment for the year 2001 are expected to be adversely affected by the continuation of competitive price pressures at least through the early part of 2001.

Amortization and Writedown of Intangibles, Corporate and Other

      Amortization and writedown of intangibles in 2000 include a non-cash charge of $6.9 million to reflect an impairment of goodwill relating to the Company's axle and tire refurbishing operation. Amortization of goodwill in future periods will be reduced by approximately $.3 million per annum. Corporate and other expenses decreased $.2 million largely as a result of a reduction in incentive compensation.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

MH Segment

      Net sales of the MH segment declined 9 percent in 1999 from 1998 primarily as a result of a decline in industry-wide shipments of manufactured homes. Industry shipments declined 7 percent for the year after being 1 percent ahead of the prior year for the first half of 1999. The Company's market share of vinyl window sales continued to expand as sales of such windows increased more than 10 percent in 1999, while sales of axles and tires were down 25 percent primarily as a result of competitive pressures in the refurbished products line. The Company's customers, the producers of manufactured homes, had recently closed factories and cut back manufacturing schedules, due to the combination of excessive inventory of manufactured homes maintained by manufacturers and retailers, as well as declining retail sales due to tightening of mortgage credit and increasing repossessions.

      Despite the 9 percent decline in sales, operating profit of the MH segment decreased less than 1 percent from 1998. Gross margin percent improved, as the adverse effect of lower sales, competitive pressures in the axle and tire refurbishing product line and higher hourly labor costs were more than offset by temporary declines in certain raw material costs. The improvement in gross margin percent was partially offset by increases in selling, general and administrative expenses as a percentage of sales, reflecting the effect of reduced sales on fixed costs.

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

      Operating profit increased 77 percent in 1999, as operating margins rose to 11 percent in 1999 from 8 percent in 1998. The improvement in operating margins resulted in part, from greater efficiencies at the new RV chassis facilities opened in 1998, as well as temporary declines in certain raw material costs. Production costs and operating efficiencies at the Company's mature RV facilities also improved. The improvement in gross margin was partially offset by increases in selling, general and


----
 8

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

administrative expenses including incentive compensation, which is based on profits at certain of the Company's divisions, and additional general and administrative costs at the recently opened RV chassis facilities.

Amortization of Intangibles, Corporate and Other

      Amortization of intangibles increased by $.3 million in 1999, primarily as a result of the effect of the full year in 1999 of the amortization of goodwill and other intangibles relating to the acquisition of Coil Clip, versus the partial year of such amortization in 1998. Corporate and other expenses increased $.4 million primarily as a result of a reduction in the shared services charged to LBP, Inc. ("LBP") as described below.

Shared Services Agreement

      Pursuant to a Shared Services Agreement, following the spin-off by the Company of LBP on July 29, 1994, the Company and LBP have shared certain administrative functions and employee services, such as management overview and planning, tax preparation, financial reporting, coordination of independent audit, stockholder relations, and regulatory matters. The Company has been reimbursed by LBP for such services. This Agreement has been extended and now expires on December 31, 2001 and may be further extended. The Company charged fees to LBP of approximately $.2 million in 2000, $.1 million in 1999 and $.5 million in 1998. These fees are recorded as a reduction of selling, general and administrative expenses.

Interest Expense, Net

      Interest expense, net increased $.6 million in 2000 as debt was increased to fund $22 million of capital expenditures, as well as $13 million of treasury stock purchases, offset by cash flow from operations.

      Interest expense, net, decreased $.5 million in 1999 as cash flow from operations, which exceeded capital expenditures and working capital needs, was utilized to reduce debt.

New Accounting Standards

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which delays the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities," which amends some of the provisions of SFAS No. 133. The Company has adopted the provisions of SFAS No. 133 and SFAS No. 138 effective January 1, 2001. The adoption of these statements does not have a material impact on the earnings or financial position of the Company.

LIQUIDITY AND CAPITAL RESOURCES

      The Statements of Cash Flows reflect the following (in thousands):

                                                                   Year Ended December 31,
                                                                ----
                                                                2000         1999       1998
-----------------------------------------------------------------------------------------------
Net cash flows provided by operating activities               $  9,853    $ 29,626    $ 17,955
Net cash flows (used for) investment activities               $(21,537)   $(12,963)   $(18,554)
Net cash flows provided by (used for ) financing activities   $  7,124    $(14,243)   $  2,261

      Net cash provided by net income was partially offset by changes in operating assets in 2000. In addition to seasonal changes in operating assets, days sales in accounts receivable increased, although no significant customer delinquencies were experienced. Inventories increased in 2000 compared to a decrease last year, partly because of the slowdown in sales as well as the higher inventory requirement of the expanding RV segment. The Company has reduced inventories by $5 million from this year's highest level and inventory reduction efforts continue. Working capital other than Management's Discussion and Analysis of Financial Condition and Results of operations cash decreased $3.3 million in 1999 in response to the reduction in net sales late in 1999. In 1998, $4.3 million of operating cash flow was utilized to fund increases in working capital and other assets.

      Cash flows used for investing activities consisted of capital expenditures, including five factories constructed by LCI, primarily to accommodate the expansion of the RV chassis product lines. Capital expenditures for 2000 were approximately $22 million, which was funded from cash flow from operations and borrowings under the Company's line of credit, as well as approximately $5 million of Industrial Revenue Bonds. Capital expenditures of $13.4 million in 1999 included the construction of a new manufactured housing products plant, two RV products plants, and the initial costs of replacement of a plant that manufactures products from both of the Company's segments by a larger and more efficient plant. Cash flows used for investing


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

activities in 1998 consisted of $10.4 million for the acquisition of Coil Clip and $8.5 million for capital expenditures, including three RV chassis factories. Such capital expenditures were primarily funded by cash flows from operations. Capital expenditures for 2001 are expected to be $7 to $9 million. Such capital expenditures will be funded by cash flow from operations as well as real estate and equipment financing where feasible.

      Cash flows provided by financing activities for 2000 included increases in debt of approximately $20.6 million offset by $13.5 million used to acquire treasury stock. Cash flows used for financing activities for 1999 included a reduction in debt of approximately $12.4 million, and $3.9 million used to acquire treasury stock, offset by $2.0 million from the exercise of stock options. Cash flows provided by financing activities for 1998 included increases in debt of approximately $3.3 million, and $1.0 million from the exercise of stock options, offset by $2.1 million used to acquire treasury stock.

      On June 16, 2000, the Company purchased 1,449,425 shares of its common stock at $8.00 per share, net to the sellers in cash, or an aggregate of $11.8 million including expenses, pursuant to a self-tender offer. Earlier in 2000, the Company purchased, on the open market, 190,000 shares of its common stock at an average cost of $8.80 per share. The Company used its line of credit to purchase such shares. The line of credit was increased from $25 million to $30 million to accommodate the purchase of shares.

      The Company has outstanding $40 million of 6.95 percent, seven year Senior Notes. Repayment of these notes is due $8 million annually beginning on January 28, 2001.

      The Company also has a $30 million revolving credit facility with The Chase Manhattan Bank, as agent, which expires on May 15, 2002. Availability under the Company's $30 million line of credit, which was $10.8 million at December 31, 2000, combined with available cash and cash flow from operations, as well as anticipated real estate and equipment financing, are adequate to finance the Company's working capital and capital expenditure requirements.

INFLATION

      The prices of raw materials, consisting primarily of aluminum, vinyl, steel, glass and tires, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. In order to hedge the impact of future price fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 2000, the Company had no futures contracts outstanding.

      As described above, operating profits have been adversely affected by increases in labor rates and other costs, which could not be fully passed on to customers due to competition.


----
 10

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

--------------------------------------------------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
                    (In thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                      Year Ended December 31,
                                                  --------
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Net sales                                         $287,765   $324,455   $330,640
Cost of sales                                      230,600    249,129    262,741
--------------------------------------------------------------------------------
  Gross profit                                      57,165     75,326     67,899
Selling, general and administrative expenses        42,733     43,392     38,957
Writedown of goodwill                                6,897
--------------------------------------------------------------------------------
  Operating profit                                   7,535     31,934     28,942
Interest expense, net                                3,959      3,368      3,890
--------------------------------------------------------------------------------
  Income before income taxes                         3,576     28,566     25,052
Provision for income taxes (Note 9)                  2,029     11,375      9,835
--------------------------------------------------------------------------------
  Net income                                      $  1,547   $ 17,191   $ 15,217
================================================================================
Income per common share (Note 11):
  Net income per common share (basic)             $    .15   $   1.51   $   1.36
================================================================================
  Net income per common share (diluted)           $    .15   $   1.51   $   1.34
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
               (In thousands, except shares and per share amounts)
--------------------------------------------------------------------------------

                                                              December 31,
                                                        ---------
                                                           2000          1999
--------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                             $     550     $   5,110
  Accounts receivable, trade, less allowances
    of $1,023 in 2000 and $521 in 1999                     13,451        11,303
  Inventories (Note 4)                                     33,703        33,382
  Prepaid expenses and other current
    assets (Note 9)                                         3,476         4,390
--------------------------------------------------------------------------------
    Total current assets                                   51,180        54,185
Fixed assets, net (Note 5)                                 66,301        51,028
Goodwill, net (Note 3)                                     37,240        46,087
Other assets (Note 9)                                       4,577         4,744
--------------------------------------------------------------------------------
    Total assets                                        $ 159,298     $ 156,044
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities
    of long-term indebtedness (Note 8)                  $   8,867     $   1,717
  Accounts payable, trade                                   5,435         6,391
  Accrued expenses and other current liabilities
    (Note 6)                                               14,511        17,107
--------------------------------------------------------------------------------
    Total current liabilities                              28,813        25,215
Long-term indebtedness (Note 8)                            58,076        44,630
Other long-term liabilities (Note 9)                          245         2,110
--------------------------------------------------------------------------------
    Total liabilities                                      87,134        71,955
--------------------------------------------------------------------------------
Commitments and contingencies (Note 10)
Stockholders' equity (Note 11)
  Common stock, par value $.01 per share:
    authorized 20,000,000 shares; issued
    11,805,754 shares in 2000 and 1999                        118           118
  Paid-in capital                                          24,967        24,967
  Retained earnings                                        66,546        64,999
--------------------------------------------------------------------------------
                                                           91,631        90,084
Treasury stock, at cost--2,149,325 shares in
  2000 and 509,300 shares in 1999                         (19,467)       (5,995)
--------------------------------------------------------------------------------
    Total stockholders' equity                             72,164        84,089
--------------------------------------------------------------------------------
    Total liabilities and stockholders' equity          $ 159,298     $ 156,044
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


----
 12

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
                                 (In thousands)
--------------------------------------------------------------------------------

                                                                                       Year Ended December 31,
                                                                                 ---------
                                                                                    2000         1999         1998
---------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                     $   1,547    $  17,191    $  15,217
  Adjustments to reconcile net income to cash flows provided by operating activities:
      Depreciation and amortization                                                  8,954        8,142        6,836
      Writedown of goodwill                                                          6,897
      Deferred taxes                                                                (2,304)       1,054           50
      Loss (gain) on disposal of fixed assets                                          264          (82)         135
      Changes in assets and liabilities, excluding acquisitions of businesses:
        Accounts receivable, net                                                    (2,148)       2,256       (3,595)
        Inventories                                                                   (321)       2,018       (3,743)
        Prepaid expenses and other assets                                              363          799         (392)
        Accounts payable, accrued expenses and other liabilities                    (3,399)      (1,752)       3,447
---------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by operating activities                            9,853       29,626       17,955
---------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                             (21,890)     (13,384)      (8,450)
  Acquisitions of companies' net assets and businesses                                                       (10,449)
  Proceeds from sales of fixed assets                                                  353          421          345
---------------------------------------------------------------------------------------------------------------------
          Net cash flows used for investing activities                             (21,537)     (12,963)     (18,554)
---------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from private placement of Senior Notes                                                             40,000
  Proceeds from Industrial Revenue Bonds                                             4,561                     5,713
  Proceeds from other notes and loans                                                  350          400          500
  Proceeds under line of credit and other borrowings                                88,995       17,550       75,000
  Repayments under line of credit and other borrowings                             (73,310)     (30,329)    (117,890)
  Acquisition of treasury stock                                                    (13,472)      (3,891)      (2,104)
  Exercise of stock options and other                                                             2,027        1,042
---------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by (used for) financing activities                 7,124      (14,243)       2,261
---------------------------------------------------------------------------------------------------------------------
            Net (decrease) increase in cash                                         (4,560)       2,420        1,662
Cash and cash equivalents at beginning of year                                       5,110        2,690        1,028
---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                         $     550    $   5,110    $   2,690
=====================================================================================================================
Supplemental disclosure of cash flows information: Cash paid during the year for:
    Interest on debt                                                             $   4,103    $   3,421    $   3,072
    Income taxes, net of refunds                                                 $   3,653    $   9,058    $  10,053
=====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
                          (In thousands, except shares)
--------------------------------------------------------------------------------

                                                                                                             Total
                                                       Common      Treasury      Paid-In     Retained    Stockholders'
                                                        Stock       Stock        Capital     Earnings       Equity
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1997                            $    113     $     --      $ 19,249     $ 32,591     $ 51,953
Net income                                                                                      15,217       15,217
Issuance of 150,538 shares of common stock
  pursuant to stock option plan                              2                        654                       656
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                          386                       386
Resolution of earnout contingency relating to
  230,769 shares of common stock in connection
  with the acquisition of the assets and business
  of Lippert Components, Inc.                                                       2,654                     2,654
Purchase of 175,600 shares of treasury stock                         (2,104)                                 (2,104)
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1998                                 115       (2,104)       22,943       47,808       68,762
Net income                                                                                      17,191       17,191
Issuance of 292,052 shares of common stock
  pursuant to stock option plan                              3                      1,230                     1,233
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                          794                       794
Purchase of 333,700 shares of treasury stock                         (3,891)                                 (3,891)
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1999                                 118       (5,995)       24,967       64,999       84,089
Net income                                                                                       1,547        1,547
Purchase of 1,640,025 shares of treasury stock                      (13,472)                                (13,472)
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 2000                            $    118     $(19,467)     $ 24,967     $ 66,546     $ 72,164
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


----
 14

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

--------------------------------------------------------------------------------
                                    NOTES TO
--------------------------------------------------------------------------------
                        CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. Drew's wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro"), Lippert Components, Inc. and its subsidiaries ("LCI"), and Lippert Tire and Axle, Inc. and its subsidiaries ("LTA"). Drew, through its wholly-owned subsidiaries, supplies a broad array of components for manufactured homes and recreational vehicles. All significant intercompany balances and transactions have been eliminated. Certain prior year balances have been reclassified to conform with current presentation.

      Manufactured products include aluminum and vinyl windows, doors, chassis, chassis parts, galvanized roofing and new and refurbished axles. The Company also distributes new and refurbished tires. In 2000, approximately 65 percent of the Company's sales were made by its manufactured housing products segment and 35 were made by its recreational vehicles products segment. At December 31, 2000, the Company operated 42 plants in 18 states and Canada.

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

Goodwill

      Goodwill is the excess of cost over the fair value of net tangible assets acquired and is amortized on a straight-line basis primarily over thirty years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to the goodwill and other long-lived assets of the subsidiary. Based on its review, the Company recorded an impairment charge of $6,897,000 on the goodwill applicable to its axle and tire refurbishing business.

Revenue Recognition

      Revenue is recognized upon shipment of goods to customers.

Shipping and Handling Costs

      The Company records shipping and handling costs within selling, general and administrative expenses. Such costs aggregated $11,357,000, $11,151,000 and $10,441,000 in 2000, 1999 and 1998, respectively.

Use of Estimates

      Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

      Information relating to segments follows (in thousands):

                                                     Segments
                                          ------------------------------   Corporate
                                             MH         RV        Total    and Other   Intangibles    Total
-------------------------------------------------------------------------------------------------------------
Year ended December 31, 2000
  Revenues from external customers(a)     $186,593   $101,172   $287,765                             $287,765
  Segment operating profit (loss)           12,574      6,853     19,427   $(2,301)    $(9,591)(b)      7,535
  Segment assets(c)                         61,792     51,614    113,406     5,790      40,102        159,298
  Expenditures for long-lived assets(d)      7,793     14,083     21,876        14                     21,890
  Depreciation and amortization              4,003      1,979      5,982        18       2,954          8,954
Year ended December 31, 1999
  Revenues from external customers(a)     $246,509   $ 77,946   $324,455                             $324,455
  Segment operating profit (loss)           28,330      8,819     37,149   $(2,521)    $(2,694)        31,934
  Segment assets(c)                         63,949     31,608     95,557    10,865      49,622        156,044
  Expenditures for long-lived assets(d)      7,311      6,049     13,360       323          54         13,737
  Depreciation and amortization              3,830      1,309      5,139        17       2,986          8,142
Year ended December 31, 1998
  Revenues from external customers(a)     $271,287   $ 59,353   $330,640                             $330,640
  Segment operating profit (loss)           28,572      4,974     33,546   $(2,162)    $(2,442)        28,942
  Segment assets(c)                         68,256     23,842     92,098    10,225      52,102        154,425
  Expenditures for long-lived assets(d)      5,622      4,118      9,740       584      10,045         20,369
  Depreciation and amortization              3,436        942      4,378        16       2,442          6,836

(a) One customer accounted for 15 percent, 14 percent and 15 percent of the Company's net sales in the years ended December 31, 2000, 1999 and 1998, respectively. Another customer accounted for 10 percent of the Company's net sales in 1998. Both segments had sales to each of such customers.
(b) After a non-cash charge of $6,897,000 to reflect an impairment of goodwill related to the Company's axle and tire refurbishing operation.
(c) Segment assets include accounts receivable, inventory and fixed assets. Corporate and other assets include cash and cash equivalents, prepaid expenses and other current assets, and other assets, excluding intangible assets. Intangibles include goodwill and deferred charges which are not considered in the measurement of each segment's performance.
(d) Segment expenditures for long-lived assets include capital expenditures and fixed assets purchased as part of the acquisition of companies and businesses. Expenditures for other long-term assets are not included in the segment since they are not considered in the measurement of each segment's performance.

3. ACQUISITIONS AND GOODWILL

Coil Clip, Inc.

      On December 16, 1998, the Company's subsidiary, LCI, acquired the assets and business of Coil Clip, Inc. ("Coil Clip"), a fabricator of specialty steel parts, located in Boaz, Alabama. Previously, in May 1998, LCI acquired the manufactured housing business of Coil Clip and entered into a supply agreement to purchase steel from Coil Clip.

      The purchase price consisted of cash of approximately $3.8 million for the May transaction and $6.5 million, including a $.5 million note, for the December transaction.


----
 16

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

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

      Pro forma results of Coil Clip prior to acquisition are not included because they are not material.

Goodwill

      Goodwill of $37,240,000 at December 31, 2000, is net of accumulated amortization of $5,159,000. At December 31, 1999, goodwill of $46,087,000 was net of amortization of $4,606,000. Amortization of goodwill was $1,797,000, $1,800,000 and $1,583,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

      Drew's axle and tire refurbishing operation has not performed well over the past several years, primarily due to increased competition, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this operation had been impaired. Based upon this evaluation, it was determined that goodwill had been impaired resulting in a non-cash charge of $6,897,000 in the fourth quarter. In January 2001, the axle and tire refurbishing operation closed two of its five factories.

4. INVENTORIES

      Inventories consist of the following (in thousands):

                                                             December 31,
                                                     -------
                                                       2000               1999
--------------------------------------------------------------------------------
Finished goods                                       $ 8,637             $10,494
Work in process                                        1,938               2,123
Raw materials                                         23,128              20,765
--------------------------------------------------------------------------------
  Total                                              $33,703             $33,382
================================================================================

5. FIXED ASSETS

      Fixed assets, at cost, consist of the following (in thousands):

                                                   December 31,      Estimated
                                                -------              Useful Life
                                                  2000      1999     in Years
--------------------------------------------------------------------------------
Land                                            $ 6,762   $ 4,931
Buildings and improvements                       44,733    29,203        8 to 45
Leasehold improvements                            1,225     1,128        2 to 11
Machinery and equipment                          30,396    25,515        3 to 10
Transportation equipment                          2,244     1,849         3 to 7
Furniture and fixtures                            3,269     3,137         3 to 8
Construction in progress                             13     2,029
--------------------------------------------------------------------------------
                                                 88,642    67,792
Less accumulated depreciation and amortization   22,341    16,764
--------------------------------------------------------------------------------
Fixed assets, net                               $66,301   $51,028
================================================================================

      Depreciation and amortization of fixed assets consists of (in thousands):

                                                        Year Ended December 31,
                                                        ------
                                                         2000     1999     1998
--------------------------------------------------------------------------------
Charged to cost of sales                                $5,047   $4,167   $3,459
Charged to selling, general and
  administrative expenses                                  953      989      786
--------------------------------------------------------------------------------
                                                        $6,000   $5,156   $4,245
================================================================================


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

            Accrued expenses and other current liabilities consist of the following (in thousands):

                                                                 December 31,
                                                             -------
                                                               2000       1999
-------------------------------------------------------------------------------
Accrued employee compensation and fringes                    $ 6,134     $ 7,718
Accrued insurance                                              1,314       2,169
Income taxes                                                     885         912
Accrued expenses and other                                     6,178       6,308
----------------------------------------------------------------------  -------
Total                                                        $14,511     $17,107
===============================================================================

7. RETIREMENT AND OTHER BENEFIT PLANS

      The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $833,000, $784,000 and $715,000 to these plans during the years ended December 31, 2000, 1999 and 1998, respectively.

8. LONG-TERM INDEBTEDNESS

      Long-term indebtedness consists of the following (in thousands):

                                                                  December 31,
                                                              -------
                                                                2000       1999
--------------------------------------------------------------------------------
Senior Notes payable at the rate of $8,000 per
annum commencing January 28, 2001 with interest
  payable semiannually at the rate of 6.95% per annum         $40,000    $40,000
Notes payable pursuant to a credit agreement expiring
  May 15, 2002 consisting of a revolving loan, not to
  exceed $30,000; interest at prime rate or LIBO
  plus 1 percent 17,700
Industrial Revenue Bonds, fixed rate 5.68% to 6.28%,
  due 2008 through 2015; secured by
  certain real estate and equipment                             7,419      5,038
Loans secured by certain real estate and equipment,
  due 2011, fixed rate 8.72%                                    1,534
Other                                                             290      1,309
--------------------------------------------------------------------------------
                                                               66,943     46,347
Less current portion                                            8,867      1,717
--------------------------------------------------------------------------------
    Total long-term indebtedness                              $58,076    $44,630
================================================================================

      Pursuant to both the Senior Notes and the credit facility, which was increased from $25 million to $30 million during 2000, the Company is required to maintain minimum net worth and interest and fixed charge coverages and meet certain other financial requirements. Borrowings under both facilities are secured only by capital stock of the Company's subsidiaries.

      The Company pays a commitment fee, accrued at the rate of 3/8 of 1 percent per annum, on the daily unused amount of the revolving line of credit.

      The approximate amount of maturities of long-term indebtedness (in thousands) are: 2002--$26,521; 2003--$8,752; 2004--$8,792; 2005--$8,490;
2006--$486; 2007 to 2011--$3,537 and 2012 to 2016--$1,498.

      The Company believes the interest rates on Industrial Revenue Bonds and real estate and equipment loans have not changed significantly. Therefore, the book value of such debt approximates fair value. The Company believes that interest rates on instruments similar to its $40 million Senior Notes have increased, and that the fair value of such notes are approximately $38.6 million at December 31, 2000.


----
 18

9. INCOME TAXES

      The income tax provision in the Consolidated Statements of Income is as follows (in thousands):

                                                    Year Ended December 31,
                                              -------
                                                2000          1999         1998
--------------------------------------------------------------------------------
Current:
  Federal                                     $ 3,611       $ 9,031      $ 8,747
  State                                           722         1,290        1,038
Deferred:
  Federal                                      (2,216)          938           37
  State                                           (88)          116           13
--------------------------------------------------------------------------------
    Total income tax provision                $ 2,029       $11,375      $ 9,835
================================================================================

      The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):


                                                   Year Ended December 31,
                                             -------
                                               2000          1999         1998
-------------------------------------------------------------------------------
Income tax at Federal statutory rate         $ 1,252       $ 9,998      $ 8,768
State income taxes, net of Federal
    income tax benefit                           412           914          683
Non-deductible expenses                          453           456          392
Other                                            (88)            7           (8)
-------------------------------------------------------------------------------
  Provision for income taxes                 $ 2,029       $11,375      $ 9,835
===============================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2000 and 1999 are as follows (in thousands):


                                                                December 31,
                                                           ------
                                                            2000           1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                      $  324         $  163
  Inventories                                                 669            569
  Goodwill and other assets                                 3,155            833
  Accrued insurance                                           464            634
  Employee benefits                                           698            709
  Other accruals                                              577            653
--------------------------------------------------------------------------------
    Total deferred tax assets                               5,887          3,561
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                              2,779          2,756
  Long-term obligations                                         1
--------------------------------------------------------------------------------
    Total deferred tax liabilities                          2,779          2,757
--------------------------------------------------------------------------------
    Net deferred tax asset                                 $3,108         $  804
================================================================================

      The Company concluded that it is more likely than not that the deferred tax assets at December 31, 2000 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

      Net deferred income tax assets are classified in the Consolidated Balance Sheets as follows (in thousands):

                                                               December 31,
                                                          -------
                                                            2000          1999
--------------------------------------------------------------------------------
Prepaid expenses and other current assets                 $ 2,575       $ 2,669
Other assets                                                  533
Other long-term liabilities                                              (1,865)
--------------------------------------------------------------------------------
                                                          $ 3,108       $   804
================================================================================


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

      Future minimum lease payments under operating leases at December 31, 2000 are summarized as follows (in thousands):

2001                                                                     $ 3,607
2002                                                                       2,634
2003                                                                       1,948
2004                                                                       1,330
2005                                                                         633
Thereafter                                                                   520
--------------------------------------------------------------------------------
  Total lease obligations                                                $10,672
================================================================================

      Rent expense was $4,303,000, $3,754,000 and $3,636,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

      In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 2000, the Company had no futures contracts outstanding.

      The Company has employment contracts with three of its employees, which expire on various dates through January 2004. The minimum commitments under these contracts are $1,007,000 in 2001, $519,000 in 2002 and $400,000 in 2003.
In addition, an arrangement with three employees of the Company provides for incentives to be paid, based on a percentage of profits as defined.

11. STOCKHOLDERS' EQUITY

Stock Options

      Pursuant to the Drew Industries Incorporated Stock Option Plan (the "Plan"), the Company may grant its directors and/or key employees options to purchase Drew Common Stock. The Plan provides for the grant of stock options that qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code and non-qualified stock options ("NQSOs").

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

      The exercise price for options granted under the Plan shall be at least equal to 100 percent of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Drew Common Stock which have been held for at least six months. Options granted under the Plan become exercisable in annual installments as determined by the Committee.


----
 20

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

      Transactions in stock options under this plan are summarized as follows:

                                                    Number of
                                                  Option Shares    Option Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1997                      859,112
  Granted                                              34,000      $11.79-$12.50
  Exercised                                          (150,538)     $ 3.62-$12.13
  Canceled                                            (50,288)     $ 6.94-$12.13
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                      692,286
  Granted                                             557,000      $ 8.81-$ 9.31
  Exercised                                          (292,052)     $ 3.67-$ 6.94
  Canceled                                            (13,500)     $12.13-$12.50
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                      943,734
  Granted                                              15,000             $ 5.68
  Expired                                             (10,000)            $ 7.35
  Canceled                                            (42,000)     $ 8.81-$12.50
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                      906,734      $ 5.68-$12.50
--------------------------------------------------------------------------------
Exercisable at December 31, 2000                      364,770      $ 5.68-$12.50
================================================================================

      The respective number of shares available for granting options were 276,166, 249,166 and 291,666 at December 31, 2000, 1999 and 1998, respectively.

      The Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants included no dividend yields, risk-free interest rates of 5.0 percent, 6.0 percent and 5.0 percent; assumed expected volatilities of 29.4 percent, 27.8 percent and 26.6 percent; and expected lives of 5, 5 and 5 years for 2000, 1999 and 1998, respectively.

      If compensation cost for the Company's stock option plan had been recognized in the income statement based upon the fair market method, net income would have been reduced to the pro forma amounts indicated below:

                                                        Year Ended December 31,
                                                      ------
                                                       2000      1999      1998
--------------------------------------------------------------------------------
Net income (in thousands)
  As reported                                         $1,547   $17,191   $15,217
  Pro forma                                           $1,232   $16,902   $14,947
Earnings per share (basic)
  As reported                                         $  .15   $  1.51   $  1.36
  Pro forma                                           $  .12   $  1.48   $  1.34
Earnings per share (diluted)
  As reported                                         $  .15   $  1.51   $  1.34
  Pro forma                                           $  .12   $  1.48   $  1.31
                                                      ------

      The following table summarizes information about stock options outstanding at December 31, 2000:

                              Option                      Option
                             Exercise      Shares        Remaining     Shares
                               Price     Outstanding   Life (Years)  Exercisable
--------------------------------------------------------------------------------
                               $5.68        15,000          5.0        15,000
                               $6.94        25,134          0.1        18,810
                               $8.81       340,000          4.9        68,000
                               $9.20        15,000          4.0        15,000
                               $9.31       150,000          4.0        30,000
                              $10.75        15,000          1.0        15,000
                              $11.63        33,000          4.3         6,600
                              $11.79        15,000          3.0        15,000
                              $12.13       273,600          2.9       162,360
                              $12.48        15,000          2.0        15,000
                              $12.50        14,000          3.6         4,000


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      Outstanding stock options expire in five to six years from the date they are granted; options vest over service periods that range from zero to five years.

Treasury Stock

      In accordance with authorizations of the Board of Directors, on June 16, 2000, the Company purchased 1,449,425 shares of its common stock at $8.00 per share, net to the sellers in cash, or an aggregate of $11.8 million including expenses, pursuant to a self-tender offer. Earlier in the year, the Company purchased, on the open market, 190,600 shares of its common stock at an average cost of $8.80 per share. The Company purchased 333,700 shares of its common stock at a cost of $3,891,000 in 1999 and 175,600 shares of such stock at a cost of $2,104,000 in 1998.

Weighted Average Common Shares Outstanding

      The following reconciliation details the denominator used in the computation of basic and diluted earnings per share:

                                                  Year Ended December 31,
                                            ----------
                                               2000         1999         1998
--------------------------------------------------------------------------------
Weighted average shares outstanding for
  basic earnings per share                  10,347,725   11,385,400   11,178,588
Common stock equivalents pertaining to:
  Stock options                                    687       33,579      201,724
  Warrants                                         931        6,169
--------------------------------------------------------------------------------
    Total for diluted shares                10,348,412   11,419,910   11,386,481
================================================================================

      The numerator is constant for both the basic and diluted earnings per share calculations.

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

      Interim unaudited financial information follows (in thousands, except per share amounts):

                                            First     Second      Third     Fourth
                                           Quarter    Quarter    Quarter    Quarter      Year
-----------------------------------------------------------------------------------------------
Year Ended December 31, 2000
  Net sales                                $74,660    $79,152    $74,915    $59,038    $287,765
  Gross profit                              16,088     16,227     13,326     11,524      57,165
  Net income                                 2,760      2,384      1,026     (4,623)      1,547
  Net income per common share (basic)         $.25       $.22       $.11      $(.48)       $.15
  Net income per common share (diluted)        .25        .22        .11       (.48)        .15

Year Ended December 31, 1999
  Net sales                                $85,887    $89,209    $79,703    $69,656    $324,455
  Gross profit                              18,273     21,349     18,739     16,965      75,326
  Net income                                 3,942      5,097      4,330      3,822      17,191
  Net income per common share (basic)         $.35       $.44       $.38       $.34       $1.51
  Net income per common share (diluted)        .34         44        .38        .34        1.51

      The sum of net income per common share for the four quarters does not equal the total net income per common share for 2000 due to changes in the average number of shares outstanding.


----
 22

                                 DREW INDUSTRIES INCORPORATED 2000 ANNUAL REPORT

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Drew Industries Incorporated:

      We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Stamford, Connecticut
February 7, 2001


                                                                            ----

2000 ANNUAL REPORT DREW INDUSTRIES INCORPORATED

--------------------------------------------------------------------------------
                           MANAGEMENT'S RESPONSIBILITY
--------------------------------------------------------------------------------
                            FOR FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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


/s/ Fredric M. Zinn

Fredric M. Zinn
Executive Vice President and
Chief Financial Officer

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

      The Company has identified certain risk factors which could cause actual plans and results to differ substantially from those included in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and tires), adverse weather conditions impacting retail sales, inventory adjustments by retailers and manufacturers, availability and costs of labor, interest rates, and the availability of retail financing for manufactured homes. In addition, general economic conditions may affect the retail sale of manufactured homes and RVs.

PER SHARE MARKET PRICE RANGE

      The Company's common stock is traded on the American Stock Exchange. A summary of the high and low closing prices of the Company's common stock on the American Stock Exchange is as follows:

                                           ---------------
                                                2000
                                           ---------------           1999
                                           High       Low      High        Low
--------------------------------------------------------------------------------
Quarter Ended March 31                     $9.44     $7.00     $12.75     $11.38
Quarter Ended June 30                      $8.13     $6.88     $13.00     $11.25
Quarter Ended September 30                 $8.06     $6.25     $12.19     $ 8.75
Quarter Ended December 31                  $6.38     $5.25     $ 9.69     $ 8.44
                                           --------------
--------------------------------------------------------------------------------

      The closing price per share for the common stock on March 9, 2001 was $5.90 and there were 970 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.


----
 24

                                 [PHOTO OMITTED]

--------------------------------------------------------------------------------
                              CORPORATE INFORMATION
--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Edward W. Rose, III(a)
Chairman of the Board of
Drew Industries Incorporated
President of Cardinal
Investment Company

James F. Gero(a)
Chairman and Chief Executive Officer
of Sierra Technologies, Inc.

Gene H. Bishop(a)
Retired Bank Executive

J. Thomas Schieffer(a)
President of J. Thomas Schieffer
Management Company

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

Fredric M. Zinn
Executive Vice President and
Chief Financial Officer

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

GENERAL COUNSEL

Harvey F. Milman, Esq.
Gilbert, Segall and Young LLP
430 Park Avenue
New York, NY 10022-3592

INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

TRANSFER AGENT AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038

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

LIPPERT COMPONENTS, INC.

L. Douglas Lippert
President and Chief Executive Officer

Corporate Headquarters
2375 Tamiami Trail North
Suite 110
Naples, FL 34103
(941) 659-2005

Designed by Curran & Connors, Inc. / www.curran-connors.com

TOP PHOTO (FROM LEFT TO RIGHT): Gene H. Bishop, James F. Gero, J. Thomas Schieffer, Edward W. Rose, III, Leigh J. Abrams, David L. Webster, L. Douglas Lippert.

DREW
DREW INDUSTRIES INCORPORATED
200 Mamaroneck Avenue
White Plains, NY 10601
www.drewindustries.com