Form 10-K405, Exhibit 13
period 2001-12-31
DREW INDUSTRIES INCORPORATED
filed 2002-03-27
CIK 763744

manufactured
housing

--------------------------------------------------------------------------------

[DREW LOGO] INDUSTRIES INCORPORATED                  [3 PHOTOS OF HOMES OMITTED]

--------------------------------------------------------------------------------

                                                                    recreational
                                                                    vehicles
                                   corporate
                                    profile

DREW, through its wholly-owned subsidiaries, Kinro, Inc., and Lippert Components, Inc., is a leading supplier of a wide variety of components for manufactured homes and recreational vehicles. Drew manufactures windows, doors, chassis, chassis parts, bath and shower units, new and refurbished axles, and roofs, and distributes new and refurbished tires. Drew's 2,500 employees, at over 40 facilities in the United States and Canada, are committed to providing our customers with outstanding service and quality products at competitive prices, while maintaining the highest operating efficiencies.

                              Financial Highlights
--------------------------------------------------------------------------------

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein (in thousands, except per share amounts):

                                                              Years Ended December 31,
--------------------------------------------------------------------------------------------------------------------
                                  2001          2000             1999          1998          1997             1996
--------------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                       $269,469      $287,765         $324,455      $330,640      $208,365         $168,151
--------------------------------------------------------------------------------------------------------------------
Operating profit                $ 19,105      $  7,535(1)      $ 31,934      $ 28,942      $ 21,761         $ 20,990
--------------------------------------------------------------------------------------------------------------------
Income before income taxes      $ 14,795      $  3,576         $ 28,566      $ 25,052      $ 19,256         $ 20,664
Provision for income taxes         5,861         2,029           11,375         9,835         7,262            8,092
--------------------------------------------------------------------------------------------------------------------
Net income                      $  8,934      $  1,547         $ 17,191      $ 15,217      $ 11,994         $ 12,572
--------------------------------------------------------------------------------------------------------------------
Income per common share:
  Net income per common
    share (basic)               $    .92      $    .15         $   1.51      $   1.36      $   1.22         $   1.18
--------------------------------------------------------------------------------------------------------------------
  Net income per common
    share (diluted)             $    .92      $    .15         $   1.51      $   1.34      $   1.19         $   1.15
--------------------------------------------------------------------------------------------------------------------
Financial Data
Working capital                 $ 12,476      $ 22,367         $ 28,970      $ 31,630      $ 24,009         $ 16,138
Total assets                    $156,975      $159,298         $156,044      $154,425      $130,349         $ 55,283
Long-term obligations           $ 43,936      $ 58,321         $ 46,740      $ 59,612      $ 56,130         $  4,938
Stockholders' equity            $ 81,210      $ 72,164(2)      $ 84,089      $ 68,762      $ 51,953(3)      $ 34,779
--------------------------------------------------------------------------------------------------------------------

                                   Statistics
--------------------------------------------------------------------------------

                                   Equity Per
                                  Common Share
                                ----------------
                                  (in dollars)

                              [BAR GRAPH OMITTED]

   [The following table was depicted as a bar graph in the printed material.]

           '96        '97        '98        '99        '00        '01
       ------------------------------------------------------------------
          $3.24      $4.67      $6.06      $7.44      $7.47      $8.40

                                Year End Debt to
                                 EBITDA* Ratio
                                ----------------

                              [BAR GRAPH OMITTED]

   [The following table was depicted as a bar graph in the printed material.]

           '96        '97        '98        '99        '00        '01
       ------------------------------------------------------------------
           0.1        2.2(3)     1.6        1.2        2.9(2)     1.9

*EBITDA is operating profit plus depreciation, amortization and goodwill impairment charges.

                                 Year End Debt
                                to Equity Ratio
                                ----------------

                              [BAR GRAPH OMITTED]

   [The following table was depicted as a bar graph in the printed material.]

           '96        '97        '98        '99        '00        '01
       ------------------------------------------------------------------
           0.2        1.1(3)     0.9        0.6        0.9(2)     0.7

1) After a non-cash charge of $6.9 million, in 2000, to reflect an impairment of goodwill, as well as an accrual of $.4 million for plant closing expenses, related to the Company's axle and tire refurbishing operation.

2)    In 2000, the Company purchased treasury stock for $13.5 million.

3) In 1997, the Company purchased treasury stock for $20.8 million and acquired Lippert Components, Inc. for $52.3 million in cash and common stock.

                               Drew Industries Incorporated 2001 Annual Report 1

Letter to Stockholders

"We have substantially increased market share and manufacturing capacity through acquisitions, internal growth, and new manufacturing facilities."

Needless to say, the events of September 11th reduce the significance of the problems and concerns we face daily and temper our delight in reporting Drew's accomplishments of the past year. We express our sincere condolences for the victims, and our profound respect for the courage and strength of our country.

      During 2001, Drew overcame the dual challenges of a severely weakened economy and continued production declines in the industries we serve. Despite these obstacles, we achieved sharply higher net income, we increased market share and we strengthened our balance sheet. While sales for the year were down 6 percent, we significantly outperformed the manufactured housing ("MH") and recreational vehicle ("RV") industries, which suffered production declines of 23 percent and 14 percent, respectively. We attribute Drew's results to our seasoned operating management, who have experienced industry downturns before and responded early and effectively. Our net income for the year was $8.9 million, or $.92 per share, a substantial improvement over last year's results.

      Drew's fourth quarter sales were up nearly 8 percent, with both our MH and RV segments achieving gains. This trend has continued, with January 2002 sales increasing approximately 20 percent from last January, without giving effect to acquisitions.

      During 2001, our MH segment acquired Better Bath, a manufacturer of thermo-formed bath and shower units. The Better Bath acquisition gave Drew a new product line, was accretive to earnings, and makes us an even more important supplier to the MH industry. Also during 2001, our MH segment closed two tire and axle recycling factories and sold the operations of a third location, which had reported losses in each of the last few years. We continue to operate two recycling locations.

      Drew's increased market share and reduced production costs enabled us to achieve an 18 percent increase in MH segment operating profit, even though the MH industry experienced a continued decline. The 2 1/2 year downturn in the MH industry has recently shown signs of abating, as industry production rose 2 percent in the fourth quarter. Extremely high inventories of finished homes throughout the industry, and the excessive number of retailers both have now been reduced to more reasonable levels. However, due to the economy, repossessions of homes and credit delinquencies remain high, which continue to slow sales of newly produced homes. The economic recovery being forecasted should help alleviate these problems, and allow the MH industry to continue its recovery.

      The performance of Drew's RV segment also improved, with operating profit increasing 34 percent in 2001. We achieved these results despite a two-year decline in industry-wide shipments of RV's, partly because we gained significant market share in each of our RV product lines. In addition, we acquired two small manufacturers of RV chassis, one of our fastest growing product lines. While adding only modestly to sales, these chassis manufacturers improved our geographic coverage, allowing us to better serve our customers while reducing freight costs and adding needed

                                                                 [PHOTO OMITTED]

capacity. The industry suffered a set-back due to the events of September 11th, as consumer confidence, a barometer of the RV industry, was severely affected. Monthly consumer confidence indices have been mixed, but generally are trending higher since September 11, and the RV industry has demonstrated distinct signs of improvement. In addition, the RV industry may be favorably impacted by a preference for vacationing and traveling in the United States rather than abroad, as evidenced by the recent increase in demand for RV rentals.

      During the past year, Drew improved its liquidity by raising $13 million through long-term equipment and real estate mortgages, and $3.7 million from the sale and leaseback of manufacturing equipment. This, along with strong cash flow from operations, and reductions in our accounts receivable and inventories, allowed us to reduce borrowings under our $25 million line of credit to only $200,000 at December 31, 2001. As a result, we have the liquidity to take advantage of other expansion opportunities. In January 2002, we made the second scheduled annual payment of $8 million on our Senior Notes, reducing those borrowings to $24 million.

      In order to comply with the new accounting standards regarding goodwill, the Company is presently assessing the fair value of the $39 million of goodwill recorded in connection with acquisitions, to determine if the value of those assets have been impaired. It is likely that, during the first quarter of 2002, Drew will record a charge to write-off a portion of such goodwill pursuant to the new accounting guidelines. Any charge that may be required will be reported net of taxes, as a cumulative effect of a change in accounting principle. Net income and earnings per share before such charge will be reported separately. The new accounting standards also eliminate the amortization of goodwill as an expense. Drew's results for 2001 included $1.9 million of such amortization expense ($1.6 million net of taxes, or $.17 per share).

      From Drew's 41 factories located throughout the United States and Canada, we provide quality products and efficient service to most national MH and RV customers. As the expected improvements in the MH and RV industries progress, Drew is well-positioned to achieve even better results due to our increased market share, recent acquisitions, more efficient operations, and improved liquidity.

      As always, we thank our operating management teams and their dedicated employees, whose experience and efforts have enabled Drew to achieve excellent results, despite extremely difficult hurdles.

Sincerely,


/s/ Edward W. Rose, III

Edward W. Rose, III
Chairman of the Board


/s/ Leigh J. Abrams

Leigh J. Abrams
President and Chief Executive Officer


                               Drew Industries Incorporated 2001 Annual Report 3

                                                              [U.S. MAP OMITTED]

Our Markets & Industries

Manufactured Housing

A manufactured home is a single family residence which is built entirely in a factory-controlled environment. These homes come in a wide variety of appealing floor plans and styles. The typical manufactured home has 3 or more bedrooms, central air-conditioning, and more than 1,500 square feet of living space.

      Manufactured homes have come to be recognized as attractive and quality-built, yet less expensive than site-built homes. Approximately 21 million people currently reside in 9 million manufactured homes across the United States.

      In recent years, the manufactured housing industry was burdened by excess inventories of finished homes and high levels of repossessions due to low mortgage credit standards by lenders. During 2000 and 2001, inventories at both retailers and manufacturers were significantly reduced, and lending credit standards have become more realistic.

      The manufactured housing industry now appears poised to enter a new period of recovery. The primary strength of the manufactured housing industry is clear--quality homes at a cost of up to 50% less per square foot than a site-built home. This has enabled millions to realize the dream of home ownership, which they could not otherwise have achieved.

                             Industry Production--
                              Manufactured Housing
                              --------------------
                            (in thousands of homes)

                              [BAR GRAPH OMITTED]

   [The following table was depicted as a bar graph in the printed material.]

           '96        '97        '98        '99        '00        '01
       ------------------------------------------------------------------
           363        353        373        349        251        193

Recreational Vehicles

A recreational vehicle is, in essence, a traveling home. RV's range from small folding camping trailers to large, luxurious travel trailers and motor homes, many of which have slide out expansion rooms and provide all the comforts and conveniences of home. By combining transportation and temporary living quarters, recreational vehicles provide convenient and economic travel.

      About 8.6 million families in the United States own RV's. Demographic trends continue to favor long-term growth in the RV industry, as the number of people in the United States over 50 years old, the largest market for RV's, is expected to increase significantly.

      Sales of RV's historically have been closely tied to consumer confidence levels. Consumer confidence, along with the economy, was hit hard in 2001. But as our country and our economy recover, many expect that consumers may prefer to vacation and travel in the United States, rather than flying overseas. RV's are a safe and comfortable way to meet these travel preferences.

                              Industry Shipment--
                             Recreational Vehicles
                             ---------------------
                            (in thousands of units)

                              [BAR GRAPH OMITTED]

   [The following table was depicted as a bar graph in the printed material.]

           '96        '97        '98        '99        '00        '01
       ------------------------------------------------------------------
           247        254        293        323        300        257

                           [PHOTOS OF HOMES OMITTED]


                               Drew Industries Incorporated 2001 Annual Report 5

Drew's Products

Components for Manufactured Homes & Recreational Vehicles

Manufactured Housing Products

This segment manufactures a broad line of components for manufactured homes, including aluminum and vinyl windows, chassis, chassis parts, and roofs, and recently added a line of shower and bath units, through the acquisition of Better Bath in June 2001. Drew's manufactured housing ("MH") products segment accounted for 60% of total sales and 62% of segment operating profit, in 2001.

      Our MH products are manufactured at 26 facilities across the United States, strategically located to maximize service to customers, and minimize freight costs.

      The quality and appearance of manufactured homes have improved dramatically over the last two decades, and Drew has continually met the changing needs of customers. Over the years, Drew's products have been engineered for improved quality, value to customers, and cost effectiveness.

                           [PHOTOS OF HOMES OMITTED]

Segment Operating Sales

[PIE GRAPH OMITTED]

[The following table was depicted as a pie graph in the printed material.]

MH Product Segment              60%
($162.0 million)

RV Product Segment              40%
($107.5 million)

Sement Operating Profit

[The following table was depicted as a pie graph in the printed material.]

MH Product Segment              62%
($14.8 million)

RV Product Segment              38%
($9.8 million)

      Drew has significantly expanded it's market share for MH products, through acquisitions, new product introductions, and internal growth. As a result, Drew's MH products segment now supplies an average of $840 per manufactured home produced by the industry, up from $710 in 1999.

Recreational Vehicle Products

Drew's recreational vehicle ("RV") products segment manufactures windows, doors, and chassis at 17 facilities in the United States and one in Canada. Our RV products segment has experienced rapid growth in recent years, and represented 40 percent of Drew's total sales in 2001, and 38 percent of segment operating profit.

      Growth in sales of existing products, along with the introduction of new products, has enabled the RV products segment to gain significant market share. In 2001, this segment supplied an average of $420 of components for each RV shipped by the industry, representing an increase of more than 100 percent over 1998 sales per RV.

      To accommodate the increased demand for our RV products, this segment has built 10 new factories in the last 4 years, and now has over 850,000 square feet of production facilities.

                           [PHOTOS OF HOMES OMITTED]


                               Drew Industries Incorporated 2001 Annual Report 7

Drew's Future

Drew's long-term goal remains the same--enhancing stockholder value.

Our established strategies to achieve this goal are straightforward:

o     Satisfy customer needs while recognizing opportunities.

o     Emphasize profitability.

o     Align management incentives with stockholder interests.

While annual results may vary, steadfast adherence to these strategies will enable us to achieve our goal.

Satisfy customer needs while recognizing opportunities.

Through years of experience, Drew's key executives have learned that building partnerships with our customers by providing quality products and superior service can create opportunities and maintain valued long-term relationships.

      Management's ability to recognize trends and create opportunities has enabled Drew to remain profitable during the current slump in both the manufactured housing and recreational vehicles industries. As a result, Drew has a strong balance sheet, and is ready to benefit from growth opportunities in the future.

Emphasize profitability.

In 2001, Drew achieved increased profits despite the cyclical contractions in the manufactured housing and recreational vehicle industries. We accomplished this by remaining focused on evaluating long-term profit potential against the risks that accompany expansion opportunities.

Align management incentives with stockholders interests.

Drew has a long-standing policy of rewarding operating management through profit incentive programs and a stock option plan designed to align the motivation of our employees with the goal of enhancing stockholder value. These compensation plans also enable Drew to attract and retain the most qualified managers.

      Drew encourages management to maintain significant ownership of the Company. Directors and key management own more than 50% of Drew's outstanding shares, ensuring that management's interests are the same as our stockholders'.

Management's Discussion and Analysis of Financial Condition and Results of Operations

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment, which accounted for 60 percent of consolidated sales in 2001, manufactures a variety of components used in the construction of manufactured homes, including aluminum and vinyl windows, chassis, chassis parts, bath and shower units, galvanized roofing and new and refurbished axles. The MH segment also imports new tires and refurbishes used tires which it supplies to producers of manufactured homes. The RV segment, which accounted for 40 percent of consolidated sales in 2001, manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis. The MH segment and the RV segment primarily sell their products to the producers of manufactured homes and recreational vehicles, respectively. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales.

      The Company's operations are performed through its four operating subsidiaries. Its two primary operating subsidiaries, Kinro, Inc. ("Kinro") and Lippert Components, Inc. ("LCI") have operations in both the MH and RV segments, while Lippert Tire and Axle, Inc. ("LTA") and Coil Clip, Inc. ("Coil Clip") operate entirely within the MH segment. At December 31, 2001 the Company's subsidiaries operated 41 plants in 18 states and Canada.

      On June 1, 2001, the Company's subsidiary, Kinro, acquired the assets and business of the Better Bath division of Kevco, Inc. Better Bath manufactures and sells thermo-formed bath and shower units for the manufactured housing industry and had sales of approximately $27.7 million in 2000, and $22.3 million in 2001, including $13.2 million in the seven months since its acquisition by the Company. The acquisition has been accounted for as a purchase. The aggregate purchase price of approximately $10.2 million has been allocated to the underlying assets based upon their respective estimated fair values. The excess of purchase price over the fair value of net assets acquired ("goodwill") was approximately $3.1 million, which is being amortized over 20 years. The results of the acquired business have been included in the Company's consolidated statement of income beginning June 1, 2001.

      Manufactured homes are attractive and quality built, yet less expensive than site-built homes. The MH industry experienced a contraction over the last
2 1/2 years and appears ready to enter a period of recovery, although significant industry growth is not expected until 2003. Recreational vehicles, the sales of which were affected by the recent economic slowdown, combine transportation and temporary living quarters. The largest market for RV's are people over 50 years old. Demographic trends, therefore, combined with the improving trend of consumer confidence levels, indicate that the RV market is likely to grow over the next few years. The Company has significant market share in the major products of both of the Company's segments, therefore as the MH and RV industries recover in the future, the Company expects to achieve significant internal growth. In addition, the Company will continue to seek growth through acquisitions and product line extensions.

RESULTS OF OPERATIONS

      Net sales and operating profit are as follows (in thousands):

                                           Year Ended December 31,
--------------------------------------------------------------------------------
                                     2001            2000            1999
--------------------------------------------------------------------------------
Net sales:
  MH segment                       $ 161,965       $ 186,593       $ 246,509
  RV segment                         107,504         101,172          77,946
--------------------------------------------------------------------------------
    Total                          $ 269,469       $ 287,765       $ 324,455
================================================================================
Operating profit:
  MH segment                       $  14,807       $  12,574       $  28,330
  RV segment                           9,208           6,853           8,819
  Amortization of intangibles         (2,603)         (2,694)         (2,694)
  Writedown of intangibles                            (6,897)
  Corporate and other                 (2,307)         (2,301)         (2,521)
--------------------------------------------------------------------------------
    Total                          $  19,105       $   7,535       $  31,934
================================================================================


                               Drew Industries Incorporated 2001 Annual Report 9

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

MH Segment

      In 2001, sales of the Company's MH products segment declined 13 percent to $162 million, compared to a 23 percent decline in industry-wide production of manufactured homes. The decline in the MH industry began in the spring of 1999, but has recently showed signs of abating, as indicated by December 2001 MH industry production, which was up 9 percent from December 2000. Industry production of manufactured homes during the second half of 2001 was down 8 percent from the prior year, while it was down 35 percent during the first half of 2001. The extremely high inventories of finished homes in the industry, and the excessive number of retail dealers of two years ago, have now both been reduced to more acceptable levels. Also, more manufactured homes are now financed with land, often making them eligible for lower cost conventional financing. The risk of repossessions remains high, however, due to the economic slowdown. Industry experts are projecting a flat to moderate increase in shipments for 2002.

      Sales of refurbished axles and tires by the MH segment declined more than sales of other MH products due to the closure of two facilities during the first quarter of 2001 and the sale of the operations of a third location in the third quarter of 2001. Excluding sales of refurbished axles and tires and the Better Bath operation, which has been included in the Company's consolidated statement of income since its acquisition on June 1, 2001, net sales of the MH products segment decreased only 11 percent for the year 2001, reflecting the Company's market share growth.

      Operating profit of the MH segment increased by 18 percent as a result of the acquisition of Better Bath as well as the improvement of the refurbished axles and tires operation. Excluding the operating results of the refurbished axles and tires operation and Better Bath, operating profit for the MH segment in 2001 was approximately the same as the year 2000 despite the reduction in sales. Material costs continued to be relatively stable this year, except for steel, which declined 5 to 11 percent, depending on the product, after rising last year. Improved operating efficiencies in 2001 partly offset the effect of fixed costs and lower sales. Selling, general and administrative expenses were down in dollar terms but not as a percentage of sales, because of fixed costs. There were no significant selling price increases in the years 2000 and 2001.

      The Company's axle and tire refurbishing operation has not performed well over the past several years, primarily due to increased competition, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this operation had been impaired. Based upon this evaluation, it was determined that goodwill had been impaired resulting in a non-cash charge of $6,897,000 in the fourth quarter of 2000. The goodwill impairment charge is not included in the MH segment results. In January 2001 the axle and tire refurbishing operation closed two of its five factories and, in July 2001, a third such operation was sold for cash of approximately $1.8 million, helping reduce operating losses by $.6 million from the year 2000. In addition, raw material costs of this operation declined in 2001 after having increased in 2000. New business obtained in early 2002 should further the improvement in operating results.

      Better Bath had sales of $13.2 million for the seven months since its acquisition. The results of operations of Better Bath were accretive to earnings.

RV Segment

      The downturn in the RV industry, which began in 2000, continued in 2001 with shipments decreasing 14 percent, but is beginning to show signs of improving. RV industry sales were down only 2 percent during December 2001. The improvement in RV industry sales was temporarily interrupted by the events of September 11, as consumer confidence, a barometer of the RV industry, was severely affected. Monthly consumer confidence indices have been mixed, but generally trending higher in recent months. The RV industry has reported that retail sales were somewhat stronger than wholesale shipments, suggesting that retailers have reduced inventory levels. Consequently, any increase in retail demand will quickly lead to increases in production which will ultimately increase demand for the segment's RV products. Also, the recent improvement in industry-wide RV sales may be partly the result of consumer preference for not flying and for vacationing and traveling in the U.S. rather than abroad.

      Sales of the Company's RV products segment for 2001 increased 6 percent to $108 million, compared to an industry-wide decline of 14 percent in RV shipments, reflecting the continuation of the Company's market share growth. Sales increases were achieved in all product categories.

      Operating profit of the RV segment increased $2.4 million (34 percent) for the year. This increase is attributable to the increase in sales as well as a reduction in steel costs, after an increase in such costs in 2000. In 2000, this segment incurred startup costs as a result of the opening of five new facilities to produce RV chassis. Operating efficiencies in this segment's RV chassis line improved in 2001. The improvement in operating efficiencies was less than expected because of the decline in the RV industry, which hampered sales growth of RV chassis. Selling, general and administrative costs increased proportionately to the sales increase. The segment's profit margin increased to
8.6 percent of sales for 2001, compared to 6.8 percent in 2000.

Amortization of Intangibles, Corporate and Other

      Amortization of intangibles for 2001 of $2,603,000 was $91,000 less than 2000 as a result of the $6.9 million writedown of goodwill in the fourth quarter of 2000, partially offset by additions resulting from the acquisition of Better Bath in June 2001.

      Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which requires, among other things, that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Such amortization aggregated approximately $1.9 million before income taxes in 2001. After the income tax provision, the effect on net income was $1.6 million, or $.17 per share. In accordance with SFAS No. 142, the Company is presently evaluating the fair value of the $39 million of goodwill that arose in connection with acquisitions, to determine if the value of those assets have been impaired. It is likely that during the first quarter of 2002, the Company will record a charge to write-off a portion of such goodwill pursuant to the new accounting guidelines. If required, the charge will be recorded net of taxes, as a cumulative effect of a change in accounting principle. Net income and earnings per share before such charge will be reported separately.

      Corporate and other expenses for 2001 approximated the same as 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

MH Segment

      Net sales of the MH segment declined 24 percent in 2000 from 1999 primarily as a result of a decline in industry-wide shipments of manufactured homes. Industry shipments declined 28 percent for the year after a decline of 7 percent for the year 1999. The Company's market share of vinyl window sales continued to expand as sales of such windows decreased only 1 percent in 2000. Sales of axles and tires were down 32 percent primarily as a result of the continuation of competitive pressures in the refurbished products line.

      The slump in the manufactured housing industry, which began in the spring of 1999, continued throughout 2000. Although some progress was reportedly made in reducing the inventory of homes at manufacturers and retail dealers, an oversupply persisted. The problem was exacerbated by the lack of mortgage financing and higher mortgage interest rates, along with increased repossessions of homes by lenders.

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

      Drew's axle and tire refurbishing operation had not performed well for several years, primarily due to increased competition, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this operation had been impaired. Based upon this evaluation, it was determined that goodwill had been impaired, resulting in a non-cash charge of $6,897,000, which, along with a charge of $409,000 for plant closing expenses, were recorded in the fourth quarter. The goodwill impairment charge is not included in the MH segment results.

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


                              Drew Industries Incorporated 2001 Annual Report 11

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

      Operating profit of the RV segment decreased 22 percent for the year 2000. Such reduction in operating profit was largely due to plant consolidation, startup costs and related production inefficiencies of $1.7 million. Excluding these start-up and related costs, operating profit of this segment was 8.5 percent of net sales in 2000 compared to 11 percent in 1999. This decline resulted largely from increased material and labor costs that could not be passed on to customers due to competition.

Amortization and Writedown of Intangibles, Corporate and Other

      Amortization and writedown of intangibles in 2000 included a non-cash charge of $6.9 million to reflect an impairment of goodwill relating to the Company's axle and tire refurbishing operation. Corporate and other expenses decreased $.2 million in 2000 largely as a result of a reduction in incentive compensation.

Interest Expense, Net

      Interest expense increased $.4 million to $4.3 million in 2001 as a result of the capitalization of $.4 million of interest in 2000. The average debt balance for 2001 was only slightly higher than 2000. Mortgage debt of $13 million added during 2001 is subject to a higher interest rate than the Company's line of credit debt, which declined since 2000.

      Interest expense, net increased $.6 million in 2000 as debt was increased to fund higher than normal capital expenditures, as well as $13 million of treasury stock purchases offset by cash flow from operations. In addition, $.4 million of interest was capitalized in 2000.

Provision for Income Taxes

      The effective tax rate for the year 2001 was approximately 39.6 percent compared to 56.7 percent in 2000 and 39.8 percent in 1999. The higher rate in 2000 resulted from the impact of permanent differences on lower pretax income.

New Accounting Standards

      Effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The adoption of these pronouncements has not had a material impact on the earnings or financial position of the Company.

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also states that intangible assets acquired in a purchase combination must meet specific criteria to be recognized apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives. The provisions of SFAS No. 141 are effective immediately, with the exception of transitional provisions related to business combinations initiated prior to June 30, 2001, which are delayed until the adoption of SFAS No. 142. The provisions of SFAS No. 142 are required to be adopted effective January 1, 2002.

      The Company will apply the transitional provisions of SFAS No. 141 and the provisions of SFAS No. 142 beginning in the first quarter of 2002. The Company will evaluate its existing intangible assets and goodwill and make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141. In accordance with SFAS No. 142, the Company will reassess the useful lives of its intangible assets and will test its goodwill and intangible assets for impairment and recognize any impairment loss as a cumulative effect of change in accounting principle in 2002. The Company expects that the application of the non-amortization provisions of SFAS No. 142 will result in the elimination of annual goodwill amortization expense of approximately $1.9 million. In accordance with SFAS No. 142, the Company is presently evaluating the fair value of the $39 million of goodwill that arose in connection with acquisitions, to determine if the value of those assets have been impaired. It is likely that during the first quarter of 2002, the Company will record a charge to write-off a portion of such goodwill pursuant to the new accounting guidelines. If required, the charge will be recorded net of taxes, as a cumulative effect of a change in accounting principle. Net income and earnings per share before such charge will be reported separately.

      In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires companies to record a liability for asset retirement obligations associated with the retirement of long-lived assets. Such liabilities should be recorded at fair value in the period in which a legal obligation is created, which typically would be upon acquisition or completion of construction. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company is in the process of reviewing the impact of SFAS No. 143 and does not anticipate that it will have a material impact on the earnings and financial position of the Company.

      Also in August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 144 retains the fundamental provision of SFAS No. 121 related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of, but excludes goodwill from its scope and provides additional guidance on the accounting for long-lived assets held for sale. The provisions of SFAS No. 144 are effective for fiscal years beginning after December 15, 2001. The Company does not expect that the impact of the implementation of SFAS No. 144 will materially differ from the impact of the existing requirements under SFAS No. 121.

LIQUIDITY AND CAPITAL RESOURCES

      Net cash flows provided by operating activities of $28.2 million in 2001 allowed the Company to significantly reduce debt while investing $8.2 million in capital expenditures and $11.6 million for acquisitions of businesses.

      The Statements of Cash Flows reflect the following (in thousands):

                                                                      Year Ended December 31,
-------------------------------------------------------------------------------------------------------
                                                                  2001           2000           1999
-------------------------------------------------------------------------------------------------------
Net cash flows provided by operating activities                 $ 28,159       $  9,853       $ 29,626
Net cash flows (used for) investment activities                 $(17,162)      $(21,537)      $(12,963)
Net cash flows (used for) provided by financing activities      $(10,300)      $  7,124       $(14,243)

      Net cash provided by net income, combined with reductions in net operating assets, resulted in a favorable year-to-year comparison of net cash provided by operations. A $6.2 million reduction in inventories reflects management's successful efforts to increase inventory turnover. The accounts receivable reduction of $4.1 million was attributable to the timing of collections. In 2000, inventories increased as a result of the sudden downturn in the industry during the latter part of the year. Accounts receivable increased in 2000 as a result of a slowdown in customer payments until after the first of the year 2001.

      Cash flows used for investing activities includes capital expenditures and the acquisition of Better Bath. Capital expenditures for 2001 were $8.2 million, including a continuation of the expansion of the RV business. The acquisition of Better Bath for $10.2 million adds another major product to the Company's MH product line. The Company also acquired the assets and business of two small RV product operations for $1.4 million. In July 2001, the Company sold the business of one of its axle and tire refurbishing operations for cash of approximately $1.8 million. The Company had previously closed two factories of its axle and tire business early in the year, and now has two such refurbishing factories remaining. Capital expenditures for 2002 are expected to approximate $8 million and will be funded from operating cash flow and new financing secured by real estate and equipment.

      In 2001, the Company improved its liquidity by raising $13.3 million through long-term equipment and real estate mortgages, and $3.7 million from the sale and leaseback of equipment. Cash flows used for financing activities represent a net reduction in debt of $13.5 million for 2001 offset by the sale and leaseback of equipment. This lease has been recorded as an operating lease. Cash flows provided by financing activities for 2000 included increases in debt of approximately $20.6 million of which $13.5 million was used to acquire treasury stock.

      Availability under the Company's line of credit was $23.3 million at December 31, 2001. This availability combined with cash flow from operations, is adequate to finance the Company's working capital, capital expenditure and debt service requirements throughout 2002. As of November 14, 2001, the Company entered into a Restated and Amended Credit Agreement (the "Restated Agreement"), which extends the expiration date of the notes payable pursuant to the Credit Agreement to October 15, 2003. The Restated Agreement reduced maximum borrowings from $30 million to $25 million. The Restated Agreement also provides for an increase in the interest rate on LIBOR loans, from LIBOR plus 1 percent, to LIBOR plus a rate margin ranging from 1.5 percent to 2.3 percent, depending on the Company's Debt Service Coverage Ratio, as defined. Pursuant to the performance schedule, the interest rate on LIBOR loans is LIBOR plus 1.7 percent at December 31, 2001. The Company is in compliance with all of its debt covenants and expects to remain in compliance throughout 2002.

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


                              Drew Industries Incorporated 2001 Annual Report 13

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

      Future commitments relating to the Company's contractual obligations are as follows (in thousands):

-------------------------------------------------------------------------------------
                            2002         2003         2004     After 2004      Total
-------------------------------------------------------------------------------------
Long-term debt            $ 9,630      $ 9,998      $ 9,912      $23,781      $53,321
Operating leases            3,909        3,132        1,901        1,257       10,199
Employment contracts          919          800          400                     2,119
-------------------------------------------------------------------------------------
  Total                   $14,458      $13,930      $12,213      $25,038      $65,639
=====================================================================================

INFLATION

      The prices of raw materials, consisting primarily of aluminum, vinyl, steel, glass, ABS resin, axles and tires, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. In order to hedge the impact of future price fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. The Company purchased no futures contracts in 2001, and at December 31, 2001 and 2000, the Company had no futures contracts outstanding. The Company experienced modest increases in its labor costs in 2001.

USE OF ESTIMATES

      The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, insurance obligations, lease termination obligations, post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      This report contains certain statements, including the Company's plans and expectations regarding its operating strategies, products, and costs, and its views of the prospects of the manufactured housing and recreational vehicle industries, which are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company's views, at the time such statements were made, with respect to the Company's future plans, objectives, events, and financial results such as revenues, expenses, income, earnings per share, capital expenditures, and other financial items. Forward-looking statements are not guarantees of future performance; they are subject to risks and uncertainties. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

      There are a number of factors, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, ABS resin, axles, and tires), availability of retail and wholesale financing for manufactured homes, availability and costs of labor, inventory levels of retailers and manufacturers, interest rates, and adverse weather conditions impacting retail sales. In addition, general economic conditions and consumer confidence may affect the retail sale of manufactured homes and recreational vehicles.

Consolidated Statements of Income
(In thousands, except per share amounts)

                                                        Year Ended December 31,
--------------------------------------------------------------------------------------
                                                    2001          2000          1999
--------------------------------------------------------------------------------------
Net sales                                         $269,469      $287,765      $324,455
Cost of sales                                      208,072       230,600       249,129
--------------------------------------------------------------------------------------
  Gross profit                                      61,397        57,165        75,326
Selling, general and administrative expenses        42,292        42,733        43,392
Writedown of goodwill                                              6,897
--------------------------------------------------------------------------------------
  Operating profit                                  19,105         7,535        31,934
Interest expense, net                                4,310         3,959         3,368
--------------------------------------------------------------------------------------
  Income before income taxes                        14,795         3,576        28,566
Provision for income taxes                           5,861         2,029        11,375
--------------------------------------------------------------------------------------
  Net income                                      $  8,934      $  1,547      $ 17,191
======================================================================================
Income per common share:
  Net income per common share (basic)             $    .92      $    .15      $   1.51
======================================================================================
  Net income per common share (diluted)           $    .92      $    .15      $   1.51
======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                              Drew Industries Incorporated 2001 Annual Report 15

Consolidated Balance Sheets
(In thousands, except shares and per share amounts)

                                                                                            December 31,
---------------------------------------------------------------------------------------------------------------
                                                                                        2001            2000
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and short-term investments                                                     $   1,247       $     550
  Accounts receivable, trade, less allowances of $699 in 2001 and $1,023 in 2000         10,733          13,451
  Inventories                                                                            27,898          33,703
  Prepaid expenses and other current assets                                               4,427           3,476
---------------------------------------------------------------------------------------------------------------
      Total current assets                                                               44,305          51,180
Fixed assets, net                                                                        69,944          66,301
Goodwill, net                                                                            38,303          37,240
Other assets                                                                              4,423           4,577
---------------------------------------------------------------------------------------------------------------
      Total assets                                                                    $ 156,975       $ 159,298
===============================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities of long-term indebtedness               $   9,630       $   8,867
  Accounts payable, trade                                                                 6,025           5,435
  Accrued expenses and other current liabilities                                         16,174          14,511
---------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                          31,829          28,813
Long-term indebtedness                                                                   43,691          58,076
Other long-term liabilities                                                                 245             245
---------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                  75,765          87,134
---------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity
  Common stock, par value $.01 per share: authorized 20,000,000 shares;
    issued 11,820,078 shares in 2001 and 11,805,754 shares in 2000                          118             118
  Paid-in capital                                                                        25,079          24,967
  Retained earnings                                                                      75,480          66,546
---------------------------------------------------------------------------------------------------------------
                                                                                        100,677          91,631
Treasury stock, at cost--2,149,325 shares in 2001 and 2000                              (19,467)        (19,467)
---------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                         81,210          72,164
---------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                      $ 156,975       $ 159,298
===============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

                                                                                         Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
                                                                                    2001           2000           1999
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                                      $  8,934       $  1,547       $ 17,191
  Adjustments to reconcile net income to cash flows provided by operating activities:
      Depreciation and amortization                                                  8,534          8,954          8,142
      Writedown of goodwill                                                                         6,897
      Deferred taxes                                                                    84         (2,304)         1,054
      Loss (gain) on disposal of fixed assets                                          156            264            (82)
      Changes in assets and liabilities, excluding acquisitions
        of businesses:
          Accounts receivable, net                                                   4,071         (2,148)         2,256
          Inventories                                                                6,155           (321)         2,018
          Prepaid expenses and other assets                                           (750)           363            799
          Accounts payable, accrued expenses and other liabilities                     975         (3,399)        (1,752)
------------------------------------------------------------------------------------------------------------------------
            Net cash flows provided by operating activities                         28,159          9,853         29,626
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                              (8,194)       (21,890)       (13,384)
  Acquisitions of companies' net assets and businesses                             (11,613)
  Proceeds from sale of Alabama axle and tire refurbishing operation                 1,850
  Proceeds from sales of fixed assets                                                  795            353            421
------------------------------------------------------------------------------------------------------------------------
            Net cash flows used for investing activities                           (17,162)       (21,537)       (12,963)
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from loans secured by real estate and equipment                          13,316          4,561
  Proceeds from sale and leaseback of equipment                                      3,700
  Proceeds from other notes and loans                                                                 350            400
  Proceeds under line of credit and other borrowings                                61,900         88,995         17,550
  Repayments under line of credit and other borrowings                             (88,838)       (73,310)       (30,329)
  Acquisition of treasury stock                                                                   (13,472)        (3,891)
  Exercise of stock options and other                                                 (378)         2,027
------------------------------------------------------------------------------------------------------------------------
            Net cash flows (used for) provided by financing activities             (10,300)         7,124        (14,243)
------------------------------------------------------------------------------------------------------------------------
            Net increase (decrease) in cash                                            697         (4,560)         2,420
Cash and cash equivalents at beginning of year                                         550          5,110          2,690
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                          $  1,247       $    550       $  5,110
========================================================================================================================
Supplemental disclosure of cash flows information:
  Cash paid during the year for:
    Interest on debt                                                              $  4,567       $  4,103       $  3,421
    Income taxes, net of refunds                                                  $  4,998       $  3,653       $  9,058
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


                              Drew Industries Incorporated 2001 Annual Report 17

Consolidated Statements of Stockholders' Equity
(In thousands, except shares)

                                                                                                            Total
                                                     Common        Treasury       Paid-in     Retained   Stockholders'
                                                      Stock          Stock        Capital     Earnings      Equity
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1998                          $    115       $ (2,104)      $22,943      $47,808      $68,762
Net income                                                                                      17,191       17,191
Issuance of 292,052 shares of common stock
  pursuant to stock option plan                            3                        1,230                     1,233
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                          794                       794
Purchase of 333,700 shares of treasury stock                                       (3,891)                   (3,891)
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1999                               118         (5,995)       24,967       64,999       84,089
Net income                                                                                       1,547        1,547
Purchase of 1,640,025 shares of treasury stock                      (13,472)                                (13,472)
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 2000                               118        (19,467)       24,967       66,546       72,164
Net income                                                                                       8,934        8,934
Issuance of 14,324 shares of common stock
  pursuant to stock option plan                                                       99                         99
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                          13                         13
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 2001                          $    118       $(19,467)      $25,079      $75,480      $81,210
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

      The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. There are no unconsolidated subsidiaries. Drew's wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro"), Lippert Components, Inc. and its subsidiaries ("LCI"), and Lippert Tire and Axle, Inc. and its subsidiaries ("LTA"). Drew, through its wholly-owned subsidiaries, supplies a broad array of components for manufactured homes and recreational vehicles. All significant intercompany balances and transactions have been eliminated.

      Manufactured products include aluminum and vinyl windows, doors, chassis, chassis parts, bath and shower units, galvanized roofing and new and refurbished axles. The Company also distributes new and refurbished tires. Approximately 60 percent of the Company's sales are made by its manufactured housing products segment and 40 percent are made by its recreational vehicles products segment. At December 31, 2001, the Company operated 41 plants in 18 states and Canada.

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

Goodwill

      Goodwill is the excess of cost over the fair value of net tangible assets of the business acquired and is amortized on a straight-line basis primarily over twenty to thirty years. The Company periodically reviews the value of its goodwill to determine if an impairment has occurred. The Company measures the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to the goodwill and other long lived assets of the subsidiary. Based on its review, the Company recorded an impairment charge in 2000 of $6,897,000 on the goodwill applicable to its axle and tire refurbishing operation.

      Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which requires, among other things, that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. In accordance with SFAS No. 142, the Company is presently evaluating the fair value of the $39 million of goodwill that arose in connection with acquisitions, to determine if the value of those assets have been impaired. It is likely that during the first quarter of 2002, the Company will record a charge to write-off a portion of such goodwill pursuant to the new accounting guidelines. If required, the charge will be recorded net of taxes, as a cumulative effect of a change in accounting principle. Net income and earnings per share before such charge will be reported separately.

Stock Options

      The Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation" rather than recognizing the compensation cost for the Company's stock option plan in the income statement.


                              Drew Industries Incorporated 2001 Annual Report 19

Revenue Recognition

      Revenue is primarily recognized upon shipment of goods to customers.

Shipping and Handling Costs

      The Company records shipping and handling costs within selling, general and administrative expenses. Such costs aggregated $11,911,000, $11,357,000 and $11,151,000 in 2001, 2000 and 1999, respectively.

Use of Estimates

      The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, insurance obligations, lease termination obligations, post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

2. SEGMENT REPORTING

      The Company has two reportable operating segments, the manufactured housing products segment (the "MH segment") and the recreational vehicle products segment (the "RV segment"). The MH segment manufactures a variety of products used in the construction of manufactured homes, including aluminum and vinyl windows, chassis, chassis parts, bath and shower units, galvanized roofing, and new and refurbished axles. The MH segment also imports new tires and refurbishes used tires, which it supplies to producers of manufactured homes. The RV segment manufactures a variety of products used in the production of recreational vehicles, including windows, doors and chassis. The MH segment and the RV segment primarily sell their products to the producers of manufactured homes and recreational vehicles, respectively. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales. The Company has only an insignificant amount of intersegment sales.

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

      Information relating to segments follows (in thousands):

                                                            Segments
                                              ------------------------------------      Corporate
                                                 MH            RV          Total        and Other     Intangibles       Total
------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2001
  Revenues from external customers (a)        $161,965      $107,504      $269,469                                   $ 269,469
  Segment operating profit (loss)               14,807         9,208        24,015      $  (2,307)      $ (2,603)       19,105
  Segment assets (b)                            61,820        46,706       108,526          7,458         40,991       156,975
  Expenditures for long-lived assets (c)         9,329         4,129        13,458                                      13,458
  Depreciation and amortization                  3,479         2,315         5,794             18          2,722         8,534
Year ended December 31, 2000
  Revenues from external customers (a)        $186,593      $101,172      $287,765                                   $ 287,765
  Segment operating profit (loss)               12,574         6,853        19,427      $  (2,301)      $(9,591) (d)     7,535
  Segment assets (b)                            61,792        51,614       113,406          5,790         40,102       159,298
  Expenditures for long-lived assets (c)         7,793        14,083        21,876             14                       21,890
  Depreciation and amortization                  4,003         1,979         5,982             18          2,954         8,954
Year ended December 31, 1999
  Revenues from external customers (a)        $246,509      $ 77,946      $324,455                                   $ 324,455
  Segment operating profit (loss)               28,330         8,819        37,149      $  (2,521)      $ (2,694)       31,934
  Segment assets (b)                            63,949        31,608        95,557         10,865         49,622       156,044
  Expenditures for long-lived assets (c)         7,311         6,049        13,360            323             54        13,737
  Depreciation and amortization                  3,830         1,309         5,139             17          2,986         8,142

(a) One customer of the RV segment accounted for 15 percent of the Company's net sales in 2001. Another customer of both segments accounted for 13 percent, 15 percent and 14 percent of the Company's net sales in the years ended December 31, 2001, 2000 and 1999, respectively.

(b) Segment assets include accounts receivable, inventory and fixed assets. Corporate and other assets include cash and cash equivalents, prepaid expenses and other current assets, deferred taxes and other assets, excluding intangible assets. Intangibles include goodwill and deferred charges which are not considered in the measurement of each segment's performance.

(c) Segment expenditures for long-lived assets include capital expenditures and fixed assets purchased as part of the acquisition of companies and businesses. In 2001, the Company purchased $5,264,000 of fixed assets as part of the acquisitions of businesses. Expenditures for other long-term assets are not included in the segment since they are not considered in the measurement of each segment's performance.

(d) Includes a non-cash charge of $6,897,000 to reflect an impairment of goodwill related to the Company's axle and tire refurbishing operation.

3. ACQUISITIONS AND GOODWILL

Acquisition of Better Bath

      On June 1, 2001, the Company's subsidiary, Kinro, acquired the assets and business of the Better Bath division of Kevco, Inc. Better Bath manufactures and sells thermo-formed bath and shower units for the manufactured housing industry and had sales of approximately $27.7 million in 2000, and $22.3 million in 2001, including $13.2 million in the seven months since its acquisition by the Company.

      The acquisition has been accounted for as a purchase. The aggregate purchase price of approximately $10.2 million has been allocated to the underlying assets based upon their respective estimated fair values. The excess of purchase price over the fair value of net assets acquired ("goodwill") was approximately $3.1 million, which is being amortized over 20 years. The results of the acquired business have been included in the Company's consolidated statement of income beginning June 1, 2001.

      The following pro forma condensed consolidated results of operations assumes that the acquisition had occurred at the beginning of 2000. The unaudited pro forma data below is not necessarily indicative of the future results of operations of the combined operations (in thousands, except per share amounts):

                                               Pro Forma Year Ended December 31,
--------------------------------------------------------------------------------
                                                    2001              2000
--------------------------------------------------------------------------------
Net sales                                         $278,502          $315,503
--------------------------------------------------------------------------------
Net income                                        $  9,135          $  2,540
--------------------------------------------------------------------------------
Net income per common share:
  Basic                                           $    .95          $    .25
  Diluted                                         $    .95          $    .25
--------------------------------------------------------------------------------
Average common shares outstanding:
  Basic                                              9,661            10,348
  Diluted                                            9,666            10,348
--------------------------------------------------------------------------------

Other Acquisitions

      The Company also acquired for an aggregate of $1.4 million two small manufacturers of RV chassis, which added new customers, and manufacturing facilities closer to existing customers.

Goodwill

      Goodwill of $38,303,000 at December 31, 2001, is net of accumulated amortization of $6,772,000. At December 31, 2000, goodwill of $37,240,000 was net of amortization of $5,159,000. Amortization of goodwill was $1,613,000, $1,797,000 and $1,800,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

      Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," which requires, among other things, that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. In accordance with SFAS No. 142, the Company will test its goodwill and intangible assets for impairment and expects to recognize any impairment loss as a cumulative effect of change in accounting principle in the first quarter of 2002.

      Drew's axle and tire refurbishing operation has not performed well over the past several years, primarily due to increased competition, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this operation had been impaired. Based upon this evaluation, it was determined that goodwill had been impaired resulting in a non-cash charge of $6,897,000 in the fourth quarter of 2000. In January 2001 the axle and tire refurbishing operation closed two of its five factories and in July 2001, a third such operation was sold for cash of approximately $1.8 million.


                              Drew Industries Incorporated 2001 Annual Report 21

4. INVENTORIES

      Inventories consist of the following (in thousands):

                                                           December 31,
--------------------------------------------------------------------------------
                                                     2001                 2000
--------------------------------------------------------------------------------
Finished goods                                      $ 7,272              $ 8,637
Work in process                                       1,449                1,938
Raw materials                                        19,177               23,128
--------------------------------------------------------------------------------
  Total                                             $27,898              $33,703
================================================================================

5. FIXED ASSETS

      Fixed assets, at cost, consist of the following (in thousands):

                                                        December 31,         Estimated
------------------------------------------------------------------------    Useful Life
                                                      2001         2000       in Years
------------------------------------------------------------------------    -----------
Land                                                $ 7,132      $ 6,762
Buildings and improvements                           50,030       44,733      10 to 39
Leasehold improvements                                1,413        1,225       2 to 11
Machinery and equipment                              30,845       30,396       3 to 10
Transportation equipment                              2,217        2,244        3 to 7
Furniture and fixtures                                3,408        3,269       3 to 10
Construction in progress                                 75           13
--------------------------------------------------------------------------------------
                                                     95,120       88,642
Less accumulated depreciation and amortization       25,176       22,341
--------------------------------------------------------------------------------------
Fixed assets, net                                   $69,944      $66,301
======================================================================================

      Depreciation and amortization of fixed assets consists of (in thousands):

                                                                Year Ended December 31,
-------------------------------------------------------------------------------------------
                                                              2001        2000        1999
-------------------------------------------------------------------------------------------
Charged to cost of sales                                     $5,134      $5,047      $4,167
Charged to selling, general and administrative expenses         678         953         989
-------------------------------------------------------------------------------------------
                                                             $5,812      $6,000      $5,156
===========================================================================================

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

      Accrued expenses and other current liabilities consist of the following (in thousands):

                                                              December 31,
--------------------------------------------------------------------------------
                                                           2001           2000
--------------------------------------------------------------------------------
Accrued employee compensation and fringes                 $ 6,671        $ 6,134
Income taxes                                                1,647            885
Accrued expenses and other                                  7,856          7,492
--------------------------------------------------------------------------------
  Total                                                   $16,174        $14,511
================================================================================

7. RETIREMENT AND OTHER BENEFIT PLANS

      The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $621,000, $833,000 and $784,000 to these plans during the years ended December 31, 2001, 2000 and 1999, respectively.

8. LONG-TERM INDEBTEDNESS

      Long-term indebtedness consists of the following (in thousands):

                                                                                                           December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                                                                         2001         2000
----------------------------------------------------------------------------------------------------------------------------
Senior Notes payable at the rate of $8,000 per annum commencing January 28, 2001 with interest
  payable semiannually at the rate of 6.95% per annum                                                   $32,000      $40,000
Notes payable pursuant to a credit agreement expiring October 15, 2003 consisting of a revolving loan, not to exceed $25,000; interest at prime rate or LIBOR plus a rate margin based upon the
  Company's performance (a)                                                                                 200       17,700
Industrial Revenue Bonds, fixed rate 5.68% to 6.28%, due 2008 through 2015; secured by certain
  real estate and equipment                                                                               6,846        7,419
Real estate mortgage payable at the rate of $70,000 per month with a balloon payment of $3,371,000
  in May 2006, interest at 9.03% per annum                                                                5,268
Other loans secured by certain real estate and equipment, due 2006 to 2011, primarily fixed rate
  7.25% to 7.90%                                                                                          9,007        1,534
Other                                                                                                                    290
----------------------------------------------------------------------------------------------------------------------------
                                                                                                         53,321       66,943
Less current portion                                                                                      9,630        8,867
----------------------------------------------------------------------------------------------------------------------------
Total long-term indebtedness                                                                            $43,691      $58,076
============================================================================================================================

(a) As of November 14, 2001, the Company entered into a Restated and Amended Credit Agreement (the "Restated Agreement"), which extends the expiration date of the notes payable pursuant to the Credit Agreement to October 15, 2003 and reduces maximum borrowings from $30 million to $25 million. The Restated Agreement also provides for an increase in the interest rate on LIBOR loans, from LIBOR plus 1 percent, to LIBOR plus a rate margin ranging from 1.5 percent to 2.3 percent, depending on the Company's Debt Service Coverage Ratio, as defined. Pursuant to the performance schedule, the interest rate on LIBOR loans is LIBOR plus 1.7 percent at December 31, 2001.

      Pursuant to the Senior Notes, the credit agreement, and certain of the other loan agreements, the Company is required to maintain minimum net worth and interest and fixed charge coverages and meet certain other financial requirements. Borrowings under the Senior Notes and the credit facility are secured only by capital stock of the Company's subsidiaries.

      The Company pays a commitment fee, accrued at the rate of 3/8 of 1 percent per annum, on the daily unused amount of the revolving line of credit.

      The approximate amount of maturities of long-term indebtedness (in thousands) are:

2003                                                                     $ 9,998
2004                                                                       9,912
2005                                                                       9,697
2006                                                                       4,516
2007                                                                         811
2008 to 2012                                                               6,465
2013 to 2017                                                               2,292
--------------------------------------------------------------------------------
Total                                                                    $43,691
================================================================================

      The Company believes the interest rates on instruments similar to its debt, except for the Senior Notes at December 31, 2000, approximate the rates paid by the Company. Therefore, the book value of such debt approximates fair value at December 31, 2001 and December 31, 2000. At December 31, 2000 the Company believes that interest rates on instruments similar to its $40 million Senior Notes were higher than rates paid by the Company, and that the fair value of such notes was approximately $38.6 million at December 31, 2000.

9. INCOME TAXES

      The income tax provision in the Consolidated Statements of Income is as follows (in thousands):

                                                 Year Ended December 31,
--------------------------------------------------------------------------------
                                            2001           2000           1999
--------------------------------------------------------------------------------
Current:
  Federal                                  $ 5,224        $ 3,611        $ 9,031
  State                                        553            722          1,290
Deferred:
  Federal                                      111         (2,216)           938
  State                                        (27)           (88)           116
--------------------------------------------------------------------------------
    Total income tax provision             $ 5,861        $ 2,029        $11,375
================================================================================


                              Drew Industries Incorporated 2001 Annual Report 23

      The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

                                                                 Year Ended December 31,
----------------------------------------------------------------------------------------------
                                                            2001          2000          1999
----------------------------------------------------------------------------------------------
Income tax at Federal statutory rate                       $ 5,178       $ 1,252       $ 9,998
State income taxes, net of Federal income tax benefit          342           412           914
Non-deductible expenses                                        465           453           456
Other                                                         (124)          (88)            7
----------------------------------------------------------------------------------------------
  Provision for income taxes                               $ 5,861       $ 2,029       $11,375
==============================================================================================

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows (in thousands):

                                                              December 31,
--------------------------------------------------------------------------------
                                                         2001              2000
--------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                   $  222            $  324
  Inventories                                              686               669
  Goodwill and other assets                              3,033             3,155
  Accrued insurance                                        551               464
  Employee benefits                                        858               698
  Other accruals                                           743               577
  Sale and leaseback                                       111
--------------------------------------------------------------------------------
    Total deferred tax assets                            6,204             5,887
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                           3,059             2,779
--------------------------------------------------------------------------------
    Net deferred tax asset                              $3,145            $3,108
--------------------------------------------------------------------------------

      The Company concluded that it is more likely than not that the deferred tax assets at December 31, 2001 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

      Net deferred income tax assets are classified in the Consolidated Balance Sheets as follows (in thousands):

                                                               December 31,
--------------------------------------------------------------------------------
                                                            2001           2000
--------------------------------------------------------------------------------
Prepaid expenses and other current assets                  $3,013         $2,575
Other assets                                                  132            533
--------------------------------------------------------------------------------
                                                           $3,145         $3,108
================================================================================

10. COMMITMENTS AND CONTINGENCIES

Leases

      The Company's lease commitments are primarily for real estate, equipment and vehicles. The significant real estate leases provide for renewal options and periodic rental adjustments to reflect price index changes and require the Company to pay for property taxes and all other costs associated with the leased property. Most vehicle leases provide for contingent payments based upon miles driven and other factors.

      Future minimum lease payments under operating leases at December 31, 2001 are summarized as follows (in thousands):

2002                                                                     $ 3,909
2003                                                                       3,132
2004                                                                       1,901
2005                                                                         750
2006                                                                         339
Thereafter                                                                   168
--------------------------------------------------------------------------------
  Total lease obligations                                                $10,199
================================================================================

      Included in the above table are commitments regarding a $3,700,000 sale and leaseback of equipment made during 2001. The Company has an option to repurchase such equipment for $1,554,000 in 2004.

      Rent expense was $4,929,000, $4,303,000 and $3,754,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

      In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 2001 and 2000, the Company had no futures contracts outstanding and had no futures purchases during 2001.

      The Company has employment contracts with three of its employees, which expire on various dates through December 2004. The minimum commitments under these contracts are $919,000 in 2002, $800,000 in 2003, and $400,000 in 2004. In
addition arrangements with three employees of the Company provide for incentives to be paid, based on a percentage of profits as defined.

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

      Transactions in stock options under this plan are summarized as follows:

                                                  Number of
                                                 Option Shares      Option Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1998                    692,286
  Granted                                           557,000        $ 8.81-$ 9.31
  Exercised                                        (292,052)       $ 3.67-$ 6.94
  Canceled                                          (13,500)       $12.13-$12.50
--------------------------------------------------------------------------------
Outstanding at December 31, 1999                    943,734
  Granted                                            15,000                $5.68
  Expired                                           (10,000)               $7.35
  Canceled                                          (42,000)       $ 8.81-$12.50
--------------------------------------------------------------------------------
Outstanding at December 31, 2000                    906,734
  Granted                                           262,500        $ 9.10-$ 9.25
  Exercised                                         (14,324)               $6.94
  Canceled                                          (33,000)       $ 8.82-$12.50
  Expired                                           (15,000)              $10.75
--------------------------------------------------------------------------------
Outstanding at December 31, 2001                  1,106,910        $ 5.68-$12.50
================================================================================
Exercisable at December 31, 2001                    499,290        $ 5.68-$12.50
================================================================================

    The respective number of shares available for granting options were 70,666, 285,166, and 248,166 at December 31, 2001, 2000 and 1999, respectively.

    The Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants included no dividend yields, risk-free interest rates of 5.0 percent, 5.0 percent and 6.0 percent; assumed expected volatilities of 33.0 percent, 29.4 percent and 27.8 percent; and expected lives of 5, 5 and 5 years for 2001, 2000 and 1999, respectively.


                              Drew Industries Incorporated 2001 Annual Report 25

    If compensation cost for the Company's stock option plan had been recognized in the income statement based upon the fair market method, net income would have been reduced to the pro forma amounts indicated below:

                                                  Year Ended December 31,
--------------------------------------------------------------------------------
                                             2001           2000           1999
--------------------------------------------------------------------------------
Net income (in thousands):
  As reported                               $8,934         $1,547        $17,191
  Pro forma                                 $8,563         $1,232        $16,902
Earnings per share (basic):
  As reported                               $  .92         $  .15        $  1.51
  Pro forma                                 $  .89         $  .12        $  1.48
Earnings per share (diluted):
  As reported                               $  .92         $  .15        $  1.51
  Pro forma                                 $  .89         $  .12        $  1.48

    The following table summarizes information about stock options outstanding at December 31, 2001:

 Option                                                              Option
Exercise              Shares                Remaining                Shares
  Price             Outstanding            Life (Years)            Exercisable
--------------------------------------------------------------------------------
 $ 5.68               15,000                   4.0                    15,000
 $ 6.94               10,810                   1.1                    10,810
 $ 8.81              324,000                   3.9                   129,600
 $ 9.10              247,500                   6.0                         0
 $ 9.20               15,000                   3.0                    15,000
 $ 9.25               15,000                   5.0                    15,000
 $ 9.31              150,000                   3.0                    60,000
 $11.63               33,000                   3.3                    13,200
 $11.79               15,000                   2.0                    15,000
 $12.13              262,600                   1.9                   208,280
 $12.48               15,000                   1.0                    15,000
 $12.50               4,000                    2.6                     2,400

      Outstanding stock options expire in five to six years from the date they are granted; options vest over service periods that range from zero to five years.

Treasury Stock

      In accordance with authorizations of the Board of Directors, on June 16, 2000, the Company purchased 1,449,425 shares of its common stock at $8.00 per share, net to the sellers in cash, or an aggregate of $11.8 million including expenses, pursuant to a self-tender offer. Earlier in the year 2000, the Company purchased, on the open market, 190,600 shares of its common stock at an average cost of $8.80 per share. The Company purchased 333,700 shares of its common stock at a cost of $3,891,000 in 1999.

Weighted Average Common Shares Outstanding

      The following reconciliation details the denominator used in the computation of basic and diluted earnings per share:

                                                                              Year Ended December 31,
---------------------------------------------------------------------------------------------------------------
                                                                        2001            2000            1999
---------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding for basic earnings per share      9,660,501      10,347,725      11,385,400
Common stock equivalents pertaining to:
  Stock options                                                           5,368             687          33,579
  Warrants                                                                                                  931
---------------------------------------------------------------------------------------------------------------
    Total for diluted shares                                          9,665,869      10,348,412      11,419,910
===============================================================================================================

      The numerator is constant for both the basic and diluted earnings per share calculations.

12. QUARTERLY RESULTS OF OPERATIONS (Unaudited)

      Interim unaudited financial information follows (in thousands, except per share amounts):

                                              First        Second       Third       Fourth
                                             Quarter      Quarter      Quarter      Quarter        Year
-----------------------------------------------------------------------------------------------------------
Year Ended December 31, 2001
  Net sales                                  $58,894      $71,794      $75,283      $ 63,498       $269,469
  Gross profit                                11,865       16,724       17,773        15,035         61,397
  Net income                                     867        2,970        2,995         2,102          8,934
  Net income per common share (basic)        $   .09      $   .31      $   .31      $    .22       $    .92
  Net income per common share (diluted)          .09          .31          .31           .22            .92

Year Ended December 31, 2000
Net sales                                    $74,660      $79,152      $74,915      $ 59,038       $287,765
  Gross profit                                16,088       16,227       13,326        11,524         57,165
  Net income                                   2,760        2,384        1,026        (4,623)         1,547
  Net income per common share (basic)        $   .25      $   .22      $   .11      $   (.48)      $    .15
  Net income per common share (diluted)          .25          .22          .11          (.48)           .15

      The sum of net income per common share for the four quarters does not equal the total net income per common share for 2001 and 2000 due to changes in the average number of shares outstanding.

Independent Auditors' Report

The Board of Directors and Stockholders
Drew Industries Incorporated:

      We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

Stamford, Connecticut
February 6, 2002


                              Drew Industries Incorporated 2001 Annual Report 27

Management's Responsibility for Financial Statements

      The management of the Company has prepared and is responsible for the consolidated financial statements and related financial information included in this report. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America which are consistently applied and appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates. Such estimates, which are evaluated on an ongoing basis, are based on historical experience and other factors believed to be reasonable under the circumstances.

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


/s/ Fredric M. Zinn

Fredric M. Zinn
Executive Vice President and Chief Financial Officer

Per Share Market Price Range

      The Company's common stock is traded on the American Stock Exchange. A summary of the high and low closing prices of the Company's common stock on the American Stock Exchange is as follows:

--------------------------------------------------------------------------------
                                             2001                    2000
--------------------------------------------------------------------------------
                                       High        Low         High        Low
--------------------------------------------------------------------------------
Quarter Ended March 31                $ 7.38      $ 4.75      $ 9.44      $ 7.00
Quarter Ended June 30                 $ 7.50      $ 5.05      $ 8.13      $ 6.88
Quarter Ended September 30            $ 9.98      $ 7.70      $ 8.06      $ 6.25
Quarter Ended December 31             $10.75      $ 8.55      $ 6.38      $ 5.25

    The closing price per share for the common stock on March 7, 2002 was $14.65 and there were 870 holders of Drew Common Stock, not including approximately 1200 beneficial owners of shares held in broker and nominee names.

DIVIDEND INFORMATION

    Drew has not paid any cash dividends on its outstanding shares of Common Stock.

Corporate Information

BOARD OF DIRECTORS

Edward W. Rose, III (a)
Chairman of the Board of Drew Industries Incorporated
President of Cardinal Investment Company

James F. Gero (a)
Chairman and Chief Executive Officer of Sierra Technologies, Inc.

Gene Bishop (a)
Retired Bank Executive

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

GENERAL COUNSEL

Harvey F. Milman, Esq.
Phillips Nizer Benjamin
Krim & Ballon LLP
666 Fifth Avenue
New York, NY 10103-0084

INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

KPMG LLP
Stamford Square
3001 Summer Street
Stamford, CT 06905

TRANSFER AGENT
AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100
(800) 937-5449
Website: www.amstock.com

EXECUTIVE OFFICES
OF DREW INDUSTRIES
INCORPORATED

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098
Website: www.drewindustries.com
E-mail: drew@drewindustries.com

KINRO, INC.

Better Bath, a division of Kinro, Inc.

David L. Webster
President and Chief Executive Officer

      Corporate Headquarters

      4381 Green Oaks Boulevard West
      Arlington, TX 76016
      (817) 483-7791

LIPPERT COMPONENTS, INC.

Lippert Tire and Axle, Inc.
Coil Clip, Inc.

L. Douglas Lippert
President and Chief Executive Officer

      Corporate Headquarters

      2375 Tamiami Trail North, Suite 110
      Naples, FL 34103
      (941) 659-2005

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

      This report contains certain statements, including the Company's plans and expectations regarding its operating strategy, products and costs, and its views of the prospects of the manufactured housing and recreational vehicle industries, which are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Act of 1995. These forward-looking statements reflect the Company's views, at the time such statements were made, with respect to the Company's future plans, objectives, events and financial results, such as revenues, expenses, income, earnings per share, capital expenditures, and other financial items. Forward-looking statements are not guarantees of future performance; they are subject to risks and uncertainties. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

      There are a number of factors, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, ABS resin, and tires), availability of retail and wholesale financing for manufactured homes, availability and costs of labor, inventory levels of retailers and manufacturers, interest rates, and adverse weather conditions impacting retail sales. In addition, general economic conditions and consumer confidence may affect the retail sale of manufactured homes and RV's.

Designed by Curran & Connors, Inc. / www.curran-connors.com


                                 Drew Industries Incorporated 2001 Annual Report

[DREW LOGO]
DREW INDUSTRIES INCORPORATED
200 Mamaroneck Avenue
White Plains, NY 10601
www.drewindustries.com