Form 10-K, Exhibit 13
period 2002-12-31
DREW INDUSTRIES INCORPORATED
filed 2003-03-28
CIK 763744

EXHIBIT 13



                                      DREW

                          DREW INDUSTRIES INCORPORATED


--------------------------------------------------------------------------------


                             [PICTURE APPEARS HERE]


--------------------------------------------------------------------------------


        Quality Products for Recreational Vehicles and Manufacured Homes


                               2002 ANNUAL REPORT

DREW

Corporate Profile

DREW, through its wholly-owned subsidiaries, Kinro, Inc., and Lipert Components, Inc., is a leading national supplier of a wide variety of components for recreational vehicles and manufactured homes. Drew manufactures windows, doors, chassis, chassis parts, RV slide-ous systems, and bath and shower units.

Drew sell to nearly all of the leading producers of both RVs and manufactured homes and is a market share leader in may of its product categories. Drew's 2,800 employees, at 40 facilities in the United States and one in Canada, provide customers with outsanding service and quality products at competitive prices, while maintaining the highest operating efficiencies.

The management of Drew is commited to ethically and responsibly, and to providing full and accurate disclosure to the Company's stockholders, employees and other stakeholders.


  Average Drew Sales Per                  Average Drew Sale Per
  Recreation Vhecile                      Manufactured Home
  Shipped by Industry                     Produced by Industry
  -------------------                     --------------------

$202  $242  $338  $419  $550            $525  $548  $606  $763  $916

1998  1999  2000  2001  2002            1998  1999  2000  2001  2002


--------------------------------------------------------------------------------
Drew Industries Incorporated

Financial Highlights

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes thereto included herein:

                                                                           Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)               2002          2001          2000             1999          1998
---------------------------------------------------------------------------------------------------------------------------
Operating Data
Net sales                                            $ 325,431     $ 254,770     $ 253,129        $ 268,951     $255,038
Operating profit                                     $  29,213     $  20,345     $  17,067        $  33,269     $ 26,754
Income from continuing operations before
  income taxes                                       $  25,647     $  16,194     $  13,646        $  30,595     $ 23,676
Provision for income taxes                               9,883         6,364         5,652           12,105        9,340
Income from continuing operations                    $  15,764     $   9,830     $   7,994        $  18,490     $ 14,336
Discontinued operations(1)                                (200)         (896)       (6,447)(2)       (1,299)         881
Cumulative effect of change in accounting
  principle for goodwill                               (30,162)
Net income (loss)                                    $ (14,598)    $   8,934     $   1,547        $  17,191     $ 15,217
Net income (loss) per common share:
  Income from continuing operations:
      Basic                                          $    1.61     $    1.02     $     .77        $    1.62     $   1.28
      Diluted                                        $    1.57     $    1.02     $     .77        $    1.62     $   1.26
  Discontinued operations:
      Basic                                          $    (.02)    $    (.10)    $    (.62)       $    (.11)    $    .08
      Diluted                                        $    (.02)    $    (.10)    $    (.62)       $    (.11)    $    .08
  Cumulative effect of change in accounting
    principle for goodwill:
      Basic                                          $  (3.08)
      Diluted                                        $  (3.01)
  Net income (loss):
      Basic                                          $   (1.49)    $     .92     $     .15        $    1.51     $   1.36
      Diluted                                        $   (1.46)    $     .92     $     .15        $    1.51     $   1.34

Financial Data
Working capital                                      $  24,067     $  12,816     $  23,400        $  42,669     $ 45,074
Total assets                                         $ 145,396     $ 156,975     $ 159,298        $ 156,044     $154,425
Long-term obligations                                $  39,102     $  43,936     $  58,275        $  46,451     $ 59,612
Stockholders' equity                                 $  70,104     $  81,210     $  72,164(3)     $  84,089     $ 68,762
---------------------------------------------------------------------------------------------------------------------------

(1) Refers to the operations of the Company's discontinued axle and tire refurbishing operation.
(2) After a non-cash charge of $6.9 million in 2000 to reflect an impairment related to the Company's axle and tire refurbishing operation.
(3)   In 2000, the Company purchased treasury stock for $13.5 million.



    Equity Per Common Share
    (in dollars)
    -----------------------

  $6.06 $7.44 $7.47 $8.40 $7.06

  1998  1999  2000  2001  2002




    Year End Bebt to
    EBITDA* Ratio
    ----------------

   1.8  1.1    2.6  1.9   1.3

  1998  1999  2000  2001  2002




    Year End Debt to
    Equity Ratio
    ----------------

   0.9   0.6   0.9   0.7   0.7

  1998  1999  2000  2001  2002


*EBITDA is operating profit plus depreciation, amortization and goodwill impariment charges.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page one
                             letter to stockholders

Drew Industries posted record sales and substantially higher earnings for 2002. We made significant gains in sales and market share in both our recreational vehicle (RV) and manufactured housing (MH) segments, and we continued our unbroken streak of profitability since these two industries became our sole focus in 1994.

Net sales grew 28 percent to $325 million in 2002. Sales of our RV products segment grew 59 percent to $171 million for the year, outpacing RV industry growth of 21 percent. Our MH products segment sales increased 5 percent even though homes produced by the MH industry declined by 13 percent. More dramatically, Drew's income from continuing operations reached $15.8 million, or $1.57 per share, up 60 percent from last year. Our ability to drive profit improvement at twice the rate of sales reflects the strength of our operations and our people. Key factors that played a role in our accelerating profit in 2002 included:

o     Continued market share gains in both our RV and MH operating segments

o Tight control of costs, coupled with sound purchasing policies for raw materials

o Efficiency improvements through new technology and state-of-the-art equipment

o     New factories in Alabama, Oregon and Indiana

o     The acquisition of a small RV chassis manufacturer

o     Growth of sales of new products, including RV slide-out systems

o     The sale and discontinuation of the axle and tire refurbishing business

Partially as a result of these accomplishments, the market capitalization of our stock increased from 2001 levels and Drew was added to the Russell 2000 index in July 2002. We were also able to attract analyst coverage for Drew by The Red Chip Review, which specializes in small capitalization stocks. This is the first time in several years that an analyst is covering Drew, and we expect this development, coupled with our decision to retain the investor relations firm of Lambert, Edwards & Associates, Inc., to increase Wall Street interest in the "Drew success story."

Calendar 2002 was also notable for a number of operating milestones for Drew. For the first time, sales of our RV products segment exceeded those of our MH products segment, due to market share gains, new product introductions, strategic acquisitions and capacity expansion. Operating profit of the RV segment was just under 50 percent of consolidated segment operating profit. Drew's RV products segment continued to produce outstanding results as this segment's operating profit increased 76 percent to $16.2 million.

During 2002, Drew opened a new RV factory in Portland, Oregon, the Company's fifth factory serving the rapidly expanding West Coast market, and our third on the West Coast in the last three years. In addition, in September 2002, we converted a money-losing axle and tire refurbishing facility in Bristol, Indiana to the production of profitable RV windows and doors. As our newer RV product factories ramp up to full production, their contribution to operating profit is expected to increase. Drew also acquired a towable RV chassis business with annual sales of $7 million, which has been integrated into our existing RV chassis factories without incurring additional fixed overhead cost.

Patent litigation against Drew involving our new RV slide-out systems was recently settled through a licensing agreement. As a result, we anticipate increased sales of this highly popular component for the RV industry.

RV industry shipments for 2002 grew at a double-digit percentage rate bolstered by low interest rates, strong demographics and consumers' growing preference for domestic family vacations. Trad i tionally, demand for RVs is strongest from the over-50 age group, which is the fastest growing segment of the population. This fact, plus increasing RV sales to the 35-50 age group, thanks to an industry-wide "Go RVing" awareness and advertising campaign, and the continuation of favorable interest rates, bode well for a solid RV market for the foreseeable future.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page two

Despite a prolonged MH industry slump since the peak year of 1998 when 373,000 new homes were produced, Drew's MH products segment has been profitable every quarter. Industry production for 2002 fell to approximately 168,000 homes, a decline of 55 percent since 1998. In comparison, Drew's MH segment sales decreased only 21 percent over the same four year period.

Through market share gains and increased sales of higher quality and higher priced vinyl windows, Drew's MH segment sales for 2002 increased 5 percent to $154.3 million, despite a 13 percent decline for the industry, and this segment's operating profit increased 6 percent to $16.9 million.

We are particularly proud of the growth in our MH segment despite difficult MH industry conditions, including limited credit availability, excessive repossessions, and high interest rate spreads between conventional mortgages and MH mortgages. We remain optimistic about the long-term prospects for the MH industry because manufactured homes have improved dramatically in appearance and quality, and represent a significant cost advantage over site-built homes.

Other activities in our MH segment during 2002 included replacing a 60,000-square-foot leased factory in Alabama with a new 109,000-square-foot owned factory in the same town. In addition to an aluminum window line, Drew added a new vinyl window line to this MH factory because of increased demand for these products despite the decline in the MH industry. When the MH industry finally recovers, Drew will be in a position to capture a large share of the industry growth.

The success achieved in our MH segment despite a down market in manufactured housing, and our RV segment's ability to outpace a strong and growing RV market, are indicative of our efforts to run the business conservatively, yet take advantage of growth opportunities.

In the first quarter of 2002, Drew adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," and recorded, as of January 1, 2002, an after tax charge of $30.2 million, or $3.01 per share, for impairment of goodwill associated with the Company's acquisitions. The charge, which resulted primarily from the declines in the manufactured housing industry, did not affect cash or operations.

We continued to generate strong cash flow from operations in 2002 enabling us to reduce debt while investing in new facilities and equipment and completing a strategic acquisition. Our debt was $49 million at December 31, 2002, down from $53 million a year earlier, despite a $12 million increase in inventory due to higher sales. In January 2003, we made the third scheduled annual payment of $8 million on our Senior Notes, reducing those borrowings to $16 million.

We are extremely pleased that our strategies and hard work produced impressive results for 2002. Our emphasis on meeting the real-time needs of our customers is paying off in higher sales and profitability and continued market share gains. We remain optimistic that we can continue to build on this momentum in 2003 and grow our top and bottom lines ahead of the industries we serve.

As always, we thank our operating management teams and their dedicated employees, whose experience and efforts enable Drew to achieve excellent results, despite extremely difficult hurdles.




              [PICTURES OF Edward W. Rose, III & Leigh J. Abrams]


/s/ Edward W. Rose, III
Edward W. Rose, III
Chairman of the Board

/s/ Leigh J. Abrams
Leigh J. Abrams
President and Chief Executive Officer
Drew Industries Incorporated


--------------------------------------------------------------------------------
                                       2002 Annual Report      page three

                   QUALITY PRODUCTS FOR RECREATIONAL VEHICLES
                             AND MANUFACTURED HOMES


                            Strong Growth Prospects

                        Highly respected and experienced
                        management, a consistent approach
                         for long-term appreciation, and
                          favorable demographic trends,
                        provide DREW with the opportunity
                    and ability to achieve sustained growth.

                         ------------------------------


--------------------------------------------------------------------------------
Drew Industries Incorporated            page four

Our Markets and Industries

Recreational vehicles provide a comfortable, economical and safe way for families to vacation and explore the United States, and the flexibility to travel when and where they want. Nearly 7 million families in the United States now own an RV, and many thousands more enjoy these benefits by renting RVs.

RVs are available in a wide range of sizes and price ranges, from small, economical folding camping trailers, to large travel trailers and luxurious motor homes that provide all the comforts and conveniences of home. Many RVs are equipped with slide-out expansion rooms designed to provide extra space while the RV is parked.

Demographic trends favor continued growth in the RV industry, as demand for RVs has historically been strongest among the 50 and over age group, the fastest growing segment of the population. By the year 2010, there will be about 46 million households in this category, an increase of 25 percent from the year 2000. The national "Go RVing" awareness and advertising campaign, sponsored by the Recreational Vehicle Industry Association ("RVIA"), has been extremely successful in attracting younger buyers, ages 35 to 50, to the benefits of RVing.

Industry shipments of RVs reached 311,000 units in 2002, 21 percent more than in 2001, and the RVIA recently projected that RV shipments will continue to increase in 2003.

Manufactured homes come in a wide range of appealing styles and sizes, and are often situated in modern, attractive communities. The typical manufactured home has 3 or more bedrooms, central air conditioning, and more than 1,500 square feet of living space. Today's manufactured homes are no longer the old "mobile homes" of the 1970s, situated in trailer parks.

Manufactured housing can offer both quality and value, as these homes are built entirely within a factory-controlled environment, in accordance with strict federally regulated building codes and stringent quality controls. In 2001, the average cost of a manufactured home was less than $32 per square foot, a value which cannot be approached by typical site-built homes.

In recent years, the production of manufactured homes has declined substantially, due to high levels of repossessed homes, excessive inventories, and scarce financing. However, tighter credit standards by lenders in recent years, significant inventory reductions by retail dealers and manufacturers, and the increasing use of more secure land/home financing and conventional mortgages, bode well for a sustained recovery in this industry.

Approximately 22 million people live in nearly 10 million manufactured homes across the United States, and in the long-term, many millions more are expected to recognize that manufactured homes provide quality, affordable housing, and the opportunity to realize their dream of home ownership.


    Industry Shipments--
    Recreational Vehicles
    (in thousands of units)
    -----------------------

   293   321   300   257   311

  1998  1999  2000  2001  2002



    Industry Production
    Manufactured Housing
    (in thousands of homes)
    ----------------

   373   349   251   193   168

  1998  1999  2000  2001  2002


--------------------------------------------------------------------------------
                                      2002 Annual Report     page five

Our Products

Recreational Vehicle Products Segment Drew manufactures windows, doors, chassis and chassis slide-out systems for RVs at 24 facilities in the United States and one in Canada. Our products are sold to nearly all of the leading national producers of RVs.

Sales of RV products increased 59 percent in 2002, to $171 million, and now represent more than half of our total sales. Each RV product line achieved outstanding growth this year, as we substantially exceeded industry growth through increased market share, new product introductions, and a strategic acquisition. In particular, our new slide-out system products, introduced in December 2001, have been extremely well accepted by our customers, and experienced rapid growth in 2002.

Our RV segment has grown consistently during the last 5 years. In 1998, the average RV produced in the United States contained about $200 of Drew's products; by 2002 this had grown to $550 per RV, giving Drew the potential to grow substantially as the RV industry expands.

To accommodate this increased demand and market share gains, we have opened 16 new RV products facilities in the last five years, including two facilities in 2002. As these new facilities improve their operating efficiencies, we anticipate that they will make significant contributions to Drew's overall profitability.

More importantly, the profitability improvement in the RV segment of 76 percent outpaced sales growth, with segment operating profit margin reaching 9.4 percent of sales, compared to 8.6 percent in 2001.

Manufactured Housing Products Segment Drew produces windows, chassis, chassis parts, and bathtub and shower enclosures for manufactured homes, at 24 facilities across the United States. As in our RV segment, these facilities are located near our customers to minimize delivery costs and maximize customer service.

Since 1998, industry production of manufactured homes has declined by 55 percent, however Drew has offset much of this industry decline through increased market share. In 2002, Drew's sales of manufactured housing products increased 5 percent, despite a 13 percent decline in industry production, and our profit margin improved, largely due to the continued growth of our vinyl window product line, and the June 2001 acquisition of Better Bath, which added bathtub and shower enclosures to our product offerings.

To meet the increasing demand for our vinyl window products, the Company built a new 109,000 square foot facility in Alabama, to replace a much smaller leased facility. The new facility houses a new vinyl window production line, in addition to the aluminum window line moved from the former facility.

Selective capacity additions and strategic acquisitions like these, as well as stringent controls over costs and attention to the needs of our customers, will enable Drew's manufactured housing segment to grow rapidly and profitably once the manufactured housing industry stabilizes and then begins to recover.



     Segment Sales
     -------------

53%  Recreational Vehicles

47%  Manufactured Housing



     Segment Operating Profit
     ------------------------

49%  Recreational Vehicles

51%  Manufactured Housing


--------------------------------------------------------------------------------
Drew Industries Incorporated            page six

                   QUALITY PRODUCTS FOR RECREATIONAL VEHICLES
                             AND MANUFACTURED HOMES


                       New Products, Market Share Growth,
                           and Strategic Acquisitions

                      Both our RV and Manufactured Housing
                       products segments outperformed the
                      industries they serve because of the
                       consistency of our strategy and the
                          dedication of our employees,
                who pay attention to the needs of our customers.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page seven

Our Goal is to Enhance Stockholder Value

The strategies we follow to achieve this goal have been consistent:

o     Satisfy customer needs.

      Our success over the past decade stems largely from the ability of operating management to respond quickly to the changing needs of customers, with quality products, outstanding service and reasonable prices.

o     Emphasize profitability.

      While we continue to seek growth through increased market share and acquisitions, management remains focused on properly evaluating the long-term profit potential of expansion opportunities.

o     Align management incentives with stockholder interests.

      Drew has a longstanding policy of rewarding operating management and employees with profit incentive programs and stock option plans designed to align the motivation of our employees with the interests of our stockholders.

      Drew also encourages management to maintain significant ownership of the Company. Directors, officers and other key executives own nearly 40% of Drew's common shares, helping to ensure that the interests of stockholders and management are the same.

     Drew's management and Board of Directors are committed to achieving our goal by following these strategies while maintaining the highest level of integrity, and dealing responsibly with our stockholders, customers, employees and other stakeholders.

                       ----------------------------------

                           Facilities Coast to Coast


                             [USA MAP APPEARS HERE]



--------------------------------------------------------------------------------
Drew Industries Incorporated            page eight

Management's Discussion and Analysis of Financial Condition and Results of Operations

    The Company has two reportable operating segments, the recreational vehicle products segment (the "RV segment") and the manufactured housing products segment (the "MH segment"). The RV segment, which accounted for 53 percent of consolidated sales in 2002, manufactures a variety of products used in the production of recreational vehicles, including windows, doors, chassis, chassis parts and chassis slide-out systems. The MH segment, which accounted for 47 percent of consolidated sales in 2002, manufactures a variety of components used in the construction of manufactured homes, including aluminum and vinyl windows and screens, chassis, chassis parts and thermo-formed bath and shower units. The RV segment and the MH segment primarily sell their products to the producers of recreational vehicles and manufactured homes. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales.

    The Company's continuing operations are performed through its two primary operating subsidiaries, Kinro, Inc. ("Kinro") and Lippert Components, Inc. ("LCI"), which have operations in both the RV and MH segments. At December 31, 2002 the Company's subsidiaries operated 40 plants in 18 states and one plant in Canada.

    On June 1, 2001, the Company's subsidiary, Kinro, acquired the assets and business of the Better Bath division of Kevco, Inc. Better Bath manufactures and sells thermo-formed bath and shower units for the manufactured housing industry and had sales of approximately $27.7 million in 2000 and $22.3 million in 2001, including $13.2 million in the seven months after its acquisition by the Company. The results of the acquired business have been included in the Company's consolidated statements of income beginning June 1, 2001. The acquisition has been accounted for as a purchase. The aggregate purchase price of approximately $10.2 million has been allocated to the underlying assets based upon their respective estimated fair values. The excess of purchase price over the fair value of net assets acquired ("goodwill") was approximately $3.1 million. The Company has not recorded any impairment of this goodwill.

    In January 2001, Lippert Tire and Axle, Inc. ("LTA"), the Company's now discontinued axle and tire refurbishing subsidiary, closed two of its five factories, and in July 2001, a third such operation was sold. In September 2002, the Company converted one of its two remaining axle and tire refurbishing facilities to an RV window production facility. The last axle and tire refurbishing operation was sold in January 2003 for a small gain. Accordingly, the axle and tire refurbishing operation is classified as discontinued operations at December 31, 2002 and prior years results were reclassified to conform to such presentation.

Industry Background

    The RV industry reported a 21 percent increase in shipments in 2002, after a two year downturn during which industry shipments declined 20 percent. The Company's RV segment, as well as the entire RV industry, has been bolstered by low interest rates and by the increased preference for domestic vacations rather than foreign air travel. Increasing RV sales are also being driven by positive demographics, as demand for RV's is strongest from the over 50 population, which is the fastest growing segment of the population. In recent years, the Recreation Vehicle Industrial Association started an advertising campaign to attract customers in the 35 to 54 age group. In the last four years, the number of RV's owned by those 35 to 54 grew faster than all other age groups.

    While we believe retail demand for manufactured homes has remained fairly steady in recent years, limited credit availability, high interest rate spreads between conventional mortgages on site built homes and loans for manufactured homes, and excessive repossessions of homes, remain problems for the industry. It has been estimated that approximately 90,000 manufactured homes were repossessed in each of the last three years, far in excess of typical repossession levels. In addition, it is estimated that inventories of new homes held by dealers and manufacturers were reduced by approximately 25,000 homes in 2002. As a result of these factors and general economic conditions, industry production of manufactured homes fell to 168,500 homes in 2002, down 13 percent from 2001, and 55 percent less than the industry peak of 373,000 homes in 1998. Industry projections for 2003 production range between 150,000 and 172,000 manufactured homes. The increase in land/home and conventional mortgages for manufactured homes, compared to higher cost and less secure chattel loans, is expected to partially mitigate the limited availability of chattel loans for manufactured homes. As a result of market share gains and efficiency improvements, Drew's manufactured housing segment has remained profitable throughout this extended industry-wide slump. Long-term prospects for manufactured housing are still favorable because it provides quality, affordable housing which the country needs.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page nine

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


RESULTS OF OPERATIONS

    Net sales and operating profit are as follows (in thousands):

                                               Year Ended December 31,
                                     ---------------------------------------------

                                        2002              2001              2000
----------------------------------------------------------------------------------
Net sales:
  RV segment                         $ 171,094         $ 107,504         $ 101,172
  MH segment                           154,337           147,266           151,957
----------------------------------------------------------------------------------
    Total                            $ 325,431         $ 254,770         $ 253,129
==================================================================================

Operating profit:
  RV segment                         $  16,162         $   9,208         $   6,853
  MH segment                            16,900            15,940            14,919
  Amortization of intangibles             (746)           (2,591)           (2,404)
  Corporate and other                   (3,103)           (2,212)           (2,301)
----------------------------------------------------------------------------------
    Total                            $  29,213         $  20,345         $  17,067
==================================================================================

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

RV Segment

    The RV segment achieved a 59 percent net sales increase in 2002, as a result of industry growth and a significant increase in the market share of both its RV chassis and its RV window and door product lines. In addition, the introduction of slide-out systems and related components to the RV chassis product line was a major contribution to the segment's sales increase, accounting for sales of approximately 10 percent of segment net sales. The sales gains of the RV segment far exceeded the 21 percent increase in industry-wide shipments of RV's in 2002. Long-term growth in the RV industry is still highly likely for the reasons described in "Industry Background" above.

    In August 2002, the Company acquired the business and certain assets of the RV chassis division of Elkhart, Indiana-based Quality Frames, Inc., with chassis sales of approximately $7 million. Production of these chassis was moved to the Company's existing manufacturing facilities. In addition, the Company is also selling other products to these new customers.

    Operating profit of the RV segment increased $7.0 million (76 percent) in 2002 over 2001. This increase is primarily attributable to the increase in sales. The segment's profit margin increased to 9.4 percent for 2002 from 8.6 percent for 2001, primarily because of the effect of fixed costs and higher sales as well as improved operating efficiencies of this fast growing segment, which more than offset the effect of the higher steel costs experienced in the second half of 2002. There were no significant selling price increases in 2001 and 2002.

MH Segment

    Net sales of the MH segment increased 5 percent in 2002, despite the 13 percent decline in industry-wide production of manufactured homes. Excluding sales of the Better Bath operation, acquired in June 2001, sales of this segment increased 1 percent in 2002. The Company outperformed the industry primarily because of market share gains from sales of its high-end vinyl window products. In early October 2002, the Company expanded its capacity in order to accommodate the increased demand for these vinyl window products.

    The operating profit margin of the MH segment increased slightly to 11.0 percent in 2002 from 10.8 percent in 2001. The 2002 results were enhanced by the improved operating profit margin achieved by Better Bath, partially as a result of reduced product costs, and lower selling, general and administrative costs. This improvement in operating profit margins by Better Bath, was partially offset by substantial increases in certain steel costs, primarily as a result of new import tariffs. Steel costs in early 2003 remain significantly higher than during the comparable period in 2002. The Company has had some success in passing a portion of these increases on to its customers. Also, labor costs increased on the Company's fast growing vinyl window product line as a result of capacity constraints, which have been alleviated by the addition of a new production line in Alabama, opened in October 2002. Higher sales caused selling, general and administrative expenses to increase, but such costs were stable as a percentage of sales. Included in selling, general and administrative costs in 2002 is a charge of $.5 million relating to the chapter 11 filing of Oakwood Homes. As of December 31, 2002, the Company had fully reserved the $.8 million pre-bankruptcy receivable from this customer. The Company continues to sell to Oakwood Homes pursuant to authorization of the Bankruptcy Court.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page ten

Amortization of Intangibles

    Amortization of intangibles decreased $1,845,000 for the year 2002 from the prior year, primarily as a result of the Company's adoption of Statement of Financial Accounting Standards No. 142, which requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually.

    The following schedule shows pro forma net income for the year ended December 31, 2001, excluding goodwill amortization expense (in thousands, except per share data):

                                                      Year Ended December 31, 2001
                                                      ----------------------------
                                                                  Earnings Per Share
                                                      Net        -------------------
                                                     Income       Basic      Diluted
------------------------------------------------------------------------------------
Income from continuing operations, as reported      $ 9,830      $   1.02   $   1.02
Goodwill amortization expense, net of taxes           1,623           .17        .16
------------------------------------------------------------------------------------
  Pro forma income from continuing operations       $11,453      $   1.19   $   1.18
====================================================================================

    During the first quarter of 2002, in accordance with the goodwill impairment provisions of SFAS No. 142, the Company identified its reporting units and allocated its assets and liabilities, including goodwill, to its reporting units. In addition, the Company had a valuation of certain of its reporting units done by an independent appraiser, as of January 1, 2002, to assist the Company in determining if there had been an impairment in the goodwill of any of such reporting units. Based on this appraisal and additional analyses performed by the Company, it was determined that there had been an impairment of goodwill in two reporting units. As a result, the Company recorded an impairment charge of $32,905,000 offset by a tax benefit of $2,743,000. Such charge has been recorded as a cumulative effect of change in accounting principle.

    A substantial portion of the impairment charge related to the 1997 acquisition of LCI. At the time of that acquisition, LCI was primarily involved in the MH segment, and was just beginning its RV products business. Since that time the MH industry has declined substantially causing a reduction in LCI's MH sales and profits. During the same period, LCI's RV business has grown very substantially in both sales and profits.

    As of November 30, 2002, the Company reevaluated the fair value of the remaining goodwill, which had a book value of $7.0 million, and determined that no additional impairment had occurred.

Corporate and Other

    Corporate and other expenses for the year 2002, were $891,000 higher than last year, as a result of increases in incentive compensation based upon higher profits, higher professional fees for special projects, a new investor relations program, and increased insurance and benefit costs.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

RV Segment

    The downturn in the RV industry, which began in 2000, continued in 2001 with shipments decreasing 14 percent. Fourth quarter industry sales were impacted by the events of September 11, as consumer confidence, a barometer of the RV industry, was severely affected.

    Sales of the Company's RV segment for 2001 increased 6 percent to $108 million, compared to an industry-wide decline of 14 percent in RV shipments, reflecting the continuation of the Company's market share growth. Sales increases were achieved in all product categories.

    Operating profit of the RV segment increased $2.4 million (34 percent) for the year. This increase was attributable to the increase in sales as well as a reduction in steel costs, after an increase in such costs in 2000. In 2000, this segment incurred startup costs as a result of the opening of five new facilities to produce RV chassis. Operating efficiencies in this segment's RV chassis line improved in 2001, although less than expected because of the decline in the RV industry, which hampered sales growth of RV chassis. Selling, general and administrative costs increased proportionately to the sales increase. The segment's profit margin increased to 8.6 percent of sales for 2001, compared to
6.8 percent in 2000.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page eleven

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


MH Segment

    In 2001, sales of the Company's MH segment decreased 3 percent to $147 million. Excluding sales of the Better Bath operation, which has been included in the Company's consolidated statement of income since its acquisition on June 1, 2001, net sales of the MH segment decreased only 12 percent for the year 2001, compared to a 23 percent decline in industry-wide production of manufactured homes, reflecting the Company's market share growth.

    Operating profit of the MH segment increased by 7 percent as a result of the acquisition of Better Bath. Excluding the operating results of Better Bath, operating profit for the MH segment in 2001 was approximately the same as the year 2000 despite the reduction in sales. Material costs continued to be relatively stable in 2001, except for steel, which declined 5 to 11 percent, depending on the product, after rising in 2000. Improved operating efficiencies in 2001 partly offset the effect of fixed costs and lower sales. Selling, general and administrative expenses were down in dollar terms but not as a percentage of sales, because of fixed costs. There were no significant selling price increases in the years 2000 and 2001.

Amortization of Intangibles, Corporate and Other

    Amortization of intangibles for 2001 of $2,591,000 was $187,000 more than 2000, partially as a result of additions resulting from the acquisition of Better Bath in June 2001.

    Corporate and other expenses for 2001 were approximately the same as 2000.

Interest Expense, Net

    Interest expense, net decreased $.6 million to $3.6 million in 2002, as a result of debt reduction. Approximately $43.1 million of the Company's debt of $48.8 million at December 31, 2002 is subject to fixed interest rates.

    Interest expense increased $.4 million to $4.3 million in 2001 as a result of the capitalization of $.4 million of interest in 2000. The average debt balance for 2001 was only slightly higher than 2000. Mortgage debt of $13 million added during 2001 is subject to a higher interest rate than the Company's line of credit debt, which declined since 2000.

Provision for Income Taxes

    The effective tax rate for the year 2002 was approximately 38.5% compared to 39.3% in 2001 and 41.4% in 2000. The higher rate in 2000 resulted from the impact of permanent differences on lower pretax income.

Discontinued Operations

    The axle and tire refurbishing business of LTA has not performed well over the past several years, primarily due to increased competition and the decline in the manufactured housing industry, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this business had been impaired. Based upon this evaluation, it was determined that goodwill had been impaired resulting in a non-cash charge of $6,897,000 in the fourth quarter of 2000. In January 2001, the axle and tire refurbishing business closed two of its five factories and in July 2001, a third such operation was sold. In September 2002, the Company converted one of its two remaining axle and tire refurbishing facilities to an RV window production facility. The last axle and tire refurbishing operation was sold in January 2003 at a small gain. As a result, the axle and tire refurbishing business of LTA is classified as discontinued operations in the Consolidated Financial Statements pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" adopted by the Company effective January 1, 2002.

    LTA continues to own a factory in Texas which was previously utilized in its axle and tire refurbishing business. This factory is being leased to the purchaser of the LTA's Texas operation. Since it is not probable that this factory will be sold within one year, it is not considered as held for sale under SFAS No.144, and is not included in discontinued operations in the Consolidated Financial Statements.

    The proceeds from the disposition of all other significant assets of LTA's axle and tire refurbishing business, consisting primarily of inventory and accounts receivable, have been collected in January 2003.

    The discontinued axle and tire refurbishing business had previously been included in the Company's MH segment, and had revenues of $11.2 million, $14.7 million and $34.6 million, in 2002, 2001 and 2000, respectively.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page twelve

Recently Adopted and New Accounting Standards

    As of April 1, 2002, the Company adopted the fair value method of accounting for stock options contained in SFAS No. 123,"Accounting for Stock-Based Compensation," which is considered the preferable method of accounting for stock-based employee compensation. During the transition period, the Company will be utilizing the prospective method under SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosures." All employee stock options granted after January 1, 2002 have been expensed over the stock option vesting period based on fair value, determined using the Black-Scholes option-pricing method, at the date the options are granted, resulting in a $10,000 charge to operations for the year ended December 31, 2002, relating to options for 20,000 shares granted in December 2002.

    Historically, the Company had applied the "disclosure only" option of SFAS No. 123. Accordingly, no compensation cost has been recognized for previously granted stock options. Had the Company previously adopted this new accounting policy, diluted earnings per share would have been reduced by $.04 for 2002, $.04 for 2001 and $.03 for 2000.

    Effective January 1, 2002, the Company adopted the provisions of SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies criteria that intangible assets acquired in a purchase combination must meet to be recognized apart from goodwill. SFAS No. 142 requires that the useful lives of all existing intangible assets be reviewed and adjusted if necessary. It also requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144.

    In accordance with SFAS No. 142, the Company stopped amortizing goodwill effective January 1, 2002, and recorded an impairment charge of $30.2 million, net of taxes, as described above. The Company has reassessed the useful lives of its intangible assets as required by SFAS No. 142 and determined that the existing useful lives are reasonable. During the first quarter, the Company also reviewed the classification of its intangible assets and goodwill in accordance with SFAS No. 141 and has reclassified $574,000 of other assets to goodwill.

     As a result of the allocation of the goodwill and the recognition of the impairment charge, goodwill by reportable segment is as follows (in thousands):

                                                --------------------------------------
                                                 MH Segment     RV Segment      Total
--------------------------------------------------------------------------------------
Balance--December 31, 2001                       $ 33,354       $ 4,949       $ 38,303
Reclassification of other intangible assets           505            69            574
--------------------------------------------------------------------------------------
  Balance--January 1, 2002                         33,859         5,018         38,877
Impairment charge                                 (30,698)       (2,207)       (32,905)
Current year acquisition                                          1,071          1,071
--------------------------------------------------------------------------------------
  Balance--December 31, 2002                     $  3,161       $ 3,882       $  7,043
======================================================================================


     In August 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations." SFAS No.143 requires companies to record a liability for asset retirement obligations associated with the retirement of long-lived assets. Such liabilities should be recorded at fair value in the period in which a legal obligation is created, which typically would be upon acquisition or completion of construction. The provisions of SFAS No. 143 are effective for fiscal years beginning after June 15, 2002. The Company is in the process of reviewing the impact of SFAS No.143.

     Also in August 2001, the FASB issued SFAS No.144, which supercedes SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 retains the fundamental provision of SFAS No.121 related to the recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of, but excludes goodwill from its scope and provides additional guidance on the accounting for long-lived assets held for sale. The provisions of SFAS No.144


--------------------------------------------------------------------------------
                                      2002 Annual Report     page thirteen

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


are effective for fiscal years beginning after December 15, 2001. Accordingly, the Company adopted the provisions of SFAS No. 144 effective January 1, 2002. In accordance with SFAS No. 144, the Company has reclassified its axle and tire refurbishing business to discontinued operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability be recognized for those costs only when the liability is incurred. A commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company is currently in compliance with existing accounting requirements and will adopt the provisions of SFAS No. 146 effective January 1, 2003.

    In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize a liability for the non-contingent component of a guarantee; that is, the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at its inception. The recognition of the liability is required even if it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. FIN 45 also requires additional disclosures related to guarantees. The recognition measurement provisions of FIN 45 are effective for all guarantees entered into or modified after December 31, 2002. FIN 45 also requires additional disclosures related to guarantees in interim and annual financial statements. The Company anticipates no impact from the adoption of FIN 45 since the Company has no guarantees of the obligations of others.

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN 46 requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. FIN 46 applies immediately to VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that was acquired before February 1, 2003, FIN 46 applies for periods beginning after June 15, 2003. The Company has no unconsolidated VIEs and therefore its consolidated financial statements are in compliance with the requirements of FIN 46 at December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

    Net cash flows provided by operating activities of $12.2 million in 2002 was adequate to fund the Company's investing activities.

    The Statements of Cash Flows reflect the following (in thousands):

                                                                        Year Ended December 31,
                                                                ---------------------------------------
                                                                  2002           2001           2000
-------------------------------------------------------------------------------------------------------
Net cash flows provided by operating activities                 $ 12,200       $ 28,166       $  9,856
Net cash flows (used for) investment activities                 $(12,013)      $(17,141)      $(21,460)
Net cash flows (used for) provided by financing activities      $ (1,062)      $(10,060)      $  7,093


    Net cash flows from operating activities of $12.2 million for 2002 were approximately $16.0 million lower than such cash flows in 2001, despite the $6.6 million increase in income before the cumulative effect of change in accounting principle for goodwill. The lower net cash flows from operating activities in the current year is primarily attributable to:

a) An increase in accounts receivable due to the increase in sales over the prior year. Days sales outstanding of receivables were the same at December 2002 as they were at December 2001.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page fourteen

b) An increase in inventories this year compared to a decline in inventories in the prior year. The decline in the prior year resulted from a concerted effort to reduce inventories at all locations. Inventories at December 31, 2002 are up 46 percent from December 31, 2001 compared to a 26 percent increase in sales in the fourth quarter. The difference is partially attributable to strategic buying of certain raw materials. The inventory increase is substantially all in raw materials; there is only approximately a two week supply of finished goods on hand at December 31, 2002, and December 31, 2001.

c) The above items were partially offset by the increase in accounts payable, accrued expenses and other current liabilities resulting primarily from the timing of payment due dates and purchases. Trade payables increased in proportion to the increase in inventories. Accruals for incentive compensation based upon profits (affecting in excess of 150 employees) were $1.8 million higher than at December 2001.

    In 2001, net cash flows from operating activities were $28.2 million. This included a $6.2 million reduction in inventories as a result of management's successful efforts to increase inventory turnover. The accounts receivable reduction of $4.1 million was attributable to the timing of collections.

    Cash flows used for investing activities for 2002 of $12.0 million include capital expenditures of $10.5 million as well as $2.1 million for acquisitions. Capital expenditures for 2002 were funded by cash flow from operations and a new $2.8 million Industrial Development Bond, which partially financed the construction of a larger factory and related equipment to replace a leased facility to provide additional capacity for the Company's rapidly growing vinyl window line. Capital expenditures for 2001 were $8.2 million, offset by $2.5 million of asset sales. Investing activities for 2001 include $10.4 million relating to the acquisition of Better Bath. Capital expenditures for 2003 are expected to approximate $8.5 million.

    Cash flows used for financing activities for 2002 include a net decrease in debt of $4.5 million offset by $3.3 million received from the exercise of employee stock options. For 2001, new borrowings of $13.3 million secured by real estate and equipment, were more than offset by a net reduction of $26.7 million of other debt. Also, in 2001 the Company improved its liquidity by raising $3.7 million from the sale and leaseback of equipment.

    The Company had $22.5 million of availability under its $30 million line of credit at December 31, 2002, which is adequate to finance the Company's anticipated working capital and capital expenditure requirements. However, the Company may fund a portion of its future year capital expenditures with new financing secured by real estate and equipment. The Company is in compliance with all of its debt covenants and expects to remain in compliance throughout 2003.

    At December 31, 2002, the Company had outstanding $24 million of 6.95 percent, seven year Senior Notes which originally aggregated $40 million. Repayment of these notes is $8 million annually, of which the first two payments were made in January 2002 and 2001. A third scheduled payment of $8 million was made in January 2003.

    Future commitments relating to the Company's contractual obligations at December 31, 2002 are as follows (in thousands):

                          -----------------------------------------------------------
                            2003         2004          2005     After 2005      Total
-------------------------------------------------------------------------------------
Long-term debt            $ 9,993      $13,053      $ 9,973      $15,786      $48,805
Operating leases            3,650        2,317        1,085          899        7,951
Employment contracts          956          636                                  1,592
-------------------------------------------------------------------------------------
  Total                   $14,599      $16,006      $11,058      $16,685      $58,348
=====================================================================================


--------------------------------------------------------------------------------
                                      2002 Annual Report     page fifteen

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)


    During 2002, LCI was a defendant in two related actions. In the first action, Plaintiffs alleged that LCI infringed certain United States patents owned by plaintiffs in connection with LCI's manufacture and sale of operating mechanisms for recreational vehicle slide-out systems and that LCI breached a confidentiality agreement. In the second action, Plaintiffs alleged that LCI hired plaintiff's former employees for the purpose of accessing confidential business information relating to plaintiffs business and operations. On February 28, 2003, both actions were terminated and dismissed in accordance with a settlement agreement providing for a non-exclusive license in favor of LCI for the life of the slide-out patents. Royalties will be payable by LCI on an annual declining percentage of sales of slide-out systems produced by LCI, with an annual minimum royalty of $1,000,000 for fiscal 2002 and annual minimum royalties of $1,250,000 for fiscal years 2003 through 2006. Aggregate royalties from 2007 through the expiration of the patents will not exceed $5 million.

CONTINGENCIES

    LCI is a defendant in an action entitled SteelCo, Inc. vs. Lippert Components, Inc. and DOES 1 through 20, inclusive commenced in the Superior Court of the State of California, County of San Bernardino, San Bernardino District, on July 16, 2002.

    Plaintiff alleges that LCI violated certain provisions of the California Business and Professions Code (Sec. 17000 et. seq.) by allegedly selling chassis and component parts below LCI's costs, engaging in acts intended to destroy competition, wrongfully interfering with plaintiff's economic advantage, and engaging in unfair competition. Plaintiff seeks damages in an unspecified amount, treble damages, punitive damages, costs and expenses incurred in the proceeding and injunctive relief.

    LCI is vigorously defending against the allegations in the complaint, and has asserted counterclaims against Plaintiff. The case is in discovery.

CRITICAL ACCOUNTING POLICIES

    Our significant accounting policies are discussed in Note 1 to the consolidated financial statements. We believe that the following are critical accounting policies:

Inventories

    Inventories are stated at the lower of cost or market value. In determining inventory cost, we use the first-in, first-out method. If we used the last-in, first-out method, the results of operations and the value of inventory could be significantly different, however, it is not practical to calculate the difference.

Stock Options

    As of April 1, 2002, we adopted the fair value method of accounting for stock options contained in Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation," which is considered the preferable method of accounting for stock options. As a result, the fair value of all employee stock options granted after January 1, 2002 is being charged against our earnings over the period of time during which the options vest. To determine fair value, we use a method known as the Black-Scholes option-pricing method. Fair value is determined as of the date the option is granted.

    The fair value of options granted before January 1, 2002 is not being charged against our earnings since we are using the prospective method, as allowed under SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosures."

    In past years, we used the "disclosure only" option of SFAS No. 123. Therefore, no compensation cost was charged against our earnings for stock options granted before January 1, 2002.

    If we had charged compensation cost of options granted prior to January 1, 2002 to earnings, by using the prospective method under SFAS No. 148, our results of operations would have been different, as described in Note 11 to the consolidated financial statements.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page sixteen

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

INFLATION

    The prices of raw materials, consisting primarily of aluminum, vinyl, steel, glass and ABS resin, are influenced by demand and other factors specific to these commodities rather than being directly affected by inflationary pressures. Prices of certain commodities have historically been volatile. In order to hedge the impact of future price fluctuations on a portion of its future aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. The Company purchased no futures contracts in 2002 and 2001, and at December 31, 2002 and 2001, the Company had no futures contracts outstanding. The Company experienced modest increases in its labor costs in 2002 and 2001.

FORWARD-LOOKING STATEMENTS AND RISK FACTORS

    This report contains certain statements, including the Company's plans and expectations regarding its operating strategies, products, and costs, and its views of the prospects of the recreational vehicle and manufactured housing industries, which are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company's views, at the time such statements were made, with respect to the Company's future plans, objectives, events, and financial results such as revenues, expenses, income, earnings per share, capital expenditures, and other financial items. Forward-looking statements are not guarantees of future performance; they are subject to risks and uncertainties. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

    There are a number of factors, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and ABS resin), availability of retail and wholesale financing for manufactured homes, availability and costs of labor, inventory levels of retailers and manufacturers, the financial condition of our customers, interest rates, and adverse weather conditions impacting retail sales. In addition, general economic conditions and consumer confidence may affect the retail sale of recreational vehicles and manufactured homes.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page seventeen

Consolidated Statements of Income
(In thousands, except per share amounts)

                                                                                     Year Ended December 31,
                                                                           ------------------------------------------
                                                                               2002            2001            2000
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $ 325,431       $ 254,770       $ 253,129
Cost of sales                                                                246,844         194,309         197,723
---------------------------------------------------------------------------------------------------------------------
    Gross profit                                                              78,587          60,461          55,406
Selling, general and administrative expenses                                  49,374          40,116          38,339
---------------------------------------------------------------------------------------------------------------------
    Operating profit                                                          29,213          20,345          17,067
Interest expense, net                                                          3,566           4,151           3,421
---------------------------------------------------------------------------------------------------------------------
    Income from continuing operations before income taxes
      and cumulative effect of change in accounting principle                 25,647          16,194          13,646
Provision for income taxes                                                     9,883           6,364           5,652
---------------------------------------------------------------------------------------------------------------------
    Income from continuing operations before cumulative effect
      of change in accounting principle                                       15,764           9,830           7,994
Discontinued operations (net of tax benefits of $102 in 2002,
  $503 in 2001 and $3,623 in 2000)                                              (200)           (896)         (6,447)
---------------------------------------------------------------------------------------------------------------------
    Income before cumulative effect of change in accounting principle         15,564           8,934           1,547
Cumulative effect of change in accounting principle for goodwill
  (net of taxes of $2,743)                                                   (30,162)
---------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                      $ (14,598)      $   8,934       $   1,547
=====================================================================================================================
Income (loss) per common share:
  Income  from  continuing  operations  before  cumulative
    effect  of change in accounting principle:
      Basic                                                                $    1.61       $    1.02       $     .77
=====================================================================================================================
      Diluted                                                              $    1.57       $    1.02       $     .77
=====================================================================================================================
  Discontinued operations, net of taxes:
      Basic                                                                $    (.02)      $    (.10)      $    (.62)
=====================================================================================================================
      Diluted                                                              $    (.02)      $    (.10)      $    (.62)
=====================================================================================================================
  Cumulative  effect of change in  accounting  principle
    for  goodwill,  net of taxes:
      Basic                                                                $   (3.08)
=====================================================================================================================
      Diluted                                                              $   (3.01)
=====================================================================================================================
  Net income (loss):
      Basic                                                                $   (1.49)      $     .92       $     .15
=====================================================================================================================
      Diluted                                                              $   (1.46)      $     .92       $     .15
=====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page eighteen

Consolidated Balance Sheets
(In thousands, except shares and per share amounts)

                                                                       December 31,
                                                               ---------------------------
                                                                   2002           2001
------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and short-term investments                               $     316       $   1,191
  Accounts receivable, trade, less allowances of
    $1,354 in 2002 and $676 in 2001                                12,969          10,493
  Inventories                                                      37,143          25,526
  Prepaid expenses and other current assets                         8,618           4,219
  Discontinued operations                                           1,211           3,216
------------------------------------------------------------------------------------------
    Total current assets                                           60,257          44,645
Fixed assets, net                                                  74,041          69,651
Goodwill, net                                                       7,043          38,303
Other intangible assets                                               814           1,073
Other assets                                                        3,241           3,303
------------------------------------------------------------------------------------------
    Total assets                                                $ 145,396       $ 156,975
------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Notes payable, including current maturities
    of long-term indebtedness                                   $   9,993       $   9,630
  Accounts payable, trade                                           7,998           5,868
  Accrued expenses and other current liabilities                   17,699          15,295
  Discontinued operations                                             500           1,036
------------------------------------------------------------------------------------------
    Total current liabilities                                      36,190          31,829
Long-term indebtedness                                             38,812          43,691
Other long-term liabilities                                           290             245
------------------------------------------------------------------------------------------
    Total liabilities                                              75,292          75,765
------------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity
  Common stock, par value $.01 per share: authorized
    20,000,000 shares; issued 12,084,788 shares in 2002
    and 11,820,078 shares in 2001                                     121             118
  Paid-in capital                                                  28,568          25,079
  Retained earnings                                                60,882          75,480
------------------------------------------------------------------------------------------
                                                                   89,571         100,677
Treasury stock, at cost--2,149,325 shares in 2002 and 2001        (19,467)        (19,467)
------------------------------------------------------------------------------------------
    Total stockholders' equity                                     70,104          81,210
------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                  $ 145,396       $ 156,975
==========================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page nineteen

Consolidated Statements of Cash Flows
(In thousands)

                                                                                 Year Ended December 31,
                                                                          ----------------------------------------
                                                                             2002          2001           2000
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net (loss) income                                                       $(14,598)      $  8,934       $  1,547
  Adjustments to reconcile net (loss) income to cash flows
    provided by operating activities:
      Cumulative effect of change in accounting principle
        for goodwill, net of taxes                                          30,162
      Discontinued operations, net                                             200            896          6,447
------------------------------------------------------------------------------------------------------------------
        Income from continuing operations                                   15,764          9,830          7,994
      Provision for doubtful accounts                                          837            181            357
      Depreciation and amortization                                          7,332          8,332          8,381
      Deferred taxes                                                         1,748            (37)        (2,180)
      Loss on disposal of long-lived assets                                    125            156            273
      Deferred compensation                                                     83
      Changes in assets and liabilities:
        Accounts receivable, net                                            (3,313)         3,430         (2,975)
        Inventories                                                        (11,501)         4,244         (3,647)
        Prepaid expenses and other assets                                   (4,542)          (692)            91
        Accounts payable, accrued expenses and other
          current liabilities                                                4,534          1,516         (3,458)
------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by continuing
            operating activities                                            11,067         26,960          4,836
      Loss from discontinued operations                                       (200)          (896)        (6,447)
      Changes in discontinued operations                                     1,333          2,102         11,467
------------------------------------------------------------------------------------------------------------------
          Net cash flows provided by operating activities                   12,200         28,166          9,856
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital expenditures                                                     (10,538)        (8,194)       (21,785)
  Acquisitions of companies' net assets and businesses                      (2,070)       (11,492)
  Sale of axle and tire refurbishing facility                                               1,850
  Proceeds from sales of fixed assets                                          595            695            325
------------------------------------------------------------------------------------------------------------------
          Net cash flows used for investing activities                     (12,013)       (17,141)       (21,460)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Proceeds from line of credit                                              74,600         61,900         88,995
  Proceeds from loans secured by real estate and equipment                   2,750         13,316          4,561
  Proceeds from sale and leaseback of equipment                                             3,700
  Repayments under line of credit and other borrowings                     (81,866)       (88,598)       (73,041)
  Acquisition of treasury stock                                                                          (13,472)
  Exercise of stock options                                                  3,348            112
  Other                                                                        106           (490)            50
------------------------------------------------------------------------------------------------------------------
          Net cash flows (used for) provided by financing activities        (1,062)       (10,060)         7,093
------------------------------------------------------------------------------------------------------------------
          Net (decrease) increase in cash                                     (875)           965         (4,511)
Cash and cash equivalents at beginning of year                               1,191            226          4,737
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                  $    316       $  1,191       $    226
==================================================================================================================
Supplemental  disclosure  of cash flows  information:
  Cash paid during the year for:
    Interest on debt                                                      $  3,895       $  4,567       $  4,103
    Income taxes, net of refunds                                          $ 10,038       $  4,998       $  3,653
==================================================================================================================


The accompanying notes are an integral part of these consolidated financial statements.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page twenty

Consolidated Statements of Stockholders' Equity
(In thousands, except shares)

                                                    ------------------------------------------------------------------
                                                                                                             Total
                                                           Common     Treasury     Paid-in   Retained    Stockholders'
                                                            Stock       Stock      Capital   Earnings       Equity
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 1999                          $    118       $ (5,995)      $24,967      $64,999      $84,089
Net income                                                                                       1,547        1,547
Purchase of 1,640,025 shares of treasury stock                      (13,472)                               (13,472)
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 2000                               118        (19,467)       24,967       66,546       72,164
Net income                                                                                       8,934        8,934
Purchase of 14,324 shares of common stock
  pursuant to stock option plan                                                        99                        99
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                           13                        13
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 2001                               118        (19,467)       25,079       75,480       81,210
Net (loss)                                                                                     (14,598)     (14,598)
Issuance of 264,710 shares of common stock
  pursuant to stock option plan                            3                        2,877                     2,880
Income tax benefit relating to issuance of
  common stock pursuant to stock option plan                                          468                       468
Deferred stock compensation expense and other                                         144                       144
----------------------------------------------------------------------------------------------------------------------
Balance--December 31, 2002                          $    121       $(19,467)      $28,568      $60,882      $70,104
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page twenty-one

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

    The Consolidated Financial Statements include the accounts of Drew Industries Incorporated and its subsidiaries. There are no unconsolidated subsidiaries. Drew's wholly-owned active subsidiaries are Kinro, Inc. and its subsidiaries ("Kinro") and Lippert Components, Inc. and its subsidiaries ("LCI"). Drew, through its wholly-owned subsidiaries, supplies a broad array of components for recreational vehicles and manufactured homes. All significant intercompany balances and transactions have been eliminated. Certain prior year balances may have been reclassified to conform to current presentation.

    Manufactured products include aluminum and vinyl windows, doors, chassis, chassis parts and slide-out systems, and bath and shower units. The axle and tire refurbishing business of Lippert Tire and Axle, Inc. ("LTA"), the Company's wholly-owned subsidiary, has been discontinued. The last of LTA's operations was sold in January 2003.

    Approximately 53 percent of the Company's sales in 2002 were made by its recreational vehicles products segment and 47 percent were made by its manufactured housing products segment. At December 31, 2002, the Company operated 40 plants in 18 states and one plant in Canada.

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

    The Company periodically purchases commodity futures to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements. No such commodity futures were purchased in 2002 or 2001. Gains and losses on such futures contracts are deferred until recognized in income as a component of cost of sales when the finished products are sold. Cash flow from such futures contracts are included in operating activities in the Consolidated Statements of Cash Flows.

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

Goodwill and Other Intangible Assets

    Effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. It also specifies criteria that intangible assets acquired in a purchase combination must meet to be recognized apart from goodwill. SFAS No. 142 requires that the useful lives of all existing intangible assets be reviewed and adjusted if necessary. It also requires that goodwill and intangible assets with indefinite lives no longer be amortized, but rather be tested for impairment at least annually. Other intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of."


--------------------------------------------------------------------------------
Drew Industries Incorporated            page twenty-two

    In accordance with SFAS No. 142, the Company stopped amortizing goodwill effective January 1, 2002. The Company has reassessed the useful lives of its intangible assets as required by SFAS No. 142 and determined that the existing useful lives are reasonable. Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis primarily over twenty to thirty years. The Company periodically reviewed the value of its goodwill to determine if an impairment had occurred. The Company measured the potential impairment of recorded goodwill by the undiscounted value of expected future operating cash flows in relation to the goodwill and other long-lived assets of the subsidiary.

Impairment of Long-Lived Assets

    SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

    In accordance with SFAS No. 144, long-lived assets, such as fixed assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

    Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

    Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Stock Options

    As of April 1, 2002, the Company adopted the fair value method of accounting for stock options contained in SFAS No. 123, "Accounting for Stock-Based Compensation," which is considered the preferable method of accounting for stock-based employee compensation. All employee stock options granted after January 1, 2002 have been expensed over the stock option vesting period based on fair value, determined using the Black-Scholes option-pricing method, at the date the options were granted. During the transition period, the Company will be utilizing the prospective method under Statement of Financial Accounting Standard No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosures."

    Historically, the Company had applied the "disclosure only" option of SFAS No. 123. Accordingly, no compensation cost has been recognized for stock options granted prior to January 1, 2002.

Revenue Recognition

    Revenue is recognized upon shipment of goods to customers.

Shipping and Handling Costs

    The Company records shipping and handling costs within selling, general and administrative expenses. Such costs aggregated $13,473,000, $11,289,000 and $10,296,000 in 2002, 2001 and 2000, respectively.

Use of Estimates

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis,


--------------------------------------------------------------------------------
                                      2002 Annual Report     page twenty-three
the Company evaluates its estimates, including those related to product returns, bad debts, inventories, intangible assets, income taxes, warranty obligations, insurance obligations, lease termination obligations, post-retirement benefits, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other resources. Actual results may differ from these estimates under different assumptions or conditions.

2. SEGMENT REPORTING

    The Company has two reportable operating segments, the recreational vehicle products segment (the "RV segment") and the manufactured housing products segment (the "MH segment"). The RV segment manufactures a variety of products used in the production of recreational vehicles, including windows, doors, chassis and slide-out systems. The MH segment manufactures a variety of products used in the construction of manufactured homes, including aluminum and vinyl windows, chassis and chassis parts, and bath and shower units. The RV segment and the MH segment primarily sell their products to the producers of recreational vehicles and manufactured homes. Each segment also supplies related products to other industries, but sales of these products represent less than 5 percent of the segment's net sales. The Company has only an insignificant amount of intersegment sales.

    Decisions concerning the allocation of the Company's resources are made by the Company's key executives. This group evaluates the performance of each segment based upon segment profit or loss, defined as income before interest, amortization of intangibles and income taxes. Management of debt is considered a corporate function. The accounting policies of the RV and MH segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements.

    Information relating to segments follows (in thousands):


                                              -----------------------------------------------------------------------------------
                                                             Segments
                                              ------------------------------------      Corporate
                                                 RV             MH         Total        and Other       Intangibles      Total
---------------------------------------------------------------------------------------------------------------------------------
Year ended December 31, 2002
  Revenues from external customers (a)        $171,094      $154,337      $325,431                                   $ 325,431
  Segment operating profit                      16,162        16,900        33,062      $  (3,103)      $   (746)       29,213
  Segment assets (b)                            61,320        62,804       124,124         12,543          8,729       145,396
  Expenditures for long-lived assets (c)         3,781         7,475        11,256             16                       11,272
  Depreciation and amortization                  2,618         4,048         6,666            257            409         7,332

Year ended December 31, 2001
  Revenues from external customers (a)        $107,504      $147,266      $254,770                                   $ 254,770
  Segment operating profit                       9,208        15,940        25,148      $  (2,212)      $ (2,591)       20,345
  Segment assets (b)                            46,755        58,866       105,621         10,290         41,064       156,975
  Expenditures for long-lived assets (c)         4,129         9,329        13,458                                      13,458
  Depreciation and amortization                  2,315         4,146         6,461            258          1,613         8,332

Year ended December 31, 2000
  Revenues from external customers (a)        $101,172      $151,957      $253,129                                   $ 253,129
  Segment operating profit                       6,853        14,919        21,772      $  (2,011)      $ (2,694)       17,067
  Segment assets (b)                            51,663        56,177       107,840         11,787         39,671       159,298
  Expenditures for long-lived assets (c)        14,083         7,688        21,771             14                       21,785
  Depreciation and amortization                  1,979         4,661         6,640            234          1,507         8,381
---------------------------------------------------------------------------------------------------------------------------------

(a) One customer of the RV segment accounted for 20 percent, 15 percent and 11 percent of the Company's consolidated net sales and another customer of both segments accounted for 12 percent, 12 percent and 13 percent of the Company's consolidated net sales in the years ended December 31, 2002, 2001, and 2000, respectively.

(b) Segment assets include accounts receivable, inventory and fixed assets. Corporate and other assets include cash and cash equivalents, prepaid expenses and other current assets, discontinued operations, deferred taxes and other assets, excluding intangible assets. Intangibles include goodwill and deferred charges which are not considered in the measurement of each segment's performance.

(c) Segment expenditures for long-lived assets include capital expenditures and fixed assets purchased as part of the acquisition of companies and businesses. The Company purchased $734,000 and $5,264,000 of fixed assets as part of the acquisitions of businesses in 2002 and 2001, respectively. Expenditures for other long-term assets, such as goodwill and other intangible assets, are not included in the segment since they are not considered in the measurement of each segment's performance.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page twenty-four

3. ACQUISITIONS, GOODWILL, INTANGIBLE ASSETS AND DISCONTINUED OPERATIONS

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

    The acquisition has been accounted for as a purchase. The aggregate purchase price of approximately $10.2 million has been allocated to the underlying assets based upon their respective estimated fair values. The excess of purchase price over the fair value of net assets acquired ("goodwill") was approximately $3.1 million, which, prior to the adoption of SFAS No. 142, was being amortized over 20 years. The Company has not recorded any impairment of this goodwill. The results of the acquired business have been included in the Company's consolidated statements of income beginning June 1, 2001.

    The following unaudited pro forma condensed consolidated results of operations assumes that the acquisition had occurred at the beginning of 2000. The unaudited pro forma data below is not necessarily indicative of the future results of operations of the combined operation (in thousands, except per share amounts):


                                        Pro Forma Year December 31,
                                        ----------------------------
                                            2001          2000
--------------------------------------------------------------------
Net sales                                 $263,803      $280,867
====================================================================
Income from continuing operations         $ 10,031      $  8,987
--------------------------------------------------------------------
Income per common share:
  Income from continuing operations:
    Basic                                 $   1.04      $    .87
    Diluted                               $   1.04      $    .87
Average common shares outstanding:
    Basic                                    9,661        10,348
    Diluted                                  9,666        10,348

Other Acquisitions

    In 2002, the Company acquired, for $1.4 million, the business of a manufacturer of RV chassis, which had approximately $7 million of annual sales. Production for these newly acquired accounts has been integrated into the Company's existing factories. In 2001, the Company also acquired, for an aggregate of $1.4 million, the businesses of two small manufacturers of RV chassis, which added new customers, and manufacturing facilities closer to existing customers. The manufacturing facility of one of those businesses was originally leased, then purchased in 2002.

Goodwill and Intangible Assets

    Goodwill was $7,043,000 at December 31, 2002. At December 31, 2001, goodwill of $38,303,000 was net of amortization of $6,772,000. Amortization of goodwill was $1,613,000 and $1,797,000 for the years ended December 31, 2001 and 2000, respectively. In accordance with SFAS No. 142, the Company stopped amortizing goodwill effective January 1, 2002. The Company has reassessed the useful lives of its intangible assets as required by SFAS No. 142 and determined that the existing useful lives are reasonable. In accordance with SFAS No. 141, the Company reclassified certain intangible assets to goodwill since they can no longer be recognized apart from goodwill. The amortization of such assets was $322,000 and $303,000 for the years ended December 31, 2001 and 2000, respectively.

    Other intangible assets of $814,000 in 2002 and $1,073,000 in 2001 consist solely of non-compete agreements, which are amortized over 5 to 7 years, and are net of accumulated amortization of $1,666,000 at December 31, 2002 and


--------------------------------------------------------------------------------
                                      2002 Annual Report     page twenty-five

$1,257,000 at December 31, 2001. Amortization expense related to intangible assets (excluding goodwill) amounted to $409,000, $373,000 and $357,000 for 2002, 2001 and 2000, respectively. Estimated amortization expense for the next five fiscal years is as follows: $426,000 (2003), $196,000 (2004), $69,000
(2005), $66,000 (2006) and $46,000 (2007).

    During the first quarter of 2002, in accordance with the goodwill impairment provisions of SFAS No. 142, the Company identified its reporting units and allocated its assets and liabilities, including goodwill, to its reporting units. In addition, the Company had a valuation of certain of its reporting units done by an independent appraiser, as of January 1, 2002, to assist the Company in determining if there had been an impairment in the goodwill of any of such reporting units. Based on this appraisal and additional analyses performed by the Company, it was determined that there had been an impairment of goodwill in two reporting units. As a result, the Company recorded an impairment charge of $32,905,000 offset by a tax benefit of $2,743,000. Such charge has been recorded as a cumulative effect of change in accounting principle in 2002.

    As a result of the allocation of the goodwill and the recognition of the impairment charge, goodwill by reportable segment is as follows (in thousands):

                                                MH Segment     RV Segment      Total
-----------------------------------------------------------------------------------------
Balance--December 31, 2001                       $ 33,354       $ 4,949       $ 38,303
Reclassification of other intangible assets           505            69            574
-----------------------------------------------------------------------------------------
  Balance--January 1, 2002                         33,859         5,018         38,877
Impairment charge                                 (30,698)       (2,207)       (32,905)
Current year acquisition                                          1,071          1,071
-----------------------------------------------------------------------------------------
  Balance--December 31, 2002                     $  3,161       $ 3,882       $  7,043
=========================================================================================

    The Company has elected to perform its annual goodwill impairment procedures for all of its reporting units as of November 30. During the fourth quarter of 2002 the Company updated its carrying value calculations and fair value estimates for each of its reporting units as of November 30, 2002. Based on the comparison of the carrying values to the estimated fair values, the Company has concluded that no additional goodwill impairment exists. The Company will update its review as of November 30, 2003, or sooner, if events occur or circumstances change that could reduce the fair value of a reporting unit below its carrying value.

    The following is a reconciliation to adjust previously reported annual financial information to exclude goodwill amortization expense (in thousands except per share amounts):


                                                   Year Ended December 31,
                                                   -----------------------
                                                      2001         2000
--------------------------------------------------------------------------
Income from continuing operations, as reported      $ 9,830      $7,994
Goodwill amortization expense, net of taxes           1,623       1,515
--------------------------------------------------------------------------
  Adjusted income from continuing operations        $11,453      $9,509
--------------------------------------------------------------------------
Income per share (basic and diluted):
  As reported                                       $  1.02      $  .77
  Adjusted                                          $  1.18      $  .92

Discontinued Operations

    The axle and tire refurbishing business of LTA has not performed well over the past several years, primarily due to increased competition and the decline in the manufactured housing industry, which severely affected operating margins. At the end of the third quarter of 2000, the Company announced that it was studying whether goodwill and fixed assets related to this business had been impaired. Based upon this evaluation, it was determined that goodwill had been impaired resulting in a non-cash charge of $6,897,000 in the fourth quarter of 2000. In January 2001, the axle and tire refurbishing business closed two of its five factories and in July 2001, a third such operation was sold. In September 2002, the Company converted one of its two remaining tire and axle refurbishing facilities to an RV window production facility. The last axle and tire refurbishing operation was sold in January 2003 at a small gain. As a result, the axle and


--------------------------------------------------------------------------------
Drew Industries Incorporated            page twenty-six
tire refurbishing business is classified as discontinued operations in the Consolidated Financial Statements pursuant to SFAS No. 144, adopted by the Company effective January 1, 2002.

Discontinued operations consists of the following at December 31, 2002 (in thousands):

Cash                                           $  122
Accounts receivable                               271
Inventories                                       604
Prepaid expenses and other current assets         100
Fixed assets                                      107
Deferred changes and other assets                   7
---------------------------------------------------------
  Total assets                                  1,211
---------------------------------------------------------
Accounts payable                                  129
Accrued liabilities                               371
---------------------------------------------------------
  Total liabilities                               500
---------------------------------------------------------
Discontinued operations, net                   $  711
=========================================================

    LTA continues to own a factory in Texas which was previously utilized in its axle and tire refurbishing business. This factory is being leased to the purchaser of the LTA's Texas operation. Since it is not probable that this factory will be sold within one year, it is not considered as held for sale under SFAS No.144, and is not included in discontinued operations in the Consolidated Financial Statements.

    The proceeds from the disposition of all other significant assets of LTA's axle and tire refurbishing business, consisting primarily of inventory and accounts receivable, have been collected in January 2003 and resulted in a small gain.

    The discontinued axle and tire refurbishing business had previously been included in the Company's MH segment, and had revenues of $11.2 million, $14.7 million and $37.1 million, in 2002, 2001 and 2000, respectively.

4. INVENTORIES

    Inventories consist of the following (in thousands):

                                                             December 31,
                                                    ----------------------------
                                                      2002                2001
--------------------------------------------------------------------------------
Finished goods                                      $ 7,681              $ 6,259
Work in process                                       1,408                1,449
Raw materials                                        28,054               17,818
--------------------------------------------------------------------------------
  Total                                             $37,143              $25,526
================================================================================

5. FIXED ASSETS

    Fixed assets, at cost, consist of the following (in thousands):


                                                          December 31,
--------------------------------------------------------------------------   Estimated Useful
                                                      2002          2001      Life in Years
----------------------------------------------------------------------------------------------
Land                                                $  6,883      $  7,132
Buildings and improvements                            53,360        50,030      10 to 39
Leasehold improvements                                 1,464         1,413       2 to 11
Machinery and equipment                               35,838        30,073       3 to 10
Transportation equipment                               2,568         2,080       3 to 7
Furniture and fixtures                                 3,775         3,361       3 to 10
Construction in progress                               1,041            75
------------------------------------------------------------------------------
                                                     104,929        94,164
Less accumulated depreciation and amortization        30,888        24,513
------------------------------------------------------------------------------
  Fixed assets, net                                 $ 74,041      $ 69,651
==============================================================================


--------------------------------------------------------------------------------
                                      2002 Annual Report     page twenty-seven

    Depreciation and amortization of fixed assets consists of (in thousands):

                                          Year Ended December 31,
                                     ---------------------------------
                                      2002        2001        2000
----------------------------------------------------------------------
Charged to cost of sales             $5,604      $4,944      $4,697
Charged to selling, general and
  administrative expenses               694         678         953
----------------------------------------------------------------------
  Total                              $6,298      $5,622      $5,650
======================================================================

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

    Accrued expenses and other current liabilities consist of the following (in thousands):

                                                         December 31,
                                               -------------------------------
                                                 2002        2001
------------------------------------------------------------------------------
Accrued employee compensation and fringes      $ 7,612      $ 6,705
Income taxes                                     1,047        1,742
Insurance                                        1,886        1,205
Accrued expenses and other                       7,154        5,643
------------------------------------------------------------------------------
  Total                                        $17,699      $15,295
==============================================================================

7. RETIREMENT AND OTHER BENEFIT PLANS

    The Company has discretionary defined contribution profit sharing plans covering substantially all eligible employees. The Company contributed $1,142,000, $596,000 and $794,000 to these Plans during the years ended December 31, 2002, 2001 and 2000, respectively. The increase in contributions in 2002 was primarily due to the timing of the payment of contributions.

8. LONG-TERM INDEBTEDNESS

    Long-term indebtedness consists of the following (in thousands):

                                                                                             December 31,
                                                                                          ------------------------
                                                                                            2002         2001
------------------------------------------------------------------------------------------------------------------
Senior Notes payable at the rate of $8,000 per annum commencing January 28, 2001
  with interest payable semiannually at the rate of 6.95% per annum                       $24,000      $32,000
Notes payable pursuant to a Credit Agreement expiring October 15, 2005 consisting of a revolving loan, not to exceed $30,000; interest at prime rate or LIBOR plus a
  rate margin based upon the Company's performance (a)                                      2,900          200
Industrial Revenue Bonds, interest rates at December 31, 2002, 3.52% to 6.28%,
  due 2008 through 2017; secured by certain real estate and equipment                       8,871        6,846
Real estate mortgage payable at the rate of $70 per month with a balloon payment of
  $3,371 in May 2006, interest at 9.03% per annum                                           4,894        5,268
Other loans secured by certain real estate and equipment, due 2006 to 2016,
  primarily fixed rates of 7.25% to 8.72%                                                   8,140        9,007
------------------------------------------------------------------------------------------------------------------
                                                                                           48,805       53,321
Less current portion                                                                        9,993        9,630
------------------------------------------------------------------------------------------------------------------
  Total long-term indebtedness                                                            $38,812      $43,691
==================================================================================================================

(a) As of December 31, 2002, the Company's Restated and Amended Credit Agreement (the "Restated Agreement"), was amended to extend the expiration date of the notes payable pursuant to the Credit Agreement to October 15, 2005 and increase maximum borrowings from $25 million to $30 million. Pursuant to the performance schedule, the interest rate on LIBOR loans is LIBOR plus 1.5 percent at December 31, 2002.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page twenty-eight

    Pursuant to the Senior Notes, the Credit Agreement, and certain of the other loan agreements, the Company is required to maintain minimum net worth and interest and fixed charge coverages and meet certain other financial requirements. The Company is in compliance with all such requirements. Borrowings under the Senior Notes and the Credit Agreement are secured only by capital stock of the Company's subsidiaries.

    The Company pays a commitment fee, accrued at the rate of 3 1/48 of 1 percent per annum, on the daily unused amount of the revolving line of credit.

    The approximate amount of maturities of long-term indebtedness (in thousands) are:

2004                                                                   $10,152
2005                                                                    12,873
2006                                                                     4,792
2007                                                                     1,111
2008                                                                     2,658
2009 to 2013                                                             4,908
2014 to 2018                                                             2,318
------------------------------------------------------------------------------
  Total                                                                $38,812
==============================================================================

    The Company believes the interest rates on instruments similar to its debt approximate the rates paid by the Company. Therefore, the book value of such debt approximates fair value at December 31, 2002 and December 31, 2001.

9. INCOME TAXES

    The income tax provision in the Consolidated Statements of Income is as follows (in thousands):

                                                    Year Ended December 31,
                                            ------------------------------------
                                             2002          2001           2000
--------------------------------------------------------------------------------
Current:
  Federal                                   $7,137       $ 5,706        $ 7,083
  State                                        998           574            873
Deferred:
  Federal                                    1,475           111         (2,216)
  State                                        273           (27)           (88)
--------------------------------------------------------------------------------
    Total income tax provision              $9,883       $ 6,364        $ 5,652
================================================================================


    The provision for income taxes differs from the amount computed by applying the Federal statutory rate to income before income taxes for the following reasons (in thousands):

                                                                 Year Ended December 31,
                                                           ------------------------------------
                                                            2002         2001          2000
-----------------------------------------------------------------------------------------------
Income tax at Federal statutory rate                       $8,976      $ 5,668       $ 4,776
State income taxes, net of Federal income tax benefit         826          356           510
Non-deductible expenses                                        79          465           453
Other                                                           2         (125)          (87)
-----------------------------------------------------------------------------------------------
  Provision for income taxes                               $9,883      $ 6,364       $ 5,652
===============================================================================================


--------------------------------------------------------------------------------
                                      2002 Annual Report     page twenty-nine

    The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows (in thousands):

                                                              December 31,
                                                        -------------------------
                                                         2002               2001
---------------------------------------------------------------------------------
Deferred tax assets:
  Accounts receivable                                   $  452            $  222
  Inventories                                              683               686
  Goodwill and other assets                              4,454             3,033
  Accrued insurance                                        349               551
  Employee benefits                                        793               858
  Other accruals                                           867               743
  Sale and leaseback                                       288               111
---------------------------------------------------------------------------------
    Total deferred tax assets                            7,886             6,204
---------------------------------------------------------------------------------
Deferred tax liabilities:
  Fixed assets                                           3,805             3,059
---------------------------------------------------------------------------------
    Net deferred tax asset                              $4,081            $3,145
================================================================================

    The Company concluded that it is more likely than not that the deferred tax assets at December 31, 2002 will be realized in the ordinary course of operations based on scheduling of deferred tax liabilities and income from operating activities.

    Tax benefits on stock option exercises of $468,000 and $13,000 were credited directly to stockholders' equity for 2002 and 2001, respectively.

    Net deferred income tax assets are classified in the Consolidated Balance Sheets as follows (in thousands):

                                                                December 31,
                                                           ---------------------
                                                            2002           2001
--------------------------------------------------------------------------------
Prepaid expenses and other current assets                  $3,214         $3,013
Other assets                                                  867            132
--------------------------------------------------------------------------------
                                                           $4,081         $3,145
================================================================================

    Included in prepaid expenses and other current assets is a Federal income tax refund receivable of $1,742,000 at December 31, 2002.

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

    Future minimum lease payments under operating leases at December 31, 2002 are summarized as follows

(in thousands):
2003                                                                $3,650
2004                                                                 2,317
2005                                                                 1,085
2006                                                                   588
2007                                                                   256
Thereafter                                                              55
--------------------------------------------------------------------------------
  Total lease obligations                                           $7,951
================================================================================

    Included in the above table are commitments regarding a $3,700,000 sale and leaseback of equipment made during 2001. The Company has an option to repurchase such equipment for $1,554,000 in 2004.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page thirty

    Rent expense was $4,608,000, $4,256,000 and $3,140,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

    In order to hedge the impact of future price fluctuations on a portion of its aluminum raw material requirements, the Company periodically purchases aluminum futures contracts on the London Metal Exchange. At December 31, 2002 and 2001, the Company had no futures contracts outstanding and had no futures purchases during 2002 or 2001.

    The Company has employment contracts with two of its employees and four consultants, which expire on various dates through December 2004. The minimum commitments under these contracts are $956,000 in 2003 and $636,000 in 2004. In addition, the contracts with the two employees, and an arrangement with one other employee of the Company provide for incentives to be paid, based on a percentage of profits as defined.

11. STOCKHOLDERS' EQUITY

Stock-Based Awards

    In May 2002, the Company's Stockholders voted to adopt the Drew Industries Incorporated 2002 Equity Award and Incentive Plan (the "2002 Equity Plan"), to replace the prior Stock Option Plan ("Prior Plan"). Pursuant to the 2002 Equity Plan, the Company may grant its directors, employees, and consultants, Drew Common Stock-based awards, such as options and restricted or deferred stock. The number of shares of Common Stock reserved for awards was 850,000 plus the 70,666 shares that remained available for grant under the Prior Plan.

    The 2002 Equity Plan provides for the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code, and non-qualified stock options.

    Under the 2002 Equity Plan, as under the Prior Plan, the Compensation Committee ("the Committee") determines the period for which each stock option may be exercisable, but in no event may a stock option be exercisable more than 10 years from the date of grant thereof. The number of shares available under the 2002 Equity Plan, and the exercise price of options granted under the 2002 Equity Plan, are subject to adjustments that may be made by the Committee to reflect stock splits, stock dividends, recapitalization, mergers, or other major corporate action.

    The exercise price for options granted under the 2002 Equity Plan shall be at least equal to 100 percent of the fair market value of the shares subject to such option on the date of grant. The exercise price may be paid in cash or in shares of Drew Common Stock. Options granted under the 2002 Equity Plan become exercisable in annual installments as determined by the Committee.

    In 2002, pursuant to the 2002 Equity Plan, the Company awarded 4,604 deferred stock units to certain directors in lieu of cash fees earned by such directors. The number of deferred stock units awarded was determined by dividing 115% of the fee earned by the closing price of the Common Stock on the date the fees were earned. The deferral period is generally two years from the date of the election to defer, unless extended.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page thirty-one

    Transactions in stock options and deferred stock units under the 2002 Equity Plan and the Prior Plan are summarized as follows:

                                                 Deferred Stock Units                   Stock Options
                                            ----------------------------      --------------------------------
                                              Number     Stock Price at         Number of
                                            of Shares   Date of Issuance      Option Shares      Option Price
--------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1999                                                   943,734
  Granted                                                                           15,000       $        5.68
  Expired                                                                          (10,000)      $        7.35
  Canceled                                                                         (42,000)      $ 8.81-$12.50
--------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2000                                                   906,734
  Granted                                                                          262,500       $ 9.10-$ 9.25
  Exercised                                                                        (14,324)      $        6.94
  Canceled                                                                         (33,000)      $ 8.82-$12.50
  Expired                                                                          (15,000)      $       10.75
--------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001                                                 1,106,910
  Issued                                      4,604       $13.74-$16.30
  Granted                                                                           20,000       $       15.75
  Exercised                                                                       (264,710)      $ 5.68-$12.48
==============================================================================================================
Outstanding at December 31, 2002              4,604       $13.74-$16.30            862,200       $5.68-$15.75
==============================================================================================================
Exercisable at December 31, 2002                                                   440,600       $ 5.68-$15.75

    The number of shares available for granting awards under the 2002 Equity Plan was 896,062 at December 31, 2002. The number of shares available for awards under the Prior Plan was 70,666 and 285,166 at December 31, 2001 and 2000, respectively.

    As of April 1, 2002, the Company adopted the fair value method of accounting for stock options contained in SFAS No. 123,"Accounting for Stock-Based Compensation," which is considered the preferable method of accounting for stock-based employee compensation. During the transition period, the Company will be utilizing the prospective method under SFAS No. 148,"Accounting for Stock-Based Compensation--Transition and Disclosures." All employee stock options granted after January 1, 2002 have been expensed over the stock option vesting period based on fair value, determined using the Black-Scholes option-pricing method, at the date the options were granted, resulting in a $10,000 charge to operations for the year ended December 31, 2002, relating to options for 20,000 shares granted in December 2002.

    Historically, the Company had applied the "disclosure only" option of SFAS No. 123. Accordingly, no compensation cost has been recognized for previously granted stock options, but, for disclosure purposes, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The weighted average assumptions used for grants included no dividend yields, risk free interest rates of 5.0 percent, assumed expected volatilities of 33.0 percent, 33.0 percent and 29.4 percent for 2002, 2001 and 2000, respectively, and expected lives of five years.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page thirty-two

    If compensation cost for the Company's stock option plan had been recognized in the income statement based upon the fair value method, income from continuing operations would have been reduced to the pro forma amounts indicated below:

                                                                Year Ended December 31,
                                                       --------------------------------------------
                                                          2002            2001            2000
---------------------------------------------------------------------------------------------------
Income from continuing operations (in thousands):
  As reported                                          $   15,764      $    9,830      $    7,994
  Pro forma                                            $   15,378      $    9,417      $    7,679
Earnings per share (basic):
  As reported                                          $     1.61      $     1.02      $      .77
  Pro forma                                            $     1.57      $      .97      $      .74
Earnings per share (diluted):
  As reported                                          $     1.57      $     1.02      $      .77
  Pro forma                                            $     1.54      $      .97      $      .74

    The following table summarizes information about stock options outstanding at December 31, 2002:

    Option              Shares               Option Remaining          Shares
Exercise Price        Outstanding              Life (Years)          Exercisable
--------------------------------------------------------------------------------
    $ 5.68               15,000                     3.0                 15,000
    $ 8.81              248,200                     2.9                118,600
    $ 9.10              240,900                     5.0                 42,900
    $ 9.20               15,000                     2.0                 15,000
    $ 9.25               15,000                     4.0                 15,000
    $ 9.31              150,000                     2.0                 90,000
    $11.63               16,800                     2.3                  3,600
    $11.79               15,000                     1.0                 15,000
    $12.13              122,300                     0.9                122,300
    $12.50                4,000                     1.6                  3,200
    $15.75               20,000                     6.0                      0

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

Weighted Average Common Shares Outstanding

    The following reconciliation details the denominator used in the computation of basic and diluted earnings per share:


                                                                               Year Ended December 31,
                                                                     --------------------------------------------
                                                                         2002           2001            2000
-----------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding for basic earnings per share       9,789,513      9,660,501      10,347,725
Common stock equivalents pertaining to:
  Stock options and deferred stock units                                 219,114          5,368             687
-----------------------------------------------------------------------------------------------------------------
    Total for diluted shares                                          10,008,627      9,665,869      10,348,412
=================================================================================================================

    The numerator is constant for both the basic and diluted earnings per share calculations.


--------------------------------------------------------------------------------
                                      2002 Annual Report     page thirty-three

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

    Interim unaudited financial information follows (in thousands, except per share amounts):

                                           -----------------------------------------------------------------------------------
                                               First            Second            Third             Fourth
                                              Quarter           Quarter          Quarter            Quarter           Year
-------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2002
  Net sales                                $    72,187       $    85,718       $    89,217       $    78,309       $   325,431
  Gross profit                                  18,048            21,507            21,112            17,920            78,587
  Income from continuing operations              3,649             4,807             4,691             2,617            15,764
  Discontinued operations                         (117)              (40)                9               (52)             (200)
  Cumulative effect of change in
   accounting principle                        (30,080)               --                --               (82)          (30,162)
  Net income (loss)                            (26,548)            4,767             4,700             2,483           (14,598)
  Net income per common share:
    Income from continuing operations
      Basic                                        .38               .49               .48               .26              1.61
      Diluted                                      .37               .48               .47               .26              1.57
    Discontinued operations
      Basic                                       (.01)               --                --                --              (.02)
      Diluted                                     (.01)               --                --                --              (.02)
    Cumulative effect of change in
     accounting principle
      Basic                                      (3.11)               --                --              (.01)            (3.08)
      Diluted                                    (3.05)               --                --              (.01)            (3.01)
    Net income (loss)
      Basic                                      (2.74)              .49               .48               .25             (1.49)
      Diluted                                    (2.69)              .48               .47               .25             (1.46)

                                           -----------------------------------------------------------------------------------
                                               First            Second            Third             Fourth
                                              Quarter           Quarter          Quarter            Quarter           Year
-------------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2001
  Net sales                                $    54,617       $    66,416       $    72,181       $    61,556       $   254,770
  Gross profit                                  11,678            16,092            17,681            15,010            60,461
  Income from continuing operations              1,159             3,003             3,446             2,222             9,830
  Discontinued operations                         (291)              (34)             (451)             (120)             (896)
  Net income                                       868             2,969             2,995             2,102             8,934
  Net income per common share:
    Income from continuing operations
      Basic                                        .12               .31               .36               .23              1.02
      Diluted                                      .12               .31               .36               .23              1.02
    Discontinued operations
      Basic                                       (.03)               --              (.05)             (.01)             (.10)
      Diluted                                     (.03)               --              (.05)             (.01)             (.10)
    Net income
      Basic                                        .09               .31               .31               .22               .92
      Diluted                                      .09               .31               .31               .22               .92

    The sum of per share amounts for the four quarters may not equal the total per share amounts for the year as a result of changes in the average number of shares outstanding.

13. SUBSEQUENT EVENT

    During 2002, LCI was a defendant in two related actions. In the first action, Plaintiffs alleged that LCI infringed certain United States patents owned by plaintiffs in connection with LCI's manufacture and sale of operating mechanisms for recreational vehicle slide-out systems and that LCI breached a confidentiality agreement. In the second action, Plaintiffs alleged that LCI hired plaintiff's former employees for the purpose of accessing confidential business information relating to plaintiffs business and operations. On February 28, 2003, both actions were terminated and dismissed in accordance with a settlement agreement providing for a non-exclusive license in favor of LCI for the life of the slide-out patents. Royalties will be payable by LCI on an annual declining percentage of sales of slide-out systems produced by LCI, with an annual minimum royalty of $1,000,000 for fiscal 2002 and annual minimum royalties of $1,250,000 for fiscal years 2003 through 2006. Aggregate royalties from 2007 through the expiration of the patents will not exceed $5 million.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page thirty-four

Independent Auditors' Report

The Board of Directors and Stockholders
Drew Industries Incorporated:

    We have audited the accompanying consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Drew Industries Incorporated and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

    As discussed in Note 1 to the consolidated financial statements, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" as of January 1, 2002.


/s/ KPMG LLP

Stamford, Connecticut
February 11, 2003, except as to Note 13, which is as of February 28, 2003.


Management's Responsibility for Financial Statements

    The management of the Company has prepared and is responsible for the consolidated financial statements and related financial information included in this report. These consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, which are consistently applied and appropriate in the circumstances. These consolidated financial statements necessarily include amounts determined using management's best judgements and estimates. Such estimates, which are evaluated on an ongoing basis, are based on historical experience and other factors believed to be reasonable under the circumstances.

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


/s/ LEIGH J. ABRAMS                         /s/ FREDRIC M. ZINN
President and Chief Executive Officer       Executive Vice President and
                                            Chief Financial Officer


--------------------------------------------------------------------------------
                                       2002 Annual Report     page thirty-five

Per Share Market Price Range

    The Company's common stock is traded on the American Stock Exchange. A summary of the high and low closing prices of the Company's common stock on the American Stock Exchange is as follows:

                                              2002                 2001
                                        ----------------     ----------------
                                         High       Low        High      Low
-----------------------------------------------------------------------------
Quarter Ended March 31                  $14.98    $10.90      $ 7.38    $4.75
Quarter Ended June 30                   $17.03    $11.50      $ 7.50    $5.05
Quarter Ended September 30              $16.90    $13.50      $ 9.98    $7.70
Quarter Ended December 31               $16.47    $15.25      $10.75    $8.55
=============================================================================

    The closing price per share for the common stock on March 7, 2003 was $15.25 and there were 828 holders of Drew Common Stock, not including beneficial owners of shares held in broker and nominee names.

Dividend Information

    Drew has not paid any cash dividends on its outstanding shares of Common Stock.


Forward-Looking Statements and Risk Factors

    This report contains certain statements, including the Company's plans and expectations regarding its operating strategy, products and costs, and its views of the prospects of the recreational vehicle and manufactured housing industries, which are forward-looking statements and are made pursuant to the safe harbor provisions of the Securities Litigation Act of 1995. These forward-looking statements reflect the Company's views, at the time such statements were made, with respect to the Company's future plans, objectives, events and financial results, such as revenues, expenses, income, earnings per share, capital expenditures, and other financial items. Forward-looking statements are not guarantees of future performance; they are subject to risks and uncertainties. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

    There are a number of factors, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those described in the forward-looking statements. These factors include pricing pressures due to competition, raw material costs (particularly aluminum, vinyl, steel, glass, and ABS resin), availability of retail and wholesale financing for manufactured homes, availability and costs of labor, inventory levels of retailers and manufacturers, the financial condition of our customers, interest rates, and adverse weather conditions impacting retail sales. In addition, general economic conditions and consumer confidence may affect the retail sale of manufactured homes and RVs.


--------------------------------------------------------------------------------
Drew Industries Incorporated            page thirty-six

[PHOTO OMITTED]

Corporate Information

BOARD OF DIRECTORS

Edward W. Rose, III(1)
Chairman of the Board of
Drew Industries Incorporated
President of Cardinal
Investment Company

James F. Gero(1)
Chairman and Chief Executive Officer of
Sierra Technologies, Inc.

Gene Bishop(1)
Retired Bank Executive

Frederick B. Hegi, Jr.(1)
Founding Partner
Wingate Partners

Leigh J. Abrams
President and Chief Executive Officer of
Drew Industries Incorporated

L. Douglas Lippert
Chairman of Lippert Components, Inc.

David L. Webster
Chairman, President and Chief Executive Officer of Kinro, Inc.

(1) Member of Audit Committee, Compensation Committee, and Governance and Nominating Committee of the Board of Directors

CORPORATE OFFICERS

Leigh J. Abrams
President and Chief Executive Officer

Fredric M. Zinn
Executive Vice President and
Chief Financial Officer

Harvey J. Kaplan
Treasurer and Secretary

John F. Cupak
Controller

FORM 10-K

A copy of the Annual Report on Form 10-K as filed by the Corporation with the Securities and Exchange Commission is available upon request, without charge, by writing to:

  Secretary
  Drew Industries Incorporated
  200 Mamaroneck Avenue
  White Plains, NY 10601

GENERAL COUNSEL

Harvey F. Milman, Esq.
Phillips Nizer LLP
666 Fifth Avenue
New York, NY 10103-0084

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

TRANSFER AGENT
AND REGISTRAR

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100
(800) 937-5449
Website: www.amstock.com

EXECUTIVE OFFICES

200 Mamaroneck Avenue
White Plains, NY 10601
(914) 428-9098
Website: www.drewindustries.com
E-mail: drew@drewindustries.com

KINRO, INC.

Better Bath, a division of Kinro, Inc.

David L. Webster
Chairman, President and Chief Executive Officer

    Corporate Headquarters

    4381 Green Oaks Boulevard West
    Arlington, TX 76016
    (817) 483-7791

LIPPERT COMPONENTS, INC.

Lippert Tire and Axle, Inc.
Coil Clip, Inc.

L. Douglas Lippert
Chairman

Jason Lippert
President and Chief Executive Officer

    Corporate Headquarters

    2375 Tamiami Trail North, Suite 110
    Naples, FL 34103
    (941) 659-2005

CORPORATE GOVERNANCE

Copies of the Company's Governance Principles, and the Charters of the Audit, Compensation, and Governance and Nominating Committees are on the Company's website, and are available upon request, without charge, by writing to:

  Secretary
  Drew Industries Incorporated
  200 Mamaroneck Avenue
  White Plains, NY 10601


TOP PHOTO (FROM LEFT TO RIGHT):   Gene H. Bishop, James F. Gero, Frederick
                                  B. Hegi, Edward W. Rose, III,  Leigh J.
                                  Abrams,  David L. Webster, L. Douglas Lippert.


--------------------------------------------------------------------------------
                                           2002 Annual Report

                                  [DREW LOGO]
                          DREW INDUSTRIES INCORPORATED

                              200 Mamaroneck Avenue
                             White Plains, NY 10601
                             www.drewindustries.com